As filed with the Securities and Exchange Commission on November 20, 2003

Registration No. 333-109725

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LOCKHEED MARTIN CORPORATION

(Exact name of registrant as specified in its charter)

Maryland	3760	52-1893632
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

6801 Rockledge Drive

Bethesda, Maryland 20817

(301) 897-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Frank H. Menaker

Senior Vice President and General Counsel

Lockheed Martin Corporation

6801 Rockledge Drive

Bethesda, Maryland 20817

(301) 897-6000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Glenn C. Campbell King & Spalding LLP 1730 Pennsylvania Ave., N.W. Washington, D.C. 20006 (202) 737-0500	Mark E. Mazo James E. Showen Hogan & Hartson L.L.P. 555 13th Street, N.W. Washington, D.C. 20004 (202) 637-56005

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement is declared effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price		Amount of Registration Fee

Common Stock, $1.00 par value	(1)	$1,937,813,084	(2)	$156,770	(3)

(1)	Omitted in reliance on Rule 457(o)
(2)	Estimated solely for the purpose of calculating the registration fee and computed pursuant to Rules 457(f)(1) and 457(c) under the Securities Act of 1933, as amended, based on the market value of the Titan common stock to be exchanged in the merger, as the product of (i) $20.94, the average of the high and low sale prices of Titan common stock on The New York Stock Exchange on October 10, 2003 and (ii) the maximum possible number of shares of Titan common stock to be cancelled pursuant to the merger (calculated as 92,541,217 which is the sum of (a) 81,364,270 outstanding shares of Titan common stock, (b) 10,541,879 shares of Titan common stock issuable upon the exercise of outstanding employee and director options, (c) 97,952 shares of Titan common stock issuable upon exercise of outstanding warrants and (d) 537,116 shares of Titan common stock issuable upon conversion of Titan’s cumulative convertible preferred stock).
(3)	Previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROXY STATEMENT/PROSPECTUS

Dear Titan Stockholder:

A special meeting of the stockholders of The Titan Corporation will be held at [place and address], on [Day],             , 2004, at [time] a.m., local time. At the special meeting, you will be asked to approve the merger of Titan with a subsidiary of Lockheed Martin Corporation. In the proposed merger, you may make one of the following elections regarding the type of merger consideration you wish to receive in exchange for your Titan common stock:

•	a “cash election” of $22.00 in cash per share, without interest;
•	a “stock election” for Lockheed Martin common stock based on an exchange rate determined as described below; or
•	a “combination election” whereby 50% of your Titan shares will be exchanged for cash and 50% of your Titan shares will be exchanged for Lockheed Martin common stock based on the exchange rate.

If you make a cash election or a stock election, the form of merger consideration that you actually receive will likely be adjusted as a result of the allocation procedures of the merger agreement which require that 50% of the shares of Titan common stock outstanding at the time of the merger must be exchanged for Lockheed Martin common stock, and 50% of the outstanding Titan shares must be exchanged for cash. If either the cash or stock election is oversubscribed, the allocation procedures may cause you to receive part cash and part Lockheed Martin common stock. The exchange rate will be determined by dividing $22.00 by the average trading price of Lockheed Martin common stock over a ten-day trading period, subject to lower and upper limits, or “collars,” of $46.00 and $58.00. Shares of Lockheed Martin common stock are listed on the New York Stock Exchange under the trading symbol “LMT.” On                      , 2003, the closing price of a share of Lockheed Martin common stock was $            .

The attached proxy statement/prospectus contains detailed information about the merger, the merger consideration and the procedures you must follow to elect the form of merger consideration you wish to receive. We encourage you to read this document carefully, including the “ Risk Factors” beginning on page 19, for a description of factors that should be considered before you complete your proxy card or make your election with respect to the merger consideration.

Your vote is very important.    Your board of directors has determined that the merger agreement and the merger are advisable, fair to and in the best interests of Titan and its stockholders. The merger cannot be completed unless the holders of a majority of the outstanding shares of Titan common stock vote to adopt the merger agreement and approve the merger. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE SIGN AND RETURN YOUR PROXY CARD OR DELIVER YOUR PROXY INSTRUCTIONS VIA THE INTERNET OR BY TELEPHONE. If you fail to submit your proxy, the effect will be a vote against the adoption of the merger agreement and approval of the merger.

On behalf of your board of directors, we encourage you to vote FOR the adoption of the merger agreement and approval of the merger and FOR the proposal to adjourn the special meeting, if necessary.

Sincerely,

Gene W. Ray
Chairman of the Board, President
and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated             , 2003, and is being first mailed to Titan stockholders on or about             , 2003.

THE TITAN CORPORATION

3033 Science Park Road

San Diego, California 92121

(858) 552-9500

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD                     , 2004

To the Stockholders of The Titan Corporation:

You are cordially invited to attend a special meeting of stockholders of The Titan Corporation to be held at [place and address], on [Day],                     , 2004, at [time] a.m., local time, to consider the following matters:

(1)	A proposal to adopt the merger agreement and approve the merger of Titan with a wholly-owned subsidiary of Lockheed Martin Corporation;

(2)	A proposal to authorize Titan to adjourn the special meeting on one or more occasions, if necessary, (a) to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve proposal (1), (b) to allow extra time for the parties to satisfy other closing conditions to the merger, or (c) to calculate and announce the exchange rate before the vote on proposal (1) is taken; and

(3)	Such other business as may properly come before the special meeting or any adjournments or postponements thereof.

The accompanying proxy statement/prospectus forms a part of this notice and describes the terms and conditions of the merger agreement and includes a complete copy of the merger agreement as Annex A. Other important information is incorporated by reference in the proxy statement/prospectus from other documents. Please review all these materials carefully before submitting your proxy. Titan’s board of directors is soliciting your proxy.

This notice and the accompanying proxy statement/prospectus are being mailed to holders of our cumulative convertible preferred stock as well as holders of our common stock. However, only holders of record of Titan common stock at the close of business on                     , 200     will be entitled to vote at the special meeting or any adjournment or postponement thereof. As more fully described in the accompanying proxy statement/prospectus, we will redeem, at a price of $20.00 per share plus dividends in arrears, all shares of our cumulative convertible preferred stock that are not properly converted into our common stock before the close of business on                     , 2004, the redemption date. As a result, pursuant to the terms of Titan’s certificate of incorporation and applicable Delaware law, holders of our cumulative convertible preferred stock will not have the right to vote those shares at the special meeting. However, holders of our cumulative convertible preferred stock that properly convert their shares of cumulative convertible preferred stock into Titan common stock prior to the close of business on the redemption date will be entitled to elect the form of merger consideration they wish to receive upon completion of the merger.

To approve the merger, holders of a majority of the outstanding shares of Titan common stock must vote to adopt the merger agreement and approve the merger. To approve the proposal to adjourn the special meeting, holders of a majority of the shares of Titan common stock present or represented by proxy must vote to approve the adjournment proposal. Approval of the adjournment proposal is not a condition to the adoption of the merger agreement or approval of the merger. The Titan board of directors recommends that stockholders vote FOR both proposals.

To ensure your vote is counted, we urge you to vote using one of the following methods:

•	sign the enclosed proxy card and mail it in the enclosed, prepaid and addressed envelope;

•	call toll-free 1-800-PROXIES and follow the instructions; or

•	access the web page at www.voteproxy.com and follow the on-screen instructions.

If you attend the special meeting, you may revoke your proxy and vote in person even though you have submitted your proxy card or voted via the Internet or the toll-free number. Even if you plan to attend the special meeting, we urge you to submit a valid proxy promptly to ensure that your shares will be represented at the special meeting.

By order of the Board of Directors,

Nicholas J. Costanza
Senior Vice President, General Counsel and Secretary

San Diego, California

                    , 2003

WHERE YOU CAN FIND MORE INFORMATION

Titan and Lockheed Martin file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Lockheed Martin or Titan at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You also may obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You also can inspect reports, proxy statements and other information about Lockheed Martin and Titan at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC maintains a website that contains reports, proxy statements and other information, including those filed by Lockheed Martin and Titan, at http://www.sec.gov. You also may access the SEC filings and obtain other information about Lockheed Martin and Titan through the websites maintained by Lockheed Martin and Titan, which are http://www.lockheedmartin.com and http://www.titan.com. The information contained in such websites is not incorporated by reference in this proxy statement/prospectus.

As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement on Form S-4 filed by Lockheed Martin to register the shares of stock to be issued in the merger and the exhibits to the registration statement. The SEC allows Lockheed Martin and Titan to “incorporate by reference” information in this proxy statement/prospectus, which means that they can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Lockheed Martin and Titan have previously filed with the SEC. These documents contain important information about the companies and their financial condition.

Lockheed Martin filings with the SEC

•	Annual Report on Form 10-K for the year ended December 31, 2002;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003;

•	Current Reports on Form 8-K filed January 16, 2003, June 10, 2003, June 27, 2003 (as amended by Form 8-K/A filed July 22, 2003), August 8, 2003, August 26, 2003 and September 16, 2003; and

•	The description of Lockheed Martin’s common stock, $1.00 par value per share, contained in its Registration Statement on Form 8-B, filed with the Commission pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (as amended on Form 8-B/A filed on March 9, 1995), and any amendment or report filed for the purpose of updating such description.

Titan filings with the SEC

•	Annual Report on Form 10-K for the year ended December 31, 2002;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003;

•	Current Reports on Form 8-K filed on April 30, 2003, July 9, 2003, and September 17, 2003, and a Current Report on Form 8-K/A filed on June 19, 2003 (amending the Form 8-K filed on August 14, 2002);

•	The audited consolidated balance sheets of Jaycor, Inc. as of January 31, 2001 and 2002, the audited consolidated statements of operations, stockholders’ equity and cash flows of Jaycor, Inc. for each of the two years in the period ended January 31, 2002, and the notes related thereto and the related auditors’ report thereon included in the Current Report on Form 8-K filed on March 26, 2002; and

•	The description of Titan’s common stock included under the caption “Securities to be Registered” in Titan’s Registration Statement on Form 8-A, as filed on December 16, 1993, including any amendments or reports filed for the purpose of updating such description.

All documents filed by Lockheed Martin and Titan pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this proxy statement/prospectus to the date of the special meeting shall also be deemed to be incorporated herein by reference.

You may also obtain copies of any document incorporated in this proxy statement/prospectus, without charge, by requesting them in writing, by telephone or by e-mail from the appropriate company at the following addresses:

The Titan Corporation Investor Relations 3033 Science Park Road San Diego, California 92121 Telephone: (858) 552-9500 email: invest@titan.com	Lockheed Martin Corporation Investor Relations 6801 Rockledge Drive Bethesda, Maryland 20817 Telephone: (301) 897-6598 email: investor.relations@lmco.com

If you would like to request any documents, please do so by                     , 2004 [5 business days before the special meeting] in order to receive them before the special meeting.

Neither Lockheed Martin nor Titan have authorized anyone to give any information or make any representation about the merger that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that are incorporated by reference in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it.

If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this document unless the information specifically indicates that another date applies.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What is the proposed transaction that I am being asked to approve?

A:	You are being asked to vote to adopt the merger agreement and approve the merger of Titan with a wholly-owned subsidiary of Lockheed Martin. In this proxy statement/prospectus, we refer to the agreement and plan of merger as the “merger agreement.” Under the merger agreement, Titan will be merged with and into LMC LLC One, a wholly-owned subsidiary of Lockheed Martin formed to complete the merger in a “forward” merger. However, under certain circumstances described in this proxy statement/prospectus, Titan may elect to restructure the proposed transaction and cause LMC LLC One to be merged with and into Titan in a “reverse” merger. In this proxy statement/prospectus, we alternately refer to the “forward” merger and the “reverse” merger as the “merger.” The surviving entity in the merger will continue to exist under Delaware law as a wholly-owned subsidiary of Lockheed Martin.

Q:	What will I receive in exchange for my Titan common stock in the merger?

A:	You may make one of the following elections regarding the type of merger consideration you wish to receive in exchange for your Titan common stock:

•	a “cash election” of $22.00 in cash per share, without interest;

•	a “stock election” for Lockheed Martin common stock based on an exchange rate determined as described below; or

•	a “combination election” whereby 50% of your Titan shares will be exchanged for cash and 50% of your Titan shares will be exchanged for Lockheed Martin common stock based on the exchange rate.

If you make a cash election or a stock election, the form of merger consideration that you actually receive will likely be adjusted as a result of the allocation procedures of the merger agreement which require that 50% of the shares of Titan common stock outstanding at the effective time of the merger must be exchanged for Lockheed Martin common stock, and 50% of the outstanding Titan shares must be exchanged for cash. If either the cash or stock election is oversubscribed, the allocation procedures may cause you to receive part cash and part Lockheed Martin common stock.

Q:	If I receive Lockheed Martin common stock as merger consideration, how will the number of shares I receive be calculated?

The number of shares of Lockheed Martin common stock that you will receive for each share of Titan common stock will be based on an exchange rate determined by dividing $22.00 by the “average Lockheed Martin price.” The “average Lockheed Martin price” means the average of the daily mean of the high and low sales prices per share of Lockheed Martin common stock for the ten trading days ending on, but not including, the third trading day prior to the effective time of the merger. For purposes of determining the exchange rate, Titan and Lockheed Martin have agreed to upper and lower limits, or “collars,” on the average Lockheed Martin price of $58.00 and $46.00. As a result, even if the average Lockheed Martin price as so calculated exceeded $58.00, the parties would still use $58.00 in determining the exchange rate and the exchange rate would be fixed at 0.3793. Similarly, even if the average Lockheed Martin price as so calculated was less than $46.00, the parties would still use $46.00 in determining the exchange rate and the exchange rate would be fixed at 0.4783.

Had the exchange rate been determined based on the ten-day trading period ending on                     , 2003, the most recent day prior to the printing of this proxy statement/prospectus, the average Lockheed Martin price would have been $            , and the exchange rate would have been    .

The total number of shares of Lockheed Martin common stock you will receive will be the product of the exchange rate multiplied by the number of your shares of Titan common stock that are to be exchanged for Lockheed Martin common stock, rounding down to the nearest whole share. You will not receive any fractional shares of Lockheed Martin common stock in the merger. Instead, you will be paid cash for any fractional share based on the closing price per share of Lockheed Martin common stock on the trading day immediately before the effective time of the merger.

Q:	How will I know what the actual exchange rate is?

A:	You may not know the exchange rate before submitting your vote on the adoption of the merger agreement and approval of the merger or making your election as to the form of merger consideration you wish to receive. Assuming that the merger closes on the day of the special meeting, Lockheed Martin will issue a press release at least two business days prior to the date set for the special meeting that will announce the exchange rate. If the special meeting is postponed or adjourned or the closing of the merger is delayed for any reason, Titan will issue subsequent press releases announcing the new special meeting date, the date to which the special meeting has been adjourned or the date on which the closing of the merger will occur, and, at least two business days prior to such later date, Lockheed Martin will issue another press release announcing the new exchange rate. All of these press releases also will be filed with the SEC and will be available on the SEC’s web site at www.sec.gov.

Q:	How do I elect the form of merger consideration I wish to receive in the merger? How should I send in my stock certificates?

A:	A letter of transmittal and election form is enclosed with this proxy statement/prospectus. If your shares of Titan common stock are registered in your own name, complete and sign the letter of transmittal and election form and send it to EquiServe Trust Company, N.A., the exchange agent for the merger, together with the stock certificates representing your Titan common stock.

Q:	How do I make an election if I hold my shares of Titan common stock in “street name?”

A:	If you wish to make a particular election and you hold your shares of Titan common stock in “street name,” you must follow the instructions provided by your bank or broker.

Q:	Is there a deadline for making an election of the form of merger consideration that I wish to receive upon completion of the merger?

A:	Yes. Your completed letter of transmittal and election form and stock certificates representing your shares of Titan common stock must be received by the exchange agent no later than 5:00 p.m., New York City time, on the last business day before the effective time of the merger.

Q.	Can I change or revoke my election?

A.	Yes. You may change or revoke any election you have made with respect to the consideration you wish to receive in the merger by giving written notice to the exchange agent at EquiServe, Corporate Actions, Post Office Box 43025, Providence, RI 02940-3025. You may also revoke your election by withdrawing your Titan common stock certificates, or by withdrawing your bank or broker’s guarantee of delivery of your certificates. To be effective, your change or revocation of election must be received prior to 5:00 p.m., New York City time, on the date of the election deadline.

Q:	What if I do not send a letter of transmittal and election form or it is not received before the election deadline?

A:	If the exchange agent does not receive a properly completed letter of transmittal and election form, together with stock certificates representing your shares of Titan common stock or a notice of guaranteed delivery from you before the election deadline, then you will receive a combination of cash for 50% of the shares of Titan common stock you own and Lockheed Martin common stock for the remaining 50% of the shares of Titan common stock you own.

You bear the risk of delivery and should send your letter of transmittal and election form by courier, by hand or by fax, with stock certificates delivered by courier or by hand, to the appropriate addresses shown on the letter of transmittal and election form.

Promptly after the effective time of the merger, the exchange agent will provide stock certificate transmittal materials to the holders of Titan common stock who have not properly and timely completed the letter of transmittal and election form and surrendered their stock certificates. The transmittal materials will contain instructions for surrendering Titan stock certificates to the exchange agent in exchange for the merger consideration.

Q:	What happens if the aggregate number of cash elections exceeds 50% of the outstanding shares of Titan common stock or if the aggregate number of stock elections exceeds 50% of the outstanding shares of Titan common stock?

A:	Under the merger agreement, the number of shares of Titan common stock to be exchanged for cash must be equal to 50% of the total number of shares of Titan common stock outstanding immediately prior to the effective time of the merger. If, after the results of the letter of transmittal and election forms are calculated, the number of shares of Titan common stock to be exchanged for cash exceeds this 50% threshold, the exchange agent will determine the number of cash election shares that must be reallocated as stock election shares in order to achieve the 50% threshold. After the exchange agent makes this determination, all holders who have made cash elections will, on a pro rata basis, have a portion of their cash election shares reallocated as stock election shares so that the total number of shares of Titan common stock to be exchanged for cash will equal the 50% threshold.

No reallocation will occur if a holder has made a cash election but would receive fewer than 20 shares of Lockheed Martin common stock. Instead, the cash election shares of the remaining holders of shares of Titan common stock will be reallocated on a pro rata basis, so that the 50% threshold is satisfied. Titan stockholders that make a combination election will not be subject to the allocation procedures.

Similarly, the number of shares of Titan common stock to be exchanged for shares of Lockheed Martin common stock also must be equal to the 50% threshold. If, after the results of the letter of transmittal and election forms are calculated, the number of shares of Titan common stock to be exchanged for Lockheed Martin common stock exceeds this 50% threshold, the exchange agent will determine the number of stock election shares that must be reallocated as cash election shares in order to achieve the 50% threshold. After the exchange agent makes this determination, all holders who have made stock elections will, on a pro rata basis, have a portion of their stock election shares reallocated as cash election shares so that the total number of shares of Titan common stock to be exchanged for shares of Lockheed Martin common stock will equal the 50% threshold.

As a result of the allocation procedures described above, if either the cash election or stock election is over oversubscribed, you may receive part cash and part Lockhead Martin common stock in exchange for your shares of Titan common stock.

Q:	What are the U.S. federal income tax consequences of the merger to Titan stockholders?

A:	The tax consequences of the merger to you will depend on your particular facts and circumstances, the form of merger consideration you receive and the structure of the merger. You should consult your own tax advisor for a full understanding of the tax consequences of the merger.

Assuming that the merger is completed as currently contemplated as a “forward” merger of Titan with and into LMC LLC One, you will not recognize any gain or loss for U.S. federal income tax purposes if you exchange your shares of Titan common stock solely for shares of Lockheed Martin common stock in the merger, except with respect to cash received in lieu of fractional shares of Lockheed Martin common stock. You will recognize gain or loss if you exchange your shares of Titan common stock solely for cash in the merger. You will recognize gain, but not loss, if you exchange your shares of Titan common stock for a combination of Lockheed Martin common stock and cash, but your taxable gain in that case will not exceed the cash you receive in the merger.

The structure of the merger could change from a tax-free “forward” merger into a taxable “reverse” merger, whereby LMC LLC One would be merged with and into Titan, if:

•	Tax counsel to Lockheed Martin and Titan are unable to render an opinion at the effective time of the merger that the “forward” merger will be treated for U.S. federal income tax purposes as a tax-free reorganization solely because the aggregate value of the Lockheed Martin common stock to be delivered at closing would be insufficient to cause the merger consideration to meet the “continuity of interest” requirements under applicable tax regulations as described more fully under the heading “The Merger—Material U.S. Federal Income Tax Consequences;”

•	Lockheed Martin declines to increase the exchange rate of Lockheed Martin common stock to be delivered as merger consideration to the minimum extent necessary to cause the merger consideration to meet the “continuity of interest” requirements; and

•	Titan elects to restructure the proposed transaction as a taxable “reverse” merger rather than exercise Titan’s option to terminate the merger agreement under these circumstances.

If the transaction were to proceed as a “reverse” merger under the scenario described above, you would recognize gain or loss, regardless of the type of consideration you receive, in an amount equal to the difference between (1) the sum of the cash and the fair market value of the shares of Lockheed Martin common stock you receive in the merger and (2) your adjusted basis in the shares of Titan common stock you exchange in the merger.

Q:	Am I entitled to dissenters’ rights?

A:	Yes. You may dissent from the adoption of the merger agreement and approval of the merger and have the fair value of your shares of Titan common stock determined by a court. The fair value of your shares of Titan common stock, as determined by a court, may be more or less than the consideration to be paid in the merger. If the holders of more than 10% of Titan’s outstanding common stock properly dissent, Lockheed Martin is not required to complete the merger. For more information about dissenters’ rights in the merger, see “The Merger—Dissenters’ Rights.”

To exercise dissenters’ rights, you must not vote in favor of the adoption of the merger agreement and approval of the merger or complete and submit a letter of transmittal and election form, and you must strictly comply with all of the applicable requirements of Delaware law summarized under the heading “The Merger—Dissenters’ Rights.” Shares of Titan common stock held by Titan stockholders who have perfected dissenters’ rights will not be exchanged for the merger consideration at the effective time of the merger.

We have included a copy of Section 262 of the Delaware General Corporation Law, or the DGCL, which governs dissenters’ rights, as Annex C to this proxy statement/prospectus.

Q:	What will happen to shares of Titan’s outstanding cumulative convertible preferred stock? Will holders of those shares have voting rights at the special meeting or receive special consideration in the proposed transaction?

A:	We are mailing this proxy statement/prospectus to holders of Titan’s cumulative convertible preferred stock as well as holders of Titan common stock. However, only holders of record of Titan common stock at the close of business on , 2003 will be entitled to vote at the special meeting or any postponement or adjournment thereof. As more fully described elsewhere in this proxy statement/prospectus, Titan will redeem, at a price of $20.00 per share plus dividends in arrears, all shares of Titan’s cumulative convertible preferred stock that are not properly converted into Titan common stock before the close of business on , 2004, which is referred to as the redemption date. Because all outstanding shares of Titan’s cumulative convertible preferred stock will be redeemed prior to the date of the special meeting, holders of Titan’s cumulative convertible preferred stock will not have the right to vote those shares at the special meeting. However, holders of Titan’s cumulative convertible preferred stock that properly convert their shares of cumulative convertible preferred stock into Titan common stock prior to the close of business on the redemption date will be entitled to elect the form of merger consideration they wish to receive upon completion of the merger.

Q:	In addition to considering the adoption of the merger agreement and approval of the merger, on what other matters am I being asked to vote?

A:	Titan’s board of directors also is soliciting your proxy to authorize Titan to adjourn the special meeting on one or more occasions, if necessary, (a) to solicit additional proxies if there are not sufficient votes at the time of the special meeting to adopt the merger agreement and approve the merger, (b) to allow additional time for the parties to satisfy other closing conditions to the merger, or (c) to calculate and announce the exchange rate before the vote on the merger. The affirmative vote of holders of a majority of shares of Titan common stock present or represented by proxy at the special meeting is required to approve the adjournment proposal. See “Adoption of Adjournment Proposal” for information regarding the adjournment proposal.

Q:	Who can vote at the special meeting?

A:	Holders of record of Titan common stock at the close of business on , 2003 can vote at the special meeting. On that date, shares of Titan common stock were outstanding and entitled to vote. Because Titan will redeem its cumulative convertible preferred stock before the special meeting, holders of this preferred stock will not be entitled to vote their preferred stock at the special meeting.

Q:	How do the holders of Titan common stock vote their shares?

A:	You may vote by mail by signing the enclosed proxy card and mailing it in the enclosed, prepaid and addressed envelope. You may also vote via the Internet or by telephone by following the voting procedures in the enclosed instructions. Votes submitted via the Internet or by telephone must be received by 12:00 midnight, New York City time, on , 2004. Submitting your proxy will not affect your right to vote in person if you decide to attend the special meeting.

The telephone and Internet voting procedures are designed to authenticate stockholders’ identities, to allow stockholders to give their voting instructions and to confirm that stockholders’ instructions have been recorded properly. If you vote via the Internet, you may incur costs associated with electronic access, including charges from your Internet access provider and/or telephone company.

Also, you may vote your shares in person at the special meeting. Titan will pass out written ballots to anyone who wants, and is entitled, to vote at the special meeting. If you hold your shares in street name, you must request a legal proxy from your broker or bank in order to vote in person at the special meeting.

PLEASE EXAMINE YOUR PROXY CARD CLOSELY TO MAKE SURE YOU ARE VOTING ALL OF YOUR SHARES OF TITAN COMMON STOCK.

Q:	Will my shares of Titan common stock be voted if I do not return my proxy card or vote via the Internet or by telephone?

A:	If you hold your shares of Titan common stock in “street name,” generally the broker or bank may only vote the shares which it holds for you in accordance with your instructions, unless the subject of the vote is a “routine” matter. In this case, if the broker or bank has not received your instructions within ten days of the special meeting, it may not vote your shares of Titan common stock on the adoption of the merger agreement and approval of the merger or on the proposal to adjourn the special meeting because these proposals are not considered “routine” matters by the New York Stock Exchange.

If the broker or bank cannot vote on a particular matter because it is considered “non-routine,” there is a “broker-non-vote” on that matter. Abstentions and broker non-votes will be treated as shares present, in person or by proxy, and entitled to vote for purposes of determining a quorum at the special meeting but will have the same effect as votes against adoption of the merger agreement and approval of the merger and against the proposal to adjourn the special meeting, if necessary.

It is important that you provide instructions to your broker or bank by voting your proxy promptly to ensure that all shares of Titan common stock you own will be voted as you wish at the special meeting.

YOU MAY HAVE GRANTED TO YOUR BROKER OR BANK DISCRETIONARY VOTING AUTHORITY OVER YOUR ACCOUNT. YOUR BROKER OR BANK MAY BE ABLE TO VOTE YOUR SHARES OF TITAN COMMON STOCK DEPENDING ON THE TERMS OF YOUR AGREEMENT WITH THEM.

Q:	How do I vote shares of Titan common stock held in Titan employee benefit plans? Are there special procedures that I need to follow?

A:	Yes. If you own shares of Titan common stock through a Titan employee benefit plan, you will receive a separate voting instruction card and letter of transmittal and election form for the shares of Titan common stock allocated to you under those plans. Titan has the following employee benefit plans through which you may hold shares: the Titan Corporation Consolidated Retirement Plan, the AverStar, Inc. Profit Sharing & Savings Plan and the Jaycor, Inc. Employee Stock Ownership Plan.

By completing the appropriate voting instruction card, you will provide voting instructions to the trustee of the applicable plan for shares of Titan common stock you hold through those plans. If the trustee does not receive voting instructions from you, the trustee may vote your shares of Titan common stock held in those plans in the same proportion as the shares of Titan common stock voted by all other respective plan participants on each proposal. If the trustee receives a signed but not voted instruction card, the trustee will vote your shares of Titan common stock on each proposal according to the recommendations of Titan’s board of directors.

By completing the letter of transmittal and election forms, you also will be instructing the trustee for the applicable plan to make a corresponding election for the shares of Titan common stock allocated to you under that plan. If you do not make an election, you will receive a combination of cash for 50% of the shares of Titan common stock you own through the plan and Lockheed Martin common stock for the remaining 50% of the shares of Titan common stock you own through the plan.

Q:	What vote is required for approval?

A:	The affirmative vote of holders of a majority of the outstanding shares of Titan common stock entitled to vote at the special meeting is required to adopt the merger agreement and approve the merger. The affirmative vote of the holders of a majority of the shares of Titan common stock present or represented by proxy at the special meeting is required to adopt the adjournment proposal.

Q:	Is Lockheed Martin’s business and financial condition relevant to my decision?

A:	Yes. Even if you make a cash election, because of the allocation procedures discussed above, it is possible that you will receive Lockheed Martin common stock in the merger. Therefore, you should consider Lockheed Martin’s business and financial condition before you vote or make an election as to the form of merger consideration you wish to receive. In considering Lockheed Martin’s business and financial condition, you should review the information set forth in this proxy statement/prospectus, as well as the documents incorporated by reference, because that information contains detailed business, financial and other information about Lockheed Martin.

Q:	When do you expect the merger to be completed?

A:	Lockheed Martin and Titan are working to complete the merger as promptly as possible. Lockheed Martin and Titan expect to complete the merger promptly after we receive Titan stockholder approval at the special meeting and receive all necessary regulatory approvals. Lockheed Martin and Titan currently anticipate that this will occur during the first quarter of 2004. Some of the conditions to completion of the merger, such as receiving necessary regulatory approvals and receipt of opinions of tax counsel, are not within Lockheed Martin’s or Titan’s control.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this proxy statement/prospectus, please complete and return your proxy as soon as possible, so that your shares of Titan common stock may be voted at the special meeting.

Your proxy card will instruct the persons named on the proxy card to vote your shares of Titan common stock at the special meeting as you direct. If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be voted FOR adoption of the merger agreement and approval of the merger and FOR the proposal to adjourn the special meeting, if necessary. If you do not vote or if you abstain, the effect will be a vote against the proposals. Your vote is very important.

In addition, if you wish to elect to receive a particular form of merger consideration, you also must fill out and return to the exchange agent the letter of transmittal and election form included with this proxy statement/prospectus, together with the stock certificates or a notice of guaranteed delivery representing the shares of Titan common stock you wish to exchange.

Q:	May I change my vote after I have submitted my proxy card?

A:	Yes. You may change your vote at any time before your proxy is voted at the special meeting. If your shares of Titan common stock are registered in your own name, you can do this in one of three ways:

•	signing another proxy card with new instructions with a later date or time;

•	delivering later proxy instructions via regular mail, the Internet or by telephone; or

•	voting in person at the special meeting.

Any written notice of revocation or subsequent proxy should be delivered to Titan’s Corporate Secretary at 3033 Science Park Road, San Diego, CA, 92121, before the taking of the vote at the special meeting. If you transmit changed instructions by regular mail, you should allow sufficient time for your instructions to be delivered prior to the special meeting.

Q:	If I plan to attend the special meeting in person, should I still grant my proxy?

A:	Whether or not you plan to attend the special meeting in person you should submit your proxy as soon as possible. Stockholders whose shares of Titan common stock are registered in their own name may submit their proxies by one of the following methods:

•	sign the enclosed proxy card and mail it in the enclosed, prepaid and addressed envelope;

•	call toll-free 1-800-PROXIES and follow the instructions; or

•	access the web page at www.voteproxy.com and follow the on-screen instructions.

Votes submitted via the Internet or by telephone must be received by 12:00 midnight, New York City time, on                     , 2004. Submitting a proxy will not affect your right to vote in person if you decide to attend the special meeting.

In addition, if you wish to elect to receive a particular form of merger consideration, you also must fill out and return to the exchange agent the letter of transmittal and election form included with this proxy statement/prospectus, together with the stock certificates representing the shares of Titan common stock you wish to exchange.

Q:	What does Titan’s board of directors recommend?

A:	Titan’s board of directors has unanimously determined that the proposed merger agreement and the merger are advisable, fair to and in the best interests of Titan and its stockholders and recommends that you vote FOR the adoption of the merger agreement and approval of the merger.

In addition, Titan’s board of directors has approved and adopted the proposal to adjourn the special meeting, if necessary. Titan’s board of directors recommends that you vote FOR the adjournment proposal. See “Adoption of Adjournment Proposal” for more information on this proposal.

Q:	Who can help answer my questions?

A:	If you have any questions about the merger or if you need additional copies of this proxy statement/prospectus, the enclosed proxy card, the letter of transmittal and election form or any other materials relating to the proposed transaction, you should contact:

The Titan Corporation

Investor Relations

3033 Science Park Road

San Diego, California 92121

Telephone:  (858) 552-9500

email: invest@titan.com

SUMMARY

This summary is not intended to be complete and is qualified in all respects by the more detailed information appearing elsewhere in this proxy statement/prospectus. We encourage Titan stockholders to review this entire proxy statement/prospectus carefully. We have included a copy of the merger agreement in this proxy statement/prospectus as Annex A. The merger agreement, and not this proxy statement/prospectus, is the legal document that governs the merger. For information on how to obtain the documents that Titan and Lockheed Martin have filed with the SEC, see “Where You Can Find More Information.”

The Companies

Lockheed Martin Corporation

6801 Rockledge Drive

Bethesda, Maryland 20817

(301) 897-6000

Lockheed Martin principally researches, designs, develops, manufactures, integrates and operates advanced technology systems, products and services. Lockheed Martin serves customers in domestic and international defense and civil and commercial sectors, with its principal customers being agencies of the United States government. Lockheed Martin is a Maryland corporation and was formed in March 1995 by combining the businesses of Lockheed Corporation and Martin Marietta Corporation. Lockheed Martin operates in five principal business areas: Aeronautics, Electronic Systems, Space Systems, Integrated Systems and Solutions, and Technology Services.

Lockheed Martin’s common stock is listed on the New York Stock Exchange under the symbol “LMT.” Lockheed Martin’s web address is www.lockheedmartin.com. The contents of that website are not part of this proxy statement/prospectus.

LMC Sub One, Inc. and LMC LLC One, LLC

6801 Rockledge Drive

Bethesda, Maryland 20817

(301) 897-6000

LMC Sub One, Inc. is a Delaware corporation and a wholly-owned subsidiary of Lockheed Martin that was incorporated on September 10, 2003 solely for the purpose of effecting the merger with Titan. LMC LLC One, LLC is a Delaware limited liability company and a wholly-owned subsidiary of Lockheed Martin that was formed on September 11, 2003 solely for the purpose of assuming all of the rights and obligations of LMC Sub One under the merger agreement. Pursuant to an assignment and assumption agreement dated November 18, 2003, LMC Sub One assigned all of its rights and obligations under the merger agreement to LMC LLC One. Neither LMC Sub One nor LMC LLC One has carried on any activities other than in connection with the merger agreement. References in this proxy statement/prospectus to “LMC Sub One” refer to LMC Sub One, Inc., and references to “LMC LLC One” refer to “LMC LLC One, LLC.”

The Titan Corporation

3033 Science Park Road

San Diego, California 92121

(858) 552-9500

The Titan Corporation, a Delaware corporation, is a technology developer and systems integrator for the Department of Defense, the Department of Homeland Security, and intelligence and other key government agencies. Titan provides a range of services and systems solutions. These solutions and services include research and development, design, installation, integration, test, logistics support, maintenance and training. Titan also provides services and solutions to government agencies with sophisticated information systems. These include information processing, information fusion, data management, and communication systems. In addition, Titan develops and produces digital imaging products, sensors, lasers, electro-optical systems, threat simulation/training systems, intelligence electronic hardware, signal intercept systems, and complex military specific systems.

Titan common stock is listed on the New York Stock Exchange under the symbol “TTN.” Titan’s website address is www.titan.com. The contents of that website are not part of this proxy statement/prospectus.

The Special Meeting (page 34)

The special meeting will take place at [place and address] on [date] at [time] a.m., local time. At the special meeting, the holders of Titan common stock will be asked to adopt the merger agreement and approve the merger and to approve the proposal to adjourn the special meeting, if necessary. Because Titan will redeem its outstanding cumulative convertible preferred stock before the special meeting, holders of this preferred stock will not be entitled to vote their preferred stock at the special meeting.

The close of business on                     , 2003 is the record date for determining if you are entitled to vote at the special meeting. On that date, there were approximately                      shares of Titan common stock outstanding and entitled to vote. Each share of Titan common stock is entitled to one vote at the special meeting.

Required Vote (page 34)

The affirmative vote of the holders of a majority of the outstanding shares of Titan common stock entitled to vote at the special meeting is required to adopt the merger agreement and approve the merger. The affirmative vote of the holders of a majority of the shares of Titan common stock present or represented by proxy at the special meeting is required to approve the adjournment proposal. On the record date, directors and executive officers of Titan beneficially owned and had the right to vote    shares of Titan common stock entitling them to exercise approximately             % of the voting power of Titan common stock.

The Merger (page 38)

If the conditions to the completion of the merger are satisfied, Titan will be merged with and into LMC LLC One in a “forward” merger. However, under certain circumstances described in this proxy statement/prospectus, Titan may cause LMC LLC One to be merged with and into Titan in a “reverse” merger. After the merger, LMC LLC One or Titan, as the successor in the merger, will continue its existence under Delaware law as a wholly-owned subsidiary of Lockheed Martin. The merger agreement is attached to this proxy statement/prospectus as Annex A and is incorporated in this proxy statement/prospectus by reference. You should read the merger agreement carefully, as it is the legal document that governs the merger.

Merger Consideration (page 66)

You may make one of the following elections regarding the type of merger consideration you wish to receive in exchange for your Titan common stock:

•	a “cash election” of $22.00 in cash per share, without interest;

•	a “stock election” for Lockheed Martin common stock based on an exchange rate determined as described below; or

•	a “combination election” whereby 50% of your Titan shares will be exchanged for cash and 50% of your Titan shares will be exchanged for Lockheed Martin common stock based on the exchange rate.

Shares of Titan common stock held by Titan stockholders who have perfected dissenters’ rights will not be exchanged for the merger consideration at the effective time of the merger.

If you receive Lockheed Martin common stock in exchange for shares of Titan common stock, the number of shares of Lockheed Martin common stock that you will receive for each share of Titan common stock will be based on an exchange rate determined by dividing $22.00 by the “average Lockheed Martin price.” The “average Lockheed Martin price” means the average of the daily mean of the high and low sales prices per share of Lockheed Martin common stock for the ten trading days ending on, but not including, the third trading day prior to the effective time of the merger. For purposes of determining the exchange rate, Titan and Lockheed Martin have agreed to upper and lower limits, or “collars,” on the average Lockheed Martin price of $58.00 and $46.00. As a result, even if the average Lockheed Martin price as so calculated exceeded $58.00, the parties would still use $58.00 in determining the exchange rate and the exchange rate would be fixed at 0.3793. Similarly, even if the average Lockheed Martin price as so calculated was less than $46.00, the parties would still use $46.00 in determining the exchange rate and the exchange rate would be fixed at 0.4783. Under certain circumstances, Lockheed Martin has the right to increase the exchange rate of Lockheed Martin common stock to be delivered as merger consideration to the minimum extent necessary for the delivery of the tax opinion required as a closing conditions under the merger agreement. Had the exchange rate been determined based on the ten-day trading period ending on                     , 2003, the most recent day prior to the printing of this proxy statement/prospectus, the average Lockheed Martin price would have been $            , and the exchange rate would have been    .

The allocation procedures set forth in the merger agreement require that 50% of the outstanding shares of Titan common stock outstanding at the time of the merger (excluding shares held by Titan stockholders who have perfected dissenters’ rights or any shares held by Lockheed Martin or Titan), be exchanged for Lockheed Martin common stock and the merger consideration payable with respect to the remaining 50% of the Titan shares must be paid in cash.

If the aggregate number of shares of Titan common stock to be exchanged for cash exceeds this 50% threshold, then a portion of the shares of Titan common stock for which cash elections are made will be exchanged for Lockheed Martin common stock on a pro rata basis so that the total number of shares of Titan common stock exchanged for cash equals the 50% threshold. If the aggregate number of shares of Titan common stock to be exchanged for Lockheed Martin common stock exceeds the 50% threshold, then a portion of the Titan common stock for which stock elections are made will be exchanged for cash on a pro rata basis so that the total number of shares of Titan common stock exchanged for Lockheed Martin common stock equals the 50% threshold.

No reallocation will occur if a holder has made a cash election but would receive fewer than 20 shares of Lockheed Martin common stock upon reallocation. Instead, the cash election shares of the remaining holders of shares of Titan common stock will be reallocated on a pro rata basis, so that the 50% threshold is satisfied.

Titan stockholders that make a combination election will not be subject to the allocation procedures described above.

If your shares of Titan common stock are registered in your own name and you wish to elect to receive a particular form of merger consideration, you must fill out and return to the exchange agent the letter of transmittal and election form included with this proxy statement/prospectus, together with the stock certificates representing the shares of Titan common stock you wish to exchange. If you wish to elect to receive a particular form of merger consideration and your shares of Titan common stock are held in “street name,” you must follow the instructions provided by your bank or broker.

The letter of transmittal and election form, related stock certificates and any other required documentation must be received by the exchange agent not later than 5:00 p.m., New York City time, on the last business day before the effective time of the merger, which we refer to as the “election deadline.”

All elections will be irrevocable after 5:00 p.m., New York City time, on the date of the election deadline. Once you deliver a letter of transmittal and election form to the exchange agent, you may not sell, transfer or otherwise dispose of your shares of Titan common stock. If the merger does not take place for any reason, your stock certificates or a notice of guaranteed delivery will be returned to you. If the exchange agent does not receive these materials from you before the election deadline, then you will receive a combination of cash for 50% of your shares of Titan common stock and shares of Lockheed Martin common stock for the remaining 50% of your shares of Titan common stock.

Recommendation of the Titan Board; Titan’s Reasons for the Merger (page 42)

Titan’s board of directors has adopted the merger agreement and approved the merger. Titan’s board has determined that the merger agreement and the merger are advisable, fair to and in the best interests of Titan and its stockholders and recommends that Titan stockholders vote FOR the adoption of the merger agreement and approval of the merger. In reaching its decision, the Titan board considered a number of factors that are described in more detail in “The Merger—Recommendation of the Titan Board; Titan’s Reasons for the Merger.” The Titan board of directors did not assign relative weight to any factors. In addition, the Titan board did not reach any specific conclusion on each factor considered but conducted an overall analysis of these factors. Individual members of the Titan board of directors may have given different weight to different factors.

Opinion of Relational Advisors LLC (page 45)

In deciding to adopt the merger agreement and approve the merger, Titan’s board of directors considered the opinion, dated September 15, 2003, of its financial advisor, Relational Advisors LLC, that as of that date and based on and subject to various assumptions, matters considered and limitations described in the opinion, the merger consideration was fair, from a financial point of view, to the holders of Titan common stock.

The written opinion of Relational Advisors LLC is attached as Annex B to this proxy statement/prospectus. We encourage you to read this opinion carefully and in its entirety.

Lockheed Martin’s Reasons for the Merger (page 41)

The Lockheed Martin board of directors approved the merger agreement on September 15, 2003 and believes that the merger is in the best interests of Lockheed Martin and its stockholders. In reaching its decision, the Lockheed Martin board considered a number of factors that are described in more detail in “The Merger—Lockheed Martin’s Reasons for the Merger.” The Lockheed Martin board did not assign relative weights to any factor and did not reach specific conclusions on each factor considered but conducted an overall analysis of these factors. Individual Lockheed Martin board members may have assigned different weights to different factors.

Effect on Titan Stock Options and Warrants (page 69)

At the effective time of the merger, each outstanding option or right to purchase shares of Titan common stock will fully vest and become exercisable in accordance with the terms and conditions of the plan or agreement under which it was granted, except that it will be exchanged for the right to receive shares of Lockheed Martin common stock. After the effective time of the merger, the number of shares of Lockheed Martin common stock subject to each Titan stock option will be the number of shares of Titan common stock subject to such Titan stock option prior to the effective time of the merger multiplied by the exchange rate, and the exercise price of each stock option will be adjusted by dividing the per share exercise price under such Titan stock option by the exchange rate.

At the effective time of the merger, each outstanding warrant to purchase Titan common stock will be exchanged for a warrant to acquire shares of Lockheed Martin common stock. Following the effective time of the merger, each outstanding Titan warrant will be exercisable for (1) $11.00 in cash per share of Titan common stock plus (2) the number of shares of Lockheed Martin common stock equal to the product of 50% of the aggregate number of shares of Titan common stock which would have been exercisable as of the effective time of the merger multiplied by the exchange rate.

Interests of Certain Persons in the Merger; Conflicts of Interest (page 49)

In considering the recommendation of Titan’s board of directors with respect to the merger agreement and the merger, you should be aware that some of the directors and executive officers of Titan have interests in the merger that are different from, or are in addition to, the interests of Titan stockholders generally. The members of Titan’s board of directors were aware of these interests of directors and executive officers and considered them when the board adopted the merger agreement, approved the merger and made its recommendation to Titan stockholders. These interests relate to, among other things:

•	rights of some of Titan’s executive officers to receive cash payments and other benefits in the event of the termination of their employment under some circumstances in connection with the merger;

•	rights of some of Titan’s executive officers to receive retention, severance and bonus equal to target bonus under the 2003 Titan Annual Incentive Plan for 2003 or a greater bonus, if approved by the compensation committee of Titan’s board of directors;

•	the accelerated vesting and exercisability of options to purchase Titan common stock held by Titan’s executive officers and directors;

•	the right to continued director and officer’s insurance coverage for a period of six years, to be paid for by Lockheed Martin, of Titan’s directors and executive officers for acts or omissions occurring prior to the merger; and

•	the inclusion in the surviving entity’s governing documents following the merger of provisions requiring the surviving corporation to exculpate and indemnify Titan’s directors and officers.

Consent Solicitation and Exchange Offer for Titan’s Outstanding 8% Senior Subordinated Notes (page 70)

In connection with the merger, Titan and Lockheed Martin have also agreed to commence a consent solicitation and a new exchange offer with respect to Titan’s outstanding 8% senior subordinated notes due 2011. In connection therewith, Titan has agreed to use commercially reasonable efforts to commence a consent solicitation to amend the indenture governing the 8% senior subordinates notes to:

•	provide that the merger does not require a change in control offer, as defined in the indenture, to be made to the holders of the notes;

•	eliminate most of the restrictive covenants and the reporting requirements contained in the indenture;

•	modify the event of default provisions; and

•	release the subsidiaries of Titan from their guarantees under the indenture.

In addition, if the requisite consents are received, the registration rights agreement relating to the 8% senior subordinated notes will terminate.

Lockheed Martin and Titan have also filed a joint registration statement on Form S-4 to exchange Titan’s 8% senior subordinated notes for fully registered notes with amended terms, and a full and unconditional guarantee of payment by Lockheed Martin. Lockheed Martin and Titan have agreed to cooperate with each other with respect to the consent solicitation of Titan’s 8% senior subordinated noteholders and the exchange offer.

Successful completion of the consent solicitation, which requires consent of holders of a majority of the aggregate principal amount of the 8% senior subordinated notes, is a condition to Lockheed Martin’s obligation to complete the merger.

Conditions to the Merger (page 76)

The obligations of Lockheed Martin and Titan to complete the merger are subject to satisfaction of the following conditions:

•	receipt of an opinion of counsel that the merger qualifies as a “reorganization” under Section 368(a) of the Internal Revenue Code;

•	the other party’s representations and warranties being true and correct, except such representations and warranties that have not had or would not reasonably be expected to have a material adverse effect on such party or its ability to perform its obligations under the merger agreement;

•	the other party having complied in all material respects with such party’s covenants;

•	the adoption of the merger agreement and approval of the merger by Titan’s stockholders;

•	no laws having been adopted or promulgated and no temporary restraining order or preliminary or permanent injunction of any United States court or United States or other governmental authority having been issued that makes the merger illegal or otherwise prohibits its completion;

•	receipt of all necessary governmental waivers, consents, orders and approvals, except where the failure to obtain the same would not have a material adverse effect;

•	expiration or termination of the waiting period applicable to the completion of the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or HSR Act, and the applicable antitrust laws of any necessary foreign jurisdictions imposing a mandatory waiting period;

•	the continuing effectiveness of the registration statement of which this proxy statement/prospectus forms a part, and the material compliance with all other applicable material state securities laws; and

•	the approval for listing on the New York Stock Exchange, subject to notice of issuance, of the Lockheed Martin common stock to be issued as merger consideration.

Lockheed Martin’s obligations are further conditioned on satisfaction of the following conditions:

•	there not having occurred any change, effect, event or circumstance that is reasonably likely to have a material adverse effect on Titan’s business, condition, financial or otherwise, assets or results of operations, subject to certain exceptions discussed under “The Merger Agreement;”

•	Titan’s delivery of an officers’ certificate regarding certain agreements, representations and warranties;

•	dissenting shares not constituting more than 10% of the number of shares of Titan common stock issued and outstanding;

•	Titan’s redemption of all outstanding shares of its cumulative convertible preferred stock; and

•	Titan’s successful completion of the consent solicitation with respect to its outstanding 8% senior subordinated notes.

Restrictions on Solicitation (page 75)

Subject to certain exceptions, the merger agreement prohibits Titan, its subsidiaries and agents from directly or indirectly soliciting, knowingly encouraging, participating in any discussions regarding, furnishing any non-public information with respect to, or assisting or facilitating any proposal for any third party to acquire Titan, its subsidiaries, or more than 5% of Titan’s assets or capital stock.

Termination (page 78)

The merger agreement may be terminated by the mutual consent of Lockheed Martin and Titan. Additionally, either Lockheed Martin or Titan may terminate the merger agreement if:

•	the merger is not completed by March 31, 2004 (or May 31, 2004 if the parties are taking, contesting or resisting any matters relating to necessary regulatory approvals) through no fault of the party seeking to terminate the merger;

•	the party seeking termination is not in material breach of the merger agreement and the other party has materially breached a representation, warranty, covenant or obligation of that party contained in the merger agreement and such breach is either not capable of being cured or, with respect to a covenant or agreement that is capable of being cured, has not been cured within thirty days of written notice of the breach;

•	Titan stockholders fail to adopt the merger agreement and approve the merger at the special meeting; or

•	Titan’s board of directors provides written notice to Lockheed Martin that it has determined to accept an alternative acquisition proposal that it believes is more favorable to Titan stockholders than the proposed merger with Lockheed Martin.

Titan may terminate the merger agreement if counsel to Titan and Lockheed Martin are unable to give an opinion that the merger can be completed as a tax-free reorganization and Lockheed Martin does not elect to increase the exchange rate of Lockheed Martin common stock to be delivered as merger consideration to the minimum extent necessary to enable such opinions to be given.

Lockheed Martin may terminate the merger agreement if Titan’s board of directors adversely withdraws, modifies, withholds or changes its recommendation of the merger agreement or recommends an alternative acquisition transaction with a third party.

Termination Fee (page 79)

The merger agreement requires Titan to pay Lockheed Martin a termination fee of $60 million if the merger agreement is terminated under certain circumstances.

Material U.S. Federal Income Tax Consequences (page 59)

Assuming that the merger is completed as currently contemplated as a “forward” merger of Titan with and into LMC LLC One, you will not recognize any gain or loss for U.S. federal income tax purposes if you exchange your shares of Titan common stock solely for shares of Lockheed Martin common stock in the merger, except with respect to cash received in lieu of fractional shares of Lockheed Martin common stock. You will recognize gain or loss if you exchange your shares of Titan common stock solely for cash in the merger. You will recognize gain, but not loss, if you exchange your shares of Titan common stock for a combination of Lockheed Martin common stock and cash, but your taxable gain in that case will not exceed the cash you receive in the merger.

The structure of the transaction could change from a tax-free “forward” merger into a taxable “reverse” merger, whereby LMC LLC One would be merged with and into Titan, if:

•	tax counsel to Lockheed Martin and Titan are unable to render an opinion at the effective time of the merger that the “forward” merger will be treated for U.S. federal income tax purposes as a tax-free reorganization solely because the aggregate value of the Lockheed Martin common stock to be delivered at closing would be insufficient to cause the merger consideration to meet the “continuity of interest” requirements under applicable tax regulations as described more fully in “The Merger—Material U.S. Federal Income Tax Consequences;”

•	Lockheed Martin declines to increase the exchange rate of Lockheed Martin common stock to be delivered as merger consideration to the minimum extent necessary to cause the merger consideration to meet the “continuity of interest” requirements; and

•	Titan elects to restructure the proposed transaction as a taxable “reverse” merger of LMC LLC One with and into Titan rather than exercise Titan’s option to terminate the merger agreement under these circumstances.

If the transaction were to proceed as a “reverse” merger under the scenario described above, you would recognize gain or loss, regardless of the type of consideration you receive, in an amount equal to the difference between (1) the sum of the cash and the fair market value of the shares of Lockheed Martin common stock you receive in the merger and (2) your adjusted basis in the shares of Titan common stock you exchange in the merger.

Tax matters can be complicated, and the tax consequences of the merger to you will depend on your individual situation and circumstances. You should consult your own tax advisor to understand fully the tax consequences of the merger to you.

Governmental and Regulatory Approvals (page 57)

Under the HSR Act, the merger may not be completed until notifications have been given to the Federal Trade Commission, or FTC, and the Antitrust Division of the United States Department of Justice, and the specified waiting period has ended. Lockheed Martin and Titan each filed notifications with the FTC and the Department of Justice, and the initial 30-day HSR waiting period will expire at midnight on December 5, 2003, unless the parties voluntarily agree to extend the period or the Department of Justice decides to issue a request for additional information. The Department of Justice is reviewing the matter. In addition, the merger requires certain competition filings in foreign jurisdictions. Pre-merger competition filing is required in Brazil and Germany. Lockheed Martin and Titan filed their competition filings in Brazil on October 6, 2003 and in Germany on October 30, 2003. The German antitrust agency approved the merger on November 10, 2003. Approval of the merger by Brazil is not a condition to closing the merger. Competition filings are not required in other jurisdictions. Except for the remaining HSR clearance and compliance with applicable federal and state securities and corporate laws, Lockheed Martin and Titan are not aware of any other material governmental or regulatory approvals required to be obtained in order to complete the merger.

Some of the contracts performed by Titan involve activities such as assisting government customers’ evaluation of other contractors’ proposals or performance, including in some cases Lockheed Martin. As a result, in addition to reviewing the impact of the merger on competition, the Department of Justice and Department of Defense may consider whether Lockheed Martin can adequately mitigate any organizational conflict of interest issues the Titan contracts might create with Lockheed Martin’s existing businesses. Mitigation approaches could include implementation of firewalls or organizational separation of the evaluation contracts from the Lockheed Martin businesses performing or seeking to obtain contracts that would be subject to evaluation by Titan. If the agencies view these mitigation efforts as inadequate, the Department of Justice could require divestitures of certain contracts or businesses as a condition to the parties obtaining antitrust clearance. In addition, if the customer under a contract were to determine that organizational conflict of interest issues were raised by the merger with respect to that contract and that mitigation would be inadequate to address these issues, that customer could cancel the affected contracts.

Redemption of Titan Preferred Stock (page 69)

Under the merger agreement, Titan has agreed to use its reasonable best efforts to redeem all of its outstanding cumulative convertible preferred stock before the Titan special meeting. Concurrently with the mailing of this proxy statement/prospectus, Titan mailed a notice of redemption together with a copy of this proxy statement/prospectus to holders of Titan’s cumulative convertible preferred stock informing such holders of the redemption date and other terms of the redemption, as well as their rights to convert their cumulative convertible preferred shares into Titan common stock and elect the form of merger consideration they wish to receive upon completion of the merger. Titan’s redemption of its outstanding cumulative convertible preferred stock is a condition to Lockheed Martin’s obligation to complete the merger.

Comparison of Rights of Lockheed Martin and Titan Stockholders (page 80)

Once the merger is completed, Titan stockholders who receive Lockheed Martin common stock as merger consideration in exchange for Titan common stock whether by election or as a result of the allocation provisions of the merger agreement, will become stockholders of Lockheed Martin. As Lockheed Martin stockholders, their rights will be governed by the Maryland General Corporation Law, or MGCL, and the charter and bylaws of Lockheed Martin. There are a number of differences between the charter and bylaws of Lockheed Martin and the MGCL and the certificate of incorporation and bylaws of Titan and the DGCL. These differences are summarized under “Comparison of Rights of Lockheed Martin and Titan Stockholders.”

Comparative Stock Prices and Dividends (page 32)

Shares of Lockheed Martin common stock and Titan common stock are listed on the New York Stock Exchange under the trading symbols “LMT” and “TTN.” On September 15, 2003, the last full trading day prior to the public announcement of the proposed merger, Lockheed Martin common stock closed at $50.97 per share and Titan common stock closed at $16.96 per share.

On                     , 2003, the most recent practicable date prior to the printing of this proxy statement/prospectus, the closing price for Lockheed Martin common stock was $[    ] per share and the closing price for Titan common stock was $[    ] per share, each as reported on the New York Stock Exchange. We urge you to obtain current market quotations.

Listing and Trading of Lockheed Martin Common Stock (page 32)

Shares of Lockheed Martin common stock received by Titan stockholders in the merger will be listed on the New York Stock Exchange. After completion of the merger, shares of Lockheed Martin common stock will continue to be traded on the New York Stock Exchange, but shares of Titan common stock will no longer be listed or traded.

Dissenters’ Rights (page 62)

Under the DGCL, Titan stockholders have the right to dissent from the merger agreement and have the fair value of their shares of Titan common stock determined by the Delaware Court of Chancery. If the holders of more than 10% of Titan’s outstanding common stock properly dissent, Lockheed Martin is not required to complete the merger. A discussion of these dissenters’ rights is included in this proxy statement/prospectus under “The Merger—Dissenters’ Rights” beginning on page 62 and the relevant provisions of the DGCL are included as Annex C to this proxy statement/prospectus.

Shares of Titan common stock outstanding immediately prior to the effective time of the merger and held by a holder who does not vote to adopt the merger agreement and approve the merger or complete and submit a letter of transmittal and election form and who has properly demanded appraisal for such Titan common stock in accordance with Section 262 of the DGCL will not be exchanged for the relevant merger consideration and will be entitled only to the rights granted by the DGCL.

Legal Proceedings (page 64)

On September 10, 2003, Titan was named as a defendant in Bernd Bilstein, IRA v. SureBeam Corporation, et. al., a purported class action lawsuit filed in the U.S. District Court for the Southern District of New York by a holder of common stock of SureBeam Corporation, Titan’s former subsidiary. On October 23, 2003, Titan was named as a defendant in Steven Morrow v. SureBeam Corporation, et. al., a purported class action lawsuit filed in the U.S. District Court for the Southern District of California by a holder of common stock of SureBeam. Both complaints allege that Titan, as a “control person” of SureBeam within the meaning of the Securities Act, should be held liable for allegedly false and misleading statements contained in the prospectus issued in connection with SureBeam’s initial public offering, for which the plaintiffs seek statutory damages from Titan. SureBeam and certain investment banks serving as lead underwriters in SureBeam’s offering also were named as defendants in both complaints. Dr. Ray and Susan Golding, another of Titan’s current directors, also were named as defendants in the Bilstein complaint in their capacity as directors of SureBeam. Titan plans to contest vigorously the allegations contained in these complaints. For more information concerning these lawsuits, see “The Merger—Legal Proceedings.”

Adoption of the Adjournment Proposal (Page 99)

Titan’s board of directors also is soliciting proxies to authorize Titan to adjourn the special meeting on one or more occasions, if necessary, (a) to solicit additional proxies if there are not sufficient votes at the time of the special meeting to adopt the merger agreement and approve the merger, (b) to allow additional time for the parties to satisfy other closing conditions to the merger, or (c) to calculate and announce the exchange rate before the vote on the merger. The affirmative vote of the holders of a majority of the shares of Titan common stock present or represented by proxy at the special meeting is required to approve the adjournment proposal.

Titan’s board of directors recommends that Titan stockholders vote FOR the proposal to adjourn the special meeting, if necessary.

RISK FACTORS

In addition to the other information included in this proxy statement/prospectus, you should carefully consider the matters described below in determining whether to adopt the merger agreement and approve the merger.

You may receive a form of merger consideration different from the form of merger consideration you elect.

The consideration to be received by Titan stockholders in the merger is subject to the requirement that the aggregate number of shares of Titan common stock to be exchanged for Lockheed Martin common stock and the aggregate number of shares of Titan common stock to be exchanged for cash each must equal 50% of Titan’s outstanding shares immediately prior to the effective time. The merger agreement contains allocation procedures to achieve this result. If you make a cash election and the available cash is oversubscribed, then you will receive a portion of the merger consideration in Lockheed Martin common stock. If you make a stock election and the available Lockheed Martin common stock is oversubscribed, then you will receive a portion of the merger consideration in cash. Therefore, you may not receive exactly the form of consideration that you elect.

If the average Lockheed Martin price falls below $46.00, the value of your merger consideration will be less than $22.00 per Titan share.

Each share of Titan common stock exchanged for a fraction of a share of Lockheed Martin common stock will be exchanged at an exchange rate determined by dividing $22.00 by the average Lockheed Martin price. For purposes of determining the exchange rate, Titan and Lockheed Martin have agreed to upper and lower limits, or “collars,” on the average Lockheed Martin price of $58.00 and $46.00. As a result, even if the average Lockheed Martin price is calculated to be less than $46.00, the parties would still use $46.00 in determining the exchange rate. As a result, the exchange rate would be less than it would be in the absence of a collar and holders of Titan common stock would receive fewer shares of Lockheed Martin common stock than they would have received in the absence of the collar.

The exchange rate and number of shares of Lockheed Martin stock that you will receive is based on the average Lockheed Martin price, which could be lower than the market value of the shares.

The use of an exchange rate that is tied to an average trading price is intended to provide Titan stockholders with $22.00 in “value” (subject to the collars described above) of Lockheed Martin common stock for each share of Titan common stock exchanged for Lockheed Martin common stock, without permitting one-day trading spikes, arbitrage or other unusual market activity to artificially raise or lower the exchange rate. However, you may not be able to sell your shares at the average price. If the average Lockheed Martin price over the measurement period is higher than the market price of the Lockheed Martin common stock at the effective time of the merger, the Lockheed Martin common stock issued in the merger would be worth less than $22.00 per Titan share.

The value of the Lockheed Martin stock you receive in the merger may fluctuate after the merger. Neither Titan nor Lockheed Martin can predict how the Lockheed Martin common stock will trade subsequent to the effective time of the merger.

Stock price changes may result from a variety of factors, including general market and economic conditions, changes in Lockheed Martin’s businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond Lockheed Martin’s control.

In addition, for Titan stockholders who hold their shares in certificated form, there will be a time period between the effective time of the merger and the time when Titan stockholders actually receive stock certificates evidencing Lockheed Martin common stock. Until stock certificates are received, Titan stockholders will not be able to sell their shares of Lockheed Martin common stock in the open market and, thus, will not be able to avoid losses resulting from any decline in the market price of Lockheed Martin common stock during this period. As a result, you might not be able to sell the Lockheed Martin common stock you receive for each share of Titan common stock exchanged in the merger for $22.00.

The merger may become fully taxable to Titan stockholders if the price of Lockheed Martin common stock declines significantly and other specified actions are taken by Lockheed Martin and Titan.

The structure of the merger could change from a tax-free “forward” merger, where you generally would recognize gain or loss only to the extent of the cash consideration you receive in the merger, into a taxable “reverse” merger, whereby LMC LLC One would be merged with and into Titan. If the transaction were to proceed as a “reverse” merger, you would recognize gain or loss, regardless of the type of consideration received, in an amount equal to the difference between (1) the sum of the cash and the fair market value of shares of Lockheed Martin common stock you receive in the merger and (2) your adjusted basis in the shares of Titan common stock you exchange in the merger.

The structure will change to a taxable “reverse” merger only if:

•	tax counsel to Lockheed Martin and Titan are unable to render an opinion at the effective time of the merger that the “forward” merger will be treated for U.S. federal income tax purposes as a tax-free reorganization solely because the aggregate value of the Lockheed Martin common stock to be delivered at the effective time of the merger would be insufficient to cause the merger consideration to meet the “continuity of interest” requirements under applicable tax regulations, as described in more detail under “The Merger—Material U.S. Federal Income Tax Consequences;”

•	Lockheed Martin declines to increase the exchange rate of Lockheed Martin common stock to be delivered as merger consideration to the minimum extent necessary to cause the merger consideration to meet the “continuity of interest” requirements; and

•	Titan elects to restructure the proposed transaction as a taxable “reverse” merger rather than exercise Titan’s option to terminate the merger agreement under these circumstances.

Antitrust regulatory agencies may oppose or impose conditions on the merger.

Under the HSR Act, the merger may not be completed until notifications have been given to the FTC and the Department of Justice, and the specified waiting period has ended. Lockheed Martin and Titan each filed notifications with the FTC and the Department of Justice and the initial 30-day HSR waiting period will expire at midnight on December 5, 2003, unless the parties voluntarily agree to extend the period or the Department of Justice decides to issue a request for additional information. The Department of Justice will review the transaction and has requested information on a voluntary basis from the parties concerning the transaction. The Department of Justice could challenge all or certain aspects of the merger by seeking or taking action to among other things:

•	enjoin the merger;

•	impose conditions on the merger;

•	require divestiture of the shares of Titan common stock acquired in the merger; or

•	require divestiture of assets or businesses of Lockheed Martin or Titan.

The merger agreement, however, provides that Lockheed Martin is not required to agree to divest any of its or Titan’s businesses or assets (other than assets having nominal monetary and strategic value to Lockheed Martin) or to any other material restrictions on its ability to own its assets and conduct its business.

Lockheed Martin and Titan do not know whether the Department of Justice will permit the HSR Act waiting period to expire without issuing a request for additional information. The issuance of a request for additional information, commonly known as a “second request,” would extend the HSR waiting period. Similarly, the parties do not know whether the Department of Justice will seek to impose conditions, substantial or otherwise, on Lockheed Martin or Titan. Lockheed Martin and Titan also do not know whether any state or foreign government or any third party will challenge the merger on antitrust grounds or the ultimate outcome of any such challenge.

Some of the contracts performed by Titan involve activities such as assisting government customers’ evaluation of other contractors’ proposals or performance, including in some cases Lockheed Martin. We expect that the Department of Justice will consult with the Department of Defense and potentially other customers of Titan and Lockheed Martin in reviewing the impact of the merger on competition. As a result, the Department of Justice may consider whether Lockheed Martin can adequately mitigate any organizational conflict of interest issues the Titan contracts might create with Lockheed Martin’s existing businesses. Mitigation approaches could include the implementation of firewalls or organizational separation of the evaluation contracts from the Lockheed Martin businesses performing or seeking to obtain contracts that would be subject to evaluation by Titan. If the agencies view these mitigation efforts inadequate, Lockheed Martin would have to evaluate whether to divest the contracts in order to obtain antitrust clearance or satisfy customer concerns.

Directors and executive officers of Titan have interests in the merger in addition to their interests generally as stockholders of Titan.

You should be aware that directors and executive officers of Titan have interests in the merger in addition to their interests generally as stockholders of Titan. For a discussion of these interests, see “The Merger – Interests of Certain Persons in the Merger; Conflicts of Interest.”

As a result of these interests, Titan’s directors and executive officers could be more likely to approve and recommend that stockholders vote in favor of the merger agreement and the merger than if they did not have these interests. Titan’s stockholders should consider whether these interests may have influenced these directors and executive officers to support or recommend the merger.

Titan may be unable to complete the consent solicitation with respect to its 8% senior subordinated notes, which may delay or prevent completion of the merger.

Under the merger agreement, Titan’s receipt of the consent of the holders of a majority of the aggregate principal amount of Titan’s 8% senior subordinated notes to amend the indenture governing the 8% senior subordinated notes and the registration rights agreement in favor of the holders of the 8% senior subordinated notes is a condition to Lockheed Martin’s obligations to complete the merger. There can be no assurance that the required consents can be obtained. If Titan is unable to obtain the consent of the holders approving the amendments described above and Lockheed Martin elects not to waive the consent solicitation condition, the merger cannot be completed under the terms of the merger agreement.

SELECTED HISTORICAL FINANCIAL DATA OF LOCKHEED MARTIN

The following selected financial data for each of the five years in the period ended December 31, 2002 have been derived from Lockheed Martin’s audited consolidated financial statements. The selected financial data as of September 30, 2003 and 2002, and for each of the nine-month periods then ended, have been derived from Lockheed Martin’s unaudited condensed consolidated financial statements which include, in the opinion of Lockheed Martin’s management, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the results of operations and financial position of Lockheed Martin for the periods and dates presented. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of results to be expected for the full fiscal year. This data should be read in conjunction with the respective audited and unaudited consolidated financial statements of Lockheed Martin, including the notes thereto, incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.”

	As of or for the Nine Months Ended September 30,		As of or for the Year Ended December 31,
	2003 (2)	2002 (3)	2002 (4)	2001 (5)	2000 (6)	1999 (7)	1998 (8)
	(In millions, except per share data)
Income Statement Data:
Net sales	$22,846	$18,798	$26,578	$23,990	$24,541	$24,999	$25,809
Operating profit(1)	$1,420	$1,474	$1,158	$833	$1,105	$1,997	$2,487
Earnings (loss) from continuing operations before cumulative effect of change in accounting	$709	$875	$533	$43	$(477)	$729	$978
Net earnings (loss)	$709	$847	$500	$(1,046)	$(519)	$382	$1,001
Earnings (loss) per common share:
Basic:
Continuing operations before cumulative effect of change in accounting	$1.59	$1.97	$1.20	$0.10	$(1.19)	$1.91	$2.60
Net earnings (loss)	$1.59	$1.91	$1.13	$(2.45)	$(1.29)	$1.00	$2.66
Diluted:
Continuing operations before cumulative effect of change in accounting	$1.57	$1.94	$1.18	$0.10	$(1.19)	$1.90	$2.57
Net earnings (loss)	$1.57	$1.88	$1.11	$(2.42)	$(1.29)	$0.99	$2.63
Cash dividends	$0.36	$0.33	$0.44	$0.44	$0.44	$0.88	$0.82

Balance Sheet Data:
Total assets	$24,880	$28,919	$25,758	$27,654	$30,426	$30,261	$28,744
Short-term borrowings	$—	$—	$—	$—	$12	$475	$1,043
Current maturities of long-term debt	$150	$763	$1,365	$89	$882	$52	$886
Long-term debt	$6,073	$6,693	$6,217	$7,422	$9,065	$11,427	$8,957
Stockholders’ equity	$6,298	$7,700	$5,865	$6,443	$7,160	$6,361	$6,137

(1)	Operating profit reflects earnings from continuing operations before interest expense and income taxes.
(2)	Includes the effects of a charge related to exiting the commercial mail sorting business, a loss on the early repayment of debt and a gain on the partial reversal of Space Imaging, LLC guarantee which, on a combined basis, decreased earnings from continuing operations before taxes by $168 million, $110 million after tax ($0.24 per diluted share).
(3)	Includes the effect of a research and development tax credit settlement which increased earnings from continuing operations by $90 million ($0.20 per diluted share).
(4)	Includes the effects of a write-down of telecommunications investments, a charge related to Russian advances and a write-down of an investment in Space Imaging and a charge related to recording of a guarantee and a research and development tax credit settlement which, on a combined basis, decreased earnings from continuing operations before income taxes by $1.1 billion, $632 million after tax ($1.40 per diluted share). In 2002, Lockheed Martin adopted FAS 142 which prohibits amortization of goodwill.

(5)	Includes the effects of a write-off of an investment in Astrolink and related costs, impairment of investments in Loral Space and Americom Asia-Pacific, a loss on early repayment of debt, a gain on sale of surplus real estate and other portfolio shaping activities which, on a combined basis, decreased earnings from continuing operations before income taxes by $973 million, $651 million after tax ($1.50 per share). Also includes a gain from the disposal of a business and charges for Lockheed Martin’s exit from its global telecommunications business which is included in discontinued operations and which, on a combined basis, increased the net loss by $1 billion ($2.38 per diluted share).
(6)	Reflects the business combination with COMSAT Corporation effective August 2000. Includes the effects of a loss related to the divestiture of AES, a loss on the early repayment of debt, a charge related to the Globalstar guarantee, an impairment charge related to ACeS, a gain on the sale of Control Systems, a gain on sales of surplus real estate, partial reversal of a CalComp reserve and other portfolio shaping activities which, on a combined basis, decreased earnings from continuing operations before income taxes by $685 million, $951 million after tax ($2.36 per diluted share).
(7)	Includes the effects of a gain from the sale of an investment in L-3, a gain on sales of surplus real estate and other portfolio shaping activities which, on a combined basis, increased earnings from continuing operations before income taxes by $249 million, $162 million after tax ($0.42 per share). Also includes a cumulative effect adjustment relating to the adoption of SOP 98-5 regarding costs of start-up activities which, resulted in a charge that reduced net earnings by $355 million ($0.93 per diluted share).
(8)	Includes the effects of a loss from the non-bankruptcy shut-down of the CalComp Technology, Inc. business, a gain on sales of surplus real estate and other portfolio shaping activities which, on a combined basis, decreased earnings from continuing operations before income taxes by $162 million, $136 million after tax ($0.36 per share).

SELECTED HISTORICAL FINANCIAL DATA OF THE TITAN CORPORATION

The following selected financial data for each of the five years in the period ended December 31, 2002 have been derived from Titan’s audited consolidated financial statements. The financial information presented for the years ended and as of December 31, 1999 and 1998 has been restated from its original historical presentation to reflect acquisitions accounted for using the pooling of interests method that occurred during 2000 and discontinued operations subsequent to those years. The financial data as of September 30, 2003 and 2002, and for each of the nine-month periods then ended, have been derived from Titan’s unaudited condensed consolidated financial statements which include, in the opinion of Titan’s management, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the results of operations and financial position of Titan for the periods and dates presented. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of results to be expected for the full fiscal year. This data should be read in conjunction with the respective audited and unaudited consolidated financial statements of Titan, including the notes thereto, incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.”

	Nine Months Ended September 30,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(In thousands, except per share data)
Income Statement Data:
Revenues	$1,287,414	$1,012,798	$1,392,160	$974,497	$846,208	$741,225	$525,519

Operating profit (1)	$82,815	$1,095	$20,668	$27,711	$8,346	$78,794	$41,470

Income (loss) from continuing operations before discontinued operations and cumulative effect of change in accounting principle (2)	$28,009	$(20,849)	$(13,244)	$(3,457)	$(15,334)	$37,660	$18,540
Income (loss) from discontinued operations, net of taxes (benefit)(3)	34	(209,729)	(218,106)	(95,157)	(3,394)	97	(17,085)

Cumulative effect of change in accounting principle, net of tax benefit	—	(40,111)	(40,111)	—	—	—	(19,474)

Net income (loss)	$28,043	$(270,689)	$(271,461)	$(98,614)	$(18,728)	$37,757	$(18,019)

Basic earnings (loss) per share:
Income (loss) from continuing operations before discontinued operations and cumulative effect of change in accounting principle	$0.35	$(0.28)	$(0.18)	$(0.13)	$(0.34)	$0.78	$0.43
Income (loss) from discontinued operations, net of taxes (3)	—	(2.79)	(2.87)	(1.63)	(0.09)	0.01	(0.41)
Cumulative effect of change in accounting principle, net of taxes	—	(0.53)	(0.53)	—	—	—	(0.47)

Net income (loss)	$0.35	$(3.60)	$(3.58)	$(1.76)	$(0.43)	$0.79	$(0.45)

Weighted average shares	79,374	75,270	75,988	58,793	52,717	47,094	41,657

Diluted earnings (loss) per share:
Income (loss) from continuing operations before discontinued operations and cumulative effect of change in accounting principle	$0.33	$(0.28)	$(0.18)	$(0.13)	$(0.34)	$0.70	$0.42
Loss from discontinued operations, net of taxes (3)	—	(2.79)	(2.87)	(1.63)	(0.10)	—	(0.40)
Cumulative effect of change in accounting principle, net of taxes	—	(0.53)	(0.53)	—	—	—	(0.45)

Net income (loss)	$0.33	$(3.60)	$(3.58)	$(1.76)	$(0.44)	$0.70	$(0.43)

Weighted average shares	82,296	75,270	75,988	58,793	52,717	54,136	43,172

Cash dividends on preferred stock	$(516)	$(517)	$(689)	$(690)	$(692)	$(695)	$(778)

	As of September 30, 2003	As of December 31,
		2002	2001	2000	1999	1998
Balance Sheet Data:
Total assets	$1,286,769	$1,297,442	$1,451,919	$951,209	$627,550	$369,923
Total debt	548,750	351,142	336,887	269,126	258,934	143,501
Company obligated mandatorily redeemable convertible preferred securities of a subsidiary trust whose sole assets are senior subordinated debentures of Titan (“5 3/4% HIGH TIDES”)	—	250,000	250,000	250,000	—	—
Stockholders’ equity	366,110	312,313	496,958	167,416	166,348	98,440

(1)	Operating profit reflects earnings from continuing operations before interest income and expense, income taxes, and debt extinguishment charges. Operating profit includes $0.8 million of merger-related costs in the nine months ended September 30, 2003. Operating profit includes the effect of exit and restructuring charges and other of $50.1 million and $53.3 million in the nine months ended September 30, 2002, and the year ended December 31, 2002, respectively. Acquisition and integrated related charges and other reflected in operating profit were $27.8 million, $28.8 million, $13.1 million and $7.1 million in 2001, 2000, 1999 and 1998, respectively. Operating profit in 2000 reflects a valuation allowance for accounts receivable of $10.0 million and a gain on investment of $2.1 million. Operating profit in 1999 includes the effect of a gain on investment of $41.8 million. Operating profit also reflects amortization of goodwill of $10.0 million, $9.9 million, $8.0 million and $3.2 million in 2001, 2000, 1999 and 1998, respectively, amortization of purchased intangibles of $5.7 million, $3.3 million and $4.2 million in 2002 and for the nine-month periods ended September 30, 2003 and 2002, respectively, and deferred compensation charges of $27.8 million, $4.3 million, $5.5 million, $0.1 million and $0.0 million in 2002, 2001, 2000, 1999 and 1998, respectively, and $6.7 million and $24.9 million for the nine-month periods ended September 30, 2003 and 2002, respectively.
(2)	Income (loss) from continuing operations includes the effect of debt extinguishment costs of $12.4 million and $9.4 million in the nine months ended September 30, 2003 and 2002, respectively, and $9.4 million and $6.3 million in 2002 and 2000, respectively.
(3)	Income (loss) from discontinued operations per share is net of taxes (benefit) of $(109.3) million or $(1.44) per share, $(7.8) million or $(0.13) per share, $5.8 million or $0.11 per share, $1.4 million or $0.03 per share, and $(7.1) million or $(0.17) per share in 2002, 2001, 2000, 1999 and 1998, respectively, and $(11.0) million or $(0.14) per share and $(77.7) million or $(1.03) per share for the nine-month periods ended September 30, 2003 and 2002, respectively. The $218.1 million or $2.87 per share charge in 2002 is related to the decision to divest LinCom Wireless and a remaining commercial information technology business, to sell or close the Titan Wireless segment and to sell certain commercial information technology operations within the Cayenta segment and the AverCom business. The $0.3 million or $0.00 per share charge in the nine-month period ended September 30, 2003 is related to the exit of the Titan Wireless segment and the disposal or wind-down of Titan’s commercial information technology business and LinCom Wireless business.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

The following unaudited pro forma combined condensed financial statements are based upon Lockheed Martin’s and Titan’s historical consolidated financial statements incorporated by reference in this proxy statement/prospectus, and have been prepared to reflect the proposed merger based on the purchase method of accounting. The unaudited pro forma combined condensed statements of earnings, which have been prepared for the nine months ended September 30, 2003 and for the year ended December 31, 2002, give effect to the merger as if it had occurred at the beginning of each of the periods presented. The unaudited pro forma combined condensed balance sheet has been prepared as of September 30, 2003 and gives effect to the merger as if it had occurred on that date. Lockheed Martin prepared the unaudited pro forma adjustments based upon financial data requested from Titan, and upon preliminary estimates and assumptions. The final determination of the fair market value of the assets acquired and liabilities assumed and the final allocation of the purchase price are expected to be finalized within one year of the date of the merger and will be reflected in future filings. The final determinations may result in amounts that are materially different from the amounts reflected in the pro forma data presented herein and are subject to adjustment pending such final determinations.

The unaudited pro forma combined condensed financial statements are not necessarily indicative of actual or future financial position or results of operations that would have occurred or will occur upon completion of the merger. These statements do not include the effects of any estimated transition or restructuring costs which may be incurred in connection with integrating the operations of Titan into Lockheed Martin. It is not possible at this time to estimate the effect of such costs for pro forma purposes. Additionally, the unaudited pro forma combined condensed statements of earnings do not reflect any net cost savings or economies of scale that may have occurred had the merger been completed at the beginning of the respective periods.

The unaudited pro forma combined condensed financial statements are based upon, and should be read in conjunction with, the historical consolidated financial statements of Lockheed Martin and Titan, including the respective notes, which are incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.”

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF EARNINGS

	For The Nine Months Ended September 30, 2003
	(In millions, except per share data)
	Historical Lockheed Martin	Historical Titan	Reclassifications	Pro Forma Adjustments	Notes	Pro Forma Combined
Net sales	$22,846	$1,287		$(30)	(a)	$24,103
Cost of sales	21,426	1,204	$2	(17)	(a),(b)	22,615

Earnings from operations	1,420	83	(2)	(13)		1,488
Other income and expenses, net	(17)	(10)		(7)	(c),(d)	(34)

	1,403	73	(2)	(20)		1,454
Interest expense	376	26		(14)	(d)	388

Earnings (loss) from continuing operations before income taxes	1,027	47	(2)	(6)		1,066
Income tax expense (benefit)	318	19	(2)	(2)	(e)	333

Earnings (loss) from continuing operations	$709	$28	$—	$(4)		$733

Earnings (loss) from continuing operations per common share

Basic:
Weighted average shares	446.9	79.4				464.2
Per common share	$1.59	$0.35				$1.58

Diluted:
Weighted average shares	450.5	82.3				469.9
Per common share	$1.57	$0.33				$1.56

	For The Year Ended December 31, 2002
	(In millions, except per share data)
	Historical Lockheed Martin	Historical Titan	Reclassifications	Pro Forma Adjustments	Notes	Pro Forma Combined
Net sales	$26,578	$1,392		$(29)	(a)	$27,941
Cost of sales	24,629	1,371	$1	(14)	(a),(b)	25,987

Earnings from operations	1,949	21	(1)	(15)		1,954
Other income and expenses, net	(791)	(8)		(21)	(c),(d)	(820)

	1,158	13	(1)	(36)		1,134
Interest expense	581	33		(20)	(d)	594

Earnings (loss) from continuing operations before income taxes	577	(20)	(1)	(16)		540
Income tax expense (benefit)	44	(7)	(1)	(5)	(e)	31

Earnings (loss) from continuing operations	$533	$(13)	$—	$(11)		$509

Earnings (loss) from continuing operations per common share

Basic:
Weighted average shares	445.1	76.0				462.4
Per common share	$1.20	$(0.18)				$1.10

Diluted:
Weighted average shares	452.0	76.0				471.6
Per common share	$1.18	$(0.18)				$1.08

See Accompanying Notes to Unaudited Pro Forma Combined Condensed Financial Statements.

UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

	As of September 30, 2003
	(In millions)
	Historical Lockheed Martin	Historical Titan	Reclassifications	Pro Forma Adjustments	Notes	Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$1,835	$32		$(1,260)	(c),(d)	$607
Short-term investments	247	—				247
Receivables	3,552	347	$13			3,912
Inventories	2,158	32				2,190
Deferred income taxes	1,286	101	(8)	5		1,384
Other current assets	636	105	10			751

Total current assets	9,714	617	15	(1,255)		9,091
Property, plant and equipment	3,279	64		(22)	(f)	3,321
Investments in affiliates	1,089	—				1,089
Intangible assets related to contracts and programs acquired	721	—		192	(f)	913
Cost in excess of net assets acquired	7,380	466		1,533	(f),(g)	9,379
Other assets	2,697	140	(2)	(38)	(f)	2,797

	$24,880	$1,287	$13	$410		$26,590

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$1,298	$72				$1,370
Customer advances and amounts in excess of costs incurred	4,002	—	$13			4,015
Salaries, benefits and payroll taxes	1,241	88				1,329
Income taxes	214	—				214
Current maturities of long-term debt	150	4		$(4)	(d)	150
Other current liabilities	1,407	118	37	37	(f)	1,599

Total current liabilities	8,312	282	50	33		8,677
Long-term debt	6,073	544		(306)	(d),(f)	6,311
Post-retirement benefit liabilities	1,514	—				1,514
Pension liabilities	852	—				852
Other liabilities	1,831	95	(37)	7	(f)	1,896
Stockholders’ equity:
Preferred stock	—	1		(1)	(c)	—
Common stock	451	1		16	(g),(h)	468
Additional paid-in capital	2,652	667		358	(c),(g),(h)	3,677
Retained earnings (deficit)	4,808	(299)		299	(g)	4,808
Treasury stock	—	(1)		1	(g)	—
Unearned ESOP shares	(25)	—				(25)
Unearned compensation	—	(2)		2	(g)	—
Accumulated other comprehensive income	(1,588)	(1)		1	(g)	(1,588)

Total stockholders’ equity	6,298	366	—	676		7,340

	$24,880	$1,287	$13	$410		$26,590

See Accompanying Notes to Unaudited Pro Forma Combined Condensed Financial Statements.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

(1)	Purchase Price

As described in this proxy statement/prospectus, Lockheed Martin has agreed to acquire each outstanding common share of Titan for $22.00 per share in cash, Lockheed Martin common stock or a combination of cash and Lockheed Martin common stock. Titan stockholders who make a cash election or a stock election will likely have the form of their merger consideration adjusted as a result of the allocation provisions of the merger agreement that require that 50% of Titan’s outstanding shares of common stock be exchanged for Lockheed Martin common stock and 50% of Titan’s outstanding shares of common stock be exchanged for cash. Shares of Titan common stock will be exchanged for shares of Lockheed Martin common stock based on an exchange rate determined by dividing $22.00 by the average Lockheed Martin price during a ten-day measurement period. The average Lockheed Martin price will be subject to a lower and upper collar, as described elsewhere in this proxy statement/prospectus. The computation of the purchase price follows (in millions):

Purchase of 100% of outstanding common shares (81.2 million shares of Titan common stock at $22.00 per share)	$1,786
Assumption of Titan stock options and warrants at fair value	149
Estimated Lockheed Martin transaction costs	6

Total purchase price	$1,941

(2)	Reclassifications

Reclassifications have been reflected in the unaudited pro forma combined condensed statements of earnings and balance sheet to conform the presentation of income tax balances, assets and liabilities of discontinued operations and other items to the format used by Lockheed Martin.

(3)	Pro Forma Adjustments

The following adjustments are provided to reflect the merger on a pro forma basis:

(a)	To eliminate the sales and cost of sales between Lockheed Martin and Titan. No adjustments have been made to eliminate the related intercompany profit in ending inventories and the net intercompany receivables and payables at September 30, 2003, as such amounts are not considered material.

(b)	To record the amortization of intangible assets related to contracts and programs acquired over an estimated composite life of 9 years and to eliminate Titan’s historical amortization of intangible assets.

(c)	To reduce cash, stockholders’ equity and interest income due to Titan’s use of $14 million of cash to redeem its cumulative convertible preferred stock prior to closing and Lockheed Martin’s use of $899 million of cash and short-term investments in the acquisition of 50% of Titan’s common stock and estimated transaction costs.

(d)	To reduce interest expense, interest income and cash to reflect Lockheed Martin’s use of $347 million of cash to repay borrowings outstanding under Titan’s line of credit.

(e)	To record the federal income tax effect, using the 35% statutory rate, related to the net pro forma adjustments.

(f)	To record the estimated fair values of the intangible assets related to contracts and programs acquired and cost in excess of net assets acquired (goodwill), as well as to adjust the other assets and liabilities of Titan to their estimated fair value.

(g)	To eliminate Titan’s historical cost in excess of net assets acquired (goodwill) and stockholders’ equity balances.

(h)	To record the assumed issuance of 17.34 million shares of Lockheed Martin common stock at an average price of $51.5125 per share and to record the assumption of Titan’s stock options and warrants at their estimated fair value.

(4)	Computation of Pro Forma Earnings Per Common Share:

	Nine Months Ended September 30, 2003	Year Ended December 31, 2002
	(In millions, except per share data)
Pro Forma Basic Earnings Per Common Share:
Earnings from continuing operations	$733	$509

Average number of common shares outstanding for basic earnings per share	464.2	462.4

Pro forma basic earnings per share from continuing operations	$1.58	$1.10

Pro Forma Diluted Earnings Per Common Share:
Earnings from continuing operations	$733	$509

Average number of common shares outstanding for basic earnings per share	464.2	462.4
Dilutive stock options – based on the treasury stock method	5.7	9.2

Average number of common shares outstanding for diluted earning per share	469.9	471.6

Pro forma diluted earnings per share from continuing operations	$1.56	$1.08

COMPARATIVE PER SHARE DATA

The following tables present historical and unaudited pro forma per share data of Lockheed Martin and Titan as of and for the nine and twelve months ended September 30, 2003 and December 31, 2002, respectively. The data presented below should be read in conjunction with the historical consolidated financial statements of Lockheed Martin and Titan incorporated by reference in this proxy statement/prospectus and the pro forma financial information set forth under “Unaudited Pro Forma Combined Condensed Financial Information” in this proxy statement/prospectus.

Diluted earnings per share data are calculated using the diluted weighted average equivalent shares. Because the number of shares of Lockheed Martin common stock to be issued in the merger will not be known until three trading days prior to the completion of the merger, Titan’s equivalent per share data cannot be computed at this time. Hypothetical Titan equivalent per share data is presented below using the average of the daily mean of the high and low sales prices per share of Lockheed Martin common stock for the ten trading days ending on, but not including, the third trading day prior to September 15, 2003, which was $51.5125, and a resulting hypothetical exchange rate of 0.4271, and assumes no exercise of dissenters’ rights by Titan stockholders. Titan’s hypothetical equivalent per share data was calculated by multiplying the unaudited pro forma per Lockheed Martin share data by the hypothetical exchange rate of 0.4271.

Pro forma earnings per share from continuing operations were derived from the pro forma information presented under “Unaudited Pro Forma Combined Condensed Financial Information.” Pro forma cash dividends per share reflect Lockheed Martin’s cash dividends paid in the period indicated. The historical book value per share information was based upon outstanding shares of common stock for each company. The number of outstanding shares of Lockheed Martin common stock used in calculating the pro forma data has been adjusted to include the shares of Lockheed Martin common stock estimated to be issued in the merger, based upon the number of shares of Titan common stock outstanding at September 30, 2003.

	As of or for the Nine Months Ended September 30, 2003	As of or for the Year Ended December 31, 2002
Lockheed Martin Historical:
Earnings from continuing operations, per diluted share	$1.57	$1.18
Cash dividends per share	$0.36	$0.44
Book value per share	$13.96	$12.88

Titan Historical: (1)
Earnings (loss) from continuing operations, per diluted share	$0.33	$(0.18)
Book value per share	$4.51	$4.00

Unaudited Pro Forma:
Per Lockheed Martin Share:
Earnings from continuing operations, per diluted share	$1.56	$1.08
Cash dividends per share	$0.36	$0.44
Book value per share	$15.67	$14.62

Per Hypothetical Titan Equivalent:
Earnings from continuing operations, per diluted share	$0.67	$0.46
Cash dividends per share	$0.15	$0.19
Book value per share	$6.69	$6.24

(1)	Titan did not pay cash dividends on its common stock in 2002 or the nine months ended September 30, 2003.

COMPARATIVE STOCK PRICES AND DIVIDENDS

Comparison

Lockheed Martin common stock and Titan common stock are each listed and traded on the New York Stock Exchange under the symbols “LMT” and “TTN,” respectively. For the periods indicated, the following table sets forth the high and low sales prices per share of Lockheed Martin common stock and Titan common stock as reported on the New York Stock Exchange and the quarterly cash dividends per share paid by Lockheed Martin on its common stock.

	Lockheed Martin Common Stock			Titan Common Stock(1)(2)
	High	Low	Dividends	High	Low
2001
First Quarter	$39.50	$31.00	$0.11	$18.95	$11.71
Second Quarter	$39.80	$34.05	$0.11	$18.70	$9.81
Third Quarter	$46.00	$35.36	$0.11	$16.71	$12.07
Fourth Quarter	$52.98	$42.40	$0.11	$21.57	$13.25

2002
First Quarter	$59.96	$45.85	$0.11	$18.66	$12.64
Second Quarter	$71.52	$57.35	$0.11	$17.43	$12.72
Third Quarter	$69.97	$52.30	$0.11	$13.64	$6.62
Fourth Quarter	$65.55	$48.64	$0.11	$13.94	$8.86

2003
First Quarter	$58.95	$40.64	$0.12	$12.35	$6.82
Second Quarter	$51.66	$43.32	$0.12	$10.88	$6.80
Third Quarter	$55.00	$44.09	$0.12	$21.60	$10.01
Fourth Quarter (through November 18, 2003)	$47.95	$44.78	$0.22	$21.33	$20.80

(1)	On August 5, 2002, Titan distributed a dividend to its stockholders of 0.6986 shares of SureBeam Corporation for each outstanding share of Titan common stock. The Titan common stock prices stated above for periods before August 5, 2002 are restated stock prices adjusted for the distribution of Titan’s ownership in SureBeam to its stockholders. The market prices were restated by dividing by 1.345, the same adjustment made by Titan to outstanding Titan stock options to maintain the same aggregate intrinsic value of the stock options before the spin-off.
(2)	Titan did not pay cash dividends on its common stock in any period presented.

On September 15, 2003, the last trading day prior to the announcement of the execution of the merger agreement, the closing price of Titan common stock was $16.96 per share and the closing price of Lockheed Martin common stock was $50.97 per share, each as reported on the New York Stock Exchange. On [            ], 2003 the most recent practicable trading day prior to the printing of this proxy statement/prospectus, the closing price of Titan common stock was $[            ] per share and the closing price of Lockheed Martin common stock was $[            ] per share. The market prices of shares of Titan common stock and Lockheed Martin common stock are subject to fluctuation. As a result, Titan stockholders are urged to obtain current market quotations. On [            ], there were approximately [            ] shares of Titan common stock outstanding and on [            ], there were approximately [            ] shares of Lockheed Martin common stock outstanding.

Lockheed Martin Dividend Policy

The holders of Lockheed Martin common stock receive dividends if and when declared by the Lockheed Martin board of directors out of funds legally available. Lockheed Martin expects to continue paying quarterly cash dividends on Lockheed Martin common stock. The declaration and payment of dividends after the merger will depend upon business conditions, operating results and the Lockheed Martin board of directors’ consideration of other relevant factors.

On September 15, 2003, Lockheed Martin announced that its board of directors has authorized an increase in the dividend paid on Lockheed Martin’s common stock from $0.12 per quarter to $0.22 per quarter. This increase in dividend will be effective for the dividend payable on December 31, 2003 to Lockheed Martin stockholders of record as of December 1, 2003.

THE SPECIAL MEETING

Date, Time and Place of the Special Meeting

We are sending you this proxy statement/prospectus as part of a solicitation of proxies by Titan’s board of directors for use at the special meeting. We are first mailing this proxy statement/prospectus, including a notice of the special meeting and a form of proxy, on or about                     , 2003.

The special meeting is scheduled to be held at [place and address] on:

[Date]

[Time]

[Place]

Purpose of the Special Meeting

The purposes of the special meeting are to vote on:

(1)	a proposal to adopt the merger agreement and approve the merger;

(2)	a proposal to authorize Titan to adjourn the special meeting on one or more occasions, if necessary, (a) to solicit additional proxies if there are not sufficient votes at the time of the special meeting to adopt the merger agreement and approve the merger, (b) to allow additional time for the parties to satisfy other closing conditions to the merger, or (c) to calculate and announce the exchange rate before the vote on the merger; and

(3)	such other matters as may properly come before the special meeting.

Recommendations of the Titan Board

Titan’s board of directors has unanimously approved the merger agreement and the merger and determined that the merger agreement and the merger are advisable, fair to and in the best interests of Titan and its stockholders. Titan’s board of directors recommends that Titan’s stockholders vote FOR the adoption of the merger agreement and approval of the merger. See “The Merger—Recommendation of the Titan Board; Titan’s Reasons for the Merger” for additional information regarding the merger.

Titan’s board of directors also has approved the adjournment proposal and recommends that Titan’s stockholders vote FOR the adjournment proposal. See “Adoption of Adjournment Proposal” for information regarding the adjournment proposal.

Required Vote

The affirmative vote of holders of a majority of the outstanding shares of Titan common stock entitled to vote at the special meeting is required to adopt the merger agreement and approve the merger. The affirmative vote of the holders of a majority of the shares of Titan common stock present or represented by proxy at the special meeting is required to approve the adjournment proposal.

Titan’s board of directors will not adjourn the special meeting unless the adjournment proposal is approved. Any other matters that may properly come before the meeting also will require the affirmative vote of holders of a majority of Titan common stock present or represented by proxy at the special meeting.

Each share of outstanding Titan common stock entitles its holder to one vote. Because Titan will redeem its cumulative convertible preferred stock before the special meeting, holders of this preferred stock will not be entitled to vote their preferred stock at the special meeting.

If you hold your shares in an account with a broker or bank, you must instruct the broker or bank on how to vote your shares. If a proxy card returned by a broker or bank holding shares indicates that the broker or bank does not have authority to vote on the proposal to adopt the merger agreement and approve the merger, or the proposal to adjourn the special meeting, the shares will be considered present at the special meeting for purposes of determining the presence of a quorum, but will not be voted on these proposals. This is called a “broker non-vote.” Your broker or bank will vote your shares on these proposals only if you provide instructions on how to vote by following the instructions provided to you by your broker or bank.

Broker non-votes, abstentions and failures to vote will have the same effect as votes against the adoption of the merger agreement and approval of the merger. Failure to vote will have no effect on the adjournment proposal.

Record Date

Titan’s board of directors has fixed the close of business on                     , 2003 as the record date for the special meeting. At that date, there were      shares of Titan common stock outstanding. Only holders of record of Titan common stock on the record date will be entitled to vote at the special meeting. Giving effect to the redemption of its cumulative convertible preferred stock, no other voting securities of Titan will be outstanding on the date of the special meeting.

As of the record date, directors and executive officers of Titan beneficially owned and had the right to vote      shares of Titan common stock entitling them to exercise approximately     % of the voting power of the Titan common stock.

Quorum

A majority of the shares of Titan common stock entitled to vote as of the record date must be present at the special meeting, either in person or by proxy, in order for there to be a quorum at the special meeting. Abstentions and broker non-votes will be treated as shares present and entitled to vote for purposes of determining a quorum at the special meeting. There must be a quorum for the votes on the merger agreement and the merger and the adjournment to be taken.

Proxies

Whether or not you plan to attend the special meeting in person you should submit your proxy as soon as possible. Stockholders whose shares of Titan common stock are registered in their own name may submit their proxies by one of the following methods:

•	sign the enclosed proxy card and mail it in the enclosed, prepaid and addressed envelope;

•	call toll-free 1-800-PROXIES and follow the instructions; or

•	access the web page at www.voteproxy.com and follow the on-screen instructions.

Votes submitted via the Internet or by telephone must be received by 12:00 midnight, New York City time, on                     , 2004. Submitting a proxy will not affect your right to vote in person if you decide to attend the special meeting.

The telephone and Internet voting procedures are designed to authenticate stockholders’ identities, to allow stockholders to give their voting instructions and to confirm that stockholders’ instructions have been recorded properly. If you vote via the Internet, you may incur costs associated with electronic access, including charges from your Internet access provider and/or telephone company.

Also, you may vote your shares of Titan common stock in person at the special meeting. Titan will pass out written ballots to anyone who wants, and is entitled, to vote at the special meeting.

Titan stockholders whose shares are held in “street name” must follow the instructions provided by their broker or bank to vote their shares. If you hold your shares of Titan common stock in street name, you must request a legal proxy from your broker or bank in order to vote at the special meeting.

Titan stockholders who own shares of Titan common stock under the Titan employee benefit plans (e.g., the Titan Corporation Consolidated Retirement Plan, the AverStar, Inc. Profit Sharing & Savings Plan, or the Jaycor, Inc. Employee Stock Ownership Plan) will receive separate voting instruction cards. By completing the appropriate voting instruction card, plan participants may provide voting instructions to the trustee of the applicable plan for shares of Titan common stock held through that plan. If the trustee does not receive voting instructions from a plan participant, the trustee may vote the participant’s shares of under the respective plan in the same proportion as the shares of Titan common stock voted by all other respective plan participants on each proposal. If the trustee receives a signed but not voted instruction card, the trustee will vote the shares of Titan common stock according to the recommendations of the Titan board of directors on each proposal.

All properly submitted proxies received by Titan before the special meeting that are not revoked prior to being voted at the special meeting will be voted at the special meeting in accordance with the instructions indicated on the proxies or, if no instructions were provided, FOR adoption of the merger agreement and approval of the merger and FOR the adjournment proposal.

Proxies marked “Abstain” will not be voted at the special meeting. Abstentions and broker non-votes will have the same effect as votes against adoption of the merger agreement and approval of the merger and against the adjournment proposal. Accordingly, Titan’s board of directors urges you to promptly submit your proxy.

Submitting a proxy will impact your dissenters’ rights. See “The Merger—Dissenters’ Rights” and Annex C.

PLEASE EXAMINE YOUR PROXY CARD CLOSELY TO MAKE SURE YOU ARE VOTING ALL OF YOUR TITAN SHARES.

Other Matters

As of the date of this proxy statement/prospectus, Titan’s board of directors knows of no other matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus. If any other matters properly come before the special meeting of Titan stockholders, or any adjournments or postponements of the special meeting are proposed, and are properly voted upon, the enclosed proxies will give the individuals that they name as proxies discretionary authority to vote the shares represented by these proxies as to any of these matters. The individuals named as proxies intend to vote or not to vote in accordance with the recommendation of Titan’s board of directors.

Revocation

You may change your vote at any time before your proxy card is voted at the special meeting. If your shares of Titan common stock are registered in your name, you can do this in one of three ways:

•	signing another proxy card with new instructions with a later date or time;

•	delivering later proxy instructions via regular mail, the Internet or by telephone; or

•	voting in person at the special meeting.

Any written notice of revocation or subsequent proxy should be delivered to Titan’s Corporate Secretary at 3033 Science Park Road, San Diego, CA, 92121, before the taking of the vote at the special meeting. If you transmit changed instructions by regular mail, you should allow sufficient time for your instructions to be delivered prior to the special meeting. All properly submitted proxies received by Titan before the special meeting that are not revoked prior to being voted at the special meeting will be voted at the special meeting in accordance with the instructions indicated on the proxies or, if no instructions were provided, FOR adoption of the merger agreement and approval of the merger and FOR the adjournment proposal.

If you have instructed a broker or bank to vote your shares, you must follow the instructions received from your broker or bank if you wish to change those instructions.

Solicitation of Proxies

Titan has retained Georgeson Shareholder Communications, Inc. to act as solicitation agent in connection with the special meeting and will pay $9,000 plus additional costs and fees for these services. In addition to soliciting proxies by mail, officers, directors and employees of Titan, without receiving additional compensation, may solicit proxies by telephone, telegraph, in person or by other means. Arrangements also will be made with brokerage firms and other custodians, nominees and fiduciaries to forward proxy solicitation materials to the beneficial owners of Titan common stock held of record by those persons, and Lockheed Martin and Titan will reimburse these brokerage firms, custodians, nominees and fiduciaries for related, reasonable out-of-pocket expenses they incur. Lockheed Martin and Titan will share equally their expenses incurred in connection with the printing and mailing of this proxy statement/prospectus.

THE MERGER

General

On September 15, 2003, Titan’s board of directors approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. Subsequent to the signing of the merger agreement, LMC Sub One assigned its interests under the merger agreement to LMC LLC One, which is also a wholly-owned subsidiary of Lockheed Martin. If the conditions to the merger are satisfied, Titan will be merged with and into LMC LLC One in a “forward” merger. However, under certain circumstances described in this proxy statement/prospectus, Titan may elect to restructure the proposed transaction and cause LMC LLC One to be merged with and into Titan in a “reverse” merger. The surviving entity in the merger will continue its existence under Delaware law as a wholly-owned subsidiary of Lockheed Martin.

Background of the Merger

In the fall of 2002, Thomas G. Pownall, a former director of Titan and retired Chairman and Chief Executive Officer of Martin Marietta Corporation, a company that combined with Lockheed Corporation in March 1995 to form Lockheed Martin, contacted Gene W. Ray, Titan’s Chairman, President and Chief Executive Officer to introduce Frank H. Menaker, Senior Vice President and General Counsel of Lockheed Martin. In connection with that introduction, Mr. Menaker suggested that it could be mutually beneficial for Lockheed Martin and Titan if Dr. Ray met with Robert J. Stevens, Lockheed Martin’s President and Chief Operating Officer. Subsequently, Mr. Stevens sent Dr. Ray a letter suggesting they meet at a mutually convenient time.

Dr. Ray responded to Mr. Stevens in early October 2002, and the officers discussed generally the businesses of their respective companies. In the course of these discussions, Dr. Ray advised Mr. Stevens that Titan was not interested in being acquired. Mr. Stevens replied that he understood, but nevertheless invited Dr. Ray to meet with him and Vance D. Coffman, Chairman and Chief Executive Officer of Lockheed Martin. At a regularly scheduled meeting of Titan’s board of directors in November 2002, Dr. Ray informed Titan’s board of his conversation with Mr. Stevens. The Titan board advised Dr. Ray that Titan was not interested in being acquired.

In December 2002, Mr. Stevens contacted Dr. Ray to discuss possible strategic initiatives involving their respective companies. Dr. Ray reiterated that Titan was not interested in being acquired. Mr. Stevens replied that, while he understood that Titan was not for sale at this time, the invitation to meet together with Dr. Coffman remained open.

After the announcement of the acquisition of Veridian Corporation by General Dynamics in June 2003, Dr. Ray received information from Relational Advisors LLC regarding Titan’s implied value at the valuation multiples paid by General Dynamics for Veridian. This information implied that Titan may be able to command a significant premium to its then-current trading price through a similar transaction.

In mid-July 2003, Dr. Ray contacted Mr. Stevens who suggested that they should talk further. On July 23, 2003, Titan’s board of directors authorized Dr. Ray and Titan executive management to meet with Lockheed Martin.

Dr. Ray and Mr. Stevens met on July 28, 2003. At the meeting, Mr. Stevens discussed Lockheed Martin’s desire to learn more about Titan’s business and consider possible strategic initiatives with Titan. After their discussion, Dr. Ray and Mr. Stevens agreed to convene a meeting among the key executives of each of Titan and Lockheed Martin to explore whether discussions between the two companies would be beneficial.

At a meeting held on August 6, 2003, in Washington, D.C., Dr. Ray, Nicholas J. Costanza, Titan’s Senior Vice President, General Counsel and Secretary and Mark W. Sopp, Titan’s Senior Vice President, Chief Financial Officer and Treasurer met with Jeffrey D. MacLauchlan, Lockheed Martin’s Vice President, Financial Strategies, and Mr. Menaker, who repeated Lockheed Martin’s interest in Titan. The parties discussed Lockheed Martin’s general business prospects, strategies and financial condition.

During the August 6, 2003 meeting, members of Lockheed Martin’s management indicated that their review of Titan to date had been limited to publicly available information, but they would like to conduct detailed due diligence of Titan. On August 6, 2003, Titan and Lockheed Martin entered into a confidentiality agreement. At a telephonic Titan board meeting held on August 8, 2003, Dr. Ray informed Titan’s board of directors of the discussions at the August 6, 2003 meeting.

On August 12 and August 13, 2003, Lockheed Martin and Titan management met in San Diego, California. Titan management briefed Lockheed Martin on a variety of due diligence matters. Lockheed Martin made a number of follow-up due diligence requests, and the parties discussed the process for due diligence going forward.

On August 15, 2003, based on its preliminary due diligence review, Lockheed Martin wrote a letter to Dr. Ray suggesting that Lockheed Martin acquire Titan by merger for $20.00 per share of Titan common stock, which represented a 30% premium to the closing price of Titan common stock on August 14, 2003. Lockheed Martin’s letter proposed paying the acquisition price 50% in cash and 50% in Lockheed Martin common stock and was subject to due diligence and Lockheed Martin board of directors’ approval.

On August 20, 2003, Titan’s board of directors met to consider Lockheed Martin’s proposal compared to the prospect of Titan continuing to operate on an independent basis or Titan pursuing alternative strategic transactions. Titan’s board of directors received presentations from Titan’s management team and Relational Advisors, including:

•	a summary of various advantages and disadvantages of a strategic transaction for Titan;

•	the potential opportunities and risks of remaining an independent company;

•	a preliminary valuation analysis of Titan;

•	an overview of other defense companies that would most likely be interested in acquiring Titan and capable of making an offer that would provide full value for Titan stockholders;

•	a summary of Lockheed Martin’s proposal; and

•	an overview of Lockheed Martin’s business, including a summary of Lockheed Martin’s recent publicly-filed financial statements as well as current research analysts’ reports on Lockheed Martin.

Mr. Costanza also made a presentation regarding the Titan board of directors’ fiduciary obligations. Titan’s board of directors expressed an interest in pursuing a dialogue with Lockheed Martin but determined that the price was inadequate. Titan’s board of directors instructed Dr. Ray to tell Lockheed Martin that the $20.00 per share price did not provide a sufficient premium to Titan stockholders.

In the August 20, 2003 meeting, Titan’s board of directors authorized Dr. Ray to contact four other defense companies that were identified at the meeting as the companies most likely to be interested in and capable of consummating an acquisition of Titan. In selecting these companies, Titan’s board took into account, among other factors, the ability to make an offer that would provide full value for Titan stockholders, the ability to achieve regulatory approvals, financial ability to complete the transaction and strategic compatibility of Titan’s business with such company’s existing business. Titan’s board of directors decided to conduct this selective confidential process rather than a more extensive public process based on its determination that a public process would not likely result in a proposal more favorable than Lockheed Martin’s offer and could disrupt Titan’s operations by creating uncertainty among employees and customers about Titan’s future.

To avoid potential disruption and to retain the services and expertise of management and key employees, Titan’s board of directors also, at the August 20, 2003 meeting, approved retention, severance and other payments to certain Titan employees upon a change of control of Titan, which will occur upon the completion of the merger. For additional information, see “The Merger—Interests of Certain Persons in the Merger; Conflicts of Interest.” At this meeting, Titan’s board also approved the engagement of Relational Advisors to act as Titan’s financial advisor in connection with a possible transaction.

Following that meeting, Titan contacted the four other defense companies identified. Two of the companies were not interested in pursuing discussions with Titan. On August 21, 2003, one of the companies, company “A,” executed a confidentiality agreement with Titan.

On August 23, 2003, members of Titan’s senior management met in San Diego with representatives of company “A” and presented them with information about Titan’s business and future prospects. Thereafter, communications continued between Titan management and representatives of company “A” regarding Titan’s business and a possible transaction.

On August 27, 2003, Dr. Ray and Mr. Costanza met with Dr. Coffman and Mr. MacLauchlan to discuss the potential business combination of Titan and Lockheed Martin, the cultures of each organization and the valuation of Titan. On August 28, 2003, another of the defense companies contacted by Titan, company “B” entered into a confidentiality agreement with Titan.

On August 29, 2003, Dr. Ray received a letter from Dr. Coffman outlining a revised Lockheed Martin proposal to acquire Titan. The offer consisted of $20.00 per share of Titan common stock in cash or $21.50 per share payable half in cash and half in Lockheed Martin common stock. The closing price of Titan common stock on August 28, 2003 was $16.19. The letter indicated that this revised proposal was non-binding subject to due diligence, approval by Lockheed Martin’s board of directors and completion of definitive documentation. Dr. Ray encouraged Lockheed Martin to submit a higher proposal than the $21.50 offer.

On August 30, 2003, company “A” notified Titan that it had decided not to pursue further discussions with Titan. On September 2, 2003, Dr. Ray gave the board an update on the discussions with each of the interested companies. Following the board meeting, Dr. Ray encouraged Lockheed Martin to review its offer and submit a higher price.

On September 3, 2003, members of Titan’s senior management met in San Diego with representatives of company “B” and presented them with information about Titan’s business and future prospects. On September 5, 2003, company “B” advised Dr. Ray that it had decided not to proceed with a transaction with Titan.

On September 5, 2003, Titan received a revised offer from Lockheed Martin of $22.00 per share of Titan common stock, payable half in cash and half in Lockheed Martin common stock. This offer was conditioned on due diligence, the approval of Lockheed Martin’s board of directors and completion of definitive documentation. The offer also proposed that the options to purchase shares of common stock of Titan under Titan’s stock options plans would be assumed by Lockheed Martin.

At a meeting held on September 5, 2003, the Titan board of directors discussed Lockheed Martin’s $22.00 per share offer and other terms of the proposed transaction. At the meeting, Relational Advisors made a presentation to the Titan board, including valuation analysis. Mr. Costanza, in conjunction with Titan’s outside legal counsel, Hogan & Hartson L.L.P., reviewed for the board of directors its fiduciary obligations. During the meeting, Dr. Ray left to call Lockheed Martin to discuss the Lockheed Martin offer.

Dr. Ray returned to the meeting and reported that Lockheed Martin was unwilling to increase its offer above $22.00 per share. The Titan board of directors continued discussions and unanimously determined that it was in the best interests of Titan and its stockholders to negotiate further with Lockheed Martin on other terms and conditions based on this $22.00 per share proposal. Following the meeting, Lockheed Martin provided Titan with a detailed list of due diligence items that it wanted to review. Titan and Lockheed Martin exchanged drafts of the merger agreement, and negotiations between the parties regarding various terms of the merger agreement continued through September 15, 2003.

On September 9, 2003 representatives of Lockheed Martin and Titan, including executive vice presidents from three of Lockheed Martin’s business segments and all but one of the eight business sector presidents of Titan, met to discuss reciprocal due diligence issues in McLean, Virginia. On the same day, a separate, inter- disciplinary subject-area due diligence team from Lockheed Martin met with representatives of Titan in San Diego, Lockheed Martin’s and Titan’s respective due diligence review continued through September 15, 2003.

On September 12, 2003, the Titan board of directors held a telephonic meeting at which Titan management and its advisors reviewed the status of negotiations.

A special telephonic meeting of the board of directors of Lockheed Martin was held on September 15, 2003. Prior to the meeting, Lockheed Martin provided its directors with a summary of the terms and conditions of the proposed transaction and other briefing materials, including valuation analyses. The terms and conditions of the merger agreement were discussed and followed by questions from Lockheed Martin directors regarding the proposed transaction. After discussion and consideration of the facts and circumstances, Lockheed Martin’s board of directors approved the merger agreement.

A special telephonic meeting of the Titan board of directors was held on September 15, 2003. Prior to the special meeting, Titan provided each of its directors with a summary of the terms and conditions of the merger agreement, as well as a substantially final draft of the merger agreement itself, and a financial analysis of the transaction prepared by Relational Advisors, including valuation parameters and various research analysts’ reports on Lockheed Martin. Dr. Ray and a representative of Relational Advisors briefed the board of directors on the final results of negotiations with Lockheed Martin. Management and its advisors discussed the final terms and conditions of the merger agreement and answered questions from Titan directors. Relational Advisors reviewed its financial analysis of the merger consideration and rendered to Titan’s board of directors an oral opinion, later confirmed in writing and dated September 15, 2003, to the effect that, as of that date and based on and subject to the matters described in the opinion, the merger consideration to be received by the holders of Titan common stock was fair, from a financial point of view.

After discussion and consideration of the facts and circumstances, Titan’s board of directors unanimously determined that the merger with Lockheed Martin was advisable, fair to and in the best interests of Titan and its stockholders. Titan’s board of directors unanimously adopted the merger agreement with Lockheed Martin and unanimously resolved to recommend to Titan stockholders that they vote for adoption of the merger agreement and approval of the merger.

On the evening of September 15, 2003, the parties signed the merger agreement and issued a joint press release announcing the proposed merger. On the morning of September 16, 2003, Titan issued press releases announcing its intention to redeem its cumulative convertible preferred stock and the termination of Titan’s then-ongoing registered exchange offer relating to its 8% senior subordinated notes.

Lockheed Martin’s Reasons for the Merger

Lockheed Martin’s board of directors approved the merger agreement on September 15, 2003 and believes that the merger is in the best interests of Lockheed Martin and its stockholders. In reaching its decision, the board considered a number of factors, including but not limited to:

•	the business, financial condition, results of operations and future prospects of Titan;

•	the complementary nature of Titan’s businesses, in relation to those of Lockheed Martin;

•	Titan’s well-trained and highly skilled employees;

•	the ability to offer a broader range of services and expanded capabilities to Lockheed Martin’s existing defense and intelligence customers in the areas of Federal government IT and technical services;

•	Titan’s relationships and reputation with defense, intelligence and other Federal government customers and prospects for growth and enhanced presence with those customers;

•	belief that the operating style and culture of Lockheed Martin would be well received by Titan’s employees and would increase the likelihood of a non-disruptive integration process;

•	conviction that Lockheed Martin’s focus on mission success and customer service excellence would resonate well with Titan’s employees, result in a high rate of retention and minimize disruption in the support of Titan’s customers;

•	the expectation that Titan could be successfully integrated with Lockheed Martin’s existing businesses;

•	the terms of the merger agreement, including the termination fee;

•	the potential benefits and cost savings that could be realized as a result of the integration of Titan’s organizational structure with Lockheed Martin; and

•	the expectation that the Titan acquisition would be accretive to Lockheed Martin’s earnings per share.

In addition, Lockheed Martin’s board of directors evaluated and balanced against the potential benefits of the merger a number of alternatives, including other possible internal and external investments. In this regard, the Lockheed Martin board of directors regularly considers and discusses Lockheed Martin’s strategic objectives and various strategic alternatives. As part of its disciplined growth strategy, Lockheed Martin has established a process to identify and evaluate potential acquisition prospects and other investment options in terms of their potential for long-term contribution to stockholder value. Based on the above factors, the board concluded that Titan represented an attractive investment opportunity in comparison to other options evaluated.

Lockheed Martin’s board of directors did not assign relative weights to the factors described above or the other factors it considered. In addition, the Lockheed Martin board did not reach any specific conclusion on each factor considered, but conducted an overall analysis of these factors. Individual members of the Lockheed Martin board may have given different weights to different factors.

Recommendation of the Titan Board; Titan’s Reasons for the Merger

Titan’s board of directors has unanimously determined that the merger with Lockheed Martin is advisable, fair to and in the best interests of Titan and its stockholders. The decision of the board of directors to approve and enter into the merger agreement and to recommend that stockholders vote FOR adoption of the merger agreement and approval of the merger was the result of careful consideration of numerous factors by the board of directors, including, without limitation, the following:

Merger Consideration Premium. The $22.00 per share merger consideration represented a premium of approximately 23% over the highest closing price of Titan’s common stock over the 12-month period prior to September 15, 2003, the last trading day before the public announcement of the signing of the merger agreement, approximately 30% over the closing price of Titan’s common stock on September 15, 2003 and approximately 35% over the average daily closing price of Titan’s common stock over the 30 trading day period ended September 15, 2003.

Merger Consideration. The board of directors considered favorably that Titan stockholders may elect, subject to the allocation procedures set forth in the merger agreement and described in this proxy statement/prospectus, to receive their merger consideration in the form of cash, Lockheed Martin common stock or a combination of Lockheed Martin common stock and cash in exchange for their shares of Titan common stock.

No Financing Conditions to Closing. The board of directors considered favorably Lockheed Martin’s ability to consummate the merger without requiring a financing condition in the merger agreement.

Tax-deferred Nature. The board of directors took into consideration the fact that the merger was intended to qualify as a reorganization under Section 368(a) of the Internal Revenue Code and was therefore expected to be tax-deferred to the stockholders of Titan (other than with respect to any cash consideration received or cash received in lieu of fractional shares).

Ability to Accept a Superior Proposal. The provisions of the merger agreement permitted the board of directors to consider and accept an unsolicited superior proposal to comply with the board of director’s fiduciary duties to Titan stockholders.

Value of Other Alternatives. In determining that a merger with Lockheed Martin was more favorable to Titan stockholders than remaining independent, the board of directors considered the merger consideration offered by Lockheed Martin as compared to the range of potential values if Titan remained independent, and risks associated with achieving those values. In addition, the board of directors, based in part upon the advice of Relational Advisors, believed it unlikely that a superior offer would be made for Titan, particularly since the four other defense companies contacted by Titan’s management following receipt of the Lockheed Martin offer declined to pursue a transaction with Titan.

Strategic Fit. Given the complementary rather than competitive nature of their respective businesses, Titan’s management advised the board of directors that a business combination with Lockheed Martin should be a strong strategic fit.

Employee and Customer Impact. Titan’s management advised its board of directors that it believed that the operating style and culture of Lockheed Martin would be well received by Titan’s employees and would increase the likelihood of a non-disruptive integration process.

Management also believed that Lockheed Martin’s focus on customer service excellence would resonate well with Titan’s employees, would result in a high rate of retention of Titan’s employees, and would therefore minimize any disruption in the support of Titan’s customers.

Opinion. The board of directors received the opinion of Relational Advisors as to the fairness, from a financial point of view, of the merger consideration to be received by the holders of Titan’s common stock, as described more fully under the caption “—Opinion of Relational Advisors LLC.”

Independence Risks. Titan’s board of directors believed that a merger with Lockheed Martin was more favorable to Titan stockholders than remaining independent based on the potential value of such alternative and the risks associated with remaining independent. The main strategic and operational risks that the board of directors associated with Titan remaining independent included:

•	risks associated with winning new contracts and generating organic revenue growth;

•	risks associated with performing Titan’s contracts, executing Titan’s business, and maintaining and increasing profit margins;

•	risks that Titan would not be able to continue to produce improved operating results in its core defense business given the relatively high current levels of funding by the Department of Defense and other governmental agencies as a result of policies sponsored by the Bush administration;

•	risks associated with finding suitable acquisition candidates, consummating acquisitions at acceptable prices, and integrating such acquisitions, since Titan has historically grown both organically and through acquisitions;

•	risks associated with successfully recruiting a chief operating officer and the ability of that person to execute Titan’s business plan; and

•	risks associated with potential compression of trading and transaction multiples in Titan’s industry sector, which multiples at that time appeared at or near cyclical highs.

Due Diligence. The board of directors, in analyzing the stock portion of the merger consideration received, evaluated the due diligence reviews of Lockheed Martin undertaken by Titan’s management and its financial advisors. The board of directors also considered in this regard Lockheed Martin’s historical stock performance, and the liquidity provided to Titan stockholders due to the average daily trading volume of Lockheed Martin’s common stock and the absence of lock-up provisions covering shares of Lockheed Martin common stock to be received by Titan stockholders.

Titan’s board of directors also considered and balanced against the potential benefits of the merger a number of potentially adverse factors concerning the merger, including, without limitation, the following:

Value. The board of directors evaluated Titan’s opportunities for growth and potential for increased stockholder value if Titan were to stay independent.

Disruptions. The board of directors considered possible disruption to Titan’s businesses that may result from the announcement of the transaction and the resulting distraction of Titan’s management’s attention from the day-to-day operations of Titan’s businesses.

Operating Restrictions. The board of directors noted the restrictions contained in the merger agreement on the operation of Titan’s and its subsidiaries’ businesses during the period between the signing of the merger agreement and the completion of the merger.

Regulatory. The board of directors evaluated the risks of significant costs, delays and the potential failure to satisfy the closing conditions to, or the termination of, the merger agreement if governmental and regulatory approvals necessary for the completion of the merger could not be obtained.

Consummation Risk. The board of directors weighed the possibility that the merger might not be completed and the effect of the resulting public announcement of termination of the merger agreement on:

•	the market price of Titan common stock; and

•	Titan’s operating results, particularly in light of the costs incurred in connection with the transaction, including the potential requirement to pay the termination fee.

Termination Fee. The board of directors considered the risk that Titan’s obligation to pay a termination fee to Lockheed Martin in certain circumstances might deter other parties from proposing an alternative transaction that might be more advantageous to Titan stockholders. In considering this provision, the board of directors took into account the concerns of Lockheed Martin, which the board of directors believed had made an attractive acquisition proposal conditioned on receipt of a termination fee, and the likelihood of there being a subsequent better offer which might be deterred by such a payment.

After taking into account all of the factors set forth above, as well as others, including the personal interests of Titan’s directors and executive officers as described more fully under “The Merger—Interests of Certain Persons in the Merger; Conflicts of Interest,” the Titan board of directors agreed that the benefits of the merger outweighed the risks and that the merger agreement and the merger were advisable, fair to and in the best interests of Titan and its stockholders.

Although the foregoing discussion sets forth the material factors considered by Titan’s board of directors in reaching its recommendation, it may not include all of the factors considered by the board of directors of Titan, and each director may have considered different factors. In view of the variety of factors and the amount of information considered, the board of directors did not find it practicable to, and did not, make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The determination was made after consideration of all of the factors as a whole and as a result of numerous meetings.

Titan’s board of directors has unanimously determined that the merger agreement and the merger are advisable, fair to and in the best interests of Titan and its stockholders. Accordingly, the board of directors unanimously recommends that Titan stockholders vote FOR the adoption of the merger agreement and approval of the merger.

Opinion of Relational Advisors LLC

Relational Advisors LLC acted as Titan’s exclusive financial advisor in connection with the merger. Titan selected Relational Advisors based on Relational Advisors’ experience, reputation and familiarity with Titan. As part of its investment banking business, Relational Advisors routinely performs financial analyses with respect to businesses and their securities in connection with mergers and acquisitions.

In connection with Relational Advisors’ engagement, Titan requested that Relational Advisors evaluate the fairness, from a financial point of view, of the merger consideration that the holders of the outstanding shares of common stock of Titan will receive. On September 15, 2003, at a meeting of the Titan board of directors held to approve the proposed merger, Relational Advisors delivered an oral opinion to the Titan board, confirmed by delivery of a written opinion dated September 15, 2003, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in the opinion, the merger consideration was fair, from a financial point of view, to the holders of Titan common stock.

The full text of Relational Advisors’ opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Relational Advisors. This opinion is attached as Annex B and is incorporated in this proxy statement/prospectus by reference. Relational Advisors’ opinion is directed only to the fairness, from a financial point of view, of the merger consideration and does not address any other aspect of the merger or any related transaction. The opinion does not constitute a recommendation to any stockholder as to how to vote or act with respect to any matters relating to the proposed merger. You are encouraged to read this opinion carefully in its entirety. The summary of Relational Advisors’ opinion below is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Relational Advisors reviewed, among other information it deemed relevant:

•	the merger agreement;

•	annual reports to stockholders and annual reports on Form 10-K of Titan and Lockheed Martin for the three years ended December 31, 2002;

•	certain interim reports to stockholders and quarterly reports on Form 10-Q of Titan and Lockheed Martin;

•	certain other communications from Titan and Lockheed Martin to their respective stockholders;

•	certain internal financial analyses and forecasts for Titan prepared by its management; and

•	certain publicly available research analysts’ reports evaluating Titan and Lockheed Martin.

In addition, Relational Advisors:

•	reviewed the reported price and trading activity for the shares of Titan and Lockheed Martin common stock;

•	compared certain financial and stock market information for Titan and Lockheed Martin to similar information for certain other companies with publicly traded securities;

•	reviewed, to the extent publicly available, financial terms of certain recent business combinations in the federal information technology services and aerospace and defense sectors, specifically, and in other industries, generally; and

•	reviewed such other information and performed such other studies and analyses as it deemed relevant.

Relational Advisors also held discussions with senior management of Titan and Lockheed Martin regarding their assessment of the strategic rationale for, and the potential benefits and challenges of, the transaction contemplated by the merger agreement and the past and current business operations, financial condition and future prospects of their respective companies.

In connection with its review, Relational Advisors relied upon the accuracy and completeness of all of the financial, accounting and other information discussed or reviewed, assumed such accuracy and completeness for purposes of rendering its opinion, and did not assume any responsibility for independently verifying the accuracy or completeness of such financial, accounting and other information. In that regard, Relational Advisors made certain assumptions, including the following:

•	the forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Titan management;

•	the merger would be consummated as set forth in the merger agreement without waiver, modification or amendment of any material term, condition or agreement; and

•	in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the merger, no limitations, restrictions or conditions would be imposed that would have an adverse effect on Titan, Lockheed Martin, the consummation or the contemplated benefits of the merger.

In addition, Relational Advisors was not requested to make, and did not make, an independent evaluation or appraisal of the assets and liabilities (including any derivative or off-balance-sheet assets and liabilities) of Titan or Lockheed Martin or any of their respective subsidiaries, and Relational Advisors was not furnished with any such evaluation or appraisal. Relational Advisors’ opinion was necessarily based upon information available to it, and financial, economic, market and other conditions as they existed, and could be evaluated, as of the date of the opinion. The opinion did not address the relative merits of the transaction contemplated by the merger agreement as compared to any alternative business transaction that might be available to Titan, nor did it address the underlying business decision of Titan to engage in the transaction contemplated by the merger agreement. In addition, Relational Advisors did not express any opinion as to the actual value of Lockheed Martin common stock when issued to the holders of Titan common stock pursuant to the merger or the prices at which the Lockheed Martin common stock would trade at any time. Although Relational Advisors evaluated the merger consideration from a financial point of view, Relational Advisors was not requested to, and it did not, recommend the specific consideration payable in the merger, which consideration was determined between Lockheed Martin and Titan. Except as described above, Titan imposed no other limitations on Relational Advisors with respect to the investigations made or procedures followed in rendering its opinion.

In preparing its opinion to Titan’s board of directors, Relational Advisors performed a variety of financial and comparative analyses, including those described below. The order in which the analyses are described does not represent the relative importance or weight given to the analyses performed by Relational Advisors. The summary of Relational Advisors’ analyses described below is not a complete description of the analyses underlying its opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not susceptible to partial analysis or summary description. Relational Advisors believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Relational Advisors considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Titan. No company, transaction or business used in Relational Advisors’ analyses as a comparison is identical to Titan or the proposed merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions analyzed. The estimates contained in Relational Advisors’ analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Relational Advisors’ analyses and estimates are inherently subject to substantial uncertainty.

In the course of preparing its opinion, Relational Advisors also reviewed and considered other information and data, including the historical price performance of Titan and Lockheed Martin common stock and the relationship between movements in Titan and Lockheed Martin common stock and selected companies in the federal information technology services and aerospace and defense sectors.

The following is a summary of the financial analyses underlying Relational Advisors’ opinion delivered to the Titan board of directors in connection with the merger.

Selected Trading Market Analysis. Using publicly available information, Relational Advisors reviewed the financial, operating and stock market data of the following selected publicly traded companies in the federal information technology services industry:

•	Anteon International Corporation

•	CACI International Inc.

•	Dynamics Research Corporation

•	ManTech International Corporation

•	MTC Technologies, Inc.

•	PEC Solutions, Inc.

•	SI International, Inc.

•	SRA International Inc.

Relational Advisors compared the enterprise values of Titan and the selected companies as multiples of sales and earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, for the latest 12 months and estimated calendar years 2003 and 2004. Relational Advisors also compared the equity values of Titan and the selected companies as multiples of the earnings per share, commonly referred to as EPS for the latest 12 months and estimated calendar years 2003 and 2004. Estimated financial data for the selected companies were based on actual results in the case of the latest 12 months and on most recently available consensus analysts’ estimates in the case of calendar years 2003 and 2004. Relational Advisors also compared the equity value per share for each company to the company’s 2004 EPS, and compared that multiple to the company’s consensus long-term EPS growth rates. Relational Advisors then applied a range of selected multiples derived from the selected companies to the corresponding pro forma financial data for Titan for the latest 12 months and estimated calendar year 2003 projections, and also to the 2004 projections of financial data prepared in accordance with generally accepted accounting principles, or GAAP. All estimates and projections for 2003 and 2004 of financial data prepared were based on Titan’s management estimates and projections. The pro forma estimates of Titan’s management for the latest 12 months and estimated 2003 results were used to eliminate restructuring and other one-time charges from the financial statements. All multiples were based on closing stock prices on September 12, 2003. This analysis indicated the following implied per share equity reference range for Titan as compared to the per share consideration in the merger of $22.00:

Implied Per Share Equity Reference Range	$16.47 - $20.09

Selected Transactions Analysis. Using publicly available information, Relational Advisors reviewed the implied enterprise values of the following 10 selected transactions in the federal information technology services and aerospace and defense sectors:

ACQUIROR		TARGET

•	DRS Technologies, Inc.	•	Integrated Defense Technologies, Inc.
•	General Dynamics Corp.	•	Veridian Corp.
•	Computer Sciences Corp.	•	DynCorp
•	Northrop Grumman Corp.	•	Newport News Shipbuilding Inc.
•	Northrop Grumman Corp.	•	Litton Industries, Inc.
•	Investor Group	•	Rockwell Collins, Inc.
•	BAE Systems plc	•	Aerospace Electronics Systems business unit of Lockheed Martin
•	United Technologies Corp.	•	Sundstrand Corp.
•	The BF Goodrich Company	•	Coltec Industries, Inc.
•	General Electric Co. plc	•	Tracor, Inc.

Relational Advisors compared the enterprise values in the selected transactions as multiples of the latest 12 months and estimated forward calendar year sales and EBITDA, in each case as determined from publicly available analyst reports. Relational Advisors then derived an implied enterprise reference range for Titan by applying a range of selected multiples derived from the selected transactions to the projected pro forma financial data for Titan for the calendar year 2003, and GAAP projections for the calendar year 2004. Relational Advisors also compared the equity values of Titan and the selected transactions as multiples of projected 2003 pro forma calendar year EPS and GAAP 2004 calendar year EPS. All multiples for the selected transactions were based on publicly available financial information. This analysis indicated the following implied per share equity reference range for Titan, as compared to the per share consideration in the merger of $22.00:

Implied Per Share Equity Reference Range	$16.48 - $19.40

General Dynamics—Veridian Transaction Analysis. Relational Advisors separately reviewed the implied enterprise values of General Dynamics’ 2003 acquisition of Veridian Corporation, which Titan management considered as one of its most similar competitors. Relational Advisors compared the enterprise value in the transaction as a multiple of the latest 12 months, and the projected calendar year 2004 sales and EBITDA. Relational Advisors then derived an implied enterprise reference range for Titan by applying the multiples derived from the selected transaction to the projected pro forma financial data for Titan for the calendar year 2003, and GAAP financial data projections for the calendar year 2004. Relational Advisors also compared equity values of Titan and the selected transaction as multiples of projected 2003 pro forma calendar year EPS and GAAP calendar year 2004 EPS. All multiples for the selected transaction were based on publicly available financial information. This analysis indicated the following implied per share equity reference range for Titan, as compared to the per share consideration in the merger of $22.00:

Implied Per Share Equity Reference Range	$20.26 - $24.07

Premiums Paid Analysis. Using publicly available information, Relational Advisors reviewed the acquisition price per share for selected 2003 acquisitions of U.S. publicly traded companies with total enterprise values between $500 million and $5 billion. Relational Advisors compared the acquisition price per share to the target’s stock price one-day, one-week, and one-month prior to the announcement of the transaction to arrive at an implied range of stock price premiums. These one-day, one-week, and one-month premiums were applied to the corresponding stock prices of Titan, using September 12, 2003 as Titan’s reference point. All premiums for the selected transactions were based on publicly available financial information. This analysis indicated the following implied per share equity reference range for Titan, as compared to the per share consideration in the merger of $22.00:

Implied Per Share Equity Reference Range	$21.13 - $21.65

Discounted Cash Flow Analysis. Relational Advisors performed a discounted cash flow analysis of Titan to calculate the estimated present value of the stand-alone, after-tax free cash flows that Titan could generate over calendar years 2004 through 2008 and the value of Titan at the end of that period. Relational Advisors applied a range of EBITDA terminal value multiples of 8.8x to 10.8x to Titan’s calendar year 2008 estimated EBITDA. The present value of the cash flows and terminal values for each case were calculated using discount rates ranging from 10.5% to 12.5%. This analysis indicated the following implied per share equity reference range for Titan, as compared to the per share consideration in the merger of $22.00:

Implied Per Share Equity Reference Range	$22.23 - $26.36

Relationships between Relational Advisors and Titan. Relational Advisors acted as financial advisor to Titan in connection with, and participated in certain of the negotiations leading to, the merger, although in so acting, Relational Advisors has not entered into an agency or other fiduciary relationship with Titan, its board of directors or stockholders, or any other person.

Titan retained Relational Advisors pursuant to an engagement letter, effective as of August 1, 2003. As compensation for Relational Advisors’ services in connection with the merger, Titan agreed to pay Relational Advisors an aggregate fee of approximately $8 million comprised of the following components:

•	a cash retainer fee totaling $180,000, $45,000 of which became payable on August 1, 2003, with the remaining $135,000 becoming payable in $45,000 installments on each of November 1, 2003 and February 1, and May 1, 2004;

•	an additional cash opinion fee of $750,000, which became payable upon the rendering of Relational Advisors’ opinion; and

•	an additional cash fee equal to 0.3% of the total transaction value (all forms of equity plus debt) based on merger consideration of $20.00 per share of Titan common stock, plus 0.5% of the total transaction value (all forms of equity plus debt) in excess of $20.00 per share of Titan common stock, less the $750,000 opinion fee described immediately above.

In addition, regardless of whether the merger is consummated, Titan has agreed to reimburse Relational Advisors for reasonable fees and disbursements of Relational Advisors’ counsel and other reasonable out-of-pocket expenses Relational Advisors incurs in connection with the merger or otherwise arising out of its retention under the engagement letter. Titan has also agreed to indemnify Relational Advisors and certain related persons against certain expenses and liabilities, including certain liabilities under the federal securities laws arising out of its engagement or the merger.

Relational Advisors has in the past provided financial advisory services to Titan unrelated to the merger, for which Relational Advisors has received compensation. Titan is an investor and limited partner, with approximately 40% partnership interest, in a fund currently managed by Titan Investment Partners, LLC, the general partner of which is an affiliate of Relational Advisors LLC. Dr. Ray is an investor and limited partner in one of a number of limited partnerships and managed accounts, which are managed by Relational Investors LLC, the general partner of which is an affiliate of Relational Advisors LLC. Dr. Ray’s limited partnership interest, which was purchased on the same terms offered to individuals making similarly sized investments, is less than 0.1% of the aggregate of the funds managed by Relational Investors. Relational Advisors currently serves as financial advisor to a former subsidiary of Titan, to which Titan remains a material creditor.

Interests of Certain Persons in the Merger; Conflicts of Interest

In considering the recommendation of Titan’s board of directors with respect to the merger, Titan stockholders should be aware that some of Titan’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Titan stockholders generally. Titan’s board of directors was aware of these interests and considered them in adopting the merger agreement and approving the merger.

Change in Control Agreements. In March 2000, Titan entered into executive agreements with Dr. Ray and Mr. Costanza, which provide special benefits after a change in control. The parties subsequently amended these agreements on September 15, 2003. Effective as of August 20, 2003, Titan also entered into an executive agreement with Mr. Sopp, which mirrors the executive agreement, as amended, for Mr. Costanza. Pursuant to these agreements, as amended, if (1) there is a change in control of Titan (which will occur at the effective time of the merger) and (2) the executive is terminated by Titan (or, after the merger, Lockheed Martin) other than for “Cause” (as defined below) or such executive terminates his employment for “Good Reason” (as defined below) within three years following such change in control or if the executive is terminated prior to a change in control and the executive reasonably believes that his termination arose in connection with or anticipation of a change in control, the terminated executive will be entitled to a lump sum payment amount equal to three times the sum of his base salary and his “Highest Annual Bonus” (as defined below). Each executive will have a right under these agreements to resign for “Good Reason” at the effective time of the merger by virtue of the fact that Titan will cease to be a publicly traded company. Also, the executive will receive a prorated bonus for the year of termination and continuation of the executive’s and his family’s welfare benefits (including, without limitation, medical, prescription, dental, disability, employee life, group life, accidental death and travel accident insurance plans and programs) for three years after the later of the executive’s date of termination or, as applicable, the expiration of the executive’s continuation coverage period under the Consolidated Omnibus Budget Reconciliation Act, referred to as COBRA. In addition, all options that have been previously granted to the executive to acquire shares of Titan or any affiliate of Titan that have not previously been forfeited or exercised will vest and become exercisable in full and will remain exercisable for the remainder of their original terms. Each executive will be entitled to outplacement services at a cost not to exceed $100,000 for his outplacement services to be paid by Titan (or, after the merger, Lockheed Martin). Furthermore, the executive will be deemed to have attained not less than six years of service and to have vested for all purposes under Titan’s supplemental retirement plan for key executives. Dr. Ray also will be provided with an office and secretary for a period of five years after his employment termination with a total estimated cost of $800,000. In addition, regardless of whether the merger is completed and unrelated to any change in control agreement, Dr. Ray and his wife also will receive medical benefits for life. Based on their respective life expectancies and assuming constant annual cost of such benefits, these benefits would have an estimated cost of $251,000. Titan’s 401(k) plan provides for full vesting of all accounts under the plan upon a change in control (as defined in the plan), which will occur at the effective time of the merger. In the event that the executive becomes subject to excise tax pursuant to Section 4999 of the Internal Revenue Code, the executive, subject to certain limitations, will be entitled to an additional tax gross-up payment in an amount that will result in the executive retaining an amount equal to the excise tax imposed upon the executive. Based on current compensation levels, the total estimated cost of the severance payments and continued welfare benefits payable to Dr. Ray, Mr. Costanza, and Mr. Sopp is, respectively, $5,466,000, $2,073,000 and $1,989,000. These estimates do not include any tax gross up payment which Titan (or, after the merger, Lockheed Martin) might be required to make pursuant to these agreements. Titan (or, after the merger, Lockheed Martin) will be obligated under these agreements to reimburse Dr. Ray, Mr. Costanza and Mr. Sopp for all legal fees and all expenses which they incur in asserting or in defending their rights under these agreements.

For purposes of the agreements with Dr. Ray, Mr. Costanza, and Mr. Sopp, the following definitions apply:

•	“Cause” means (1) the executive’s willful and continued failure to perform his duties, provided that such failure has a material and injurious effect on Titan (or, after the merger, Lockheed Martin) and the executive has received a written demand for substantial performance and has not subsequently substantially performed; or (2) the executive’s willful gross misconduct or conviction of a felony (finally adjudicated and without further appeal) that is materially and demonstrably injurious to Titan (or, after the merger, Lockheed Martin).

•

“Good Reason” means (1) the assignment of the executive to any duties inconsistent with the executive’s position, authority, duties or responsibilities or any diminution of such position, authority, duties, or responsibilities; (2) any failure by Titan (or, after the merger, Lockheed Martin) to comply with the compensation and benefit provisions of the executive’s agreement; (3) Titan ceasing to be a publicly traded company; (4) Titan (or, after the merger, Lockheed Martin) requiring the executive to be based at a location other than where the executive was employed immediately prior to the change in control or at any other location, which is less than 20 miles from such office, to be based at a location other than the principal executive offices of Titan if the executive was employed at such location immediately prior to the change in control, or to travel on company business to a substantially greater extent than required prior to the change in control; (5) any purported termination by Titan (or, after the merger, Lockheed Martin) of the executive’s employment otherwise than as permitted by the agreement; and (6) any failure by Titan (or, after the merger, Lockheed Martin) to require any successor to the company to expressly assume and agree to perform the agreement.

•	“Highest Annual Bonus” means the greater of the highest annualized bonus earned by the executive in the three fiscal years prior to the change in control or the annualized bonus paid or payable to the executive for the most recently completed fiscal year.

In November 1995, Titan also entered into an executive severance agreement with Titan’s Senior Vice President and President, Information Products Sector, Ronald B. Gorda. The terms of the agreement provide that in the event of a change in control of Titan (which will occur at the effective time of the merger) and the termination of Mr. Gorda’s employment at any time during fifteen days prior to a change in control or the two year period after a change in control by Titan (or, after the merger, Lockheed Martin) other than for “Cause” (as defined below) or by Mr. Gorda for “Good Reason” (as defined below), Mr. Gorda will be paid a lump sum amount equal to two times the sum of his base salary and maximum bonus payable to Mr. Gorda in the year he receives notice of termination. Additionally, Mr. Gorda will receive a prorated maximum bonus for the year of termination and continuation of medical and dental benefits covering Mr. Gorda and his dependents for two years following the termination. In the event that any payments to be received by Mr. Gorda pursuant to the agreement will not be deductible by Titan (or, after the merger, Lockheed Martin) under Section 280G of the Internal Revenue Code, the payments will be reduced to such amounts as will ensure full deductibility. Based on his current compensation levels, the total estimated cost of the benefits payable to Mr. Gorda is $1,042,000. In addition, Titan (or, after the merger, Lockheed Martin) will be obligated under the agreement to reimburse Mr. Gorda for all legal fees and all expenses which he incurs in asserting or in defending his rights under his agreement.

For purposes of Mr. Gorda’s agreement,

•	“Cause” means Mr. Gorda’s (1) conviction of a felony; (2) theft or embezzlement of property from Titan (or, after the merger, Lockheed Martin); or (3) willful misconduct or failure to substantially perform his duties, provided such misconduct or failure continues after Mr. Gorda has received written notice of his misconduct or performance failures.

•	“Good Reason” means (1) assignment of duties to Mr. Gorda inconsistent with his position or status immediately prior to a change in control or a substantial adverse alteration of Mr. Gorda’s title, position, functions, working conditions, or responsibilities; (2) relocation of Mr. Gorda’s worksite more than 30 miles from his office location immediately prior to the change in control; (3) a reduction in Mr. Gorda’s base salary or targeted bonuses; (4) Titan’s (or, after the merger, Lockheed Martin’s) failure to provide Mr. Gorda with benefits substantially similar to the benefits provided to him prior to the change in control; (5) the continuation or repetition, after Mr. Gorda’s written notice of objection, of harassing or denigrating treatment; or (6) any purported termination of Mr. Gorda’s employment without the termination notice required by the agreement.

Retention, Severance, and Other Payments. On August 20, 2003, Titan’s board of directors adopted resolutions that provide retention, severance, and/or other payments and outplacement services to certain members of Titan’s management upon a change in control of Titan (which will occur at the effective time of the merger), and in some cases, the occurrence of certain other events.

The following 11 Titan board-elected senior vice presidents are eligible for retention, severance, and/or other payments and outplacement services: Robert J. Whalen; Lawrence J. Delaney; Earl A. Pontius; Ronald B. Gorda; Charles R. Saffell; Leslie A. Rose; Robert J. Osterloh; Paul W. Sullivan; A. Anton Frederickson; Allen D. Branch, and Thomas J. Brennan. The following nine Titan board-elected corporate vice presidents are eligible for retention, severance, and/or other payments and outplacement services: Deanna Lund; Dianne Dyer-Bruggeman; Ralph R. Williams; Cheryl Barr; John H. Dressendorfer; Mary Jo Potts; Michael Paige, Brian J. Clark; and Philip J. DeVera.

Under the 2003 Retention Plan, each of these same 11 board-elected senior vice presidents and each of these same nine board-elected corporate vice presidents also will receive: (1) a retention bonus equal to one-half annual base salary if he or she remains in continuous service with Titan (or, after the merger, Lockheed Martin) until the six month anniversary of a change in control (which will occur upon the effective time of the merger) and (2) an additional retention bonus equal to one-half annual base salary if he or she remains in continuous service with Titan until the one year anniversary of a change in control (which will occur at upon the effective time of the merger). The total estimated cost of the retention payments payable to these 11 board-elected senior vice presidents is $2,885,000. The total estimated cost of the retention payments payable to these nine board-elected corporate vice presidents is $1,716,000.

Also, pursuant to the resolutions, these same 11 board-elected senior vice presidents will each receive a special severance payment amount equal to two times annual base salary if there is a change in control (which will occur at the effective time of the merger) and his or her employment is terminated within two years of the date of such change in control by Titan (or, after the merger, Lockheed Martin) without “Cause” (as defined below) or by the individual for “Good Reason” (as defined below). These same nine board-elected corporate vice presidents will each receive a special severance payment in an amount equal to the product of (1) two months base salary and (2) the individual’s complete or partial years of employment up to a maximum of ten years if there is a change in control (which will occur at the effective time of the merger) and his or her employment is terminated within one year of the date of such change in control by Titan (or, after the merger, Lockheed Martin) without “Cause” (as defined below) or such individual terminates his or her employment for “Good Reason” (as defined below). If an individual is entitled to receive a special severance payment under the resolutions and a severance payment under any other plan, agreement, or policy, Titan (or, after the merger, Lockheed Martin) will pay the individual the greater severance amount but not both severance amounts. Based on current compensation levels, the total estimated cost of the special severance payments payable to the 11 board-elected senior vice presidents is $6,198,000. The total estimated cost of the special severance payments payable to the nine board-elected corporate vice presidents is $1,696,000. Mr. Gorda will be eligible for severance under the resolutions or under his executive severance agreement, whichever is greater. Special severance payments also may be made to members of the management council.

For purposes of the special severance payments,

•	“Cause” means (1) the individual’s willful and continued failure to perform his or her duties, provided that such failure has a material and injurious effect on Titan (or, after the merger, Lockheed Martin) and the individual has received a written demand for substantial performance and has not subsequently substantially performed; or (2) the individual’s willful gross misconduct or conviction of a felony (finally adjudicated and without further appeal) that is materially and demonstrably injurious to Titan (or, after the merger, Lockheed Martin).

•	“Good Reason” means (1) the reduction in the individual’s cash compensation; or (2) the individual’s main place of business is moved more than 50 miles from such location at the time of the change in control.

Pursuant to the resolutions, Titan (or, after the merger, Lockheed Martin) will provide outplacement services for a period of six months to each of Titan’s board-elected senior vice presidents (other than Messrs. Costanza and Sopp) and board-elected corporate vice presidents whose employment is terminated by Titan (or, after the merger, Lockheed Martin) without “Cause” or by the individual for “Good Reason” within one year (two years in the case of board-elected senior vice presidents) of a change in control (which will occur at the effective time of the merger). All other headquarters employees who are terminated without “Cause” or who resign for “Good Reason” also will be eligible for outplacement services for one month. For purposes of the outplacement services, “Cause” and “Good Reason” are defined the same as for purposes of the severance payments described above.

The resolutions provide that all members of Titan’s management who are participants in the Titan 2003 Annual Incentive Plan will be awarded their target bonus for 2003 or such greater amount as may be determined by the compensation committee of the Titan board of directors, including additional bonuses to Dr. Ray, Mr. Costanza and Mr. Sopp, upon the closing of a strategic transaction that will constitute a change in control (which will occur at the effective time of the merger). On September 15, 2003, the board of directors increased the target bonuses for Dr. Ray, Mr. Costanza and Mr. Sopp by 15% of their annual base salaries, having a respective value of $120,000, $51,000 and $48,750.

In addition, the resolutions provide that the Titan directors, executive management and board-elected senior vice presidents will continue to receive financial counseling and tax preparation services through April 15, 2005 and for such additional time as is necessary for the preparation of their tax returns for 2004. The aggregate estimated cost of such financial counseling and tax preparation services is $624,000.

Finally, the resolutions authorize Dr. Ray to award at his discretion, up to $1,500,000 in severance payments to employees of Titan (other than executive management, board-elected senior vice presidents, board-elected corporate vice presidents and members of the management council), and the resolutions provide that all headquarters employees of Titan (excluding Dr. Ray and Messrs. Costanza and Sopp) will receive their full salary and target bonus for 2003, whether or not terminated, and that these payments will be in addition to any other severance payments made to such employees other than (1) Dr. Ray and Messrs. Costanza and Sopp, who will receive severance payments pursuant to their change in control agreements and their target bonuses for 2003 described above, a (2) the 11 board-elected senior vice presidents, the nine board-elected corporate vice presidents and members of the management council, who will receive the special severance payments described above and their target bonuses for 2003.

Equity Plans. Under the merger agreement, at the effective time of the merger, each Titan stock option that is then outstanding and unexercised will fully vest and become exercisable, will be assumed by Lockheed Martin, and will be exchanged for an option to purchase shares of Lockheed Martin common stock, with an appropriate adjustment in the number of shares and exercise price per share to reflect the exchange rate in the merger agreement. After the merger, the terms of the Titan stock options and the stock options plans under which they were granted will continue to apply. See “The Merger Agreement—Effect on Titan Options.”

On August 20, 2003, Titan’s board of directors adopted a resolution that amended all outstanding Titan stock options to provide that the right to exercise all such options will accelerate and fully vest upon a change in control (which will occur at the effective time of the merger).

Options to purchase in the aggregate 1,867,629 shares of Titan common stock held by the executive officers and directors of Titan will be accelerated and become fully vested and exercisable upon completion of the merger. Titan’s executive officers and directors will receive the following amounts as a result of the accelerated vesting of their options:

Dr. Gene W. Ray	$
Nicholas J. Costanza
Mark W. Sopp
Charles R. Saffell, Jr.
Paul W. Sullivan
Allen D. Branch
Thomas J. Brennan
Lawrence J. Delaney
A. Anton Frederickson
Ronald B. Gorda
Robert J. Osterloh
Earl A. Pontius
Leslie A. Rose
Robert J. Whalen
All other directors and executive officers as a group ( persons)

These amounts are based on the number of unvested options held by each individual or group as of                     , 200  , the date of the special meeting, and assume that the options are exercised on the effective date of the merger for a net value equal to the difference between the merger consideration of $22.00 per share and the exercise price of the options. The actual amount that will be received by each individual or group as a result of the vesting of the options upon completion of the merger may be higher or lower depending on the actual price of Lockheed Martin common stock at the time of exercise. In addition, the executive officers and directors hold options to purchase, in the aggregate, 2,825,986 shares of Titan common stock that are currently fully vested and exercisable.

Indemnification; Directors’ and Officers’ Insurance. Under the merger agreement, at the effective time of the merger, the surviving corporation will, for six years following the merger, indemnify persons who were directors or officers of Titan or any Titan subsidiary before the merger with respect to all acts or omissions by such person in his or her capacity as a Titan director or officer of Titan or any Titan subsidiary. The merger agreement further requires that, for six years following the effective time of the merger, subject to certain limitations, the surviving corporation maintain coverage under a director and officer liability insurance policy at a level at least equal to that which Titan is maintaining for its officers and directors prior to the merger. The governing documents of the surviving entity will require the surviving corporation to exculpate and indemnify Titan’s directors and officers to the fullest extent permitted under Delaware law. Finally, Lockheed Martin has agreed to guarantee the performance of the surviving corporation’s obligations under the merger agreement.

Election and Election Procedures

Concurrently with the mailing of this proxy statement/prospectus, a letter of transmittal and election form will be mailed to each holder of record of Titan common stock on the record date for the special meeting. To be effective, a letter of transmittal and election form must be properly completed, signed and submitted to the exchange agent, accompanied by certificates representing the shares of Titan common stock as to which the election is being made, by 5:00 p.m., New York City time, on the last business day prior to the effective time of the merger. All elections will be irrevocable after 5:00 p.m., New York City time, on the election deadline. Once you deliver a letter of transmittal and election form to the exchange agent, you may not sell, transfer or otherwise dispose of your shares of Titan common stock. If the merger is not completed for any reason, your stock certificates will be returned to you promptly following termination of the merger agreement.

Lockheed Martin will have the discretion, which it may delegate in whole or in part to the exchange agent, to determine whether letter of transmittal and election forms have been properly completed, signed and submitted and to disregard immaterial defects in letter of transmittal and election forms. The decision of Lockheed Martin or the exchange agent in such matters will be conclusive and binding. Neither Lockheed Martin nor the exchange agent will be under any obligation to notify any person of any defect in a letter of transmittal and election form.

You may make one of the following elections regarding the type of merger consideration you wish to receive in exchange for your Titan common stock:

•	a “cash election” of $22.00 in cash per share, without interest;

•	a “stock election” for Lockheed Martin common stock based on an exchange rate determined as described below; or

•	a “combination election” whereby 50% of your Titan shares are exchanged for cash and 50% of your Titan shares are exchanged for Lockheed Martin common stock based on the exchange rate.

Holders of Titan common stock who hold their shares as nominees, trustees or in other representative capacities may submit multiple letter of transmittal and election forms, provided that the representative certifies that each letter of transmittal and election form covers all the shares of Titan common stock held by that representative for a particular beneficial owner.

You may change or revoke any election you have made with respect to the consideration you wish to receive in the merger by giving written notice to the exchange agent at EquiServe, Corporate Actions, Post Office Box 43025, Providence, RI 02940-3025. You may also revoke your election by withdrawing your Titan common stock certificates, or by withdrawing your bank or broker’s guarantee of delivery of your certificates. To be effective, your change or revocation of election must be received prior to 5:00 p.m., New York City time on the date of the election deadline. If an election is revoked, the certificates, or guarantee of delivery, as applicable, evidencing the Titan common stock to which such election relates will be returned to you.

If a Titan stockholder does not submit a letter of transmittal and election form to the exchange agent by 5:00 p.m., New York City time, on the last business day prior to the effective time of the merger or if Lockheed Martin or the exchange agent determines that an election by a Titan stockholder was not properly made, then that Titan stockholder will receive cash for 50% of such stockholder’s shares of Titan common stock and Lockheed Martin common stock for the remaining 50% of such stockholder’s shares of Titan common stock.

Neither Titan’s board of directors nor its financial advisor makes any recommendation as to whether stockholders should elect to make a cash election, a stock election or a combination election. You must make your own decision with respect to such election, bearing in mind the tax consequences of the election you choose. See “The Merger—Material U.S. Federal Income Tax Consequences.” You should return your letter of transmittal and election form, together with your stock certificate(s), by the election deadline, so that you may receive the merger consideration allocable to you promptly following completion of the exchange procedures that will take place after the merger is completed. See “The Merger—Procedures for Exchanging Titan Common Stock Certificates.”

Allocation Procedures

Under the merger agreement, the number of shares of Titan common stock to be exchanged for cash must be equal to 50% of the total number of shares of Titan common stock outstanding immediately prior to the effective time of the merger, excluding shares held by Titan stockholders who have perfected dissenters’ rights or any shares held by Lockheed Martin or Titan. If, after the results of the letter of transmittal and election forms are calculated, the number of shares of Titan common stock to be exchanged for cash exceeds this 50% threshold, the exchange agent will determine the number of cash election shares that must be reallocated as stock election shares in order to achieve the 50% threshold. After the exchange agent makes this determination, all holders who have made cash elections will, on a pro rata basis, have a portion of their cash election shares reallocated as stock election shares so that the total number of shares of Titan common stock to be exchanged for cash will equal the 50% threshold.

No reallocation will occur if a holder has made a cash election but would receive fewer than 20 shares of Lockheed Martin common stock upon reallocation. Instead, the cash election shares of the remaining holders of shares of Titan common stock will be reallocated on a pro rata basis so that the 50% threshold is satisfied.

Similarly, the number of shares of Titan common stock to be exchanged for shares of Lockheed Martin common stock also must satisfy the 50% threshold. If, after the results of the letter of transmittal and election forms are calculated, the number of shares of Titan common stock to be exchanged for Lockheed Martin common stock exceeds this 50% threshold, the exchange agent will determine the number of stock election shares that must be reallocated as cash election shares in order to achieve the 50% threshold. After the exchange agent makes this determination, all holders who have made stock elections will, on a pro rata basis, have a portion of their stock election shares reallocated as cash election shares so that the total number of shares of Titan common stock to be exchanged for shares of Lockheed Martin common stock will equal the 50% threshold.

Titan stockholders that make a combination election will not be subject to the reallocation provisions described above.

After the reallocation procedure is completed, all cash election shares and 50% of the shares of Titan common stock which are subject to combination elections will be exchanged for cash consideration, and all stock election shares and 50% of the shares of Titan common stock that are subject to combination elections will be exchanged for the stock consideration. Stock certificates previously evidencing shares of Titan common stock will, upon surrender, be exchanged for either the cash consideration, the stock consideration or a combination of cash and stock consideration, multiplied in each case by the number of shares previously evidenced by the canceled certificate. For additional information regarding your certificates, see “The Merger—Procedures for Exchanging Titan Common Stock Certificates.”

Each share of Titan common stock held in the treasury of Titan and each share of Titan common stock owned by Lockheed Martin or any subsidiary of Lockheed Martin or Titan, other than in a fiduciary capacity, immediately prior to the effective time of the merger will be canceled and extinguished without any conversion thereof and no payment will be made with respect thereto.

Procedures for Exchanging Titan Common Stock Certificates

Titan stockholders who surrender their stock certificates in connection with the completion of letter of transmittal and election forms prior to the election deadline will automatically receive the merger consideration allocated to them as the result of the merger promptly following completion of the allocation procedures. Once you deliver a letter of transmittal and election form to the exchange agent, you may not sell, transfer or otherwise dispose of your shares of Titan common stock.

Promptly after the effective time of the merger, the exchange agent will provide appropriate stock certificate transmittal materials to the holders of Titan common stock who have not already surrendered their stock certificates in connection with the completion of letter of transmittal and election forms prior to the election deadline. The transmittal materials will contain instructions for use in effecting the surrender to the exchange agent of Titan common stock certificates in exchange for the merger consideration. After the effective time of the merger, each holder of shares of Titan common stock issued and outstanding immediately prior to the effective time of the merger, other than Titan stockholders who have properly dissented, or who have already surrendered stock certificates in connection with the completion of a letter of transmittal and election form, must surrender for cancellation the certificate or certificates representing such shares to the exchange agent, together with a letter of transmittal duly executed and completed, in accordance with the instructions contained in the transmittal materials and any other documents reasonably required by the exchange agent or Lockheed Martin.

Until you surrender your stock certificate(s) representing your shares of Titan common stock:

•	Lockheed Martin will not be obligated to deliver the merger consideration to you; and

•	if you receive shares of Lockheed Martin common stock in exchange for your shares of Titan common stock, no dividend or other distribution payable to you as a holder of record of Lockheed Martin common stock as of any time subsequent to the effective time of the merger will be paid to you.

If you surrender your stock certificates after the effective time of the merger, promptly upon surrender of your Titan common stock certificates and any other documents reasonably required by the exchange agent or Lockheed Martin, Lockheed Martin will deliver to you the merger consideration, consisting, as applicable, of Lockheed Martin common stock certificates, together with all withheld dividends or other distributions, but without interest thereon, and any cash payments due, including any cash payment for a fractional share, without interest. After the effective time of the merger, each certificate representing your outstanding shares of Titan common stock prior to the effective time of the merger will be deemed for all corporate purposes to evidence only your right to receive the merger consideration in exchange for each such share.

Nine months after the effective time of the merger, any merger consideration held by the exchange agent that remains undistributed to the former stockholders of Titan will be delivered to Lockheed Martin upon demand, and any former Titan stockholder who has not already complied with the surrender and exchange procedures may thereafter look only to Lockheed Martin for payment of their claims for cash, Lockheed Martin common stock or any dividends or distributions with respect to Lockheed Martin common stock, all without any interest thereon.

None of Lockheed Martin, any subsidiary thereof or the exchange agent will be liable to any former holder of Titan common stock for any cash or shares of Lockheed Martin common stock delivered to public officials pursuant to any applicable abandoned property, escheat or similar law.

If any merger consideration is to be issued or paid in the name of a person other than the person in whose name the Titan common stock certificate being surrendered in exchange for the merger consideration is registered, it will be a condition of the payment and issuance of such merger consideration that the certificate so surrendered be properly endorsed or otherwise in proper form for transfer and that the person requesting the exchange pay or establish the prior payment or inapplicability of any transfer and other taxes required by reason of the payment of the merger consideration in the name of a person other than the registered holder of the Titan common stock certificate.

Anticipated Accounting Treatment

Lockheed Martin will account for the merger under the “purchase” method of accounting in accordance with GAAP. Therefore, the total merger consideration paid by Lockheed Martin, together with the direct costs of the merger, will be allocated to Titan’s tangible and intangible assets and liabilities based on their fair market values, with any excess being treated as goodwill. The assets, liabilities and results of operations of Titan will be consolidated into the assets, liabilities and results of operations of Lockheed Martin after the effective time of the merger.

Governmental and Regulatory Approvals

United States Approvals. Under the HSR Act, the merger may not be completed until notifications have been given to the FTC and the Department of Justice and the specified waiting period has ended. Lockheed Martin and Titan each filed notifications with the FTC and the Department of Justice, and the initial 30-day HSR waiting period will expire at midnight on December 5, 2003, unless the parties voluntarily agree to extend the period or the Department of Justice decides to issue a request for additional information. The Department of Justice is reviewing the matter. The merger agreement requires that the parties each use their reasonable best efforts to cooperate in the filing of the HSR notifications and in connection with any request for additional information and documents and to promptly take reasonable actions to respond to inquiries from the Department of Justice regarding the legality of the merger under the antitrust laws. There can be no assurance, notwithstanding the efforts of Lockheed Martin and Titan, that the requisite approvals will be obtained, that no injunction or other order, regulation or ruling will be issued prohibiting the completion of the merger substantially on the terms contemplated by the merger agreement, or that any such approvals will not contain terms or conditions that cause such approvals to fail to satisfy the condition to the completion of the merger that all governmental waivers consents, orders and approvals legally required for completion of the merger shall have been obtained other than where such failure would not reasonably be expected to have a material adverse effect on Lockheed Martin.

In fulfilling the obligation to use their reasonable best efforts to resolve any regulatory objections to or issues related to the merger, Lockheed Martin and Titan may agree to terms and conditions not contemplated on the date hereof. Any decision to accept additional terms and conditions would be made by the applicable board or boards of directors depending on the facts and circumstances existing at the time. Those facts and circumstances may be different from the facts and circumstances existing at the time the parties entered into the merger agreement or at the time of the special meeting and could be more or less favorable to Titan, or its stockholders or Lockheed Martin. No stockholder approval is expected to be required or sought for any such decision. However, if Lockheed Martin and Titan agree to additional terms and conditions after the special meeting, Titan will make a new solicitation of proxies if stockholder approval is required by applicable law.

The Department of Justice has requested information on a voluntary basis from the parties concerning the transaction. The parties expect that the Department of Justice will consult with the Department of Defense and potentially the parties’ customers. The parties are cooperating with the Department of Justice and the Department of Defense to provide information in connection with the antitrust review. Representatives of Lockheed Martin and Titan have met with representatives of the Department of Justice and the Department of Defense to brief the agencies regarding the transaction and expect to continue to meet and speak with representatives of those agencies in an attempt to address their questions about the transaction and obtain antitrust clearance for the transaction. If, as a result of their review, the agencies were to indicate that either has unresolved competitive concerns, then Lockheed Martin and Titan may choose to discuss with representatives of the Department of Justice and the Department of Defense the terms and conditions necessary to resolve any regulatory objections to the merger. The antitrust review process contemplates that Lockheed Martin’s and Titan’s submission of information to the Department of Justice and the Department of Defense in connection with the antitrust review of this matter, as well as views expressed by representatives of the Department of Justice and the Department of Defense, be non-public. Likewise, the antitrust review process also contemplates that any discussions relating to conditions that might be required in order to conclude the Department of Justice’s antitrust review, which may take the form of negotiations, be non-public. Neither Lockheed Martin nor Titan undertake any obligation to publicly disclose the terms and conditions of ongoing discussions that may occur as part of the antitrust review process, as neither will have any assurance that the positions taken in these discussions by the staff of the Department of Justice or Department of Defense represent or will represent the final agency action with regard to the merger pending a final agency determination by the Assistant Attorney General of the Department of Justice Antitrust Division.

If the Department of Justice were to decide to issue a request for additional information, that request would extend the statutory waiting period for 30 days following substantial compliance by the parties with the information request. If the 30-day waiting period were to expire on a Saturday, Sunday or a legal holiday, the waiting period would be extended to 11:59 p.m., New York City time, on the next regular business day. Lockheed Martin and Titan could decide to voluntarily extend the 30-day HSR waiting period that would commence following substantial compliance with any formal request for additional information under the HSR Act to allow the Department of Justice additional time. If no agreement is reached prior to the expiration of the waiting period or any extension, the Department of Justice would decide whether or not to challenge the merger. If the Department of Justice were to challenge the merger, the parties have agreed to litigate against the Department of Justice’s attempt to obtain a preliminary injunction to prevent the consummation of the merger.

Under the merger agreement, Lockheed Martin is not required to agree to divest any of its or Titan’s businesses or assets (other than assets having nominal monetary and strategic value to Lockheed Martin) or to any other restrictions on its ability to own its assets and conduct its business. If the merger has not occurred within one year after the HSR Act waiting period expires or is terminated, Lockheed Martin and Titan may need to re-file the notifications with the FTC and the Department of Justice, and a new HSR Act waiting period and review process would begin from the date the filings are made.

Some of the contracts performed by Titan involve activities such as assisting government customers’ evaluation of other contractors’ proposals or performance, including in some cases Lockheed Martin. As a result, in addition to reviewing the impact of the merger on competition, the Department of Justice and the Department of Defense may consider whether Lockheed Martin can adequately mitigate any organizational conflict of interest issues the Titan contracts might create with Lockheed Martin’s existing businesses. Mitigation approaches could include implementation of firewalls or organizational separation of the evaluation contracts from the Lockheed Martin businesses performing or seeking to obtain contracts that would be subject to evaluation by Titan. If the agencies view these mitigation efforts as inadequate, Lockheed Martin would have to evaluate whether to divest the contracts in order to obtain antitrust clearance or satisfy customer concerns. In addition, if the customer under a contract were to determine that organizational conflict of interest issues were raised by the merger with respect to that contract and that mitigation would be inadequate to address these issues, that customer could cancel the affected contracts.

At any time before the effective time of the merger, the Department of Justice can challenge the merger and take any action under the antitrust laws as either deems necessary or desirable in the public interest. The Department of Justice and the FTC may also take such action after the effective time of the merger. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances.

Foreign Approvals. The merger requires certain competition filings in foreign jurisdictions. Pre-merger competition filings are required in Brazil and Germany. Lockheed Martin and Titan filed their competition filing in Brazil on October 6, 2003 and in Germany on October 30, 2003. The German antitrust agency approved the merger on November 10, 2003. Approval of the merger by Brazil is not a condition to closing the merger. Competition filings are not required in other foreign jurisdictions. No approval of the European Commission is required. Neither Lockheed Martin nor Titan is aware of any additional antitrust filing or approvals which are required in foreign jurisdictions.

Other Approvals. Except for the HSR clearance described above and compliance with applicable federal and state securities and corporate laws, Lockheed Martin and Titan are not aware of any other material governmental or regulatory approvals required to be obtained in order to complete the merger.

Material U.S. Federal Income Tax Consequences

The following discussion summarizes the U.S. federal income tax consequences of the merger believed to be material to a U.S. Holder, as defined below, of Titan common stock who holds such shares of common stock as capital assets.

This discussion is based on the laws, regulations, rulings and decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. Lockheed Martin and Titan have not sought and do not intend to seek any ruling from the Internal Revenue Service regarding any matters relating to the merger, and as a result, the Internal Revenue Service may disagree with or challenge any of the conclusions described in this proxy statement/prospectus.

This discussion is for general information only and does not address aspects of U.S. federal income taxation applicable to holders subject to special treatment under the Internal Revenue Code, including but not limited to financial institutions, tax-exempt organizations, mutual funds, insurance companies, S corporations or other pass-through entities, dealers in securities or foreign currency, holders who exercise dissenters’ rights, Non-U.S. Holders, as defined below, holders who acquired shares of Titan common stock pursuant to the exercise of employee stock options or otherwise as compensation or through tax-qualified retirement plans, traders in securities who elect the mark-to-market method of accounting for their securities holdings, persons that have a functional currency other than the U.S. dollar, holders of options granted under any Titan benefit plan, or holders who hold Titan common stock as part of a hedge against currency risk, straddle or constructive sale or conversion transaction. In addition, this discussion does not address the state, local or foreign tax consequences of the merger. This discussion is not intended to be, and should not be construed as, tax advice. You should consult your own tax advisor with respect to the federal, state, local and foreign tax consequences of the merger in light of your own tax situation.

For purposes of this discussion, we use the term “U.S. Holder” to mean a holder of Titan common stock that is (1) a citizen or resident of the United States, (2) a corporation, partnership or other entity created or organized under the laws of the United States or any of its political subdivisions, or (3) a trust if it (x) is subject to the supervision of a court within the United States and one or more U.S. persons control all substantial decisions of the trust, or (y) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A “Non-U.S. Holder” is a holder that is not a U.S. Holder.

As described below, the merger agreement provides that the merger will be structured as a merger of Titan with and into LMC LLC One, a wholly-owned subsidiary of Lockheed Martin, which is termed a “forward” merger, provided Titan and Lockheed Martin receive an opinion of counsel at the time of the merger to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The issuance of the tax opinions at the time of the merger will depend on the facts as they exist at the time of the merger, and the tax opinions will be based on certain factual assumptions and on representations that are customary for similar transactions. If any of those factual assumptions or representations is or becomes inaccurate, the tax opinions may not be an appropriate basis for your tax position or the preparation of your tax return. The tax opinions will not be binding upon the Internal Revenue Service or the courts.

One particularly important representation that counsel have relied upon in rendering the opinions described below, and will rely upon in rendering their opinions at the time of the merger if the merger is consummated as a “forward” merger, is that the aggregate fair market value of the Lockheed Martin common stock issued in the merger will represent at least 40% of the aggregate value of the total consideration issued in connection with the merger, valued as of the closing of the merger and taking into account any cash payable to dissenting Titan stockholders, any cash paid in lieu of fractional shares of Lockheed Martin common stock, and cash paid to redeem the Titan preferred stock in connection with the merger. This representation must be accurate as of the closing of the merger in order for counsel to opine that the merger consideration meets the “continuity of interest” requirements under the applicable tax regulations. If the merger had occurred on                         , 2003, the most recent day prior to the printing of this proxy statement/prospectus, then based upon the trading price of Lockheed Martin common stock on that date and the exchange rate that would have resulted from the average Lockheed Martin price calculated during the ten-day period ended                         , 2003, and assuming that no Titan stockholders had exercised their rights as dissenting stockholders and no cash was paid in lieu of the issuance of fractional shares of Lockheed Martin common stock, the aggregate fair market value of the Lockheed Martin common stock issued in the merger would have represented about     % of the value of the total consideration paid in connection with the merger. There is no guarantee, however, that the trading price of the Lockheed Martin common stock will be high enough at the closing of the merger to allow counsel to render the required tax opinions and the merger to be consummated as a “forward” merger.

If the required tax opinions cannot be delivered at the time of the merger and Lockheed Martin declines to increase the exchange rate of Lockheed Martin common stock to be delivered as merger consideration to the minimum extent necessary to cause the merger consideration to meet the “continuity of interest” requirements, then Titan, in its discretion, may elect to have the merger instead proceed as a merger of LMC LLC One with and into Titan, which is termed a “reverse” merger. If the merger is completed as a “reverse” merger, it will not qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The tax consequences to Titan stockholders of a “reverse” merger will be materially different from, and perhaps less favorable than, those of a “forward” merger, as described below.

Based on representation letters provided by Titan and Lockheed Martin and on certain customary factual assumptions, all of which must continue to be true and accurate in all material respects as of the effective time of the merger, and subject to certain customary limitations, it is the opinion of Hogan & Hartson L.L.P., counsel to Titan, and King & Spalding LLP, counsel to Lockheed Martin, that the material U.S. federal income tax consequences of the merger are as described below.

Tax Consequences of a “Forward” Merger

If you are a U.S. Holder and the merger is consummated as a “forward” merger, it will have the following material U.S. federal income tax consequences to you:

•	if you exchange Titan common stock solely for Lockheed Martin common stock in the merger, you will not recognize gain or loss except to the extent you receive cash in lieu of a fractional share of Lockheed Martin common stock;

•	if you exchange Titan common stock solely for cash in the merger (including as the result of the exercise of dissenters’ rights), you will recognize gain or loss in an amount equal to the difference between the amount of cash you receive and your adjusted tax basis in your shares of Titan common stock;

•	if you exchange Titan common stock for a combination of Lockheed Martin common stock and cash, you will recognize gain (but not loss) in an amount equal to the lesser of:

(1)	the cash you receive in the merger (excluding any cash you receive in lieu of a fractional share of Lockheed Martin common stock), and

(2)	the excess, if any, of:

(a)	the sum of the cash (excluding any cash you receive in lieu of a fractional share of Lockheed Martin common stock) and the fair market value of the Lockheed Martin common stock you receive (including any fractional share of Lockheed Martin common stock you are deemed to receive and exchange for cash), over

(b)	your adjusted tax basis in the Titan common stock surrendered in the merger;

•	your tax basis in any Lockheed Martin common stock you receive in the merger (including any fractional share interest you are deemed to receive and exchange for cash) will equal your adjusted tax basis in the Titan common stock surrendered, increased by the amount of taxable gain, if any, you recognize on the exchange and decreased by the amount of any cash you receive in the merger (excluding any cash you receive in lieu of a fractional share of Lockheed Martin common stock); and

•	your holding period for the Lockheed Martin common stock you receive in the merger will include your holding period for the shares of Titan common stock surrendered in the exchange.

If you acquired different blocks of Titan common stock at different times and at different prices, you will determine any gain or loss separately with respect to each block of Titan common stock. In addition, your basis and holding period in your Lockheed Martin common stock will be determined by reference to the basis and holding period for each block of Titan common stock you exchange in the merger.

Taxation of Capital Gain or Loss. Subject to the discussion under “Possible Treatment of Cash as a Dividend” set forth below, gain or loss that you recognize in connection with the merger will be capital gain or loss, and will be long-term capital gain or loss if your holding period for your Titan common stock is more than one year as of the date of the merger. If you are a non-corporate holder of Titan common stock, this long-term capital gain generally will be taxed at a maximum U.S. federal income tax rate of 15%. The deductibility of any capital losses recognized as a result of the merger is subject to limitations.

Possible Treatment of Cash as a Dividend. The determination of whether the gain you recognize in the exchange will be treated as capital gain or dividend income will depend upon whether and to what extent the exchange reduces your deemed percentage stock ownership interest in Lockheed Martin. For purposes of this determination, if you receive both Lockheed Martin common stock and cash in the merger, you will be treated as if you first exchanged all of your shares of Titan common stock solely for Lockheed Martin common stock and then Lockheed Martin immediately redeemed a portion of that Lockheed Martin common stock in exchange for the cash that you actually received. Gain that you recognize in this deemed redemption of Lockheed Martin common stock will be treated as capital gain if there is a “meaningful reduction” in your deemed percentage ownership of Lockheed Martin. The Internal Revenue Service has ruled that a relatively minor reduction in the percentage stock ownership of a minority stockholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is a “meaningful reduction.” Accordingly, in most circumstances, any gain that you recognize in the exchange of Titan common stock for a combination of Lockheed Martin common stock and cash will be capital gain, and will be long-term capital gain if your holding period with respect to your shares of Titan common stock is more than one year as of the date of the merger. If you are a non-corporate holder of Titan common stock and are treated as having received a dividend as a result of the merger, such dividend generally will be taxed at a maximum U.S. federal income tax rate of 15%.

Cash Received in Lieu of a Fractional Share. Cash you receive in lieu of a fractional share of Lockheed Martin common stock will be treated as received in redemption of such fractional share, and you will recognize gain or loss in an amount equal to the difference between the cash received and the portion of your tax basis in the shares of Titan common stock allocable to such fractional interest. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if your holding period for such shares of Titan common stock was more than one year as of the date of the merger.

Backup Withholding. Unless you comply with certain reporting or certification procedures or you are an “exempt recipient” (i.e., in general, corporations and certain other entities), you may be subject to backup withholding tax of 28% with respect to any cash payments received pursuant to the merger. You should consult your own tax advisor with respect to the application of withholding rules to any cash payments you receive pursuant to the merger.

Reporting. If you receive Lockheed Martin common stock as a result of the merger, you will be required to retain records pertaining to the merger and will be required to file with your U. S. federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

Tax Consequences of a “Reverse” Merger

If the merger is consummated as a “reverse” merger, it will constitute a sale or exchange of the Titan common stock upon which you will recognize gain or loss, regardless of whether you receive Lockheed Martin common stock, cash or a combination of Lockheed Martin common stock and cash. The amount of gain or loss you recognize will be equal to the difference between (1) the sum of the cash and the fair market value of the shares of Lockheed Martin common stock you receive and (2) your adjusted tax basis in the shares of Titan common stock you exchange in the merger. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if your holding period for your Titan common stock is more than one year as of the date of the merger. If you are a non-corporate holder of Titan common stock, this long-term capital gain generally will be taxed at a maximum U.S. federal income tax rate of 15%. The deductibility of capital losses is subject to limitations. Unless you comply with certain reporting or certification procedures or you are an “exempt recipient,” you may be subject to backup withholding tax of 28% with respect to the cash and the fair market value of Lockheed Martin common stock you receive pursuant to the merger.

Dissenters’ Rights

Holders of Titan common stock are entitled to appraisal rights under Section 262 of the DGCL. Under the DGCL, record holders of Titan common stock who continuously hold such shares through the effective time of the merger, who follow the procedures set forth in Section 262 and who do not vote in favor of adoption of the merger agreement and approval of the merger or submit a letter of transmittal and election form will be entitled to have their shares of Titan common stock appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, as determined by the court. In such circumstances, the holders are entitled to appraisal rights because they hold stock of constituent corporations to the merger, and may be required by the merger agreement to accept merger consideration in the form of cash consideration.

If the holders of more than 10% of Titan’s outstanding common stock properly dissent, Lockheed Martin is not required to complete the merger.

THIS DISCUSSION IS NOT A COMPLETE STATEMENT OF THE LAW PERTAINING TO APPRAISAL RIGHTS UNDER THE DGCL AND IS QUALIFIED IN FULL BY THE FULL TEXT OF SECTION 262 OF THE DGCL, WHICH IS REPRINTED IN ITS ENTIRETY AS ANNEX C TO THIS PROXY STATEMENT/PROSPECTUS. ALL REFERENCES IN SECTION 262 AND IN THIS SUMMARY TO A “STOCKHOLDER” OR “HOLDER” ARE TO THE RECORD HOLDER OF THE SHARES OF TITAN COMMON STOCK AS TO WHICH APPRAISAL RIGHTS ARE ASSERTED.

A PERSON HAVING A BENEFICIAL INTEREST IN SHARES OF TITAN COMMON STOCK HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW THE STEPS SUMMARIZED BELOW PROPERLY AND IN A TIMELY MANNER TO PERFECT THE APPRAISAL RIGHTS PROVIDED UNDER SECTION 262.

Under Section 262, where a proposed merger is to be submitted for approval at a meeting of stockholders, as in the case of the special meeting, not less than 20 days prior to the special meeting, Titan must notify each stockholder who was a stockholder on the record date for such meeting with respect to shares for which appraisal rights are available that appraisal rights are available and include in each such notice a copy of Section 262.

This proxy statement/prospectus constitutes the required notice to the record holders of Titan common stock, and a copy of Section 262 is attached to this proxy statement/prospectus as Annex C. Any stockholder who wishes to exercise appraisal rights should review the following discussion and Annex C carefully, because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

A holder of shares of Titan common stock wishing to exercise his or her appraisal rights (a) must deliver to the Corporate Secretary of Titan, before the vote on the merger agreement at the special meeting, a written demand that reasonably informs Titan of the identity of the record holder and the record holder’s intention to demand appraisal of the record holder’s Titan common stock, (b) must not vote in favor of the merger agreement and (c) must not submit a letter of transmittal and election form. A proxy or vote against the merger shall not constitute a demand for appraisal. Failure to execute and return a letter of transmittal and election form to the exchange agent does not constitute a demand. ALL WRITTEN DEMANDS FOR APPRAISAL MUST BE DELIVERED TO: THE TITAN CORPORATION, 3033 SCIENCE PARK ROAD, SAN DIEGO, CALIFORNIA 92121, ATTENTION: CORPORATE SECRETARY.

A holder of shares of Titan common stock wishing to exercise his or her appraisal rights must hold his or her shares of record on the date the written demand for appraisal is made and must hold his or her shares continuously through the effective time of the merger. Accordingly, a record holder of Titan common stock who is the record holder of Titan common stock on the date the written demand for appraisal is made, but who thereafter transfers such stock prior to the completion of the merger, will lose any right to appraisal in respect of such shares.

Only a holder of record of shares of Titan common stock is entitled to assert appraisal rights for the shares of Titan common stock registered in that holder’s name. A demand for appraisal should be executed by or on behalf of the holder of record, fully and correctly, as such holder’s name appears on such holder’s stock certificates. If the shares of Titan common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares of Titan common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record. However, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder such as a broker who holds shares of Titan common stock as nominee for several beneficial owners may exercise appraisal rights with respect to the shares of Titan common stock held for one or more beneficial owners while not exercising such rights with respect to the shares of Titan common stock held for other beneficial owners; in such case, the written demand should set forth the number of shares of Titan common stock as to which appraisal is sought. When no number of shares of Titan common stock is expressly mentioned, the demand will be presumed to cover all shares of Titan common stock held in the name of the record owner.

Stockholders who hold their shares of Titan common stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights must take all necessary steps in order that a demand for appraisal is made by the record holder of those shares and are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by the record holder.

Within ten days after the effective time of the merger, Lockheed Martin must send a notice of the effectiveness of the merger to each person who has properly asserted appraisal rights under Section 262 and has not voted in favor of or consented to the merger. Within 120 days after the effective time of the merger, but not thereafter, Lockheed Martin, or any holder of shares of Titan common stock who has complied with the procedures under Section 262 and who is entitled to appraisal rights under Section 262, may file a petition in the Delaware Court of Chancery demanding a determination of the value of the stock of all such stockholders. Lockheed Martin is not under any obligation to file a petition seeking the appraisal of the shares of Titan common stock. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262.

Within 120 days after the effective time of the merger, any stockholder who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from Lockheed

Martin a statement setting forth the aggregate number of shares of Titan common stock not voted in favor of adoption of the merger agreement and approval of the merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares of Titan common stock. Such statements must be mailed within ten days after a written request has been received by Lockheed Martin or within ten days after expiration of the period for delivery of demands for appraisal under Section 262, whichever is later.

A holder of shares of Titan common stock will fail to perfect, or thereafter lose, his or her right to appraisal if, among other things, no petition for appraisal of shares of Titan common stock is filed within 120 days after the effective time of the merger, or if the stockholder delivers to Lockheed Martin a written withdrawal of his or her demand for appraisal.

If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine the stockholders entitled to appraisal rights and will appraise the “fair value” of their shares of Titan common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Stockholders considering seeking appraisal should be aware that the fair value of their shares of Titan common stock as determined under Section 262 could be more than, the same as or less than the value of the merger consideration they would receive pursuant to the merger agreement if they did not seek appraisal of their shares of Titan common stock and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262. The Delaware Supreme Court has stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in appraisal proceedings.

The Delaware Court of Chancery will determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of Titan common stock have been appraised. The costs of the action may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. The Delaware Court of Chancery may also order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all of the shares of Titan common stock entitled to appraisal.

If any holder of shares of Titan common stock who demands appraisal of his shares under Section 262 fails to perfect, or effectively withdraws or loses, his or her right to appraisal, as provided in the DGCL, such holder of Titan common stock will be deemed to have made a combination election in accordance with the merger agreement. See “The Merger Agreement—Merger Consideration.” A holder may withdraw his or her demand for appraisal by delivering to Lockheed Martin a written withdrawal of his or her demand for appraisal and acceptance of the merger, except that any such attempt to withdraw made more than 60 days after the effective time of the merger will require the written approval of Lockheed Martin. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights (in which event a stockholder will be treated as a stockholder who has made a combination election).

Any holder of shares of Titan common stock who has duly demanded an appraisal in compliance with Section 262 will not, after the effective time of the merger, be entitled to vote the shares of Titan common stock subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of shares of Titan common stock as of a date prior to the effective time of the merger).

Legal Proceedings

On September 10, 2003, Titan was named as a defendant in Bernd Bilstein, IRA v. SureBeam Corporation, et. al., a purported class action lawsuit filed in the U.S. District Court for the Southern District of New York by a holder of common stock of SureBeam Corporation, Titan’s former subsidiary. On October 23, 2003, Titan was named as a defendant in Steven Morrow v. SureBeam Corporation, et. al., a purported class action lawsuit filed in the U.S. District Court for the Southern District of California by a holder of common stock of SureBeam. Both complaints allege that Titan, as a “control person” of SureBeam within the meaning of the Securities Act, should be held liable for allegedly false and misleading statements contained in the prospectus issued in connection with SureBeam’s initial public offering, for which the plaintiffs seek statutory damages from Titan. SureBeam and certain investment banks serving as lead underwriters in SureBeam’s offering also were named as defendants in both complaints. Dr. Ray and Susan Golding, another of Titan’s current directors, also were named as defendants in the Bilstein complaint in their capacity as directors of SureBeam. Titan plans to contest vigorously the allegations contained in these complaints.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, which is incorporated by reference in its entirety and attached to this proxy statement/prospectus as Annex A. You should read the merger agreement in its entirety.

General

Form of the Merger. If the conditions to the merger are satisfied, Titan will be merged with and into LMC LLC One in a “forward” merger. LMC LLC One will be the surviving legal entity following the merger and will continue its existence under Delaware law as a limited liability company and wholly-owned subsidiary of Lockheed Martin. The separate corporate existence of Titan will terminate at the effective time of the “forward” merger.

However, if the closing conditions set forth in the merger agreement have been satisfied or waived, or are reasonably expected to be satisfied, except that respective tax counsel to Lockheed Martin and Titan each are unable to render an opinion that the “forward” merger will be treated for U.S. federal income tax purposes as a tax-free reorganization because the aggregate value of the Lockheed Martin common stock to be delivered at closing would be insufficient to cause the merger consideration to meet the “continuity of interest” requirements specified in applicable tax regulations, Lockheed Martin has the option to increase the exchange rate of Lockheed Martin common stock to the minimum extent necessary to cause the merger consideration to meet the “continuity of interest” requirements and thereby permit the delivery of the tax opinions. If Lockheed Martin declines to increase the exchange rate as provided above, Titan has the option either to terminate the merger agreement or to elect to restructure the proposed transaction as a taxable “reverse” merger as described below. In the case of a “reverse” merger, LMC LLC One would be merged with and into Titan, and Titan will be the surviving entity following the merger. The separate corporate existence of LMC LLC One would terminate at the effective time of the “reverse” merger. At the effective time of the merger, each share of Titan common stock will be exchanged for the right to receive the merger consideration described below.

Governing Documents of Surviving Entity. If the “forward” merger is completed, the certificate of formation of LMC LLC One will become the certificate of formation of the surviving legal entity after the merger, and the operating agreement of LMC LLC One will become the operating agreement of the surviving legal entity after the merger. If the “reverse” merger is completed, the certificate of incorporation of Titan will be amended and, as amended, will be the certificate of incorporation of the surviving legal entity after the merger.

Directors and Officers of Surviving Entity. The directors of LMC LLC One and the officers of Titan in office immediately prior to the merger will be the directors and officers of the surviving legal entity as of the effective time of the merger. Thereafter, such directors and officers will serve in accordance with the operating agreement of the surviving legal entity until their successors have been duly elected or appointed and qualified.

Effective Time of the Merger. The closing of the merger will take place on the third business day immediately following the date on which the last of the conditions to closing set forth in the merger agreement is satisfied or waived, or at such other time and place as Lockheed Martin and Titan may agree. At the closing, a certificate of merger will be filed with the Delaware Secretary of State which will establish the effective time of the merger.

Merger Consideration

Form of Consideration. You may make one of the following elections regarding the type of merger consideration you wish to receive in exchange for your Titan common stock:

•	a “cash election” of $22.00 in cash, per share without interest;

•	a “stock election” for Lockheed Martin common stock based on an exchange rate determined as described below; or

•	a “combination election” whereby 50% of your Titan shares will be exchanged for cash and 50% of your Titan shares will be exchanged for Lockheed Martin common stock based on the exchange rate.

Shares of Titan common stock held by Titan as treasury shares, shares held by Lockheed Martin or any of its subsidiaries, and shares held by Titan stockholders who have perfected dissenters’ rights will not be exchanged for the merger consideration at the effective time of the merger.

The number of shares of Lockheed Martin common stock that you will receive for each share of Titan common stock will be based on an exchange rate determined by dividing $22.00 by the average of the daily mean of the high and low sales prices per share of Lockheed Martin common stock for the ten trading days ending on, but not including, the third trading day prior to the effective time of the merger. For purposes of determining the exchange rate, Titan and Lockheed Martin have agreed to upper and lower limits, or “collars,” on the average Lockheed Martin price of $58.00 and $46.00. As a result, even if the average Lockheed Martin price as so calculated exceeded $58.00, the parties would still use $58.00 in determining the exchange rate and the exchange rate would be fixed at 0.3793. Similarly, even if the average Lockheed Martin price as so calculated was less than $46.00, the parties would still use $46.00 in determining the exchange rate and the exchange rate would be fixed at 0.4783.

The table below illustrates hypothetical exchange rates based upon selected average Lockheed Martin prices:

If the average Lockheed Martin price were:	Then, the exchange rate would be:
$46.00 or less	0.4783
$48.00	0.4583
$50.00	0.4400
$52.00	0.4231
$54.00	0.4074
$56.00	0.3929
$58.00 or more	0.3793

Had the exchange rate been determined based on the ten-day trading period ending on                         , 2003, the most recent day prior to the printing of this proxy statement/prospectus, the average Lockheed Martin price would have been $            , and the exchange rate would have been     .

The total number of shares Lockheed Martin common stock you will receive will be the product of the exchange rate multiplied by the number of your shares of Titan common stock that are to be exchanged for Lockheed Martin common stock, rounding down to the nearest whole share.

Fractional Shares. You will not receive any fractional shares of Lockheed Martin common stock in the merger. Instead, you will be paid cash for any fractional share based on the closing price per share of Lockheed Martin common stock on the trading day immediately before the effective time of the merger.

Changes in Price of Lockheed Martin Common Stock. Under the merger agreement, the ten-day valuation period will end on the trading day that is three trading days prior to the effective time of the merger. As a result, the exchange rate for determining the stock portion of the merger consideration will be fixed three trading days before the effective time of the merger. Because the market price of Lockheed Martin common stock fluctuates, the value of the Lockheed Martin common stock that Titan stockholders will receive in the merger may increase or decrease during the three trading day period between the end of the valuation period and the effective time of the merger.

The merger consideration generally is intended to provide, for each share of Titan common stock for which a cash election is not made, shares of Lockheed Martin common stock valued at $22.00, based on the average

Lockheed Martin price as described above. Therefore, subject to an upper collar of $58.00 per share and a lower collar of $46.00 per share, a higher average Lockheed Martin price during the ten-day valuation period would result in fewer shares of Lockheed Martin common stock constituting the merger consideration, and a lower average Lockheed Martin price during the ten-day valuation period would result in more shares of Lockheed Martin common stock constituting the merger consideration.

You may not know the exchange rate before submitting your vote on the adoption of the merger agreement and approval of the merger. Assuming that the merger closes on the day of the special meeting, Lockheed Martin will issue a press release at least two business days prior to the date set for the special meeting that will announce the exchange rate. If the special meeting is postponed or adjourned or closing of the merger is delayed for any reason, Titan will issue subsequent press releases announcing the new meeting date, the date to which the special meeting has been adjourned or the date on which the closing of the merger will occur, and, at least two business days prior to such later date, Lockheed Martin will issue another press release announcing the new exchange rate. All of these press releases also will be filed with the SEC and will be available on the SEC’s web site at www.sec.gov.

Adjustment to Merger Consideration. If between the date of the calculation of the average price and the effective time of the merger, Lockheed Martin pays a dividend in, subdivides, combines into a smaller number of shares or issues by reclassification of its shares, any shares of Lockheed Martin common stock, the exchange rate will be adjusted accordingly to provide to Titan stockholders the same economic effect as contemplated by the merger agreement before such dividend, subdivision, combination or reclassification. If before the date of the calculation of the average Lockheed Martin price, Lockheed Martin pays a dividend in, subdivides, combines into a smaller number of shares or issues by reclassification of its shares, any shares of Lockheed Martin common stock, the $46.00 minimum and $58.00 maximum average price collars will be adjusted accordingly to provide to the Titan stockholders the same economic effect as contemplated by the merger agreement before such dividend, subdivision, combination or reclassification.

Allocation. Under the merger agreement, the number of shares of Titan common stock to be exchanged for cash must be equal to 50% of the total number of shares of Titan common stock outstanding immediately prior to the effective time of the merger, excluding shares held by Titan stockholders who have perfected dissenters’ rights or any shares held by Lockheed Martin or Titan. If, after the results of the letter of transmittal and election forms are calculated, the number of shares of Titan common stock to be exchanged for cash exceeds this 50% threshold, the exchange agent will determine the number of cash election shares that must be reallocated as stock election shares in order to achieve the 50% threshold. After the exchange agent makes this determination, all holders who have made cash elections will, on a pro rata basis, have a portion of their cash election shares reallocated as stock election shares so that the total number of shares of Titan common stock to be exchanged for cash will equal the 50% threshold.

No reallocation will occur if a holder has made a cash election but would receive fewer than 20 shares of Lockheed Martin common stock. Instead, the cash election shares of the remaining holders of shares of Titan common stock will be reallocated on a pro rata basis so that the 50% threshold is satisfied.

Similarly, the number of shares of Titan common stock to be exchanged for shares of Lockheed Martin common stock also must be equal to the 50% threshold. If, after the results of the letter of transmittal and election forms are calculated, the number of shares of Titan common stock to be exchanged for Lockheed Martin common stock exceeds the 50% threshold, the exchange agent will determine the number of stock election shares that must be reallocated as cash election shares in order to achieve the 50% threshold. After the exchange agent makes this determination, all holders who have made stock elections will, on a pro rata basis, have a portion of their stock election shares reallocated as cash election shares so that the total number of shares of Titan common stock to be exchanged for shares of Lockheed Martin common stock will equal the 50% threshold.

Titan stockholders that make a combination election will not be subject to the reallocation provisions described above.

Taxable Election. Titan and Lockheed Martin intend for the merger to qualify as a tax-free reorganization under the Internal Revenue Code. If, after applying the allocation procedures to the merger consideration described above, Titan’s and Lockheed Martin’s respective counsel cannot deliver the required opinions that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code solely because the value of Lockheed Martin common stock to be delivered in the merger is insufficient to cause the merger consideration to meet the “continuity of interest” requirements of the applicable tax regulations, but all other closing conditions set forth in the merger agreement have been or are reasonably expected to be satisfied, Lockheed Martin may agree to increase the exchange rate to the minimum extent necessary to cause the merger consideration to meet the “continuity of interest” requirements and thereby permit the delivery of the tax opinions described above.

If Lockheed Martin agrees to increase the exchange rate, Lockheed Martin must give written notice to Titan no later than 5:00 p.m., New York City time, on the third business day after the conditions to closing have been met or waived, referred to as the “top-up notice.” The top-up notice will include Lockheed Martin’s calculation of the increased exchange rate necessary to satisfy the “continuity of interest” requirement of the treasury regulations and will include written confirmation from counsel that, after giving effect to the increase in exchange rate and assuming no further declines in the value of the Lockheed Martin common stock prior to the effective time of the merger, the tax opinions can be delivered. If Lockheed Martin has not delivered the top-up notice within three business days after the conditions to close have been met or waived, Titan will have three business days to either terminate the merger agreement or notify Lockheed Martin that Titan will proceed with the “reverse” merger on a taxable basis. If Titan decides to proceed with the “reverse” merger, the condition to close requiring the delivery of the tax opinions will be considered waived. For more information on the closing conditions, see “The Merger Agreement—Conditions to the Merger.”

Effect on Titan Options. At the effective time of the merger, each option outstanding under Titan’s stock option plans will fully vest, become exercisable and convert into an option to acquire Lockheed Martin common stock. At the effective time of the merger, each Titan option will be exercisable for a number of shares of Lockheed Martin common stock equal to the exchange rate multiplied by the number of shares of Titan common stock that would have been obtained upon exercise of the option immediately before the merger. At the effective time of the merger, the per share exercise price of each Titan option will be equal to the exercise price in effect immediately before the effective time of the merger divided by the exchange rate. The other terms of the Titan options and the Titan stock option plans under which such options were granted, other than those relating to vesting and exercisability, will continue to apply after the effective time of the merger. Titan’s employee stock purchase plans will terminate at the effective time of the merger and the offering periods will be deemed to end on the last trading day.

Effect on Titan Warrants. At the effective time of the merger, each outstanding warrant to purchase Titan common stock will be exchanged for a warrant to acquire Lockheed Martin common stock. Each outstanding Titan warrant will be exercisable for (1) $11.00 in cash per share of Titan common stock plus (2) the number of shares of Lockheed Martin common stock equal to the product of 50% of the aggregate number of shares of Titan common stock which would have been exercisable as of the effective time of the merger multiplied by the exchange rate. The exercise price under the warrant will equal the exercise price as of the effective time of the merger divided by the exchange rate. The duration, vesting and other terms of the Titan warrants will remain unchanged following the effective time of the merger.

Redemption of Titan Preferred Stock

Under the merger agreement, Titan has agreed to use its reasonable best efforts to redeem all of its outstanding cumulative convertible preferred stock before the Titan special meeting. Concurrently with the mailing of this proxy statement/prospectus, Titan mailed a notice of redemption together with a copy of this proxy statement/prospectus to holders of Titan’s cumulative convertible preferred stock informing such holders of the redemption date and other terms of the redemption, as well as their rights to convert their cumulative convertible preferred shares into Titan common stock and elect the form of merger consideration they wish to receive upon completion of the merger. Titan’s redemption of its outstanding cumulative convertible preferred stock is a condition to Lockheed Martin’s obligation to complete the merger.

Consent Solicitation and Exchange Offer for Titan’s Outstanding 8% Senior Subordinated Notes

Under the merger agreement, Titan and Lockheed Martin have agreed to commence a consent solicitation and a new exchange offer with respect to Titan’s outstanding 8% senior subordinated notes due 2011. Titan has agreed to use commercially reasonable efforts to commence a consent solicitation to amend the indenture governing the 8% senior subordinates notes to:

•	provide that the merger does not require a change in control offer, as defined in the indenture, to be made to the holders of the notes;

•	eliminate most of the restrictive covenants and the reporting requirements contained in the indenture;

•	modify the event of default provisions; and

•	release the subsidiaries of Titan from their guarantees under the indenture.

In addition, if the requisite consents are received, the registration rights agreement relating to the 8% senior subordinated notes will terminate.

Lockheed Martin and Titan have also filed a joint registration statement on Form S-4 to exchange Titan’s 8% senior subordinated notes for fully registered notes with amended terms, and a full and unconditional guarantee of payment by Lockheed Martin. Lockheed Martin and Titan have agreed to cooperate with each other with respect to the consent solicitation of Titan’s 8% senior subordinated noteholders and the exchange offer.

Successful completion of the consent solicitation, which requires consent of holders of a majority of the aggregate principal amount of the 8% senior subordinated notes, is a condition to Lockheed Martin’s obligation to complete the merger.

Representations and Warranties

The merger agreement contains customary representations and warranties of Titan, Lockheed Martin and LMC Sub One that expire upon completion of the merger as to, among other things:

•	due organization, valid existence and good standing;

•	capitalization;

•	approval of the merger agreement and power and authorization to enter into the transactions contemplated by the merger agreement;

•	the binding effect of the merger agreement;

•	the governmental approvals required in connection with the closing of the transactions contemplated by the merger agreement;

•	the violations, conflicts or breaches of certain documents caused by the consummation of the transactions contemplated by the merger agreement;

•	the delivery and accuracy of filings with the SEC;

•	the maintenance of controls and procedures required under the Securities Exchange Act of 1934, as amended;

•	the absence of undisclosed liabilities;

•	the absence of certain material adverse changes or events since December 31, 2002;

•	pending or threatened litigation, actions and proceedings;

•	the tax treatment of the merger as a reorganization within the meaning of section 368(a) of the Internal Revenue Code;

•	the truth and accuracy of information supplied for inclusion or incorporation by reference in this proxy statement/prospectus;

•	the payment of advisors’ or similar fees; and

•	the receipt of financial advisor opinions.

In addition, the merger agreement contains representations and warranties by Titan that expire upon completion of the merger as to, among other things:

•	its subsidiaries;

•	the absence of any violation of law, and the possession of governmental permits, licenses and approvals;

•	compliance with Titan’s organizational documents and agreements;

•	the required vote of the holders of Titan common stock to adopt the merger agreement and approve the merger and the transactions contemplated by the merger agreement;

•	the absence of certain transactions or events since June 30, 2003;

•	tax matters and Titan’s compliance with relevant tax laws;

•	Titan’s employee benefit plans and matters relating to the Employee Retirement Income Security Act of 1974, as amended;

•	Titan’s compliance with labor matters;

•	the ownership and condition of Titan’s real estate;

•	Titan’s compliance with environmental matters;

•	matters relating to Titan’s material contracts;

•	the ownership and condition of Titan’s intellectual property;

•	the applicability to the merger of anti-takeover statutes or other similar provisions;

•	matters relating to Titan’s government contracts;

•	Titan’s compliance with the Foreign Corrupt Practices Act of 1977, as amended;

•	the inapplicability of Titan’s stockholder rights plan to the merger;

•	the absence of discussions relating to any acquisition proposal;

•	the absence of loans from Titan to its present and former officers, directors and employees; and

•	the full force and effect of Titan’s insurance policies.

In addition, the merger agreement contains representations and warranties by Lockheed Martin and LMC Sub One as to, among other things, the absence of any required vote of Lockheed Martin’s stockholders, Lockheed Martin having sufficient funds to pay the aggregate merger consideration as required by the merger agreement and other amounts contemplated by the merger agreement.

Covenants Under the Merger Agreement

Conduct of Titan Business. Titan has agreed in the merger agreement that, from September 15, 2003 until the effective time of the merger or earlier termination of the merger agreement, unless Lockheed Martin otherwise agrees in writing or unless otherwise disclosed in Titan’s disclosure schedules to the merger agreement, Titan will, and will cause its subsidiaries to:

•	conduct its business in the ordinary and usual course of business and consistent with past practice;

•	use commercially reasonable efforts to preserve intact its business organizations and goodwill, keep available the services of its present officers and key employees, preserve the goodwill and business relationships with customers, suppliers and others having business relationships with Titan and not engage in any action, directly or indirectly, with the intent to adversely impact the transactions contemplated by the merger agreement; and

•	use commercially reasonable efforts to maintain with financially responsible insurance companies insurance on its tangible assets and its business in amounts and against risks and losses as are consistent with past practice.

In addition, Titan has agreed that, subject to certain exceptions, neither it nor any of its subsidiaries may, without Lockheed Martin’s prior written agreement:

•	amend or propose to amend its certificate of incorporation or bylaws;

•	split, combine or reclassify its outstanding capital stock;

•	declare, set aside or pay any dividend or distribution payable in stock or property;

•	repurchase, redeem or otherwise acquire any of its outstanding shares of capital stock;

•	issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any shares of capital stock, any debt or equity securities convertible into, exchangeable for or exercisable for shares of capital stock, or rights to acquire capital stock, including options and warrants, or enter into any contract, agreement, arrangement or commitment with respect to the foregoing, except for issuances of Titan common stock pursuant to the exercise of rights or options outstanding as of September 15, 2003 under Titan’s stock option plans and warrants;

•	incur or become contingently liable with respect to any indebtedness;

•	redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock;

•	make any acquisition of assets or businesses or any other capital expenditures other than capital expenditures for fixed or capital assets in the ordinary course of business;

•	sell, pledge, dispose of or encumber any assets or businesses other than sales in the ordinary course of business;

•	loan, advance funds or make any investment in or capital contribution to any other person other than to any subsidiary;

•	enter into any contract, agreement, commitment or arrangement with respect to the five immediately foregoing items;

•	except as required by GAAP, revalue in any material respect any of its assets, including writing down the value of inventory or writing-off notes or accounts receivables, or change any method of accounting or accounting principles or practice;

•	except as required by law or as is consistent with past practice, make or change any tax election, change any tax accounting period, adopt or change any method of tax accounting, extend or waive any applicable statute of limitations with respect to taxes, file any amended tax return, enter into any closing agreement in respect of any tax claim, audit or assessment, or surrender any right to claim a tax refund, offset or other reduction in tax liability;

•	enter into any plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Titan or its subsidiaries;

•	alter, through merger, liquidation, reorganization, restructuring or any other fashion, the corporate structure or ownership of any of Titan’s subsidiaries;

•	enter into any sale, lease or license or suffer to exist any lien in respect of its assets, other than:

•	permitted liens,

•	liens securing intercompany indebtedness, sales or dispositions of property or inventory in the ordinary course of business consistent with past practice,

•	leases and licenses with a term of less than one year on property in the ordinary course, and

•	sales, leases or licenses with respect to immaterial assets;

•	grant any severance, retention or termination pay to, or amend any existing severance, retention or termination arrangement with, any current or former director, officer or employee of Titan or any of its subsidiaries;

•	increase or accelerate the payment or vesting of, benefits payable under any existing severance, retention or termination pay policies or employment agreements;

•	enter into or amend any employment, consulting, deferred compensation or other similar agreement with any director, officer, consultant or employee of Titan or any of its subsidiaries;

•	establish, adopt or amend (except as required by applicable law) any collective bargaining agreement, bonus, profit-sharing, thrift, pension, retirement, post-retirement medical or life insurance, retention, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any present or former director, officer or employee, or any beneficiaries thereof, of Titan or any of its subsidiaries;

•	increase the compensation, bonus or other benefits payable to any director, officer or employee of Titan or any of its subsidiaries, except for salary increases as a result of employee promotions in the ordinary course of business consistent with past practice or required by the terms of existing arrangements, policies or agreements set forth in the disclosure schedule to the merger agreement; or

•	enter into or authorize an agreement with respect to any of the foregoing actions, or commit to take any action to effect any of the foregoing actions.

Other Covenants. The merger agreement contains a number of mutual covenants of Titan and Lockheed Martin, including covenants relating to:

•	obtaining governmental approval relating to regulatory matters;

•	contesting and resisting any action, including any legislative, administrative or judicial action, and having vacated, lifted, reversed or overturned any decree, judgment, injunction or other order that restricts, prevents or prohibits that consummation of the merger, except that neither party is required to contest or appeal any order issued by a United States Court of Appeals;

•	obtaining all necessary third party consents to the merger;

•	preparing and filing this proxy statement/prospectus and the accuracy of the information in it;

•	the paying of expenses and fees incurred in connection with the merger agreement and the transactions contemplated by the merger agreement;

•	cooperating with respect to public statements concerning the transactions contemplated by the merger agreement;

•	furnishing notice to each other of the occurrence or failure to occur of any event that would cause the representations and warranties in the merger agreement to be untrue or inaccurate in any material respect or any material failure to comply with or satisfy any covenant, condition or agreement in the merger agreement;

•	supplementing the disclosure schedules attached to the merger agreement prior to the closing of the merger;

•	preserving the tax treatment of the merger as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and delivering certificates necessary to deliver certain tax opinions of counsel;

•	the adoption of resolutions of the boards of directors of Titan and Lockheed Martin relating to exemptions from liability under Rule 16b-3 under the Exchange Act; and

•	the filing of a joint registration statement on Form S-4 to effect an offer to exchange Titan’s 8% senior subordinated notes for fully registered notes with amended terms, and a full and unconditional guarantee of payment by Lockheed Martin.

The merger agreement also contains covenants requiring Titan to:

•	hold the special meeting unless the merger agreement is terminated;

•	recommend, through Titan’s board of directors, adoption of the merger agreement and approval of the merger;

•	provide Lockheed Martin and its representatives with reasonable access consistent with applicable laws to its personnel, properties, books, contracts, commitments and records prior to the effective time of the merger;

•	mail this proxy statement/prospectus to Titan stockholders;

•	promptly advise Lockheed Martin in writing of any change or the occurrence of any event which may have a material adverse effect on Titan;

•	use its reasonable best efforts to redeem all outstanding shares of preferred stock of Titan before the date of the special meeting;

•	keep Lockheed Martin informed of, and cooperate with Lockheed Martin in connection with, stockholder litigation or claims against Titan or its directors or officers relating to the merger;

•	use reasonable best efforts to cause each affiliate of Titan to deliver to Lockheed Martin an agreement relating to resales by such affiliates of Lockheed Martin common stock acquired in the merger; and

•	use commercially reasonable efforts to (1) commence a consent solicitation with respect to the holders of Titan’s 8% senior subordinated notes, and amend Titan’s indenture such that the merger does not require a change in control offer to be made to the noteholders, (2) amend the indenture to eliminate restrictive covenants contained in the indenture and to release the guarantors and (3) amend the registration rights agreement to eliminate any “registration default” caused by the merger and to provide for the termination of the registration rights agreement.

The merger agreement also contains covenants requiring Lockheed Martin to:

•	adopt procedures to expedite delivery of the merger consideration, and shares of Lockheed Martin common stock upon the exercise of Titan stock options;

•	if necessary to secure termination of the waiting period under the HSR Act and if requested by Titan, offer and agree to sell or otherwise dispose or hold separate assets of Lockheed Martin, its affiliates, or Titan that have nominal monetary and strategic value to Lockheed Martin;

•	assume and perform Titan’s employment-related obligations under its benefit plans, employment policies, collective bargaining agreements and applicable local, state and federal laws but not to continue such plan, policies or agreements beyond the time such plans, policies or agreements otherwise could be lawfully terminated or modified;

•	provide Titan’s employees and the employees of its subsidiaries with salary and employee benefit plans and programs on substantially the same basis as the same are provided to similarly situated employees of Lockheed Martin and its affiliates, if and to the extent that such plans and programs provide the kinds of benefits that Titan and its subsidiaries provided such employees as of September 15, 2003, or alternatively to continue one or more of Titan’s existing benefit plans;

•	maintain Titan’s policies governing special severance and retention payments to employees following a change in control transaction in effect as of September 15, 2003, for a period of three years from the effective time of the merger;

•	for a period of six years after the effective time of the merger, cause the surviving entity to indemnify and hold harmless directors and officers of Titan and its subsidiaries;

•	for a period of six years after the effective time of the merger, maintain, and cause the surviving entity to maintain, Titan’s directors’ and officers’ insurance and indemnification policy, or a substantially equivalent policy, for all present and former directors and officers of Titan and its subsidiaries;

•	for a period of six years after the effective time of the merger, cause the surviving entity to maintain the existing indemnification provisions in the surviving entity’s governing documents;

•	maintain Titan’s books, records and files that exist at the effective time of the merger in accordance with Lockheed Martin’s document retention policies;

•	use reasonable best efforts to cause the shares of Lockheed Martin common stock to be issued as merger consideration to be approved for listing on the New York Stock Exchange, subject to official notice of issuance;

•	file one or more registration statements on Form S-8 and prepare and deliver prospectuses related thereto covering shares of Lockheed Martin common stock issuable with respect to stock options assumed by Lockheed Martin in the merger; and

•	cooperate with Titan with respect to the consent solicitation of its 8% senior subordinated noteholders.

The merger agreement also contains the covenants that Titan will remain in control of its and its subsidiaries’ operations prior to the effective time of the merger.

No Solicitation by Titan. Titan has agreed, prior to the merger becoming effective, to certain limitations on its ability to take action with respect to other acquisition proposals. Notwithstanding these limitations, Titan may respond to certain superior proposals. Under the merger agreement:

•	the term “acquisition proposal” means any inquiry, proposal or offer, including any proposal or offer to Titan’s stockholders, that constitutes or would reasonably be expected to lead to, a proposal for any tender offer, merger, consolidation, recapitalization, reorganization, share exchange, business combination, liquidation, dissolution or similar transaction involving Titan or any of its subsidiaries and a third party, or any acquisition by a third party of any capital stock of Titan, other than upon the exercise of Titan’s stock options that were outstanding on the date of the merger agreement in accordance with their terms, or any business or assets of Titan or any of its subsidiaries, other than acquisitions of a business or assets in the ordinary course of business that constitute less than 5% of the net revenues, net operating income and assets of Titan and its subsidiaries, taken as a whole, or any combination of the foregoing, in a single transaction or a series of related transactions; and

•	the term “superior proposal” means an acquisition proposal with respect to all of the outstanding shares of capital stock of Titan or all or substantially all of the assets of Titan if, with respect to such actions, in the good faith judgment of Titan’s board of directors, taking into account, among other things, the likelihood of consummation and the other terms and conditions of such acquisition proposal and after receipt of advice from its financial advisors, such acquisition proposal is believed to be reasonably likely to result in a transaction more favorable to the holders of Titan common stock than the merger.

Except as set forth below, Titan, its subsidiaries and agents have agreed:

•	not to solicit, initiate or knowingly facilitate or encourage any acquisition proposal;

•	not to participate or engage in discussions or negotiations concerning an acquisition proposal, and Titan and its subsidiaries and all third parties were required to immediately cease and cause to be terminated any existing discussions or negotiations with any such third parties conducted before the date of the merger agreement with respect to any acquisition proposal, or furnish or disclose to any person any information with respect to or in furtherance of any acquisition proposal, or provide access to Titan’s and its subsidiaries’ properties, books and records or other information or data with respect to or in furtherance of any acquisition proposal;

•	not to grant any waiver or release under any confidentiality agreement, standstill agreement or similar agreement with respect to Titan or any of its subsidiaries; and

•	not to execute or enter into any agreement, understanding or arrangement with respect to any acquisition proposal, or approve or recommend or propose to approve or recommend any acquisition proposal or any agreement, understanding or arrangement relating to any acquisition proposal (or resolve or authorize or propose to agree to do any of the foregoing actions).

Titan or its board of directors may take and disclose to Titan’s stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) under the Exchange Act (or any similar communication required by applicable law) or make any legally required disclosure to stockholders with regard to any acquisition proposal.

If Titan receives an unsolicited bona fide proposal from a third party regarding a potentially superior proposal, Titan may furnish information pursuant to a confidentiality agreement in substantially the same form as the confidentiality agreement between Titan and Lockheed Martin and engage in negotiations and discussions with the third party. However, Titan may do so only if its board of directors determines in good faith and after receipt of (1) advice from its financial advisors that such acquisition proposal is reasonably likely to result in a transaction more favorable to the holders of Titan common stock than the merger and (2) advice from its outside legal counsel that such actions may be required by its fiduciary obligations under Delaware law.

Titan has agreed to provide written notice to Lockheed Martin within two business days of receipt if any acquisition proposal is received by, any information is requested from, or any discussions or negotiations are initiated or continued with Titan, its officers, directors, employees, agents or representatives, and to keep Lockheed Martin fully informed on a prompt basis of any material changes or additions to such proposal.

Prior to obtaining the approval of Titan stockholders with respect to the merger, Titan’s board of directors may terminate the merger agreement if (1) Titan provides at least five business days’ prior written notice to Lockheed Martin of its intention to terminate the merger agreement in the absence of any further action by Lockheed Martin, (2) during the five business day period, or longer if extended by the mutual agreement of Titan and Lockheed Martin, Titan agrees to negotiate in good faith with Lockheed Martin regarding such changes as Lockheed Martin may propose to the terms of the merger agreement, and (3) Titan’s board of directors has determined, after receipt of advice from its outside legal counsel and an independent financial advisor, that an acquisition proposal is a superior proposal taking into account any modifications to the terms of the merger agreement proposed by Lockheed Martin, and Titan’s board of directors determines in good faith that such actions are required by its fiduciary duties under Delaware law.

Conditions to the Merger

The parties’ obligations to complete the merger are subject to the following conditions:

•	adoption of the merger agreement and approval of the merger by the requisite vote of the Titan common stockholders;

•	expiration or termination of the waiting period applicable to the completion of the merger under the HSR Act and any other necessary foreign antitrust law or regulation imposing a mandatory waiting period;

•	no laws having been adopted or promulgated and no temporary restraining order or preliminary or permanent injunction of any United States court or United States or other governmental authority makes the merger illegal or otherwise prohibits completion of the merger;

•	receipt and effectiveness as of the closing date of the merger of all governmental waivers, consents, orders and approvals legally required for the completion of the merger and the transactions contemplated by the merger agreement, other than those, the failure of which to obtain would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Lockheed Martin;

•	this proxy statement/prospectus having been declared effective under the Securities Act and no stop order suspending the effectiveness of this proxy statement/prospectus being in effect and no proceedings for such purpose being pending before or threatened by the SEC; and

•	approval for listing on the New York Stock Exchange, subject to official notice of issuance, of the shares of Lockheed Martin common stock to be issued as merger consideration.

Lockheed Martin and LMC Sub One’s obligations to complete the merger are also subject to the following conditions:

•	Titan must have performed in all material respects its agreements contained in the merger agreement required to be performed on or prior to the closing date;

•	Titan’s representations and warranties contained in the merger agreement must be true and correct at the time made and at the closing date, with only those exceptions as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Titan and would not materially impair Titan’s ability to perform its obligations under the merger agreement;

•	delivery to Lockheed Martin of a certificate regarding certain agreements, representations and warranties;

•	delivery to Lockheed Martin by King & Spalding LLP (or other reasonably acceptable counsel, including Hogan & Hartson L.L.P.), of an opinion to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and such opinion not having been withdrawn as of the effective time of the merger;

•	there must not have occurred since the date of the merger agreement any change, effect, circumstance or event, individually or in the aggregate, that has had or is reasonably likely to have a material adverse effect, as defined below, with respect to Titan;

•	holders of more than 10% of Titan’s issued and outstanding shares of common stock must not have perfected their appraisal rights under Delaware law prior to the effective time of the merger;

•	redemption of Titan’s cumulative convertible preferred stock in accordance with the terms of the merger agreement; and

•	receipt of the consent of holders of a majority in aggregate principal amount of Titan’s 8% senior subordinated notes with respect to Titan’s consent solicitation to amend the indenture in order to eliminate restrictive covenants therein and release the guarantors thereunder, and to amend the registration rights agreement, and the effectiveness of such amendments.

Titan’s obligation to complete the merger is also subject to the following conditions:

•	Lockheed Martin and LMC Sub One must have performed in all material respects their agreements contained in the merger agreement required to be performed on or prior to the closing date;

•	Lockheed Martin and LMC Sub One representations and warranties contained in the merger agreement must be true and correct at the time made and at the closing date, with only those exceptions as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Lockheed Martin and would not materially impair Lockheed Martin’s ability to perform its obligations under the merger agreement;

•	delivery to Titan of a certificate regarding certain agreements, representations and warranties signed by an executive officer of Lockheed Martin and merger subsidiary; and

•	delivery to Titan by Hogan & Hartson L.L.P. (or other reasonably acceptable counsel, including King & Spalding LLP), of an opinion to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and such opinion not having been withdrawn as of the effective time of the merger.

Under the merger agreement, a “material adverse effect” means, with respect to any entity,

•	any adverse change, circumstance, fact, event or effect that, individually or in the aggregate with all other adverse changes, circumstances, facts, events and effects, is or is reasonably likely to be materially adverse to the business, condition, financial or otherwise, assets or results of operations of such entity and its subsidiaries taken as a whole, other than any change, circumstance, fact, event or effect relating to (1) the securities markets in general, (2) the economy in general, except if such entity is adversely affected in a materially disproportionate manner as compared to similarly situated entities, (3) the industries in which Lockheed Martin or Titan operate and not specifically relating to Lockheed Martin or Titan, including changes in legal, accounting or regulatory changes, or conditions, except if such entity is adversely affected in a materially disproportionate manner as compared to other comparable participants in such industries, or (4) the announcement of the merger and the performance of the obligations of the parties under the merger agreement, including any cancellations or delays in contract awards and any impact on relationships with customers, prime contractors, subcontractors or suppliers to the extent but only to the extent relating to the announcement of the merger or the performance of the obligations of the parties under the merger agreement, or

•	a material adverse effect on the ability of such entity to perform its obligations under the merger agreement. For purposes of this definition of material adverse effect, changes in the trading price of Lockheed Martin common stock or Titan common stock, as reported by the New York Stock Exchange, will not alone constitute a material adverse effect, whether occurring at any time or from time to time.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the closing date, whether before or after adoption of the merger agreement and approval of the merger by Titan stockholders, by mutual written consent of Titan and Lockheed Martin;

Additionally, either Lockheed Martin or Titan may terminate the merger agreement if:

•	the merger is not completed by March 31, 2004 (or May 31, 2004 if the parties are taking, contesting or resisting any matters relating to necessary government regulatory approvals) through no fault of the party seeking to terminate the merger;

•	the party seeking termination is not in material breach of the merger agreement and the other party has materially breached a representation, warranty, covenant or obligation of that party contained in the merger agreement and such breach is either not capable of being cured or, with respect to a covenant or agreement that is capable of being cured, has not been cured within 30 days of written notice of the breach;

•	Titan’s stockholders fail to adopt the merger agreement and approve the merger at the special meeting; or

•	the Titan board of directors provides written notice to Lockheed Martin that it has determined to accept a superior proposal.

Titan may terminate the merger agreement if Lockheed Martin does not agree to increase the exchange rate of Lockheed Martin common stock to the minimum extent necessary to permit the delivery of the opinions of Titan’s and Lockheed Martin’s respective counsel, to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Lockheed Martin may terminate the merger agreement if Titan’s board of directors withdraws, modifies, withholds or changes, in a manner adverse to Lockheed Martin, its approval or recommendation of the merger agreement or the merger, or approves, recommends or declares advisable an acquisition proposal or resolves or commits to do any of the foregoing, except that such right to terminate may be exercised on the earlier to occur of (1) public announcement by Titan of any of the foregoing or (2) 24 hours after Titan’s board of directors resolves or commits to do any of the foregoing.

Termination Fee

Titan must pay to Lockheed Martin a termination fee in an amount equal to $60 million, if the merger agreement is terminated:

•	by Lockheed Martin, if Titan’s board of directors withdraws, modifies, withholds or changes, in a manner adverse to Lockheed Martin, its approval or recommendation of the merger agreement or the merger, or approves, recommends or declares advisable an acquisition proposal or resolves or commits to do any of the foregoing;

•	by either Titan or Lockheed Martin, if Titan’s board of directors has provided written notice to Lockheed Martin that it has determined to accept a superior proposal; or

•	by either Titan or Lockheed Martin because (A) the merger has failed to receive the necessary vote of the Titan stockholders at a meeting called for approval of the merger, or (B) if the closing of the merger has not occurred on or before March 31, 2004, or, if Titan and Lockheed Martin are taking any action to obtain requisite approvals and authorizations for the merger under the HSR Act or other regulatory law, or are contesting or resisting any action, including any legislative, administrative or judicial action, to restrict, prevent or prohibit the merger, before May 31, 2004 and (x) at or prior to the termination an acquisition proposal has been commenced or publicly disclosed and (y) within 12 months after termination, Titan enters into a definitive agreement, other than a confidentiality agreement, relating to, or has consummated, an acquisition proposal.

If not paid by Titan when due, the termination fee will bear interest at JP Morgan Chase Bank’s prime rate plus 1% per annum. Titan will reimburse Lockheed Martin for its costs and expenses incurred solely in connection with any action to collect payment of the termination fee and interest thereon.

Amendment and Waiver

The merger agreement may not be amended except by action taken by the respective boards of directors of Lockheed Martin and Titan or their duly authorized committees. Any amendment must be in writing, signed on behalf of each of Titan, Lockheed Martin and LMC Sub One and in compliance with applicable law.

At any time prior to the effective time of the merger, Titan, Lockheed Martin and LMC Sub One may (1) extend the time for the performance of any of the obligations or other acts of the other party, (2) waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement, and (3) waive compliance with any of the agreements or conditions contained in the merger agreement. Any agreement by any party to the merger agreement to an extension or waiver will be valid if set forth in an instrument in writing signed on behalf of the party.

Assignment

The merger agreement may not be assigned by operation of law or otherwise, except that on or prior to the mailing of this proxy statement/prospectus, LMC Sub One may assign the merger agreement to a wholly-owned subsidiary of Lockheed Martin. Subsequent to the signing of the merger agreement, LMC Sub One assigned its interests under the merger agreement to LMC LLC One, which is also a wholly-owned subsidiary of Lockheed Martin.

COMPARISON OF RIGHTS OF LOCKHEED MARTIN AND TITAN STOCKHOLDERS

This section describes material differences between the rights of Titan common stockholders and the rights those stockholders will have as Lockheed Martin common stockholders following the merger. Lockheed Martin is incorporated under the laws of the State of Maryland, and the rights of Lockheed Martin stockholders are governed by the MGCL, Lockheed Martin’s charter and Lockheed Martin’s bylaws. Titan is incorporated under the laws of the State of Delaware, and the rights of Titan stockholders are governed by the DGCL, Titan’s certificate of incorporation, Titan’s bylaws and Titan’s stockholder rights agreement. As a result, once the merger is completed, whether by election or as a result of the allocation provisions of the merger agreement, Titan stockholders who receive Lockheed Martin common stock as merger consideration for Titan common stock will become stockholders of Lockheed Martin. As Lockheed Martin stockholders, their rights will be governed by the MGCL, Lockheed Martin’s charter and Lockheed Martin’s bylaws.

This summary is not an exhaustive list nor detailed comparison of the provisions discussed and is qualified in its entirety by reference to the MGCL, the DGCL and the governing corporate documents of Lockheed Martin and Titan. Titan stockholders who will become Lockheed Martin stockholders following the merger are encouraged to read the full text of Lockheed Martin’s charter and bylaws, which are set forth as exhibits to the registration statement of which this proxy statement/prospectus is a part. Copies of such governing corporate documents are available in the manner described in “Where You Can Find More Information.”

	Titan (Delaware)	Lockheed Martin (Maryland)
Authorized Capital Stock:

Titan’s certificate of incorporation authorizes the following classes of shares:

•      200,000,000 shares of common stock (par value $.01 per share), and

•      5,000,000 shares of preferred stock (par value $1.00 per share).

Of the 5,000,000 shares of preferred stock authorized, Titan’s board of directors has designated the following series of preferred stock:

•      1,000,000 shares as series A junior participating preferred stock, and

•      1,068,102 shares as cumulative convertible preferred stock.

Currently, no shares of series A junior participating preferred stock and 688,029 shares of cumulative convertible preferred stock are outstanding.

Lockheed Martin’s charter authorizes the following classes of shares:

•      1,500,000,000 shares of common stock (par value $1.00 per share),

•      50,000,000 shares of series preferred stock (par value $1.00 per share), and

•      20,000,000 shares of series A preferred stock (par value $1.00 per share).

Currently, no shares of series preferred stock or series A preferred stock are outstanding.

Dividends and Share Repurchases:	The DGCL generally permits a corporation to declare and pay dividends out of surplus or, if there is no surplus, out of the net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of	The MGCL generally permits a corporation to make a distribution, including dividends, redemptions or stock repurchases, unless prohibited by its charter or, if following the distribution, the corporation would not be able to pay its debts as they become

	Titan (Delaware)	Lockheed Martin (Maryland)

the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding common stock of all classes having a preference upon the distribution of assets.

Under the DGCL, a corporation also may purchase or, if so provided in the corporation’s certificate of incorporation, redeem shares of any class of its capital stock, but subject generally to there being no impairment of capital of the corporation and provided that, immediately following any redemption, the corporation generally must have outstanding shares of one or more classes or series of capital stock which have full voting rights.

During the time that any series of Titan preferred stock is outstanding (if provided by the terms of the series), Titan’s board of directors may not declare or pay dividends on Titan common stock, unless dividends on all outstanding shares of the relevant class or series of Titan preferred stock for the current and all past dividend periods have been declared and paid or provision made for payment.

due in the ordinary course of business or the corporation’s total assets would be less than the sum of its liabilities plus (unless the charter provides otherwise), senior liquidation preferences.

Under Lockheed Martin’s charter, holders of Lockheed Martin common stock are entitled to receive dividends and other distributions authorized by the board of directors, subject to the rights of holders of preferred stock. Holders of preferred stock are entitled to the dividends designated in the charter.

Preemptive Rights:	Under Titan’s certificate of incorporation, Titan common stockholders have no preemptive rights to subscribe to any unissued shares of any class of Titan stock or any security convertible into shares of any class of Titan stock.	Under Lockheed Martin’s charter, stockholders have no preemptive rights to subscribe to any unissued shares of any class of Lockheed Martin stock or any securities convertible into shares of any class of Lockheed Martin stock.

Number of Directors:

Under the DGCL, the board of directors of a Delaware corporation must consist of one or more members, with the number fixed by, or in the manner provided in, the certificate of incorporation or bylaws.

Currently, Titan has 11 directors, as fixed by its bylaws. The number of directors may be increased in the event

Under the MGCL, each Maryland corporation must have at least one director, with the number specified in or fixed in accordance with the charter or bylaws of the corporation. Corporations that have elected to be governed by the Maryland unsolicited takeover statute described below are subject to special rules regarding the size of the board of directors. See “Business

	Titan (Delaware)	Lockheed Martin (Maryland)
of certain specified arrearages in dividend payments on Titan’s cumulative convertible preferred stock or by resolution of Titan’s board of directors amending Titan’s bylaws. No decrease in the number of directors shall shorten the term of any incumbent director.

Combinations” and “Unsolicited Takeovers.”

Currently, Lockheed Martin has 14 directors. Lockheed Martin’s charter and bylaws provide that the number of directors shall not be less than 12 nor more than 24. The Lockheed Martin board of directors may increase or decrease the number of directors within these specified limits. No decrease in the number of directors shall shorten the term of any incumbent director.

Terms of Directors:	Each Titan director serves until the next annual stockholders’ meeting after his or her election and until a successor has been duly elected and qualified.

Each Lockheed Martin director serves until the next annual stockholders’ meeting after his or her election and until a successor has been duly elected and qualified.

Under the MGCL, corporations that have elected to be governed by the unsolicited takeover statute may establish a classified board of directors in certain circumstances. See “Business Combinations” and “Unsolicited Takeovers.”

Nomination of Directors:

Under Titan’s bylaws, subject to the rights of holders of Titan’s cumulative convertible preferred stock described below, Titan’s stockholders may nominate directors by following certain advance notice procedures set forth in Titan’s bylaws.

Holders of Titan’s cumulative convertible preferred stock are entitled to elect two directors to Titan’s board of directors in the event of a default in the payment of dividends on the cumulative convertible preferred stock. The size of Titan’s board in this event would be increased by two directors.

Under Lockheed Martin’s bylaws, Lockheed Martin stockholders may nominate directors by following the advance notice procedures set forth in Lockheed Martin’s bylaws.

Election of Directors and Cumulative Voting:

Under Titan’s bylaws, the director nominees receiving the greatest number of votes cast at a stockholders’ meeting at which a quorum is present are elected as directors.

The DGCL provides that the certificate of incorporation may provide for

Unless a corporation’s charter or bylaws provide otherwise, the MGCL provides that the nominees receiving the greatest number of all the votes cast at a stockholders’ meeting at which a quorum is present will be elected as directors. To elect directors, Lockheed Martin’s

	Titan (Delaware)	Lockheed Martin (Maryland)
	cumulative voting in the election of directors. Shares of Titan common stock are not entitled to any cumulative voting rights.	bylaws require the affirmative vote of a majority of the votes entitled to be cast at a meeting duly called and at which a quorum is present.

Under the MGCL, the charter may provide for cumulative voting in the election of directors. Lockheed Martin’s charter provides that if any person (other than Lockheed Martin, any of its subsidiaries and certain employee benefit plans) beneficially owns voting stock representing 40% or more of the votes entitled to be cast by all the holders of outstanding shares of voting stock, then:

• the directors of Lockheed Martin will be elected by cumulative voting, and

• one or more candidates may be nominated by certain disinterested directors or by any beneficial owner of voting stock having an aggregate market value of $250,000 or more.

Removal of Directors:

The DGCL provides that directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote on their election.

Subject to its certificate of incorporation, Titan’s bylaws provide that directors may be removed at any time, with or without cause, by the affirmative vote of the stockholders having a majority of the voting power of Titan. Under Titan’s certificate of incorporation, holders of Titan’s cumulative convertible preferred stock are entitled to elect two directors in the event of a default on dividend payments on such stock, and such directors may not be removed unless the vote or consent includes the holders of a majority of the outstanding shares of the cumulative convertible preferred stock.

Unless otherwise provided in the charter, the MGCL generally provides that the stockholders of a corporation may remove any director, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast generally for the election of directors. Unless otherwise provided in the charter, the MGCL imposes certain limitations on removal of directors without cause:

•      if the stockholders of any class or series are entitled separately to elect one or more directors, a director elected by a class or series may not be removed without cause except by the affirmative vote of a majority of all the votes of that class or series,

•      if a corporation has cumulative voting for the election of directors and less than the entire board is to be removed, a director may not be removed without cause if the votes cast against his removal would be

	Titan (Delaware)	Lockheed Martin (Maryland)

sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there is more than one class of directors, at an election of the class of directors of which he is a member, and

•      if the directors have been divided into classes, a director may not be removed without cause. Corporations that have elected to be governed by the unsolicited takeover statute are subject to special rules regarding removal of directors. See “Business Combinations” and “Unsolicited Takeovers.”

Under Lockheed Martin’s charter and bylaws, a director may be removed by the stockholders only for cause and only by the affirmative vote of at least 80% of the votes entitled to be cast in the election of directors. This provision precludes stockholders from removing incumbent directors and filling the vacancies created by such removal with their own nominees, except upon a substantial affirmative vote.

Vacancies on the Board of Directors:

Under the DGCL, unless the certificate of incorporation or bylaws provide otherwise, the board of directors may fill any vacancy on the board, including newly created directorships resulting from an increase in the number of directors.

Under Titan’s bylaws, a majority of the remaining directors, even if less than a quorum, may appoint a director or directors to fill a vacancy on the board, whether the vacancy occurs because of an increase in the number of directors or otherwise. However, if a vacancy is caused by removal, the successor must be elected by Titan stockholders at a special meeting called for that purpose. These bylaw provisions are subject to Titan’s certificate of incorporation which provides that holders of Titan’s

The MGCL provides that stockholders may elect a successor to fill a vacancy on the board of directors which results from the removal of a director. Unless the charter or bylaws provide otherwise, a majority of the remaining directors, whether or not sufficient to constitute a quorum, may fill a vacancy which results from removal for any cause except an increase in the number of directors, which requires the vote of a majority of the entire board of directors. Lockheed Martin’s charter and bylaws do not alter these provisions.

Corporations that have elected to be governed by the unsolicited takeover statute are subject to special rules regarding vacancies. See “Business Combinations” and “Unsolicited Takeovers.”

	Titan (Delaware)	Lockheed Martin (Maryland)
cumulative convertible preferred stock are entitled to elect two directors in the event of a default on dividend payments on such stock. In such case, the size of Titan’s board of directors would increase by two directors.

Amendment of Charter:

Under the DGCL, unless a greater vote is required by the certificate of incorporation, an amendment to the certificate of incorporation generally may be approved by a majority of the outstanding shares entitled to vote upon the proposed amendment following the adoption of a board resolution supporting such amendment.

Titan’s certificate of incorporation may be amended by a majority of the total shares outstanding and entitled to vote on the amendment. If any amendment would adversely affect the rights of any holders of a class or series of capital stock, or such holders are entitled to vote on the amendment, the vote of the holders of a majority of all outstanding shares of the class or series, voting as a class, is also necessary to authorize the amendment.

Under the MGCL, the charter may be amended by the affirmative vote of two-thirds of all the votes of stockholders entitled to be cast on the matter, or, in cases in which class voting is required, of stockholders holding two-thirds of the voting power of that class, unless a different number, not less than a majority, is specified in the charter.

Except as described below, Lockheed Martin’s charter provides that a majority vote of the outstanding shares entitled to vote is required to amend the charter:

•      to amend or repeal provisions regarding removal of directors and certain general powers of directors requires the affirmative vote of at least 80% of the votes entitled to be cast in the election of directors,

•      to amend provisions regarding business combinations requires certain supermajority votes as described below under “Business Combinations” and “Unsolicited Takeovers,” and

•      to amend provisions regarding prohibitions on repurchases of stock at a premium (greenmail) requires the affirmative vote of at least 80% of the votes entitled to be cast by the holders of outstanding shares of voting stock, voting together as a single class.

Amendment of Bylaws:	Under the DGCL, the power to amend the bylaws of a corporation is vested in the stockholders, but a corporation also may confer such power on the board of directors in its certificate of incorporation. Titan’s certificate of incorporation confers power to amend the bylaws on the board of directors.

The MGCL vests the power to alter and repeal the bylaws with the stockholders except to the extent the charter or bylaws vest such power with the corporation’s board of directors.

Lockheed Martin’s charter grants the board of directors the power to make

	Titan (Delaware)	Lockheed Martin (Maryland)
	Titan’s bylaws provide that a majority of Titan’s directors or Titan’s stockholders may amend or repeal the bylaws. Any bylaws made or altered by the stockholders may be altered by the board or may be altered or repealed by Titan’s stockholders.	and adopt, or to amend, rescind, alter or repeal, any of the bylaws at any regular or special meeting of the board or by unanimous written consent, and the bylaws grant the board the exclusive power to take such actions.

Advance Notice Provisions for Stockholder Proposals:

Under Titan’s bylaws, notice of stockholder proposals must be delivered to Titan not later than the 60th day nor earlier than the 90th day before the first anniversary of the preceding year’s annual meeting. However, if the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding year’s annual meeting, the notice must be delivered not earlier than the 90th day nor later than the 60th day before the annual meeting, or the 10th day following the date on which Titan first publicly announces the annual meeting date. For each matter, the notice must include:

•      a brief description of the business desired to be brought before the meeting and the reasons for conducting that business at the annual meeting,

•      the name, age and business and residential addresses, as they appear on Titan’s records, of the stockholders proposing such business,

•      the class and number of Titan’s capital stock which are beneficially owned by the stockholder, and

•      any material interest of the stockholder in the proposed business.

Under the MCGL, the charter or bylaws may require any stockholder submitting a proposal for consideration at a stockholders’ meeting to provide advance notice of the proposal to the corporation of not more than 90 days before the date of the meeting, or, in the case of an annual meeting, 90 days before the first anniversary of the preceding year’s annual meeting or the mailing date of the notice of the preceding year’s annual meeting. The charter or bylaws may specify another time.

Lockheed Martin’s bylaws generally require advance notice of any stockholder proposal to the corporation at least 90 days and not more than 120 days prior to the first anniversary of the proxy mailing date from the preceding year’s annual meeting. However, if the mailing date is advanced or delayed by more than 30 days from the anniversary date for the preceding year’s annual meeting, notice is required no earlier than 120 days and no later than 90 days prior to the mailing date, or 10 days following public announcement of the meeting date. The notice must be delivered in accordance with the bylaws.

Stockholder Rights Agreements:	Titan is a party to a stockholder rights agreement with American Stock Transfer and Trust Company, as rights agent. Among other things, the Titan rights agreement provides that when specified events occur, holders of Titan common stock will be entitled to purchase from Titan a number of shares	Lockheed Martin does not have a stockholder rights agreement.

	Titan (Delaware)	Lockheed Martin (Maryland)
of Titan common stock equal to two times the exercise price of the right, which is initially $42 but is subject to adjustment. For example, if the Titan common stock had a current market value of $21, a Titan stockholder would be entitled to purchase four shares of Titan common stock for $42. Under the Titan rights agreement, the rights are triggered by the earlier to occur of:

•      subject to certain exceptions, the tenth day following a public announcement by Titan that an “acquiring person,” which in general includes a person or “group” of affiliated or associated persons, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of Titan’s outstanding common stock, or

•      the 10th day following the commencement, or the first public announcement by any person or group of an intention to commence, a tender offer or exchange offer that would result in beneficial ownership by a person or group of 15% or more of Titan’s outstanding common stock.

The rights would cause substantial dilution to a person or group that attempts to acquire Titan on terms not approved by its board of directors.

Special Meetings of Stockholders:	Under Titan’s bylaws, special meetings of stockholders may be called by Titan’s board of directors, the chairman or the President pursuant to certain notice provisions. Titan stockholders have no right to request or call a special meeting of stockholders. However, under the advance notice provisions in the bylaws, Titan stockholders may nominate directors for election at a special meeting called by Titan for the purpose of electing directors.	Lockheed Martin’s bylaws provide that special meetings of stockholders may be called only by the chairman of the board, the chief executive officer, the board of directors, the executive committee or the secretary (upon written request of the holders of a majority of shares entitled to vote). At a special meeting of stockholders, the only business that may be conducted is the business specified in the meeting notice.

	Titan (Delaware)	Lockheed Martin (Maryland)
Notice of Stockholders’ Meetings:

Under the DGCL, written notice of any stockholders’ meeting must be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting.

Under Titan’s bylaws, written notice of each stockholders’ meeting, whether annual or special, must be given to each stockholder of record entitled to vote at such meeting not less than 10 days nor more than 50 days before the date of the meeting.

The MCGL requires the secretary to give written notice to each stockholder entitled to vote at the meeting, and each other stockholder entitled by applicable law to notice of the meeting. The notice must state the place, date and time of the meeting and, if a special meeting, the purpose or purposes for which the meeting is to be held, not less than 10 nor more than 90 days before each stockholder meeting. Stockholder meetings may be held at any place, as provided in the bylaws.

Lockheed Martin’s bylaws require the secretary to give notice of a stockholders’ meeting not less than 30 nor more than 90 days before the meeting.

Voting Rights:	Subject to the voting rights of holders of Titan’s cumulative convertible preferred stock, each share of Titan common stock is entitled to one vote on each matter submitted to stockholders. Each holder of Titan’s cumulative convertible preferred stock is entitled to one-third vote per share of such stock. Holders of common stock and cumulative convertible preferred stock generally vote as a single class.	Under Lockheed Martin’s charter, common stockholders are entitled to one vote per share on each matter submitted to stockholders. Except as otherwise provided by law and subject to the rights of preferred stockholders, common stockholders possess all voting power. Matters submitted to stockholders for a vote generally require the affirmative approval of a majority of the outstanding shares of common stock.

Stockholder Action by Written Consent in lieu of a Meeting:

Unless prohibited by the certificate of incorporation, the DGCL provides that stockholders may take action by written consent in lieu of a stockholders’ meeting if signed by the holders of outstanding stock having not less than the minimum number of votes that would have been required to approve such action.

Titan’s certificate of incorporation does not prohibit such action. Under Titan’s bylaws, stockholder action may be taken by written consent in lieu of a meeting if stockholders comply with advance notice and other procedural requirements.

Under the MGCL, common stockholders may act without a meeting if a written consent which describes the action is signed by all stockholders entitled to vote on the matter and is filed with the meeting records. Unless the charter provides otherwise, the holders of any other class of stock that is entitled to vote in the election of directors may act by the written consent of the holders of the shares necessary to approve the action if the corporation gives notice to all stockholders within 10 days after the effective date of the action. Lockheed Martin’s charter does not prohibit such action.

	Titan (Delaware)	Lockheed Martin (Maryland)
Business Combinations:

Titan is subject to Section 203 of the DGCL, which generally prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the time that the stockholder became an interested stockholder unless:

•      before that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder,

•      upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

•      at or after that time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines “business combination” as:

•      any merger or consolidation of the corporation with the interested stockholder,

•      any sale, lease, exchange, mortgage, pledge, transfer or other disposition

Under the MGCL, some business combinations, including a merger, consolidation, share exchange or, in some circumstances, an asset transfer or issuance or reclassification of equity securities, are prohibited for a period of time and require an extraordinary vote. These transactions include those between a Maryland corporation and the following persons (a “Related Person”):

•      an interested stockholder, which is defined as any person (other than a subsidiary) who beneficially owns 10% or more of the corporation’s voting stock, or who is an affiliate or an associate of the corporation who, at any time within a two-year period prior to the transaction, was the beneficial owner of 10% or more of the voting power of the corporation’s voting stock, or

•      an affiliate of an interested stockholder.

A person is not an interested stockholder if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. The board of directors of a Maryland corporation also may exempt a person from these business combination restrictions prior to the time the person becomes a Related Person and may provide that its exemption is subject to compliance with any terms and conditions determined by the board of directors.

A Maryland corporation may elect not to be governed by these provisions by having its board of directors exempt various Related Persons, by including a provision in its charter expressly electing not to be governed by the applicable provision of Maryland law or by amending its existing charter with the approval of at least 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and two-thirds of the votes

	Titan (Delaware)	Lockheed Martin (Maryland)

of 10% or more of the assets of the corporation involving the interested stockholder,

•     subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder,

•     any transaction involving the corporation that increases the proportionate share of the stock of any class or series of the corporation owned by the interested stockholder, or

•     any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Generally, Section 203 defines an “interested stockholder” as any entity or person owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by that entity or person.

Titan’s certificate of incorporation and bylaws do not have supermajority or other special voting requirements for business combinations or other transactions.

entitled to be cast by holders of shares other than those held by any Related Person. Lockheed Martin’s charter does not include any provision opting out of these statutory business combination provisions.

In addition to these statutory provisions, Lockheed Martin’s charter includes a separate provision requiring that any business combination involving a Related Person (as defined in Lockheed Martin’s charter) must be approved by at least:

•     80% of the outstanding shares of voting stock, and

•     67% of the outstanding shares of voting stock not owned by the Related Person.

This provision does not apply to a business combination approved by a two-thirds vote of the directors in office prior to the time a Related Person becomes a Related Person (and certain other directors designated from time to time as “Continuing Directors”) or if the consideration received by the stockholders other than the Related Person is not less than the highest price per share paid by the Related Person, and a proxy statement complying with the regulations of the Exchange Act shall have been sent to all stockholders in connection with the transaction. Under Lockheed Martin’s charter, this provision may be amended only by the same two supermajority votes required for approval of a business combination

(unless such amendment is recommended by two-thirds of the Continuing Directors).

Unsolicited Takeovers:	The DGCL does not have a similar statute.	The MGCL provides that a Maryland corporation which is subject to the Exchange Act and has at least three outside directors (who are not affiliated with an acquiror of the company) under certain circumstances may elect by resolution of the board of directors or by amendment of its charter or bylaws to

Titan (Delaware)	Lockheed Martin (Maryland)
be subject to statutory corporate governance provisions that may be inconsistent with the corporation’s charter and bylaws. Under these provisions, a board of directors may divide itself into three separate classes without the vote of stockholders such that only one-third of the directors are elected each year. A board of directors classified in this manner cannot be altered by amendment to the charter of the corporation. Further, the board of directors may, by electing to be covered by the applicable statutory provisions and notwithstanding the corporation’s charter or bylaws:

•     provide that a special meeting of stockholders will be called only at the request of stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting,

•     reserve for itself the right to fix the number of directors,

•     provide that a director may be removed only by the vote of at least two-thirds of the votes entitled to be cast generally in the election of directors, and

•     retain for itself sole authority to fill vacancies created by an increase in the size of the board or the death, removal or resignation of a director.

In addition, a director elected to fill a vacancy under these provisions serves for the balance of the unexpired term instead of until the next annual meeting of stockholders. A board of directors may implement all or any of these provisions without amending the charter or bylaws and without stockholder approval. Although a corporation may be prohibited by its charter or by resolution of its board of directors from electing any of the provisions of the statute, Lockheed Martin has not adopted such a prohibition. If the board chose to implement these provisions, it

	Titan (Delaware)	Lockheed Martin (Maryland)
could discourage offers to acquire Lockheed Martin stock and could increase the difficulty of completing an offer to acquire Lockheed Martin stock.

Control Share Acquisitions:	Delaware does not have a control share acquisition statute.	The MGCL prevents, subject to certain exceptions, an acquiror who acquires sufficient shares to exercise specified percentages of voting power of a corporation from having any voting rights except to the extent approved by two-thirds of the votes entitled to be cast on the matter not including shares of stock owned by the acquiring person, any directors who are employees of the corporation and any officers of the corporation. These provisions are referred to as the “control share acquisition statute.”

The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted prior to the acquisition by a provision contained in the corporation’s charter or bylaws.

Lockheed Martin’s bylaws exempt Lockheed Martin from the restrictions of the control share acquisition statute, but this provision could be amended or rescinded either before or after a person acquired control shares by a majority of Lockheed Martin’s directors.

Anti-Greenmail/ Prohibition on Stock Repurchases at a Premium and Certain Transactions with Interested Stockholders:	Titan’s certificate of incorporation does not contain prohibitions on payment of greenmail.	Lockheed Martin’s charter requires that the following transactions with an Interested Stockholder (as defined in Lockheed Martin’s charter to include any person who is the beneficial owner of 5% or more of outstanding shares of voting stock) first be approved by the affirmative vote of holders of a majority of outstanding shares of voting stock not owned by the Interested Stockholder:

• any purchase of shares of voting stock by Lockheed Martin from an Interested Stockholder where the

Titan (Delaware)	Lockheed Martin (Maryland)

shares were beneficially owned for less than two years, other than pursuant to an offer to holders of all the outstanding shares of the same class, at a price in excess of the market price of the stock,

• any merger or consolidation of Lockheed Martin or any of its subsidiaries with an Interested Stockholder or an affiliate of an Interested Stockholder,

•      any sale, lease, exchange, mortgage, pledge, transfer or other disposition to an Interested Stockholder or an affiliate of an Interested Stockholder of assets of Lockheed Martin or any of its subsidiaries having an aggregate fair market value of $10,000,000 or more,

•      the issuance or transfer by Lockheed Martin or any of its subsidiaries of any capital stock of Lockheed Martin or any subsidiary having an aggregate fair market value of $10,000,000 or more to an Interested Stockholder or an affiliate of an Interested Stockholder,

• the adoption of any plan for the liquidation or dissolution of Lockheed Martin proposed by or on behalf of an Interested Stockholder or an affiliate of an Interested Stockholder or

•      any reclassification of securities or other transaction with the effect of increasing the proportionate share of outstanding equity or convertible securities of Lockheed Martin or any of its subsidiaries owned by an Interested Stockholder or an affiliate of an Interested Stockholder.

	Titan (Delaware)	Lockheed Martin (Maryland)
Indemnification:

Under the DGCL, subject to certain limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, through, among other things, a majority vote of directors who were not parties to the suit or proceeding even though less than a quorum, if the person:

•      acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests, provided that the termination of any action or suit by judgment, order, settlement, conviction or on a plea of nolo contendere does not create a presumption by itself that the individual did not act in good faith, and

•      in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

To the extent a director or officer is successful in the defense of the action, suit or proceeding, the DGCL requires the corporation to indemnify such individual for reasonable and actual expenses incurred. No indemnification of a director, officer, employee or agent of the corporation is permitted without judicial approval for actions brought by or in the right of the corporation if such person is adjudged to be liable to the corporation.

Under Titan’s bylaws, Titan will indemnify its officers, directors, employees and agents to the fullest extent permitted by law and limit the

The MGCL authorizes Maryland corporations to limit the liability of directors and officers to the corporation or its stockholders for money damages, except:

•      to the extent that it is proved that the person actually received an improper benefit,

•      to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding that the person’s action or failure to act was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding, or

•      in respect of certain other actions.

Unless limited by a corporation’s charter, indemnification is mandatory if a director or an officer has been successful on the merits or otherwise in the defense of any proceeding by reason of his or her service as a director, unless such indemnification is not otherwise permitted as described in the following sentence. Indemnification is permissive unless it is established that:

•      the act or omission of the director was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty,

•      the director actually received an improper personal benefit in money, property or services or

•      in the case of any criminal proceeding, the director had reasonable cause to believe his or her act or omission was unlawful.

In addition to the foregoing, a court may under certain circumstances order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or officer has met the standards of conduct set forth in

	Titan (Delaware)	Lockheed Martin (Maryland)

personal liability of directors for monetary damages to the fullest extent permitted by the DGCL, including any statutory amendments. This provision prohibits Titan and its stockholders from recovering monetary damages against a director for breach of fiduciary duties, other than with respect to:

•      breaches of the director’s duty of loyalty to the corporation or its stockholders;

•      acts or omissions not in good faith involving intentional misconduct or knowing violations of the law;

•      the payment of unlawful dividends or unlawful stock repurchases or redemptions; or

•      any transaction in which the director received an improper personal benefit.

the preceding sentence or has been adjudged liable on the basis that a personal benefit was improperly received in a proceeding charging improper personal benefit to the director or officer. However, if the proceeding was an action by or in the right of the corporation or involved a determination that the director or officer received an improper personal benefit, no indemnification may be made if the individual is adjudged liable to the corporation, except to the extent of expenses approved by a court of competent jurisdiction.

Lockheed Martin’s charter provides for the limitation of the liability of directors and officers to the fullest extent permitted by the MGCL and authorizes Lockheed Martin to adopt bylaws or resolutions to provide for the indemnification of directors and officers. Lockheed Martin’s bylaws provide for the indemnification of directors and officers to the fullest extent permitted by the MGCL.

Dissenters’ Appraisal Rights:

Under the DGCL, stockholders have appraisal rights in connection with mergers and consolidations, provided the stockholder complies with certain procedural requirements of the DGCL. However, this right to demand appraisal does not apply to stockholders if:

•      they are stockholders of the surviving corporation and a vote of the stockholders of such corporation is not necessary to authorize the merger or consolidation, or

•      the shares held by the stockholders are of a class or series listed on a national securities exchange, designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers or are held of record by more than 2,000 stockholders, in each case on the record date set to determine the stockholders entitled to vote on the merger or consolidation.

Under the MGCL, stockholders have the right to demand and to receive payment of the fair value of their stock in the event of

•      a merger or consolidation,

•      a share exchange,

•      a transfer of assets in a manner requiring stockholder approval,

•      an amendment to the charter altering contract rights of outstanding stock, and substantially adversely affecting the stockholders’ rights (unless the right to do so is reserved in the charter), or

•      certain business combinations with interested stockholders which are subject to or exempted from the Maryland business combination statute (as discussed above) and in connection with the approval of voting rights of certain stockholders under the Maryland control share acquisition statute.

Titan (Delaware)	Lockheed Martin (Maryland)

Notwithstanding the above, appraisal rights are available for the shares of any class or series of stock if the holders are required by the terms of an agreement of merger or consolidation to accept for their stock anything except:

•      shares of stock of the corporation surviving or resulting from the merger or consolidation,

•      shares of stock of any other corporation which at the effective date of the merger or consolidation will be listed on a national securities exchange, designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers or held of record by more than 2,000 stockholders,

•      cash in lieu of fractional shares of the corporations described in either of the above, or

•      any combination of the shares of stock and cash in lieu of fractional shares described in any of the three above.

A Delaware corporation may provide in its certificate of incorporation that appraisal rights shall be available for the shares of any class or series of its stock as the result of an amendment to its certificate of incorporation, any merger or consolidation to which the corporation is a party, or the sale of all or substantially all of the assets of the corporation.

Titan’s certificate of incorporation and bylaws do not provide for appraisal rights other than those rights designated by the DGCL.

Except with respect to certain business combinations and in connection with appraisal and dissenters’ rights existing as a result of the Maryland control share statute, the right to demand and receive payment of fair value does not apply to

•      stock listed on a national securities exchange or a national market system security designated on an interdealer quotation system by the National Association of Securities Dealers, Inc., or designated for trading on the NASDAQ Small Cap Market,

•      stock of the successor in a merger (unless the merger alters the contract rights of the stock or converts the stock in whole or in part into something other than stock of the successor, cash or other interests),

•      stock that is not entitled to be voted on the transaction or the stockholder did not own the shares of stock on the record date for determining stockholders entitled to vote on the transaction,

•      stock as to which the charter provides that the holders are not entitled to exercise the rights of an objecting stockholder, or

•      stock of an open-end investment company registered with the SEC under the Investment Company Act of 1940 and the stock is valued in the transaction at its net asset value.

Except in the case of appraisal and dissenters’ rights existing as a result of the Maryland control share acquisition statute, these rights are available only when the stockholder files with the corporation a timely, written objection to the transaction, and does not vote in favor of the transaction. In addition, the stockholder must make a demand on the successor corporation for payment of the stock within 20 days of the acceptance of articles by the Maryland State Department of Assessments and Taxation.

DESCRIPTION OF LOCKHEED MARTIN’S CAPITAL STOCK

The following description of Lockheed Martin’s capital stock is a summary only and is qualified in its entirety by reference to the MGCL and Lockheed Martin’s charter and bylaws, which are incorporated by reference in this proxy statement/prospectus. Titan stockholders who will become Lockheed Martin stockholders following the merger are encouraged to read the full text of Lockheed Martin’s charter and bylaws, which are set forth as exhibits to the registration statement of which this proxy statement/prospectus is a part. Copies of such governing corporate documents are available in the manner described in “Where You Can Find More Information.”

Authorized Capital Stock

Under Lockheed Martin’s charter, the total number of shares of all classes of stock that Lockheed Martin has authority to issue is 1,570,000,000 shares, of which 1,500,000,000 are shares of common stock, par value $1.00 per share, 20,000,000 are shares of series A preferred stock, par value $1.00 per share, and 50,000,000 are shares of series preferred stock, par value $1.00 per share.

Common Stock

The holders of Lockheed Martin common stock have no preferences, conversion or exchange rights. Holders of Lockheed Martin common stock are entitled to receive such dividends as may from time to time be declared by Lockheed Martin’s board of directors and to share ratably in the assets of Lockheed Martin legally available for distribution to holders of common stock in the event of Lockheed Martin’s liquidation, dissolution or winding-up. If in the future shares of any series of Lockheed Martin preferred stock are outstanding, depending on the terms of these shares Lockheed Martin may not be able to pay any dividend or make any distribution of assets on shares of Lockheed Martin common stock until cumulative dividends on the preferred stock then outstanding with dividend or distribution rights senior to Lockheed Martin common stock have been paid.

The holders of Lockheed Martin common stock are entitled to one vote per share on all matters voted on generally by the stockholders, including the election of directors, and, except as otherwise required by law or except as provided with respect to any outstanding shares of any series of Lockheed Martin preferred stock, the holders of Lockheed Martin common stock possess all voting power. Under Lockheed Martin’s charter, matters submitted to its stockholders for a vote generally require the affirmative approval of holders of a majority of the outstanding shares of common stock. Except in certain instances described under “Comparison of Rights of Lockheed Martin and Titan Stockholders,” Lockheed Martin’s charter does not provide for cumulative voting for the election of directors, meaning that the holders of a majority of the shares voting for the election of directors can elect all of the directors standing for election.

The principal transfer agent and registrar for Lockheed Martin’s common stock is EquiServe Trust Company, N.A.

Preferred Stock

Lockheed Martin’s charter includes extensive provisions governing the rights and preferences of holders of shares of Lockheed Martin’s series A preferred stock. These shares originally were issued to the holders of shares of series A preferred stock of Martin Marietta Corporation in connection with the merger of Martin Marietta Corporation and Lockheed Corporation in March 1995, and subsequently were repurchased by Lockheed Martin. While no shares of Lockheed Martin series A preferred stock are currently issued and outstanding and its board of directors has no present intent to issue shares of series A preferred stock, in the event such shares were issued, the rights of holders of Lockheed Martin common stock could be adversely affected. For an explanation of the rights of holders of series A preferred stock, you may request a copy of Lockheed Martin’s charter by contacting Lockheed Martin as provided under the caption “Where You Can Find More Information.”

In addition to the series A preferred stock, Lockheed Martin’s board of directors has the authority under MGCL and Lockheed Martin’s charter, without stockholder approval, to issue shares of preferred stock in one or more series or classes and to fix for each such series or class the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption.

As of the date hereof, no shares of series A preferred stock or any other series of preferred stock are outstanding and Lockheed Martin’s board has no present intent to issue any shares of series A preferred stock or any other series of preferred stock.

Preemptive Rights

No holder of any shares of any class of stock of Lockheed Martin has any preemptive or preferential right to acquire or subscribe for any unissued shares of any class of stock or any authorized securities convertible into or carrying any right, option or warrant to subscribe for or acquire shares of any class of stock.

Anti-takeover Protections

Lockheed Martin’s charter and bylaws, as well as the provisions of the MGCL, contain provisions that may have the effect of delaying, deferring or preventing a change in control of Lockheed Martin. These provisions are summarized under “Comparison of Rights of Lockheed Martin and Titan Stockholders” in this proxy statement/prospectus.

STOCK EXCHANGE LISTING

It is a condition to the merger that the shares of Lockheed Martin common stock issuable as a result of the merger be approved for listing on the New York Stock Exchange. If the merger is completed, Titan common stock will cease to be quoted on the New York Stock Exchange.

ADOPTION OF ADJOURNMENT PROPOSAL

Description and Effect of Adjournment Proposal

Titan’s board of directors also is soliciting proxies to authorize Titan to adjourn the special meeting on one or more occasions, if necessary, (a) to solicit additional proxies if there are not sufficient votes at the time of the special meeting to adopt the merger agreement and approve the merger, (b) to allow additional time for the parties to satisfy other closing conditions to the merger, or (c) to calculate and announce the exchange rate before the vote on the merger. A vote for the adjournment proposal is a vote to grant Titan the authority to adjourn the special meeting, if necessary, under the circumstances described above. An adjournment of the special meeting may allow the merger agreement and the merger to be approved when they otherwise would have been defeated. In light of this significant effect, Titan’s board of directors has concluded that its stockholders should vote on granting Titan the authority to adjourn the special meeting.

Required Vote

The affirmative vote of holders of a majority of the shares of Titan common stock present or represented by proxy at the special meeting is required to approve the adjournment proposal. Approval of the adjournment proposal is not a condition to the adoption of the merger agreement or approval of the merger.

Recommendation of Titan Board of Directors

Titan’s board of directors recommends that Titan stockholders vote FOR the adjournment proposal.

EXPERTS

The consolidated financial statements of Lockheed Martin appearing in Lockheed Martin’s Annual Report (Form 10-K) for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements and schedule of Titan as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference in this proxy statement/prospectus in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2002 financial statements refers to a change in the method of accounting for goodwill.

The consolidated financial statements of Jaycor, Inc. at January 31, 2002 and 2001 and for the years then ended appearing in a Current Report (Form 8-K) dated March 26, 2002 of Titan, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

King & Spalding LLP, counsel to Lockheed Martin, will issue an opinion about the legality of the Lockheed Martin common stock offered by this proxy statement/prospectus. In addition, King & Spalding LLP, counsel to Lockheed Martin, and Hogan & Hartson L.L.P. counsel to Titan, will each deliver an opinion concerning the federal income tax consequences of the merger.

STOCKHOLDER PROPOSALS

Titan will hold an annual meeting of its stockholders in 2004 only if the merger is not completed. If Titan’s 2004 annual meeting is to be held, in order to be considered for inclusion in Titan’s proxy statement for the annual meeting, stockholder proposals must be received at Titan’s principal executive offices, 3033 Science Park Road, San Diego, California 92121, Attention: Secretary, no later than December 17, 2003 and otherwise comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

With respect to any stockholder proposal or director nomination which the stockholder has not previously sought to include in Titan’s proxy statement, notice of the same must be provided in writing to the secretary of Titan at the above address no later than March 17, 2004 and no earlier than February 15, 2004 or management’s proxies will be allowed, pursuant to Rules 14a-4 and 14a-5(e) under the Securities Exchange Act of 1934, to use their discretionary authority with respect to such proposals when raised at Titan’s 2004 annual meeting.

SPECIAL NOTE CONCERNING FORWARD LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides safe harbor provisions for forward-looking information. Forward-looking information is based on projections and estimates, not historical information. Some statements in this proxy statement/prospectus and the documents incorporated by reference herein are forward-looking and use words like “may,” “believe,” “expect,” “plan,” “anticipate,” “estimate” and other expressions. Lockheed Martin and Titan also may provide oral or written forward-looking information in other materials released by Lockheed Martin and Titan to the public.

These forward-looking statements involve risks and uncertainties and reflect the best judgment of Lockheed Martin and Titan based on then current information. The financial condition and results of operations of Lockheed Martin and Titan can be affected by inaccurate assumptions they make or by known or unknown risks and uncertainties. In addition, other factors may affect the accuracy of the forward-looking information, including the following:

•	anticipated cost savings from the proposed acquisition may not be fully realized or realized within the expected time frame;

•	operating results following the proposed acquisition may be lower than expected;

•	competitive pressure among companies in our industries may increase significantly;

•	costs or difficulties related to the integration of the businesses of Lockheed Martin and Titan may be greater than expected;

•	general economic conditions, whether nationally or in the specific sectors in which Lockheed Martin and Titan conduct business, may be less favorable than expected;

•	legislation or regulatory changes may adversely affect the businesses of Lockheed Martin and Titan; or

•	adverse changes may occur in the securities markets generally.

As a result, no forward-looking information can be guaranteed. Actual events and the results of operations may vary materially. While it is not possible to identify all factors, Lockheed Martin and Titan continue to face many risks and uncertainties that could cause actual results to differ from our forward-looking statements, including the risks described in “Risk Factors” and in the documents filed by Lockheed Martin and Titan with the SEC. See “Where You Can Find More Information.”

Lockheed Martin and Titan do not assume any responsibility to publicly update any of the forward-looking statements regardless of whether factors change as a result of new information, future events or for any other reason. You should review any additional disclosures made by Lockheed Martin and Titan in their press releases and Forms 10-K, 10-Q and 8-K filed with the SEC.

ANNEX A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

LOCKHEED MARTIN CORPORATION,

LMC SUB ONE, INC.

AND

THE TITAN CORPORATION

September 15, 2003

A-i

A-ii

A-iii

9.8	Parties In Interest	A-41

9.9	Severability	A-41

9.10	Waiver of Trial by Jury	A-41

9.11	Acquiror Guarantee	A-41

A-iv

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of September 15, 2003 (“Agreement”), is by and among Lockheed Martin Corporation, a Maryland corporation (“Acquiror”), LMC Sub One, Inc., a Delaware corporation and a wholly owned subsidiary of Acquiror (“Acquisition Sub”), and The Titan Corporation, a Delaware corporation (“Company”).

W I T N E S S E T H:

WHEREAS, the Board of Directors of Company has (i) unanimously determined that this Agreement, the Merger and the transactions contemplated hereby are fair to, and in the best interests of, Company and the stockholders of Company, (ii) unanimously approved this Agreement and declared it advisable, and (iii) unanimously resolved to recommend that the stockholders of Company approve and adopt this Agreement, the Merger and the transactions contemplated hereby;

WHEREAS, the respective boards of directors of Acquiror and Acquisition Sub have approved the Merger on the terms set forth in this Agreement; and

WHEREAS, for United States federal income tax purposes, it is intended that the Forward Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”).

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, agree as follows (all capitalized terms used in this Agreement are defined for convenience of reference on Exhibit A attached hereto):

ARTICLE 1

THE MERGER

1.1     The Merger.    Upon the terms and subject to the conditions of this Agreement, at the Effective Time in accordance with the Delaware General Corporation Law (“DGCL”), Company shall be merged with and into Acquisition Sub and the separate existence of Company shall thereupon cease (the “Forward Merger”); provided, however, that if all other conditions set forth in Article 7 have been satisfied or waived (or are reasonably expected to be satisfied on the delivery of certificates, opinions and instruments and documents), but the conditions in Section 7.2(b) and Section 7.3(b) have not been satisfied and the Company makes a Company Taxable Election, then Acquisition Sub shall be merged with and into Company and the separate existence of Acquisition Sub shall thereupon cease (the “Reverse Merger”). The Forward Merger and the Reverse Merger shall alternatively be referred to as the “Merger”. Acquisition Sub (in the case of a Forward Merger) or Company (in the case of a Reverse Merger), as the surviving corporation after the Merger, is hereinafter sometimes referred to as “Surviving Corporation”.

1.2     Effective Time of the Merger.    The Merger shall become effective at such time (the “Effective Time”) as shall be stated in the Certificate of Merger, in a form reasonably acceptable to Acquiror, Company and Acquisition Sub, respectively, to be filed with the Secretary of State of the State of Delaware in accordance with the DGCL (the “Merger Filing”). The Merger Filing shall provide for the effectiveness of the Merger immediately upon its filing. The Merger Filing shall be made at the Closing.

1.3     Consummation.    The parties acknowledge that it is their mutual desire and intent to consummate the Merger as soon as practicable after the date hereof. Accordingly, the parties shall use their reasonable efforts to consummate, as soon as practicable, the transactions contemplated by this Agreement in accordance with Section 3.5.

1.4    Effects of the Merger.    The Merger shall have the effects set forth in Section 259 of the DGCL.

1.5    Further Assurances.    If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in law or any other actions are necessary, desirable or proper to vest, perfect or confirm of record or otherwise, in the Surviving Corporation, the title to any property or rights of Company acquired or to be acquired by reason of, or as a result of, the Merger, the Surviving Corporation and Company agree that the Surviving Corporation and Company and their proper officers and directors shall and will execute and deliver all such proper deeds, assignments and assurances in law and do all things necessary, desirable or proper to vest, perfect or confirm title to such property or rights in the Surviving Corporation and otherwise to carry out the purpose of this Agreement, and that the proper officers and directors of the Surviving Corporation are fully authorized and directed in the name of the Company or otherwise to take any and all such actions.

ARTICLE 2

THE SURVIVING CORPORATION AND ACQUIROR

2.1    Certificate of Incorporation.

(a) Forward Merger.    If the Forward Merger is consummated, the Certificate of Incorporation of Acquisition Sub as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of Surviving Corporation after the Effective Time, until thereafter amended in accordance with its terms and as provided in the DGCL, except that Article 1 thereof shall be amended at the Effective Time in accordance with the provisions of Section 251 of the DGCL to read in its entirety as follows: “The name of the Corporation is The Titan Corporation (the “Corporation”).”

(b)  Reverse Merger.    If the Reverse Merger is consummated, the Certificate of Incorporation of Company shall be amended at the Effective Time to read in its entirety as set forth on Exhibit B hereto and shall be the Certificate of Incorporation after the Effective Time, until thereafter amended in accordance with its terms and as provided in the DGCL.

2.2    By-Laws.    The by-laws of Acquisition Sub as in effect immediately prior to the Effective Time shall be the by-laws of Surviving Corporation after the Effective Time, and thereafter may be amended in accordance with their terms and as provided by the Certificate of Incorporation of Surviving Corporation and the DGCL, except that references in the by-laws to “LMC Sub One, Inc.” shall be changed to “The Titan Corporation”.

2.3    Directors and Officers of Surviving Corporation.    The directors of Acquisition Sub and the officers of Company in office immediately prior to the Effective Time shall be the directors and officers of Surviving Corporation as of the Effective Time, and thereafter such directors and officers shall serve in accordance with the by-laws of Surviving Corporation until their respective successors are duly elected or appointed and qualified.

ARTICLE 3

CONVERSION OF SHARES

3.1    Merger Consideration.    The manner and basis of converting the shares of Company Common Stock upon consummation of the Merger shall be as set forth in this Section 3.1. At the Effective Time, by virtue of the Merger and without any action on the part of Company, Acquisition Sub or any holder of Company Capital Stock or holder of capital stock of Acquisition Sub:

(a)  Subject to the other provisions of this Section 3.1, each share of common stock, par value $.01 per share, of Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time

(excluding any treasury shares, shares held by Acquiror, Acquisition Sub or any Subsidiary of Acquiror or Acquisition Sub and Dissenting Shares) shall be converted into the right to receive the Merger Consideration. The “Merger Consideration” shall mean either (i) cash in the amount of $22.00 (the “Price Per Share”), without interest (the “Cash Consideration”), (ii) the number of shares of common stock, par value $1.00 per share, of Acquiror (“Acquiror Common Stock”), rounded to the nearest four decimals (the “Exchange Rate”), equal to the Cash Consideration divided by the Average Price (the “Stock Consideration”), or (iii) a combination of Cash Consideration and Stock Consideration in accordance with subparagraph (c) of this Section 3.1. The “Average Price” means the average of the mean of the high and low sales prices per share of the Acquiror Common Stock on the New York Stock Exchange, Inc. (the “NYSE”), as reported on the Composite Transactions Tape of the NYSE for each of the 10 consecutive full trading days in which such shares are traded on the NYSE ending on the third trading day prior to, but not including, the Effective Time; provided, however, that if the Average Price as computed pursuant to the foregoing terms of this sentence would (x) exceed $58.00 (subject to adjustment pursuant to Section 3.1(k)) (the “Upper Collar”) then the Average Price shall be $58.00 or (y) be less than $46.00 (subject to adjustment pursuant to Section 3.1(k)) (the “Lower Collar”) then the Average Price shall be $46.00. The Average Price shall be calculated to the nearest one-hundredth of one cent.

(b) The number of shares of Company Common Stock to be converted into the right to receive Cash Consideration shall be equal to 50% of the number of shares of Company Common Stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 3.1(i) and the Dissenting Shares) (the “Cash Election Number”). The number of shares of Company Common Stock to be converted into the right to receive Stock Consideration shall be equal to 50% of the number of shares of Company Common Stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 3.1(i) and the Dissenting Shares) (the “Stock Election Number”).

(c)  Subject to the proration and election procedures set forth in this Section 3.1, each holder of record of shares of Company Common Stock (excluding any treasury shares, shares held by Acquiror and Dissenting Shares) shall be entitled to elect to receive (A) Cash Consideration for all such shares (a “Cash Election”), (B) Stock Consideration for all of such shares (a “Stock Election”) or (C) Cash Consideration for 50% of such shares and Stock Consideration for 50% of such shares (a “Combination Election”). All such elections shall be made on a form designed for that purpose prepared by Acquiror and reasonably acceptable to Company (a “Form of Election”). Holders of record of shares of Company Common Stock who hold such shares as nominees, trustees or in other representative capacities (a “Representative”) may submit multiple Forms of Election, provided that such Representative certifies that each such Form of Election covers all the shares of Company Common Stock held by each such Representative for a particular beneficial owner. To the extent practicable, the Form of Election shall permit each holder that beneficially owns shares of Company Common Stock and/or whose affiliates beneficially own shares of Company Common Stock, in more than one name or account in the event that the aggregate of the Cash Election Shares exceeds the Cash Election Number, to specify how to allocate the cash paid and Acquiror Common Stock issued in the Merger among the various accounts that such holder of Company Common Stock beneficially owns and, with the requisite consent of such holder’s affiliates, among the accounts beneficially owned by such holder and its affiliates.

(d)  Acquiror and Company shall mail the Form of Election to all Persons who are holders of Company Common Stock on the record date for the Stockholders’ Meeting, on a date that is not less than 20 Business Days prior to the Effective Time, and thereafter Acquiror and Company shall each use its reasonable efforts to (A) mail the Form of Election to all Persons who become holders of Company Common Stock during the period between the record date for the Stockholders Meeting and 10:00 a.m., Washington, D.C. time, on the date seven calendar days prior to the anticipated Effective Time and (B) make the Form of Election available to all Persons who become holders of Company Common Stock subsequent to such day and no later than the close of business on the Business Day prior to the Effective Time. A Form of Election must be received by the Exchange Agent in the manner described below no later than by the close of business on the last Business Day prior to the Effective Time (the “Election Deadline”) in order to be effective. All elections will be irrevocable after 5:00 p.m., New York City time, on the date of the Election Deadline.

(e)  Prior to the Effective Time, Acquiror shall designate a bank or trust company reasonably acceptable to Company to act as exchange agent hereunder (the “Exchange Agent”) for the purpose of exchanging Company Certificates and Company Book-Entry Shares hereunder. Elections shall be made by holders of Company Common Stock by mailing, faxing or otherwise delivering to the Exchange Agent, in a manner acceptable to Acquiror, a Form of Election. To be effective, a Form of Election must be properly completed, signed and submitted to the Exchange Agent and accompanied by the certificates representing the shares of Company Common Stock as to which the election is being made (or by an appropriate guarantee of delivery of such certificates as set forth in such Form of Election from a member of any registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States, provided such certificates are in fact delivered by the time set forth in such guarantee of delivery), or in the case of Company Book Entry Shares, any additional documentation specified in the procedures set forth in the Form of Election. Acquiror will have the discretion, which it may delegate in whole or in part to the Exchange Agent, to determine whether Forms of Election have been properly completed, signed and submitted and to disregard immaterial defects in Forms of Election. The decision of Acquiror (or the Exchange Agent) in such matters shall be conclusive and binding. Neither Acquiror nor the Exchange Agent will be under any obligation to notify any Person of any defect in a Form of Election.

(f)  A holder of Company Common Stock who does not submit a Form of Election which is received by the Exchange Agent prior to the Election Deadline shall be deemed to have made a Combination Election. If Acquiror or the Exchange Agent shall determine that any purported Cash Election or Stock Election was not properly made, such purported Cash Election or Stock Election shall be deemed to be of no force and effect and the holder of shares of Company Common Stock making such purported Cash Election or Stock Election shall for purposes hereof be deemed to have made a Combination Election.

(g)  All shares of Company Common Stock which are subject to Cash Elections are referred to herein as “Cash Election Shares.” All shares of Company Common Stock which are subject to Stock Elections are referred to herein as “Stock Election Shares.” If, after the results of the Forms of Election are calculated, the number of shares of Company Common Stock to be converted into shares of Acquiror Common Stock exceeds the Stock Election Number, the Exchange Agent shall determine the number of Stock Election Shares which must be redesignated as Cash Election Shares in order to reduce the number of such shares to the Stock Election Number. All holders of Stock Election Shares shall, on a pro rata basis, have such number of Stock Election Shares redesignated as Cash Election Shares so that the Stock Election Number and the Cash Election Number are achieved. If, after the results of the Forms of Election are calculated, the number of shares of Company Common Stock to be converted into cash exceeds the Cash Election Number, the Exchange Agent shall determine the number of Cash Election Shares which must be redesignated as Stock Election Shares in order to reduce the amount of such cash to the Cash Election Number. All holders of Cash Election Shares shall, on a pro rata basis, have such number of their Cash Election Shares redesignated as Stock Election Shares so that the Cash Election Number and Stock Election Number are achieved. Notwithstanding the foregoing, no redesignation shall be effected for a holder who has made a Cash Election but, as a result of such redesignation, would receive fewer than 20 shares of Acquiror Common Stock in exchange for all of such holder’s shares of Company Common Stock. In this event, the Cash Election Shares of the remaining holders of shares of Company Common Stock shall be redesignated on a pro rata basis to achieve the Cash Election Number and the Stock Election Number. Holders who make Combination Elections will not be subject to the redesignation procedures described herein. Acquiror or the Exchange Agent shall make all computations contemplated by this Section 3.1 and all such computations shall be conclusive and binding on the holders of Company Common Stock, absent manifest error.

(h)  (i) After the redesignation procedure set forth in Section 3.1(g) is completed, all Cash Election Shares and 50% of the shares of Company Common Stock which are subject to Combination Elections shall be converted into the right to receive the Cash Consideration and all Stock Election Shares and 50% of the shares of Company Common Stock which are subject to Combination Elections shall be converted into the right to receive the Stock Consideration. Such certificates previously evidencing shares of Company Common Stock shall be exchanged for (A) certificates evidencing the Stock Consideration, or (B) the Cash Consideration, multiplied in each case by the number of shares previously evidenced by the canceled certificate, upon the surrender of such certificates in accordance with the provisions of Section 3.4, without interest. Notwithstanding the foregoing, however, no fractional shares of Acquiror Common Stock shall be issued, and, in lieu thereof, a cash payment shall be made pursuant to Section 3.4(d).

(ii)  Notwithstanding the foregoing provisions of this Section 3.1, if, after the redesignation procedure set forth in Section 3.1(g) is complete, the conditions to Closing set forth in Section 7.2(b) and Section 7.3(b) cannot be satisfied because the value of the Acquiror Common Stock is insufficient to cause the Merger Consideration to meet the “continuity of interest” requirement of the Treasury Regulations, but all other conditions to Closing in Article 7 have been or are reasonably expected to be satisfied, Acquiror shall be permitted to irrevocably agree to increase the Exchange Rate to the extent necessary to permit the delivery of the tax opinions required by Section 7.2(b) and Section 7.3(b) (but only to the minimum extent necessary to enable such opinions to be rendered), by giving written notice to Company (the “Top-Up Notice”) to consummate the Forward Merger and increase the Exchange Rate. Any Top-Up Notice must be delivered by Acquiror to Company no later than 5:00 p.m., New York City time, on the third (3rd) Business Day after the satisfaction or waiver of the conditions to Closing set forth in Article 7 (other than the delivery of certificates, opinions, and other instruments and documents). The Top-Up Notice shall include Acquiror’s calculation of the increased Exchange Rate necessary to satisfy the “continuity of interest” requirement of the Treasury Regulations pursuant to this Section 3.1(h)(ii) (assuming no further declines prior to the Effective Time in the value of Acquiror Common Stock) and shall also include written confirmation from the applicable counsel that, after giving effect to the increase in the Exchange Rate (and assuming no further declines prior to the Effective Time in the value of Acquiror Common Stock), the opinions of counsel required by Section 7.2(b) and Section 7.3(b) can be delivered.

(iii)  If Acquiror has not delivered the Top-Up Notice within three (3) Business Days after the satisfaction or waiver of the conditions to Closing set forth in Article 7 (other than the delivery of certificates, opinions, and other instruments and documents), Company shall thereafter have three (3) Business Days to (A) terminate this Agreement or (B) notify Acquiror that Company will proceed with the transactions contemplated by this Agreement on a taxable basis as a Reverse Merger (the “Company Taxable Election”). In the event that Company makes a Company Taxable Election, the conditions to Closing set forth in Section 7.2(b) and Section 7.3(b) shall be deemed waived, and, the parties agree to proceed with the Reverse Merger provided all other conditions to Closing set forth in Article 7 are satisfied or waived.

(i)  Each share of Company Common Stock held in the treasury of Company and each share of Company Common Stock owned by Acquiror, Acquisition Sub or any Subsidiary of Acquiror or Acquisition Sub immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

(j)  All of the shares of Acquiror issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding after the Effective Time and shall be unaffected by the Merger. At the Effective Time, all shares of Company Common Stock will no longer be outstanding and will automatically be canceled and retired, and each holder of a Company Certificate or Company Book-Entry Shares will cease to have any rights with respect thereto, except the right to receive the Merger Consideration applicable thereto.

(k)  If, after determination of the Average Price and prior to the Effective Time, Acquiror shall pay a dividend in, subdivide, combine into a smaller number of shares or issue by reclassification of its shares, any shares of Acquiror Common Stock, the Exchange Rate shall be multiplied by a fraction, the numerator of which shall be the number of shares of Acquiror Common Stock outstanding immediately after, and the denominator of which shall be the number of such shares outstanding immediately before, the occurrence of such event, and the resulting product shall from and after the date of such event be the Exchange Rate, subject to further adjustment in accordance with this sentence. If, prior to determination of the Average Price, Acquiror shall pay a dividend in, subdivide, combine into a smaller number of shares or issue by reclassification of its shares, any shares of Acquiror Common Stock, the Upper Collar and the Lower Collar shall each be multiplied by a fraction, the numerator of which shall be the number of shares of Acquiror Common Stock outstanding immediately before, and the denominator of which shall be the number of such shares outstanding immediately after, the occurrence of such event, and the resulting products shall from and after the date of such event be the Upper Collar and the Lower Collar, as the case may be, subject to further adjustment in accordance with this sentence.

(l)  Except as set forth in the last sentence of this Section 3.1(l), at the Effective Time all rights with respect to each outstanding option or right to purchase shares of Company Common Stock (the “Company Stock Options”) under any employee or director stock option or stock purchase plan or arrangement or agreement of the Company listed on Section 3.1 of the Company Disclosure Schedule (the “Company Stock Option Plans”) then outstanding shall fully vest, and shall become exercisable in accordance with the terms and conditions of the Company Stock Option Plans, any actions of the Board of Directors of Company on or prior to the date hereof and the option agreements in effect as of the date of this Agreement, and be converted into and become rights with respect to Acquiror Common Stock, and Acquiror shall assume each such Company Stock Option in accordance with the terms and conditions (as in effect as of the date of this Agreement), other than those relating to vesting and exercisability, of the Company Stock Option Plan under which it was issued and the terms and conditions, other than those relating to vesting and exercisability, of the stock option or other agreement by which it is evidenced. From and after the Effective Time, (i) each Company Stock Option assumed by Acquiror may be exercised solely for shares of Acquiror Common Stock, (ii) the number of shares of Acquiror Common Stock subject to each such Company Stock Option shall be equal to the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time multiplied by the Exchange Rate, rounding down to the nearest whole share, (iii) the per share exercise price under each such Company Stock Option shall be adjusted by dividing the per share exercise price under such Company Stock Option by the Exchange Rate and rounding up to the nearest cent, and (iv) the term and provisions of such Company Stock Option, other than those relating to vesting and exercisability, shall continue in full force and effect and otherwise remain unchanged. Prior to the Effective Time and subject to the effectiveness of the Merger, the Company shall take all actions that may be necessary (under the plans and/or agreements pursuant to which Company Stock Options are outstanding and otherwise) to effectuate the provisions of this Section 3.1(l). This Section 3.1(l) shall not apply to the following Company Stock Option Plans: Company’s 2002 Employee Stock Purchase Plan, Company’s 2000 Employee Stock Purchase Plan and Company’s 1995 Employee Stock Purchase Plan or any other plan, program or arrangement intending to qualify as a stock purchase plan under Section 423 of the Code (the “Company ESPPs”). The Company ESPPs and all outstanding rights thereunder shall terminate at the Effective Time and the offering periods thereunder shall be deemed to end on the last NYSE trading day prior to such termination, and the rights of each participating employee then outstanding shall be deemed to be automatically exercised on such last NYSE trading day. On such last trading day, each participating employee will be credited with the number of shares of Company Common Stock purchased for his or her account(s) under the ESPPs during such offering period. The Board of Directors of Company shall send written notice of the Merger that will result in the termination of the ESPPs to all participating employees not later than the time at which the Company gives notice of the Stockholders’ Meeting to the Company Common Stockholders which written notice shall include the Form of Election. No new offering periods will be allowed to commence under the ESPPs during the period prior to the Closing unless this Agreement has been terminated.

(m)  (i)  As of the Effective Time, each outstanding Company Warrant listed on Section 3.1 of the Company Disclosure Schedule shall be converted into a warrant to acquire shares of Acquiror Common Stock as provided in this Section 3.1(m). Following the Effective Time, each outstanding Company Warrant shall continue to have, and shall be subject to, the terms and conditions of the applicable Company Warrant, except that

(x)  each such Company Warrant shall be exercisable for (A) cash in the amount of $11 per share of Company Common Stock which would have been exercisable as of the Effective Time plus (B) the number of shares of Acquiror Common Stock equal to the product of 50% of the aggregate number of shares of Company Common Stock which would have been exercisable as of the Effective Time, multiplied by the Exchange Rate, rounded down to the nearest whole share (the “Warrant Consideration”); provided, however, that no fractional shares of Acquiror Common Stock shall be issued upon the exercise of any Company Warrant, and the holder of a Company Warrant otherwise entitled to receive a fractional share of Acquiror Common Stock shall be entitled to receive, upon exercise thereof, a cash payment (without interest rounded up to the nearest whole cent) determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the Fair Market Value (as defined in such Company Warrant) per share of Acquiror Common Stock;

(y)  the exercise price payable to receive the Warrant Consideration shall be equal to the exercise price per share of Company Common Stock under such Company Warrant at the Effective Time divided by the Exchange Rate, rounded up to the nearest whole cent; and

(z)  all references therein to the “Company” or “Common Stock” in any such Company Warrant shall be interpreted as references to Acquiror and Acquiror Common Stock.

(ii) The assumption of Company Warrants as provided in this Section 3.1(m) shall not give the holders of such Company Warrants additional benefits or additional (or accelerated) vesting rights that such holders did not have immediately prior to the Effective Time or relieve the holders of Company Warrants of any obligations or restrictions applicable to their Company Warrants or the shares obtainable upon exercise of Company Warrants. Except as provided above, the duration and other terms of Company Warrants shall not change. Acquiror shall take all corporate action reasonably necessary to reserve for issuance, at all times any Company Warrants provided for in this Section 3.1(m) are outstanding, a sufficient number of shares of Acquiror Common Stock for delivery upon the exercise of such Company Warrants.

3.2    Acquisition Sub Shares.    At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror as the sole stockholder of Acquisition Sub, each issued and outstanding share of common stock, par value $1.00 per share, of Acquisition Sub (“Acquisition Sub Common Stock”) shall, in the case of a Forward Merger, remain outstanding as one share of common stock, par value $1.00 per share, of Surviving Corporation, or, in the case of a Reverse Merger, be converted into one share of common stock, par value $1.00 per share of the Surviving Corporation.

3.3    Dissenting Shares.    Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has properly demanded appraisal for such Company Common Stock in accordance with the requirements of Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the relevant Merger Consideration and the holders thereof shall be entitled to only such rights as are granted by the DGCL, unless such holder fails to perfect, withdraws or otherwise loses the right to appraisal, in which case such shares of Company Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the relevant Merger Consideration, as set forth in Section 3.1, without any interest thereon. Company shall give Acquiror prompt notice of any demands received by Company for appraisal of shares of Company Common Stock, withdrawals of such demands, and any other instruments or documents served pursuant to the DGCL and received by Company, and Company shall give Acquiror the opportunity to direct all negotiations and proceedings with respect to such demands. Except with the prior written consent of Acquiror, Company shall not make any payment with respect to, or offer to settle or settle, any such demands. Each holder of Dissenting Shares who becomes entitled to payment for such Dissenting Shares under the provisions of Section 262 of the DGCL, will receive payment thereof from the Surviving Corporation and as of the Effective Time such shares of Company Common Stock will no longer be outstanding and will automatically be canceled and retired and will cease to exist.

3.4    Surrender and Payment.

(a)  Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each record holder, as of the Effective Time, of certificates representing outstanding shares of Company Common Stock (“Company Certificates”) or shares of Company Common Stock represented by book-entry (“Company Book-Entry Shares”) (other than such holders who properly made a Cash Election, Stock Election or Combination Election with respect to such Company Certificates or Company Book-Entry Shares in accordance with Section 3.1 and other than Dissenting Shares), a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon proper delivery of the Company Certificates to the Exchange Agent or, in the case of Company Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal) and instructions for use in effecting the surrender of the Company Certificates or, in the case of Company Book-Entry Shares, the surrender of such shares for payment of the Merger Consideration therefor. After the Effective Time, upon surrender in accordance with this Section 3.4(a) or in connection with a Form of Election delivered pursuant to Section 3.1(d), to the Exchange Agent of a Company Certificate or Company Book-Entry Shares, together with such letter of transmittal or a Form of Election pursuant to Section 3.1(d), duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the Exchange Agent shall promptly deliver to the holder of such Company Certificate or Company Book-Entry Shares in exchange therefor, the Merger Consideration to be received by the holder thereof pursuant to this Agreement. The Exchange Agent shall accept such Company Certificates or Company Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. After the Effective Time, there shall be no further transfer on the records of Company or its transfer agent of shares of Company Common Stock and, if Company Certificates or Company Book-Entry Shares are presented to Company for transfer, they shall be canceled against delivery of the applicable Merger Consideration. If any Merger Consideration is to be issued in a name other than that in which the Company Certificate surrendered for exchange is registered, it shall be a condition of such exchange that the Company Certificate so surrendered shall be properly endorsed, with signature guaranteed, or otherwise in proper form for transfer, and that the person requesting such exchange shall pay to Company or its transfer agent any transfer or other taxes required by reason of the issuance of the Merger Consideration in a name other than that of the registered holder of the Company Certificate surrendered, or establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.4(a), each Company Certificate and each Company Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration as contemplated by Section 3.1.

(b)  No dividends or other distributions with respect to shares of Acquiror Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Certificate or Company Book-Entry Share with respect to the shares of Acquiror Common Stock to be received in respect thereof and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 3.4(d), in each case until the surrender of such Company Certificate or Company Book-Entry Share in accordance with this Article 3. Subject to the effect of applicable laws (including but not limited to applicable abandoned property, escheat or other similar laws), following surrender of any such Company Certificate or Company Book-Entry Share, there shall be paid to the holder of such Company Certificate or Company Book-Entry Share, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of fractional shares of Acquiror Common Stock to which such holder is entitled pursuant to Section 3.4(d) and any dividends or other distributions with a record date after the Effective Time theretofore paid with respect to whole shares of Acquiror Common Stock to which such holder is entitled pursuant to this Agreement, and (ii) at the appropriate payment date, any dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Acquiror Common Stock.

(c)  The Merger Consideration paid upon the surrender for exchange of Company Certificates or Company Book-Entry Shares in accordance with the terms of this Article 3 (including any cash paid pursuant to

Section 3.4(d)) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Company Common Stock so exchanged.

(d)  (i) No new Company Certificates or scrip representing fractional shares of Acquiror Common Stock shall be issued in connection with the Merger and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a stockholder of Company after the Merger, and (ii) notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Acquiror Common Stock (after taking into account all shares of Company Common Stock delivered by such holder) shall receive, in lieu thereof, a cash payment (without interest rounded up to the nearest whole cent) determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the closing price for a share of Acquiror Common Stock as reported on the NYSE Composite Transactions Tape on the trading day immediately preceding the date on which the Effective Time occurs.

(e)  At any time following the date which is nine months after the Effective Time, Acquiror shall be entitled to require the Exchange Agent to deliver to it any Acquiror Common Stock or funds (including any interest received with respect thereto) which have been made available to the Exchange Agent and which have not been disbursed to holders of Company Certificates or Company Book-Entry Shares and thereafter such holders shall be entitled to look to Acquiror and the Surviving Corporation (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the applicable Merger Consideration payable upon due surrender of their Company Certificates or Company Book-Entry Shares. The Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of shares of Company Common Stock for the Merger Consideration. None of Acquiror, Surviving Corporation, any subsidiary or Affiliate of Acquiror or Surviving Corporation or the Exchange Agent shall be liable to any former holder of Company Common Stock for cash, shares of Acquiror Common Stock (or dividends or distributions in respect thereof) or cash in lieu of fractional shares of Acquiror Common Stock delivered to public officials pursuant to any applicable abandoned property, escheat or other similar laws.

(f)  If any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed and, if requested by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Company Certificate, the Exchange Agent will pay, in exchange for such lost, stolen or destroyed Company Certificate, the Merger Consideration to be paid in respect of the shares of Company Common Stock represented by such Company Certificate.

3.5    Closing.    The closing (the “Closing”) of the transactions contemplated by this Agreement shall take place at the offices of King & Spalding LLP in Washington, D.C., or such other location as shall be mutually agreeable to Acquiror and Company on the third (3rd) Business Day (subject to the provisions of Section 3.1(h)(ii) or Section 3.1(h)(iii)) immediately following the date on which the last of the conditions set forth in Article 7 (other than the delivery of certificates, opinions and other instruments and documents to be delivered at the Closing, but subject to the delivery at the Closing of such certificates, opinions and other instruments and documents) is fulfilled or waived, or at such other time and place as Acquiror and Company shall agree (the date on which the Closing occurs is referred to in this Agreement as the “Closing Date”).

3.6    Withholding.    Acquiror will be entitled to deduct and withhold from the aggregate Merger Consideration otherwise payable to any former holder of Company Common Stock all amounts required by law to be deducted or withheld therefrom. To the extent that amounts are so withheld by Acquiror or Acquisition Sub, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by Acquiror or Acquisition Sub.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND ACQUISITION SUB

Acquiror and Acquisition Sub each represent and warrant to Company as follows:

4.1    Organization and Qualification.    Each of Acquiror and Acquisition Sub is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each of Acquiror and Acquisition Sub is qualified to do business and is in good standing in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not, when taken together with all other such failures, reasonably be expected to have a Material Adverse Effect on Acquiror. True, accurate and complete copies of each of Acquiror’s and Acquisition Sub’s charter documents and by-laws, in each case as in effect on the date of this Agreement, including all amendments thereto, have heretofore been delivered to Company.

4.2    Capitalization.

(a)  The authorized capital stock of Acquiror consists of 1,500,000,000 shares of Acquiror Common Stock, 20,000,000 shares of Series A Preferred Stock, par value $1.00 per share, and 50,000,000 shares of Series Preferred Stock, par value $1.00 per share. As of September 12, 2003, the only shares of capital stock of Acquiror that are issued and outstanding are 450,997,997 shares of Acquiror Common Stock, all of which were validly issued and are fully paid, nonassessable and free of preemptive rights.

(b)  The Acquiror Common Stock is traded on the NYSE. No other shares of capital stock of Acquiror or any of its Subsidiaries are listed or quoted for trading on any United States domestic or foreign securities exchange or granted on an over the counter system.

(c)  All shares of Acquiror Common Stock to be issued in connection with the Merger, when issued pursuant to this Agreement, will be duly authorized, validly issued, fully paid and nonassessable.

4.3    Authority; Non-Contravention; Approvals.

(a)  Acquiror and Acquisition Sub have full corporate power and authority to enter into this Agreement and, subject to the Acquiror Required Statutory Approvals, to consummate the transactions contemplated hereby and thereby. This Agreement has been approved by the respective boards of directors of Acquiror and Acquisition Sub and by Acquiror as the sole stockholder of Acquisition Sub and no other corporate proceedings on the part of Acquiror or Acquisition Sub are necessary to authorize the execution and delivery of this Agreement and the consummation by Acquiror and Acquisition Sub of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Acquiror and Acquisition Sub and, assuming the due authorization, execution and delivery thereof by Company, constitutes a valid and legally binding agreement of Acquiror and Acquisition Sub enforceable against each of them in accordance with its terms, except as such enforcement may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally and (ii) general equitable principles.

(b)  The execution and delivery of this Agreement by Acquiror and Acquisition Sub do not violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or give rise to any obligation to make payments or provide compensation under, or result in the creation of any Lien upon any of the properties or assets of Acquiror or any of its Subsidiaries, under any of the terms, conditions or provisions of (i) the respective charters, by-laws, partnership agreements, trust declarations, or other similar organizational instruments of Acquiror or any of its Subsidiaries, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any court or Governmental Entity applicable to Acquiror or any of its Subsidiaries or any of their respective properties or assets or (iii) any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease, partnership agreement, joint venture agreement or other instrument, obligation or agreement of any kind to which Acquiror or any of its Subsidiaries is now a party or by which Acquiror or any of its Subsidiaries or any of their respective properties or assets may be bound or affected. The consummation by Acquiror and Acquisition Sub of the transactions contemplated by this Agreement will not result in any violation, conflict, breach, termination, acceleration or creation of any Liens under any of the terms, conditions or provisions described in clauses (i) through (iii) of the preceding sentence, subject (A) in the case of the terms, conditions or provisions described in clause (ii) above, to obtaining (prior to the Effective Time) the Acquiror Required Statutory Approvals, and (B) in the case of the terms, conditions or provisions described in clause (iii) above, to those consents that have been obtained as of the date of this Agreement. Excluded from the foregoing sentences of this paragraph (b), insofar as they apply to the terms, conditions or provisions described in clauses (ii) and (iii) of the first sentence of this paragraph (b), and from the preceding sentence, are such violations, conflicts, breaches, defaults, terminations, accelerations, payments, compensations or creations of Liens, that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror or materially impair Acquiror’s ability to perform its obligations under this Agreement.

(c)  Except for Acquiror Required Statutory Approvals, filings with and actions by the SEC in connection with the Form S-4, and filings with and actions by the NYSE in connection with the listing of the Acquiror Common Stock issuable in connection with the Merger and the other transactions contemplated by this Agreement, no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery of this Agreement by Acquiror or Acquisition Sub or the consummation by Acquiror or Acquisition Sub of the transactions contemplated thereby. Excluded from the foregoing sentence are such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror or materially impair Acquiror’s ability to perform its obligations under this Agreement.

4.4    SEC Documents.

(a)  Acquiror has previously delivered (except to the extent such filings are publicly available on the EDGAR system) to Company each registration statement, report, proxy statement or information statement (other than preliminary materials) filed by Acquiror with the Securities and Exchange Commission (“SEC”) since January 1, 2002, each in the form (including exhibits and any amendments thereto) filed with the SEC prior to the date hereof, and Acquiror has timely filed all forms, reports and documents required to be filed by it with the SEC pursuant to relevant securities statutes, regulations, policies and rules since January 1, 1999 (collectively, the “Acquiror Reports”). As of their respective dates (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, as of the date so amended, supplemented or superseded), the Acquiror Reports (i) were prepared in accordance with the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations thereunder and complied with the requirements thereof, including all of the then applicable accounting requirements and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each of the consolidated balance sheets included in the Acquiror Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of Acquiror and its Subsidiaries as of its date and each of the consolidated statements of operations, cash flows and stockholders’ equity included in the Acquiror Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, cash flows or changes in stockholders’ equity, as the case may be, of Acquiror and its Subsidiaries for the periods set forth therein, in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except, in the case of unaudited statements, for normal year-end audit adjustments and as otherwise may be noted therein.

(b)  Acquiror maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act, and such controls and procedures are effective to ensure that all material information concerning Acquiror and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of Acquiror’s filings with the SEC and other public disclosure documents.

4.5    Absence of Undisclosed Liabilities.    Acquiror did not have at December 31, 2002, nor, to the knowledge of Acquiror, has it incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, and there is no existing condition, situation or circumstance that reasonably could be expected to result in such a liability or obligation, except liabilities, obligations, contingencies, conditions, situations or circumstances which (a) are disclosed in the Acquiror Reports, (b) were incurred after December 31, 2002 in the ordinary course of business and consistent with past practices, (c) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror or (d) have been discharged or paid in full prior to the date hereof.

4.6    Absence of Certain Changes or Events.    Except as set forth in or contemplated by this Agreement or the Acquiror Disclosure Schedule, since December 31, 2002, Acquiror has not suffered or experienced any Material Adverse Effect on Acquiror.

4.7    Litigation.    Other than matters existing or arising under Regulatory Laws in connection with the transactions contemplated by this Agreement which are to be dealt with as provided in Section 6.5, there are no claims, suits, actions or proceedings pending or, to the knowledge of Acquiror, threatened against, relating to or affecting Acquiror or any of its Subsidiaries before any court, governmental department, commission, agency, instrumentality or authority or any arbitrator that seek to restrain or enjoin the consummation of the Merger. Except as set forth in the initial clause of the preceding sentence, neither Acquiror nor any of its Subsidiaries is subject to any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator, which prohibits or restricts the consummation of the transactions contemplated by this Agreement.

4.8    Tax Treatment.    Neither Acquiror nor any of its Subsidiaries has taken or agreed to take any action, or is aware of any fact or circumstance with respect to Acquiror or its Subsidiaries, that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

4.9    No Acquiror Stockholders’ Approval Required.    There is no requirement of any applicable law, statute, order, rule, regulation, ordinance or judgment of any Governmental Entity (including, any exchange upon which securities of Acquiror are publicly traded) which requires the approval or adoption by the shareholders of Acquiror of this Agreement, or any of the transactions contemplated hereby.

4.10    Financial Capability.    Acquiror has the financial capacity to perform and to cause Acquisition Sub to perform all of its obligations under this Agreement, and Acquiror has currently available all funds necessary to pay the consideration set forth in Article 3 and any other amounts contemplated by this Agreement. Without limiting the foregoing, Acquiror’s ability to consummate and to cause Acquisition Sub to consummate the transactions contemplated hereby is not contingent on Acquiror’s ability to complete any public offering or private placement of equity or debt securities or to obtain any other type of financing prior to or on the Closing Date.

4.11    Disclosure Documents.    None of the information supplied or to be supplied by Acquiror for inclusion or incorporation by reference in the Proxy Statement/Prospectus or any amendment or supplement thereto shall at the date the Proxy Statement/Prospectus or any such amendment or supplement is first mailed to the Company Common Stockholders or at the time of the Stockholders’ Approval, contain any untrue statement of a material fact or omit any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by Acquiror for inclusion or incorporation by reference in the Form S-4 or any amendment or supplement thereto will, at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, not misleading, it being understood that no representation or warranty is made by Acquiror in this Section 4.11 with respect to statements made or incorporated by reference therein based on information that was furnished in writing by Company or its Subsidiaries or any Selling Stockholder for inclusion or incorporation by reference in the Proxy Statement/Prospectus or the Form S-4. The Form S-4 and the Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of all applicable federal securities laws.

4.12    Advisors’ Fees.    Except for Bear, Stearns & Co. Inc. and J.P. Morgan Securities, Inc., there is no investment banker, broker, finder, financial advisor or other intermediary that has been retained by or is authorized to act on behalf of Acquiror or any of its Subsidiaries who might be entitled to any fee from Acquiror or any of its Subsidiaries (including, after the consummation of the Merger) in connection with the Merger or any of the other transactions contemplated by this Agreement.

4.13    Opinion of Financial Advisor.    Acquiror has received the opinions of Bear, Stearns & Co. Inc. and J.P. Morgan Securities, Inc., financial advisor to Acquiror, to the effect that, as of the date of this Agreement, the Merger Consideration is fair to Acquiror from a financial point of view.

4.14    No Additional Representations.    Acquiror and Acquisition Sub acknowledge that neither Company nor any other Person advising or acting on behalf of Company or any Affiliate of Company has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Company or the business conducted by Company, in each case except as expressly set forth in this Agreement or as and to the extent required by this Agreement to be set forth in the Company Disclosure Schedule.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF COMPANY

Company represents and warrants to Acquiror and Acquisition Sub as follows:

5.1    Organization and Qualification.    Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Company is qualified to do business and is in good standing in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not, when taken together with all other such failures, reasonably be expected to have a Material Adverse Effect on Company. True, accurate and complete copies of Company’s certificate of incorporation and bylaws, in each case as in effect on the date hereof, including all amendments thereto, have heretofore been delivered to Acquiror.

5.2    Capitalization.

(a)  The authorized capital stock of Company consists of: (1) 5,000,000 shares of Company Preferred Stock, $1.00 par value per share, of which (A) 1,068,102 have been designated cumulative convertible, $13,800 liquidation preference shares, 688,029 of which are currently issued and outstanding as of September 12, 2003, and (B) 1,000,000 have been designated Series A junior participating preference shares, of which none are currently issued and outstanding as of the date of this Agreement, and (2) 200,000,000 shares of Company Common Stock, $.01 par value per share, 80,582,989 of which were issued and outstanding as of September 12, 2003. All of such issued and outstanding shares are validly issued and are fully paid, nonassessable and free of preemptive rights.

(b)  Except as set forth in Section 5.2 of the Company Disclosure Schedule, there are no outstanding subscriptions, options, calls, contracts, commitments, understandings, restrictions, arrangements, stock appreciation rights (SARs), phantom stock, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement and also including any rights plan or other anti- takeover agreement, obligating Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of Company Capital Stock, or obligating Company to grant, extend or enter into any such agreement or commitment. There are no voting trusts, proxies or other agreements or understandings to which Company is a party or is bound with respect to the voting of any shares of Company Capital Stock. As of the date of this Agreement and as of the Closing Date, the terms of the agreements evidencing the Company Stock Options will permit the actions contemplated by Section 3.1(l).

(c)  The Board of Directors of Company has not declared any dividend or distribution with respect to the Company Capital Stock the record or payment date for which is on or after the date of this Agreement.

(d)  As of the date hereof, (i) no bonds, debentures, notes or other indebtedness of Company having the right to vote are issued or outstanding, and (ii) there are no outstanding contractual obligations of Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Capital Stock or any shares of capital stock of any of Subsidiary of Company.

(e)  The Company Common Stock and Company Preferred Stock are traded on the NYSE. No other securities of Company or any of its Subsidiaries are listed or quoted for trading on any United States domestic or foreign securities exchange.

5.3    Subsidiaries.

Except as set forth in Section 5.3 of the Company Disclosure Schedule,

(a)  Each Subsidiary of Company is a corporation duly incorporated (or an entity duly formed) and organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, as the case may be, and has all corporate, partnership or other entity derived powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company. Each Subsidiary of Company is duly qualified to do business as a foreign corporation or entity, as the case may be, and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company. No Subsidiary of Company is in default in any respect in the performance, observation or fulfillment of any provision of its certificate or articles of incorporation or bylaws (or similar organizational documents). Other than its Subsidiaries, Company does not beneficially own or control, directly or indirectly, 5% or more of any class of equity or similar securities of any corporation or other entity whether incorporated or unincorporated. No securities issued by any Subsidiary of Company are registered or required to be registered with the SEC under the Exchange Act and since January 1, 2000, no securities issued by any Subsidiary of Company have been issued under a registration statement filed with the SEC under the Securities Act.

(b)  All of the outstanding capital stock of, or other voting securities or ownership interests in, each Subsidiary of Company is owned by Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including, any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests), other than any restrictions imposed under the Securities Act. There are no outstanding (i) shares of capital stock or other voting securities or ownership interests in any of Company’s Subsidiaries, (ii) securities of Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any of Company’s Subsidiaries or (iii) options or other rights to acquire from Company or any of its Subsidiaries, or other obligation of Company or any of its Subsidiaries to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for any capital stock or other voting securities or ownership interests in, any of Company’s Subsidiaries. There are no outstanding obligations of

Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the securities referred to in clauses (i), (ii) or (iii) of this Section 5.3(b).

5.4    Authority; Non-Contravention; Approval.

Except as set forth in Section 5.4 of the Company Disclosure Schedule,

(a)  Company has full corporate power and authority to enter into this Agreement and, subject to the Stockholders’ Approval and the Company Required Statutory Approvals, to consummate the transactions contemplated hereby. The Board of Directors of Company has (i) unanimously determined that this Agreement, the Merger and the transactions contemplated hereby are fair to and in the best interests of Company and the Stockholders, (ii) unanimously approved this Agreement and declared it advisable and (iii) unanimously resolved to recommend that the Stockholders approve and adopt this Agreement, the Merger and the transactions contemplated hereby, and such resolutions shall be in force and effect and neither rescinded nor superseded prior to or as of the Closing Date. No other corporate proceedings on the part of Company are necessary to authorize the execution and delivery of this Agreement or, except for the Stockholders’ Approval, the consummation by Company of the transactions contemplated hereby. Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery thereof by Acquiror and Acquisition Sub, this Agreement constitutes a valid and legally binding agreement of Company enforceable against Company in accordance with its terms, except as such enforcement may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally and (ii) general equitable principles.

(b)  The execution and delivery of this Agreement by Company does not violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or give rise to any obligation to make payments or provide compensation under, or result in the creation of any Lien upon any of the properties or assets of Company under any of the terms, conditions or provisions of (i) the respective charters, by-laws, partnership agreements, trust declarations, or other similar organizational instruments of Company or any of its Subsidiaries, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any court or governmental authority applicable to Company or any of its Subsidiaries or any of their respective properties or assets or (iii) any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease, partnership agreement, joint venture agreement or other instrument, obligation or agreement of any kind to which Company or any of its Subsidiaries is now a party or by which Company or any of its Subsidiaries or any of their respective properties or assets may be bound or affected. The consummation by Company of the transactions contemplated by this Agreement will not result in any violation, conflict, breach, termination, acceleration or creation of Liens under any of the terms, conditions or provisions described in clauses (i) through (iii) of the preceding sentence, subject (A) in the case of the terms, conditions or provisions described in clause (ii) above, to obtaining (prior to the Effective Time) Company Required Statutory Approvals and the Stockholders’ Approval and (B) in the case of the terms, conditions or provisions described in clause (iii) above, to obtaining (prior to the Effective Time) consents from lessors or other third parties that are listed in the Company Disclosure Schedule. Excluded from the foregoing sentences of this paragraph (b), insofar as they apply to the terms, conditions or provisions described in clauses (ii) and (iii) of the first sentence of this paragraph (b) are such violations, conflicts, breaches, defaults, terminations, accelerations, payments, compensations or creations of Liens that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Company or materially impair Company’s ability to perform its obligations under this Agreement.

(c) Except for Company Required Statutory Approvals, no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any governmental or regulatory body or authority is necessary for the execution and delivery of this Agreement by Company or the consummation by Company of the transactions contemplated thereby. Excluded from the foregoing sentence are such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company or materially impair Company’s ability to perform its obligations under this Agreement.

(d)  The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock (the “Stockholders’ Approval”) is the only vote of the holders of any class or series of Company’s Capital Stock necessary to approve the Merger and the consummation of the transactions contemplated hereby.

5.5    SEC Documents.

(a)  Company has previously delivered (except to the extent such filings are publicly available on the EDGAR system) to Acquiror each registration statement, report, proxy statement or information statement (other than preliminary materials) filed by Company with the SEC since January 1, 2002, each in the form (including exhibits and any amendments thereto) filed with the SEC prior to the date hereof, and Company has timely filed all forms, reports and documents required to be filed by it with the SEC pursuant to relevant securities statutes, regulations, policies and rules since January 1, 1999 (collectively, the “Company Reports”). As of their respective dates (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, as of the date so amended, supplemented or superseded), the Company Reports (i) were prepared in accordance with the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations thereunder and complied with the requirements thereof including all of the then applicable accounting requirements and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each of the consolidated balance sheets included in the Company Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of Company and its Subsidiaries as of its date and each of the consolidated statements of operations, cash flows and stockholders’ equity included in the Company Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, cash flows or changes in stockholders’ equity, as the case may be, of Company and its Subsidiaries for the periods set forth therein, in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except, in the case of unaudited statements, for normal year-end audit adjustments and as otherwise may be noted therein. The principal executive officer of Company and the principal financial officer of Company (and each former principal executive officer or principal financial officer of Company) have made the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the rules and regulations of the SEC promulgated thereunder with respect to the Company Reports filed since such certifications have been required. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(b)  Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act; such controls and procedures are effective to ensure that all material information concerning Company and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of Company’s filings with the SEC and other public disclosure documents. Since January 1, 1999, Company has not received notice from the SEC or any other Governmental Entity that any of its accounting policies or practices are the subject of any review, inquiry, investigation or challenge other than comments from the SEC on Company filings which comments have either been satisfied or withdrawn by the SEC.

(c)  Company has not filed any report with the SEC or any other securities regulatory authority or any securities exchange or other self regulatory authority that, as of the date of this Agreement, remains confidential.

5.6     Absence of Undisclosed Liabilities.    Except as set forth in Section 5.6 of the Company Disclosure Schedule, Company did not have at December 31, 2002, nor, to the knowledge of Company, has it incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, and there is no existing condition, situation or circumstance that reasonably could be expected to result in such a liability or obligation, except liabilities, obligations, contingencies, conditions, situations or circumstances which (a) are disclosed in the Company Reports, (b) were incurred after December 31, 2002 in the ordinary course of business and consistent with past practices, (c) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company or (d) have been discharged or paid in full prior to the date hereof. Company has not been a party to any securitization transactions or “off-balance sheet arrangements” (as defined in Item 303 of Regulation S-K of the Exchange Act) at any time since January 1, 1999.

5.7     Absence of Certain Changes or Events.    Except as set forth in or contemplated by this Agreement or the Company Disclosure Schedule, since December 31, 2002, Company has not suffered or experienced any Material Adverse Effect. Since June 30, 2003, the Company has not engaged in any material transaction of a kind or taken any action that would be prohibited (or otherwise would require the consent of Acquiror) pursuant to Section 6.1(a), Section 6.1(b), Section 6.1(c), Section 6.1(d)(ii), Section 6.1(d)(iii), Section 6.1(d)(iv), Section 6.1(d)(v), Section 6.1(f), Section 6.1(g), Section 6.1(h), Section 6.1(i), Section 6.1(k), Section 6.1(l) and Section 6.1(n) with respect to the foregoing subsections of Section 6.1 if such transaction occurred after the date hereof and prior to the Closing, except for matters (a) set forth in Section 5.7 of the Company Disclosure Schedule, or (b) disclosed in the Company Reports.

5.8     Litigation

(a)  Other than matters existing or arising under Regulatory Laws in connection with the transactions contemplated by this Agreement which are to be dealt with as provided in Section 6.5, there are no claims, suits, actions or proceedings pending or, to the knowledge of Company, threatened against, relating to or affecting Company before any court, governmental department, commission, agency, instrumentality or authority or any arbitrator that seek to restrain or enjoin the consummation of the Merger or seek other relief or remedy and which would reasonably be expected, either alone or in the aggregate with all such claims, actions or proceedings not otherwise disclosed in Section 5.8 of the Company Disclosure Schedule, to have a Material Adverse Effect on Company. Except as set forth in the initial clause of the preceding sentence, neither Company nor any of its Subsidiaries is subject to any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator, which prohibits or restricts the consummation of the transactions contemplated by this Agreement or which would reasonably be expected, either alone or in the aggregate with all judgments, decrees, injunctions, rules or orders, to have a Material Adverse Effect on Company, or which restricts the conduct of the business of Company or any of its Subsidiaries or the ability of Company or any of its Subsidiaries to compete freely with any other Person. Except as disclosed in Section 5.8 of the Company Disclosure Schedule, there are no (i) material claims, suits, actions or proceedings pending against Company or any of its Subsidiaries, or (ii) to the knowledge of Company, material investigations or threatened material claims, suits, actions or proceedings against Company or any of its Subsidiaries.

(b)  Section 5.8 of the Company Disclosure Schedule sets forth each action, suit, investigation or proceeding pending as of the date of this Agreement against Company or any Subsidiary of Company, or any director, officer or employee of Company or any Subsidiary of Company alleging any violation of federal or state securities laws, the DGCL or the rules or regulations of the NYSE.

5.9     No Violation of Law.    Neither Company nor any of its Subsidiaries is in violation of or has been given notice or been charged with any violation of, any law, statute, order, rule, regulation, ordinance or judgment of any governmental or regulatory body or authority, except for violations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Company. Company and its Subsidiaries have all permits, licenses, approvals, authorizations of and registrations with and under all laws, and from all Governmental Entities, required by Company and its Subsidiaries to carry on their respective businesses as currently conducted, except where the failure to have such permits, licenses, approvals, authorizations and registrations, individually or in the aggregate with such other failures not otherwise disclosed in Section 5.9 of the Company Disclosure Schedule, would not reasonably be expected to have a Material Adverse Effect on Company.

5.10     Compliance with Agreements.    Except as set forth in Section 5.10 of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries is in breach or violation of or in default in the performance or observance of any term or provision of, and no event has occurred which, with lapse of time or action by a third party, could result in a default under, (a) the charter or by-laws of Company or (b) the contracts, commitments, agreements, leases, licenses, and other instruments of Company or its Subsidiaries, except, in the case of clause (b) above, for breaches, violations and defaults which, alone or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Company.

5.11     Taxes.

Except as set forth in Section 5.11 of the Company Disclosure Schedule,

(a)  Company and its Subsidiaries have (i) duly filed with the appropriate Governmental Entities all Tax Returns required to be filed, and such filed Tax Returns are correct and complete in all material respects, (ii) duly paid in full or made adequate provision for the payment of all Taxes for all applicable periods and (iii) duly withheld and paid all Taxes required by applicable law to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, or other third party. No claim has ever been made by an authority in a jurisdiction where any of Company or its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. The liabilities and reserves for Taxes reflected in the balance sheet included in the Company Reports are adequate to cover all Taxes of Company and its Subsidiaries for all periods ending at or prior to the date of such balance sheet and there are no material Liens for Taxes upon any property or asset of either of Company or any of its Subsidiaries, except for Liens for Taxes not yet due. No audit or administrative or judicial Tax proceeding is pending or being conducted with respect to Company or any of its Subsidiaries. Neither Company nor any Subsidiary has received any written notice indicating an intent to open an audit or other review, a request for information related to Tax matters, or notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed. Company has delivered to Acquiror correct and complete copies of all federal income Tax Returns filed for 1999, 2000, 2001 and 2002, and for all other open years. There are no unresolved issues of law or fact which, to the knowledge of Company, exist or which arise out of a notice of deficiency, proposed deficiency or assessment from the Internal Revenue Service or any other governmental taxing authority with respect to Taxes of Company or its Subsidiaries. Neither Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency other than waivers and extensions which are no longer in effect. Neither Company nor any of its Subsidiaries has any request for a material ruling in respect of Taxes pending before any Governmental Entity. Neither Company nor any of its Subsidiaries is a party to any agreement providing for the allocation or sharing of Taxes with any entity that is not, directly or indirectly, the Company or a wholly owned Subsidiary of Company. Neither Company nor any of its Subsidiaries has any liability for Taxes on gains required to be recognized under Section 355(e) of the Code or has made any election under Section 341(f) of the Code. Excluded from this Section 5.11 are any Taxes, Tax Returns or other matters pertaining to Taxes of Company which, alone or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Company.

(b)  Neither Company nor any Subsidiary is a party to any agreement, contract, arrangement or plan that has resulted or would result, whether as a result of the Merger or the other transactions contemplated by this Agreement, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Code § 280G, or (ii) any amount that will not be fully deductible as a result of Code § 162(m).

5.12    Tax Treatment.

Neither Company nor any of its Subsidiaries has taken or agreed to take any action, or is aware of any fact or circumstance with respect to Company or its Subsidiaries, that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

5.13    Employee Benefit Plans; ERISA.

(a) (1)  Section 5.13 of the Company Disclosure Schedule lists (A) each plan, program, arrangement, practice and policy under which one, or more than one, current or former officer, employee or director of Company or a Subsidiary of Company has any right to employment, to purchase or receive any stock or other securities of Company or a Subsidiary of Company or to receive any compensation (whether in the form of cash or stock or otherwise) or benefits of any kind or description whatsoever in any material amount or under which Company or a Subsidiary of Company has any material liability and (B) each employee benefit plan within the meaning set forth in Section 3(3) of ERISA under which the Company or a Subsidiary has any liability.

(2)  Each plan, program, arrangement, practice and policy described in Section 5.13(a)(1) shall be referred to individually as a “Union Plan” and shall be referred to collectively as the “Union Plans” if described in Section 414(f) of the Code, and each other plan, program, arrangement, practice and policy described in Section 5.13(a)(1) shall be referred to individually as a “Company Plan” and collectively as the “Company Plans”.

(b)  The Company has delivered to Acquiror (i) a current, complete and accurate copy of each Company Plan which is set forth in writing (and any related trust, insurance contract or other funding arrangement) and a written summary of each Company Plan which is not set forth in writing and (ii) a copy of the most recent Annual Report (Form 5500) and all related exhibits and reports) for each Company Plan which is subject to ERISA.

(c)  No Company Plan is subject to Title IV of ERISA or Section 412 of the Code, and no Company Plan is a multiemployer plan within the meaning of Section 414(f) of the Code or a plan described in Section 413(c) of the Code. Neither the Company nor a Subsidiary has any liability for any withdrawal or partial withdrawal from any Union Plan and, based on information provided by each Union Plan subject to Title IV of ERISA, the Company has no reason to believe that the either the Company or any Subsidiary would have any liability under Title IV of ERISA to any Union Plan if the Company or a Subsidiary incurred a withdrawal or partial withdrawal from such Union Plan.

(d)  There have been no prohibited transactions within the meaning of Section 406 or Section 407 of ERISA or Section 4975 of the Code with respect to any of the Company Plans that could result in penalties, taxes, liabilities or indemnification obligations which, individually or in the aggregate, could have a Material Adverse Effect on Company, and there has been no other event, or more than one other event, with respect to any Company Plan that could result in any liability for the Company or any Subsidiary related to any excise Taxes under the Code or to any liabilities under ERISA which could have a Material Adverse Effect on Company.

(e)  Each Company Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service on the plan as currently in effect or has pending an application for such a determination letter from the Internal Revenue Service on the plan as currently in effect, and the Company is not aware of any reason likely to result in the revocation of any favorable determination letter which has been received or in the Internal Revenue Service declining to issue a favorable determination letter on a pending application. The Company has provided to Acquiror a copy of the most recent Internal Revenue Service favorable determination letter with respect to each such Company Plan and, if such letter does not cover a Company Plan as currently in effect, a copy of the application to the Internal Revenue Service for such a letter.

(f)  Each Company Plan has been maintained and administered in substantial compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including but not limited to ERISA and the Code, which are applicable to such Company Plan or to the Company or any Subsidiary as a sponsor, a plan administrator or a fiduciary of such Company Plan. If a former Company Plan has been terminated by or all or any part of the liabilities of the Company or any Subsidiary for any current or former Company Plan or Union Plan have been transferred to another employer, such termination or transfer was properly effected and neither Company nor any of its Subsidiaries has any further liability with respect to such termination or transfer.

(g)  Except as set forth in Section 5.13 of the Company Disclosure Schedule, neither the requisite corporate or stockholder approval of, nor the consummation of, the transactions contemplated by this Agreement will (either alone or together with any other event, including, any termination of employment) entitle any current or former officer, employee, director or other independent contractor of the Company or a Subsidiary to any change in control payment or benefit, transaction bonus or similar benefit or severance pay or accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Company Plan.

(h)  Except as set forth in Section 5.13 of the Company Disclosure Schedule, neither the Company nor any Subsidiary has any material liability in respect of post-retirement health, medical or life insurance benefits for any current or former officer, employee, director or independent contractor except as required to avoid excise Tax under Section 4980B of the Code.

(i)  All contributions and other payment due from the Company or any Subsidiary with respect to each Company Plan and each Union Plan have been made or paid in full or are shown in the Company Reports, and all of the assets which have been set aside in a trust, escrow account or insurance company separate account to satisfy any obligations under any Company Plan are shown on the books and records of each such trust or account at their current fair market value as of the most recent valuation date for such trust or account, and the fair market value of all such assets as of each such valuation date equals or exceeds the present value of any obligation under any Company Plan.

(j)  There are no pending or threatened claims with respect to a Company Plan (other than routine and reasonable claims for benefits made in the ordinary course of the plan’s operations) or with respect to the terms and conditions of employment or termination of employment of any current or former officer, employee or independent contractor of the Company or a Subsidiary, which claims could reasonably be expected to result in any material liability to the Company or a Subsidiary, and no audit or investigation by any domestic or foreign governmental or other law enforcement agency is pending or, to the knowledge of the Company or a Subsidiary, has been proposed with respect to any Company Plan.

(k)  Section 5.13 of the Company Disclosure Schedule sets forth the number of individuals who were performing services for Company on September 1, 2003 who were classified by Company as independent contractors. Each individual who performs, or has performed, services for the Company or a Subsidiary as an employee or as an independent contractor is, or has been, properly classified as an employee or as an independent contractor, except where failure to properly classify such individual(s) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company.

(l)  Vesting for options which are outstanding under Company Stock Option Plans, including accelerated vesting which will occur at the Effective Time, has been effected in accordance with the terms of the plans and with the rules of the New York Stock Exchange, and the interests in or shares available for issuance under each such Company Stock Option Plan are properly registered pursuant to the Securities Act on a Form S-8.

5.14    Labor.    Except as set forth in Section 5.14 of the Company Disclosure Schedule, there are no controversies pending or, to the knowledge of Company, threatened between Company or any of its Subsidiaries and any representatives of any of their employees. To the knowledge of Company, there are no organizational efforts presently being made involving any of the presently unorganized employees of Company or its Subsidiaries and no executive or key employee or group of employees of Company has any plan to terminate his or her employment with Company or has threatened to do so. Company and its Subsidiaries have complied with all laws relating to employment and labor, including, any provisions thereof relating to wages, hours, collective bargaining and the payment of social security and similar Taxes. No person has asserted that Company or any of its Subsidiaries is liable for any arrears of wages or any Taxes or penalties for failure to comply with any of such laws. Excluded from the foregoing sentences of this Section 5.14 are controversies, organizational efforts, non-compliance and liabilities which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Company.

5.15    Real Estate.

(a)  Section 5.15 of the Company Disclosure Schedule sets forth the address of all real property owned by Company or any Subsidiary of Company as of the date hereof (the “Owned Real Property”). Company or one of its Subsidiaries, as applicable, holds good and marketable title to the Owned Real Property, free and clear of all

Liens except for (i) Liens for current Taxes or assessments that are not yet delinquent, (ii) builder, mechanic, warehousemen, materialmen, contractor, landlord, workmen, repairmen, carrier or other similar Liens arising and continuing in the ordinary course of business for obligations that are not yet delinquent, (iii) the rights, if any, of vendors having equipment associated with equipment financed by the Company and its Subsidiaries, (iv) Liens arising from the receipt by Company and its Subsidiaries of progress payments by the United States government, (v) Liens securing rental payments under capital lease arrangements and (vi) other Liens which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company.

(b)  Section 5.15 of the Company Disclosure Schedule sets forth the address of all material real property in which Company or any Subsidiary of Company holds a leasehold or subleasehold estate (the “Leased Real Property”; the leases or subleases for such Leased Real Property being referred to as the “Leases”). With respect to each of the Leases: (i) Company or such Subsidiary, as applicable, holds good and marketable title to the leasehold or subleasehold interest thereunder; and (ii) neither Company nor any Subsidiary has assigned, subleased, mortgaged, deeded in trust or otherwise transferred or encumbered such Lease, or any interest therein, except as set forth in Section 5.15 of the Company Disclosure Schedule.

5.16    Environmental Matters.

(a)  Except as set forth in Section 5.16 of the Company Disclosure Schedule, Company and its Subsidiaries have conducted their business in compliance with all Environmental Laws, including having all permits, licenses and other approvals and authorizations necessary for the operation of their business as presently conducted. Company and its Subsidiaries have not received any notices, demand letters or requests for information from any Governmental Entity, which has not heretofore been resolved with such Governmental Entity, indicating that Company or any of its Subsidiaries may be in violation of, or liable under, any Environmental Law. There are no civil, criminal or administrative actions, suits, demands, claims, hearings, investigations or proceedings pending or to the knowledge of Company, threatened against Company or any of its Subsidiaries relating to any violation of or liability under, or alleged violation of or liability under, any Environmental Law. Neither Company nor any of its Subsidiaries has disposed of Hazardous Substances at a location that requires remediation under Environmental Laws. There has been no Release of Hazardous Substances which requires remediation under Environmental Laws at any property currently owned or operated by Company or its Subsidiaries, nor, to Company’s knowledge has there been a Release of Hazardous Substances that requires remediation under Environmental Laws at any property formerly owned or operated by Company or its Subsidiaries during the period of such ownership or operation. Excluded from this Section 5.16 are any violations, liabilities, Releases, matters, or conditions that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Company.

(b)  There has been no material environmental investigation, study, audit, test, review or other analysis conducted by or on behalf of Company of which Company has knowledge in relation to the current or prior business of Company or any of its Subsidiaries or any property or facility now or previously owned or leased by Company or any of its Subsidiaries that Company has not provided to Acquiror prior to the date of this Agreement.

(c)  Except as set forth in Section 5.15 of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries owns, leases or operates any real property, or conducts or has conducted any operations, in New Jersey or Connecticut.

(d)  For purposes of clause (a) of this Section 5.16, the terms “Company” and “Subsidiary” shall include any entity that is, in whole or in part, a predecessor in interest of Company or any of its Subsidiaries under applicable corporate law.

5.17    Contracts and Commitments; Suppliers and Customers

(a)  Except for contracts, commitments, agreements, leases, licenses, and other instruments disclosed in Section 5.17 of the Company Disclosure Schedule (collectively, the “Material Contracts”), neither Company nor any of its Subsidiaries is a party to or bound by: (a) any agreements with any present Stockholder, employee, officer or director (or former stockholder, employee, officer or director to the extent there remain at the date hereof obligations to be performed by Company or any of its Subsidiaries); (b) any material agreements with a consultant, sales representative, agent or dealer not terminable upon 30 days written notice; (c) agreements or indentures relating to the borrowing of money or the deferred purchase price of property (in either case whether or not secured in any way), or any guarantee of any of the foregoing, having a remaining balance on the date hereof in an amount exceeding $2,500,000 or in respect of which Company or one of its Subsidiaries is not authorized to prepay the related indebtedness on 30 days or less advance notice; (d) any partnership, joint venture, profit-sharing or similar agreement; (e) contracts, not entered into in the ordinary course of business on an arm’s-length basis, that are material to Company; (f) any collective bargaining agreements, memoranda or understanding, settlements or other labor agreements with any union or labor organization applicable to Company, its Affiliates or their employees; (g) any agreements or arrangements for the acquisition or sale of any business of Company entered into since January 1, 2001 (or, without regard to such date, to the extent any indemnification or similar obligations of Company or any of its Subsidiaries exist as of the date of this Agreement) or any such agreement or arrangement, regardless of when such agreement or arrangement was entered into, that has not yet been consummated or in respect of which Company or any of its Subsidiaries has any remaining obligations (whether by merger, sale or purchase of assets or stock, consolidation, share exchange or otherwise); (h) any agreement which imposes non-competition or non-solicitation restrictions, or any “exclusivity” or similar provision or covenant, including any organizational conflict of interest prohibition, restriction, representation, warranty or notice provision or any other restriction on future contracting set forth in Company’s Government Contracts; (i) any employment, severance or other similar agreement which contains a change of control or “golden parachute” provision; and (j) any other agreements to which Company or any of its Subsidiaries is a party or by which they or any of their assets are bound and which involves consideration or other obligation in excess of $10,000,000 annually.

(b)  Since January 1, 2001 (i) no supplier or customer of Company or any of its Subsidiaries has canceled or otherwise terminated its relationship with Company or any of its Subsidiaries, except for such cancellations and terminations that, individually or in the aggregate, would not reasonably be expected to have, a Material Adverse Effect on Company, (ii) to the knowledge of Company, no supplier or customer of Company or any of its Subsidiaries has provided written notice to Company or any of its Subsidiaries of its intent either to terminate its relationship with Company or any of its Subsidiaries or to cancel any material agreement with Company or any of its Subsidiaries, except for such terminations and cancellations that, individually or in the aggregate, would not reasonably be expected to have, a Material Adverse Effect on Company, (iii) to the knowledge of Company, none of the suppliers of Company or any of its Subsidiaries is unable to continue to supply the products or services supplied to Company or any of its Subsidiaries by such supplier, except for such inabilities that, individually or in the aggregate, would not reasonably be expected to have, a Material Adverse Effect on Company, and (iv) except as set forth in Section 5.17 of the Company Disclosure Schedule, Company and its Subsidiaries have no direct or indirect ownership interest in any supplier or customer of Company or any of its Subsidiaries that is material to Company and its Subsidiaries taken as a whole.

5.18    Intellectual Property Rights.

(a)  (i) Except as set forth in Section 5.18 of the Company Disclosure Schedule, Company and its Subsidiaries own all right, title and interest in or have valid and enforceable rights to use, by license or other agreement, all of the Intellectual Property Rights that are currently used in the conduct of Company’s or any of its Subsidiary’s business, free of all liens, pledges, charges, options, rights of first refusal, security interests or other encumbrances of any kind, (ii) no action, claim, arbitration, proceeding, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) has commenced, been brought or heard by or before any Governmental Entity or arbitrator or is pending or is threatened in writing by any third Person with respect to any Intellectual Property Rights owned or used by Company or any of its Subsidiaries in connection with their respective businesses as currently conducted, including any of the foregoing that alleges that the operation of any such business infringes, misappropriates, impairs, dilutes or otherwise violates the rights of others, and there are no grounds for the same, and Company and its Subsidiaries are not subject to any outstanding injunction, judgment, order, decree, ruling, charge, settlement, or other dispute involving any third

Person’s Intellectual Property Rights, and (iii) to the knowledge of Company, no Person has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating, any Intellectual Property Rights owned or used by Company or any of its Subsidiaries in connection with their respective businesses as currently conducted and neither Company nor any of its Subsidiaries has brought or threatened any such claims, suits, arbitrations or other adversarial proceedings against any third party that remain unresolved. Excluded from the foregoing provisions of this Section 5.18 are matters that, individually or in the aggregate with other such matters not otherwise disclosed in Section 5.18 of the Company Disclosure Schedule, would not reasonably be expected to have a Material Adverse Effect on Company. All of the material Intellectual Property owned or used by Company or any of its Subsidiaries prior to the Closing will be owned or available for use by Company and its Subsidiaries immediately after the Closing on substantially the same terms and conditions as prior to the Closing.

(b)  For purposes of this Agreement, “Intellectual Property Rights” means any or all rights in, arising out of or associated with any of the following: (i) all United States, international and foreign patents and patent applications (including all reissues, reexaminations, divisionals, renewals, extensions, provisionals, continuations, continuations-in-part, patent disclosures, mask works and integrated circuit topographies) and all equivalents thereof; (ii) all computer software (including source and object code) and related documentation, confidential information, trade secrets, inventions (whether patentable or not), business information, customer lists, know how, show how, technology and all documentation relating to any of the foregoing; (iii) all United States and foreign copyrights, copyright registrations and applications therefor in both published and unpublished works; (iv) all United States and foreign trademarks and service marks (whether or not registered), trade names, designs, logos, slogans and general intangibles of like nature, together with all goodwill appurtenant thereto, and applications for registration of any of the foregoing; and (v) Internet domain name registrations and applications therefor.

5.19    Section 203 of the DGCL Not Applicable.    The Board of Directors of Company has approved the Merger, this Agreement and the transactions contemplated hereby and thereby, and such approval is sufficient to render inapplicable to the Merger and the other transactions contemplated hereby the restrictions contained in Section 203 of the DGCL, and no other antitakeover or similar statute or regulation of the State of Delaware or any other state or jurisdiction applies or purports to apply to any such transactions.

5.20    Government Contracts.    Except as set forth in Section 5.20 of the Company Disclosure Schedule, to the knowledge of Company, with respect to any Government Contracts, there is, as of the date of this Agreement, no (a) civil fraud or criminal investigation by any Governmental Entity that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Company, (b) suspension or debarment proceeding (or equivalent proceeding) against Company or any of its Subsidiaries that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Company, (c) request by a Governmental Entity for a contract price adjustment based on a claimed disallowance by the Defense Contract Audit Agency (or other applicable Governmental Entity) or claim of defective pricing in excess of $1,000,000, (d) dispute between Company or any of its Subsidiaries and a Governmental Entity which, since December 31, 2000, has resulted in a government contracting officer’s final decision where the amount in controversy exceeds or is expected to exceed $1,000,000 or (e) claim or request for equitable adjustment by Company or any of its Subsidiaries against a Governmental Entity in excess of $1,000,000.

5.21    Relations with Governments.    To the knowledge of Company, neither Company nor any of its Subsidiaries, nor any director, officer, agent or employee of Company or any of its Subsidiaries, has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (b) made any unlawful payment or offered anything of value to foreign or domestic government officials or employees or to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, (c) made any other unlawful payment, or (d) violated any applicable export control, money laundering or anti-terrorism law or regulation, nor have any of them otherwise taken any action which would cause Company or any of its Subsidiaries to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any applicable law of similar effect.

5.22    Stockholder Rights Plan.    The Board of Directors of Company has approved the Merger, this Agreement and the transactions contemplated hereby, and such approval is sufficient to render, with respect to the Merger, this Agreement and the transactions contemplated hereby, the rights of holders of Company Common Stock to acquire Company Common Stock or any shares of capital stock of Company or any of its Subsidiaries under the Rights Agreement inapplicable such that, upon the consummation of the Merger as contemplated by this Agreement, the Rights issued under the Rights Agreement shall expire in accordance with the terms of the Rights Agreement and not become exercisable as a result of the Merger or any of the other transactions contemplated by this Agreement, and, upon consummation of the Merger as contemplated by this Agreement, the Rights Agreement shall terminate in accordance with its terms without any payments being made or due and payable by Company or any of its Subsidiaries or Acquiror or any of its Subsidiaries.

5.23    No Existing Discussions.    As of the date of this Agreement, Company is not engaged, directly or indirectly, in any negotiations or discussions with any other party with respect to an Acquisition Proposal.

5.24    Disclosure Documents.    None of the information supplied or to be supplied by Company for inclusion or incorporation by reference in the Proxy Statement/Prospectus or any amendment or supplement thereto shall, at the date the Proxy Statement/Prospectus or any such amendment or supplement is first mailed to the Company Common Stockholders of Company or at the time of the Stockholders’ Approval contain any untrue statement of a material fact or omit any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by Company for inclusion or incorporation by reference in the Form S-4 or any amendment or supplement thereto will, at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, not misleading. No representation or warranty is made by Company in this Section 5.24 with respect to statements made or incorporated by reference therein based on information that was not supplied by Company or its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement/ Prospectus or the Form S-4. The Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act.

5.25    Advisors’ Fees.    Except for Relational Advisors LLC, a copy of whose engagement agreement has been provided to Acquiror prior to the date of this Agreement, there is no investment banker, broker, finder, financial advisor or other intermediary that has been retained by or is authorized to act on behalf of Company or any of its Subsidiaries who might be entitled to any fee from Company or any of its Subsidiaries (including, after the consummation of the Merger from Acquiror or any of its Subsidiaries) in connection with the Merger or any of the other transactions contemplated by this Agreement.

5.26    Opinion of Financial Advisor.    Company has received the opinion of Relational Advisors LLC, financial advisor to Company, to the effect that, as of the date of this Agreement, the Merger Consideration is fair to the Stockholders from a financial point of view.

5.27    Certain Loans and Other Transactions.    Except as set forth on Section 5.27 of the Company Disclosure Schedule, no present or former director, officer or employee (or Person affiliated with any such director, officer or employee) of Company or any of its Subsidiaries owes money to Company or any of its Subsidiaries pursuant to a loan or other arrangement. Section 5.27 of the Company Disclosure Schedule sets forth for each such loan or other arrangement the initial principal amount, amount outstanding as of December 31, 2002, interest rate and maturity date. Except as set forth in Company Reports, since January 1, 2000, no event has occurred that would be required to be reported as a “Certain Relationship or Related Transaction” disclosure pursuant to Item 404 of Regulation S-K promulgated by the SEC.

5.28    Insurance.    All material insurance policies of Company and its Subsidiaries, including the Fiduciary Liability insurance policy previously delivered to Acquiror (the “Insurance Policies”) are in full force and effect and provide insurance in such amounts and against such risks as the management of Company reasonable has determined to be prudent in accordance with industry practices or as is required by law. Neither Company nor any of its Subsidiaries is in material breach or default, and neither Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of any of the Insurance Policies. No notice of cancellation or termination has been received by Company with respect to any such Insurance Policy other than as is customary in connection with renewals of existing Insurance Policies.

5.29    No Additional Representations.    Company acknowledges that neither Acquiror nor Acquisition Sub, nor any other Person advising or acting on behalf of Acquiror, Acquisition Sub, or any Affiliate of Acquiror or Acquisition Sub, has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Acquiror or Acquisition Sub or the business conducted by Acquiror or Acquisition Sub, in each case, except as expressly set forth in this Agreement.

ARTICLE 6

COVENANTS

6.1    Conduct of Business by Company Pending the Merger.    After the date hereof and except as set forth in Section 6.1 of the Company Disclosure Schedule, prior to the Closing Date or earlier termination of this Agreement, unless Acquiror shall otherwise agree in writing, Company shall, and shall cause its Subsidiaries, subject to restrictions imposed by applicable law, to:

(a)  conduct its business in the ordinary and usual course of business and consistent with past practice;

(b)  not (i) amend or propose to amend its certificate of incorporation or by-laws, (ii) split, combine or reclassify its outstanding capital stock, (iii) declare, set aside or pay any dividend or distribution payable in stock or property other than dividends payable upon the Company Preferred Stock pursuant to the existing terms thereto, or (iv) repurchase, redeem or otherwise acquire any of its outstanding share of capital stock, other than the Company Preferred Stock in accordance with the provisions of Section 6.14;

(c)  not issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional shares of, or any options, warrants or rights of any kind to acquire any shares of its or its Subsidiaries’ capital stock, or any debt or equity securities convertible into, exchangeable for or exercisable for such capital stock, or enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing, except for issuances of Company Common Stock pursuant to the exercise of rights or options outstanding as of the date of this Agreement under the Company Stock Option Plans and Company Warrants outstanding as of the date of this Agreement;

(d)  not (i) incur or become contingently liable with respect to any indebtedness for borrowed money, (ii) redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock, (iii) make any acquisition of any assets or businesses or any other capital expenditures other than expenditures for fixed or capital assets in the ordinary course of business, (iv) sell, pledge, dispose of or encumber any assets or businesses other than sales in the ordinary course of business, (v) loan, advance funds or make any investment in or capital contribution to any other Person other than to any Subsidiary, or (vi) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(e)  use commercially reasonable efforts to preserve intact its business organizations and goodwill, keep available the services of its present officers and key employees, preserve the goodwill and business relationships with customers, suppliers and others having business relationships with Company and not engage in any action, directly or indirectly, with the intent to adversely impact the transactions contemplated by this Agreement;

(f)  use commercially reasonable efforts to maintain with financially responsible insurance companies insurance on its tangible assets and its business in such amounts and against such risks and losses as are consistent with past practice;

(g)  not enter into any plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Company or any of its Subsidiaries (other than the transactions contemplated by this Agreement);

(h)  not alter, through merger, liquidation, reorganization, restructuring or any other fashion, the corporate structure or ownership of any of Company’s Subsidiaries;

(i)  not enter into any sale, lease or license or suffer to exist any Lien (except for Permitted Liens) in respect of any of its assets, other than (i) Liens securing intercompany indebtedness, (ii) sales or dispositions of property or inventory in the ordinary course of business consistent with past practice, (iii) leases and licenses with a term of less than one year of property in the ordinary course of business consistent with past practice, (iv) leases and licenses with a term of at least one year of property in the ordinary course of business consistent with past practice and (v) sales, leases or licenses with respect to immaterial assets;

(j)  except for loans, advances, capital contributions or investments made to a wholly-owned Subsidiary of Company in the ordinary course of business consistent with past practice, not make any loan, advance or capital contribution to, or investments in, any other Person;

(k)  except as required by generally accepted accounting principles, not revalue in any material respect of any of its assets, including writing down the value of inventory or writing-off notes or accounts receivables other than in the ordinary course of business consistent with past practice, or change any method of accounting or accounting principles or practice;

(l)  except as required by law or as is consistent with past practice, not make or change any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, extend or waive any applicable statute of limitations with respect to Taxes, file any amended Tax Returns, enter into any closing agreement in respect of any Tax claim, audit or assessment, or surrender any right to claim a Tax refund, offset or other reduction in Tax liability;

(m)  not (i) grant any severance, retention or termination pay to, or amend any existing severance, retention or termination arrangement with, any current or former director, officer or employee of Company or any of its Subsidiaries, (ii) increase or accelerate the payment or vesting of, benefits payable under any existing severance, retention or termination pay policies or employment agreements, (iii) enter into or amend any employment, consulting, deferred compensation or other similar agreement with any director, officer, consultant or employee of Company or any of its Subsidiaries, (iv) establish, adopt or amend (except as required by applicable law) any collective bargaining agreement, bonus, profit-sharing, thrift, pension, retirement, post-retirement medical or life insurance, retention, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any present or former director, officer or employee, or any beneficiaries thereof, of Company or any of its Subsidiaries or (v) increase the compensation, bonus or other benefits payable to any director, officer or employee of Company or any of its Subsidiaries, except for salary increases as a result of employee promotions in the ordinary course of business consistent with past practice or required by the terms of existing arrangements, policies or agreements set forth in the Company Disclosure Schedule; or

(n)  enter into or authorize an agreement with respect to any of the foregoing actions, or commit to take any action to effect any of the foregoing actions.

6.2    Control of Operations.    Nothing contained in this Agreement shall give to Acquiror, directly or indirectly, rights to control or direct the operations of Company prior to the Effective Time. Prior to the Effective Time, Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its and its Subsidiaries’ operations.

6.3    No Solicitation by Company.

(a)  Company agrees that it and its Subsidiaries will not (and Company will not permit its or its Subsidiaries’ officers, directors, employees, agents or representatives, including any investment banker or other financial advisor, attorney, consultant, accountant or other Person retained by Company or any of its Subsidiaries, to):

(i)  directly or indirectly, solicit, initiate or knowingly facilitate or encourage the making by any Person (other than Acquiror and its Subsidiaries) of any inquiry, proposal or offer (including any proposal or offer to Company’s Stockholders) that constitutes or would reasonably be expected to lead to, a proposal for any tender offer, merger, consolidation, recapitalization, reorganization, share exchange, business combination, liquidation, dissolution or similar transaction involving Company or any of its Subsidiaries and a third party, or any acquisition by a third party of any Company Capital Stock (other than upon the exercise of the Company Stock Options that are outstanding on the date hereof in accordance with their terms) or any business or assets of Company or any of its Subsidiaries (other than acquisitions of a business or assets in the ordinary course of business that constitute less than 5% of the net revenues, net operating income and assets of Company and its Subsidiaries, taken as a whole), or any combination of the foregoing, in a single transaction or a series of related transactions (in each case, an “Acquisition Proposal”);

(ii)  directly or indirectly, participate or engage in discussions or negotiations concerning an Acquisition Proposal (and Company, its Subsidiaries and all such Persons shall immediately cease and cause to be terminated any existing discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal), or furnish or disclose to any Person any information with respect to or in furtherance of any Acquisition Proposal, or provide access to its properties, books and records or other information or data to any Person with respect to or in furtherance of any Acquisition Proposal;

(iii)  grant any waiver or release under any confidentiality agreement, standstill agreement or similar agreement with respect to Company or any of its Subsidiaries; or

(iv)  execute or enter into any agreement, understanding or arrangement with respect to any Acquisition Proposal, or approve or recommend or propose to approve or recommend any Acquisition Proposal or any agreement, understanding or arrangement relating to any Acquisition Proposal (or resolve or authorize or propose to agree to do any of the foregoing actions).

(b)  Nothing contained in the foregoing Section 6.3(a) shall prevent Company or its Board of Directors, at any time prior to receipt of Stockholders’ Approval with respect to the Merger, from (i) taking and disclosing to the Stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders required to be made by applicable statute, law, rule or regulation in connection with the making or amendment of a tender offer or exchange offer) or from making any legally required disclosure to stockholders with regard to any Acquisition Proposal; provided, however, that neither Company nor the Board of Directors of Company shall, except as specifically permitted by Section 6.4(b), withdraw, withhold, modify or change any recommendation regarding this Agreement, the Merger or the other transactions contemplated hereby or approve, recommend or declare advisable any Acquisition Proposal, and (ii) providing information (pursuant to a confidentiality agreement in substantially the same form and on substantially the same terms as the Confidentiality Agreement and which does not prevent Company from complying with its obligations under this Agreement) to or engaging in any negotiations or discussions with any Person or group who has made an unsolicited bona fide Acquisition Proposal with respect to all of the outstanding shares of capital stock of Company or all or substantially all of the assets of Company if, with respect to such actions, (x) in the good faith judgment of the Board of Directors of Company, taking into account, among other things, the likelihood of consummation and the other terms and conditions of such Acquisition Proposal and after receipt of advice from its financial advisors, such Acquisition Proposal is believed to be reasonably likely to result in a transaction more favorable to the holders of Company Common Stock than the Merger (a “Superior Proposal”) and (y) the Board of Directors of Company, after receipt of advice from its outside legal counsel, determines in good faith that such actions may be required by its fiduciary obligations under Delaware law.

(c)  Company agrees that it will notify Acquiror promptly (and in any event within two Business Days of receipt) if any proposal or offer relating to or constituting an Acquisition Proposal is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, Company or any of its officers, directors, employees, agents or representatives. The notice shall be in writing and state the identity of the Person or group making such request or inquiry or engaging in such negotiations or discussions and the material terms and conditions of any Acquisition Proposal. Thereafter, Company shall keep Acquiror fully informed on a prompt basis (and in any event within two Business Days of receipt) of any material changes, additions or adjustments to the terms of any such proposal or offer.

(d)  Nothing in this Section 6.3 shall permit Company to enter into any agreement with respect to an Acquisition Proposal during the term of this Agreement, it being agreed that, during the term of this Agreement, Company shall not enter into any agreement with any Person with respect to or that provides for, or in any way facilitates, an Acquisition Proposal, other than a confidentiality agreement permitted by Section 6.3(b).

(e)  Notwithstanding any other provision of this Agreement, if, prior to obtaining Stockholders’ Approval with respect to the Merger, the Board of Directors of Company determines, in its good faith judgment, that an Acquisition Proposal is a Superior Proposal, the Board of Directors of Company may terminate this Agreement (subject to Company’s obligations under Article 8); provided, that

(i)  Company provides at least five business days prior written notice to the Acquiror of its intention to terminate this Agreement in the absence of any further action by Acquiror,

(ii)  during such five business day period (or longer period if extended by the mutual agreement of Company and Acquiror), Company agrees to negotiate in good faith with Acquiror regarding such changes as Acquiror may propose to the terms of this Agreement,

(iii)  the Board of Directors of Company determines (after receipt of advice from its outside legal counsel and an independent financial advisor) that the Acquisition Proposal is a Superior Proposal taking into account any modifications to the terms of this Agreement proposed in writing by Acquiror, and the Board of Directors of Company determines in good faith that such actions are required by its fiduciary duties under Delaware law. In the event of termination of this Agreement as provided in this Section 6.3(e), this Agreement shall forthwith become void and there shall be no further obligation on the part of Company, Acquiror, Acquisition Sub or their respective officers or directors, except as provided in Section 8.3 and except that in the case of any such termination, Section 6.6(b), Section 6.8 and Section 9.2 shall survive.

Nothing in this Section 6.3(e) shall relieve Company from liability for any willful or intentional breach of this Agreement.

6.4    Meeting of Company Stockholders.

(a)  Subject to Section 6.7 hereof, Company will take all action necessary in accordance with applicable law and its certificate of incorporation and bylaws to convene as promptly as reasonably practicable after the date hereof a meeting (the “Stockholders’ Meeting”) of the holders of Company Common Stock (the “Company Common Stockholders”) and shall submit the Merger for approval by the Company Common Stockholders at such meeting or any adjournment thereof.

(b)  Subject to Section 6.3, Company, through its Board of Directors, shall recommend approval and adoption of the Merger by the Company Common Stockholders at the Stockholders’ Meeting or any adjournment thereof; provided that the Board of Directors of Company may at any time prior to receipt of the Stockholders’ Approval with respect to the Merger approve, recommend and declare advisable any Superior Proposal, if the Board of Directors of Company determines in good faith after receipt of advice from its outside legal counsel that such action is required by its fiduciary obligations under Delaware law and Company terminates this Agreement as provided for in Section 8.1(d)(iii).

(c)  For the avoidance of doubt and notwithstanding anything to the contrary contained in this Agreement, Company shall not be required to hold the Stockholders’ Meeting if this Agreement is terminated.

6.5    Agreement to Cooperate; HSR Filings.

(a)  Subject to the terms and conditions herein provided, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate and make effective the transactions contemplated by this Agreement, subject, however, to the requisite vote of the Company Common Stockholders. Prior to the Effective Time, (i) Acquiror shall plan and adopt procedures that will expedite, to the fullest extent reasonably and commercially practical: (A) the process in Section 3.4(a) to deliver and otherwise provide to the Stockholders the portion of the Merger Consideration that is Stock Consideration, and (B) procedures for the delivery of shares of Acquiror Common Stock upon exercise of Company Stock Options (which, pursuant to Section 3.1(l), shall be assumed by Acquiror and converted into and become rights with respect to Acquiror Common Stock); and (ii) Company shall, to the fullest extent commercially practical, cooperate with Acquiror in connection with the foregoing and assist Acquiror in such efforts. Prior to the Effective Time, Company shall use commercially reasonable efforts, and Acquiror and Acquisition Sub shall use their commercially reasonable efforts to cooperate and assist Company, to obtain all consents of any third parties that may be necessary for the consummation of the Merger (other than consents from any Governmental Entities which are addressed in Section 6.5(c)).

(b)  Without limitation of the foregoing, Acquiror and Company undertake and agree to file as soon as practicable (and in any event not later than 20 days after the date hereof), if required by law, a Notification and Report Form under the HSR Act with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “DOJ”). If Acquiror or Company reasonably determined that it is so required, Acquiror and Company shall, promptly after the date of this Agreement, prepare and file notifications required under any applicable foreign antitrust laws or regulations in connection with the Merger.

(c)  Each of Acquiror and Company shall, in connection with the efforts referenced in Section 6.5(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other Regulatory Law, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any request by the FTC or DOJ for additional information and documents or any investigation or other inquiry, including any proceeding initiated by a private party; (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the FTC, the DOJ or any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; (iii) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any such other Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Entity or other person, give the other party the opportunity to attend and participate in such meetings and conferences; and (iv) promptly take reasonable actions to respond to inquiries from the FTC, DOJ or any other Governmental Entity regarding the legality under any antitrust law of Acquiror’s acquisition of Company; provided, however, that all obligations in this Section 6.5 shall be subject to applicable laws relating to exchange of information and attorney-client communication and privileges.

(d)  Each of Acquiror and Company undertake to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the transactions contemplated by this Agreement, provided, however, that neither party is required to contest or appeal any such order issued by a United States Court of Appeals.

(e)  Notwithstanding anything in this Agreement to the contrary, neither Acquiror nor any of its Affiliates shall be under any obligation to make proposals, execute or carry out agreements or submit to orders providing for the sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of the Acquiror, any of its Affiliates, or Company or any of its Affiliates, or seeking to impose any material limitation on the ability of Acquiror or any of its Affiliates to conduct their business or own such assets or to acquire, hold or exercise full rights of ownership of Company; provided, however, that

Acquiror shall, if necessary to secure termination of the waiting period under the HSR Act and if requested by Company, offer and agree to sell or otherwise dispose or hold separate assets (through the establishment of a trust or otherwise) of Acquiror, any of its Affiliates or Company that have nominal monetary and strategic value to Acquiror.

6.6    Access to Information.

(a)  Company has given and will continue to give to Acquiror and its accountants, counsel, financial advisors and other representatives (the “Acquiror Representatives”), reasonable access in accordance with the terms of the Confidentiality Agreement during normal business hours to its personnel, properties, books, contracts, commitments and records; provided, however, that no investigation pursuant to this Section 6.6(a) shall amend or modify any representations or warranties made herein or the conditions to the obligations of the respective parties to consummate the Merger; provided, further, that the foregoing right of access shall not require furnishing information that, in the reasonable opinion of counsel, would violate any laws, or any confidentiality agreements with respect to such information.

(b)  The Confidentiality Agreement shall remain in full force and effect until Closing and, if this Agreement is terminated pursuant to Article 8, such Confidentiality Agreement shall continue in accordance with its terms.

(c)  Company shall promptly advise Acquiror in writing when the Company becomes aware of any change or the occurrence of any event after the date of this Agreement having, or which, insofar as can reasonably be foreseen, in the future may have, a Material Adverse Effect on Company.

6.7    Proxy Statement.

(a)  Each of Company and Acquiror shall cooperate and as promptly as practicable prepare, and Acquiror shall file with the SEC, a registration statement on Form S-4 (or other appropriate form) for the purpose of registering under the Securities Act the issuance of Acquiror Common Stock issuable in the Merger (such Form S-4, and any amendments or supplements thereto, the “Form S-4”), which Form S-4 shall contain a prospectus relating to such issuance, which shall include the proxy statement prepared by Company pursuant to Regulation 14A under the Exchange Act with respect to the Stockholders’ Meeting (the “Proxy Statement/Prospectus”). Each of Company and Acquiror shall use their respective reasonable best efforts to have the Proxy Statement/Prospectus cleared by the SEC and the Form S-4 declared effective by the SEC and to keep the Form S-4 effective as long as is necessary to consummate the Merger and any other transactions contemplated thereby (such period the “Effectiveness Period”). Company and Acquiror shall, as promptly as practicable after receipt thereof, provide the other party copies of any written comments, and advise the other party of any oral comments or communications regarding the Proxy Statement/Prospectus or Form S-4 received from the SEC. Company and Acquiror shall cooperate and provide the other with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement/Prospectus or the Form S-4 prior to filing the same with the SEC, and such parties will provide promptly each other with a copy of all such filings made with the SEC.

(b)  Company will use its reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to the Company Common Stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Each of Acquiror and Company shall furnish all information concerning it and the holders of its capital stock as may be reasonably requested in connection with any such action. Each party will advise the other party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the Acquiror Common Stock issuable in connection with the Merger or saleable in any public sale for offering or sale in any jurisdiction or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4.

(c)  Each of Company and Acquiror agrees that the information provided by it for inclusion in the Proxy Statement/Prospectus and the Form S-4 and each amendment or supplement thereto, at the time of mailing thereof and at the time of the Stockholders’ Meeting, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the termination of the Effectiveness Period, there shall occur any event with respect to Company, Acquiror or any of their Subsidiaries, or with respect to any information provided by Company or Acquiror for inclusion in the Proxy Statement/Prospectus or the Form S-4, which event is required to be described in an amendment of or supplement to the Proxy Statement/Prospectus or the Form S-4, such amendment or supplement shall be promptly filed with the SEC, as required by applicable law, and disseminated to the Company Common Stockholders.

6.8    Expenses and Fees.    Except as may be otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated, except that (a) Company and Acquiror shall divide equally the following fees and expenses: (i) the costs incurred in connection with the printing and mailing of the Form S-4 and the Proxy Statement/Prospectus and related documents, (ii) all filing or registration fees paid by Acquiror or Company, including fees payable to the SEC or any state securities commission, but excluding attorneys fees and expenses and (iii) costs incurred in connection with the printing and mailing of the Form of Election, and (b) Acquiror shall pay (i) all filing or registration fees incurred in connection with the Exchange and Guarantee Offer and the Consent Solicitation, and (ii) all costs incurred in connection with the printing and mailing of all materials relating to the Exchange and Guarantee Offer and the Consent Solicitation. From and after the Closing, expenses of Company shall be paid by the Surviving Corporation.

6.9    Public Statements.    Company, on the one hand, and Acquiror and Acquisition Sub, on the other hand, agree that, from the date hereof through the Closing Date, no public release or announcement concerning the transactions contemplated hereby shall be issued or made by any party without the prior consent of the other party or parties (which consent shall not be unreasonably withheld), except (a) as such release or announcement may be required by law or the rules or regulations of any United States securities exchange, in which case the party required to make the release or announcement shall allow the other party or parties reasonable time to comment on such release or announcement in advance of such issuance, and (b) that each of Acquiror, Acquisition Sub and Company and their respective Affiliates may make such an announcement to their respective employees after consultation with the other parties.

6.10    Company Employees.

(a)  As of the Effective Time of the Merger, Acquiror will assume and perform employment-related obligations of Company under the Company Plans, bonus plans, employment policies, collective bargaining agreements, and applicable local, state and federal laws, including without limitation the Worker Adjustment and Retraining Notification Act, the National Labor Relations Act, the Fair Labor Standards Act, Title VII of the Civil Rights Act of 1964, the Age Discrimination in Employment Act, the Equal Pay, the Occupational Safety and Health Act, the Employee Income Retirement Security Act, Executive Order 11246, the Americans With Disabilities Act, the Family and Medical Leave Act, and any other local, state or federal statute, ordinance, executive order, regulation, court decree or other governmental action having the force and effect of law; provided, however, that this sentence is not intended to require Acquiror to continue any such plan, policy or agreement beyond the time when it otherwise lawfully could be terminated or modified.

(b)  As of the Effective Time, Acquiror agrees to provide the employees of Company and its Subsidiaries with salary and employee benefit plans and programs which are substantially the same as the plans and programs provided to similarly situated employees of Acquiror and its Affiliates if, and to the extent that, such plans and programs provide the kinds of benefits which Company and its Subsidiaries provide such employees on the date of this Agreement (the “Acquiror Plans”); provided, however, in lieu thereof Acquiror may elect to continue one or more of the Company Plans for any of the employees for such period or periods as Acquiror may determine; and provided further, that the employees of Company and its Subsidiaries shall be given credit for all purposes under the Acquiror Plans for their years of service that are credited under any similar Company Plan (but only to the extent that such credit does not create any duplication of benefits or result in any benefit accruals under any defined benefit plans (as defined in Section 414(j) of the Code) or welfare plans (as defined in Section 3(1) of

ERISA); provided, further, that Acquiror agrees to pay all bonuses for calendar year 2003 consistent with prior practice of Company.

(c)  Acquiror agrees to maintain the policies of Company governing special severance and retention payments to employees following a change of control transaction in effect as of the date of this Agreement and as described in Section 6.10 of the Company Disclosure Schedule, for a period of three years from the date of the Closing and to adhere to the terms and conditions of such policies, including those terms and conditions set forth in this Section 6.10(c) of the Company Disclosure Schedule, during such three year period. Company has previously delivered to Acquiror true and correct copies of all such severance and retention policies.

6.11    Notification of Certain Matters; Supplemental Disclosure.

(a)  Each of Company, Acquiror and Acquisition Sub agrees to give prompt notice to each other of, and to use their respective commercially reasonable efforts to prevent or promptly remedy, (i) the occurrence or failure to occur or the impending or threatened occurrence or failure to occur, of any event which occurrence or failure to occur would be likely to cause any of its representations or warranties in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time and (ii) any material failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.11 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

(b)  Until the Closing, Acquiror and Company shall have the continuing obligation to promptly supplement the information contained in their respective disclosure schedules attached hereto with respect to any matter hereafter arising or discovered which, if in existence on the date hereof and known at the date of this Agreement, would have been required to be set forth or described in such disclosure schedules.

(c)  Neither the supplementation of the disclosure schedules pursuant to the obligation in Section 6.11(b) nor any disclosure after the date hereof of the untruth of any representation and warranty made in this Agreement shall operate as a cure of any breach of (i) the failure to disclose the information, nor (ii) any untrue representation or warranty made herein.

6.12    Directors’ and Officers’ Indemnification and Insurance.    Acquiror agrees that for the entire period from the Effective Time until six years after the Effective Time, (a) Acquiror will cause the Surviving Corporation to, indemnify and hold harmless, to the extent provided in the certificate of incorporation and bylaws of Company in the form provided to Acquiror prior to the date of this Agreement, each person who on or prior to the Effective Time was a director or officer of the Company or any of its Subsidiaries with respect to all acts or omissions by such person in his or her capacity as such; (b) Acquiror will, and will cause Surviving Corporation to, maintain Company’s current directors’ and officers’ insurance and indemnification policy and related arrangements, or a substantially equivalent policy and related arrangements, subject in either case to terms and conditions substantially as advantageous to the present and former Company directors and officers of Company and any of its Subsidiaries as those contained in the policy and arrangements in effect on the date hereof and disclosed to Acquiror, for all present and former directors and officers of Company and any of its Subsidiaries covering claims made and insurable events with respect to matters arising or omissions occurring before, on, or existing at, the Effective Time (provided that Surviving Corporation will not be required to maintain such policy except to the extent that the aggregate annual cost of maintaining such policy is not in excess of one hundred and fifty percent (150%) of the current annual cost, in which case Surviving Corporation shall maintain such policies up to an annual cost of one hundred and fifty percent (150%) of the current annual cost); and (c) Acquiror will cause Surviving Corporation to maintain the existing indemnification provisions (including, provisions for expense advances for present and former Company officers and directors) in Surviving Corporation’s certificate of incorporation and bylaws.

6.13    Maintenance of Company Records.    Acquiror and its Subsidiaries shall maintain the books, records and files of Company which exist at the Effective Time and which become subject to the direct or indirect control of Acquiror pursuant to the Merger in accordance with Acquiror’s document retention policies as they exist from time to time.

6.14    Redemption of Preferred Stock.    Company shall use its reasonable best efforts to redeem all outstanding shares of preferred stock of Company, par value $1.00 per share (the “Company Preferred Stock”), in accordance with the restated certificate of incorporation, as amended, of Company prior to the date of the Stockholders’ Meeting.

6.15    Tax Treatment.

(a)  Neither Acquiror nor Company shall, nor shall they permit their Subsidiaries to, knowingly take any action or knowingly fail to take any action which action or failure to act would prevent, or would be reasonably likely to prevent, the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(b)  Acquiror shall provide to King & Spalding LLP (or such other counsel reasonably acceptable to Acquiror) and Hogan & Hartson L.L.P. (or such other counsel reasonably acceptable to Company) a certificate containing representations reasonably requested by counsel in connection with the opinions to be delivered pursuant to Sections 7.2(b) and 7.3(b). Company shall provide to King & Spalding LLP (or such other counsel reasonably acceptable to Acquiror) and Hogan & Hartson L.L.P. (or such other counsel reasonably acceptable to Company) a certificate containing representations reasonably requested by counsel in connection with the opinions to be delivered pursuant to Sections 7.2(b) and 7.3(b).

(c)  Acquiror, Acquisition Sub and the Company shall each confirm to Hogan & Hartson L.L.P. and to King & Spalding LLP on such dates as shall be reasonably requested by Hogan & Hartson L.L.P. and King & Spalding LLP, the accuracy and completeness of the tax representation letters delivered pursuant to Section 6.15(b). Each of Acquiror, Acquisition Sub and the Company shall use its best efforts prior to the Effective Time to cause the Merger to qualify as a reorganization under Section 368(a) of the Code; provided, however, that nothing in this Section 6.15(c) shall require Acquiror or Acquisition Sub to alter the nature, type, mix or amount of the Merger Consideration. Following delivery of the tax representation letters pursuant to Section 6.15(b), each of Acquiror and the Company shall use its commercially reasonable efforts to cause King & Spalding LLP and Hogan & Hartson L.L.P., respectively, to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K promulgated under the Securities Act.

6.16    Stock Exchange Listing.    Acquiror shall use its reasonable best efforts to cause the shares of Acquiror Common Stock to be issued in connection with the Merger to be approved for listing on the NYSE, subject to official notice of issuance.

6.17    Section 16(b).    The Board of Directors of Acquiror, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall adopt a resolution in advance of the Effective Time providing that the receipt by the Company Insiders of Acquiror Common Stock in exchange for shares of Company Common Stock, and of options to purchase Acquiror Common Stock upon assumption and conversion by Acquiror of options to purchase Company Common Stock, in each case pursuant to the transactions contemplated hereby, are intended to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act. The Board of Directors of Company, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall adopt a resolution in advance of the Effective Time providing that the disposition by the Company Insiders of Company Common Stock in exchange for shares of Acquiror Common Stock, and options to purchase Acquiror Common Stock upon assumption and conversion by Acquiror of options to purchase Company Common Stock, in each case pursuant to the transactions contemplated hereby, are intended to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act.

6.18    Form S-8.    Acquiror agrees to file one or more registration statements on Form S-8 and prepare and deliver prospectus(es) related thereto covering the shares of Acquiror Common Stock issuable with respect to the Company Stock Options assumed by Acquiror pursuant to Section 3.1(l) immediately after the Effective Time, to the extent but only to the extent such Company Stock Options were subject to a Company registration statement as of the Effective Time, and keep any such registration statements effective until all shares registered thereunder have been issued.

6.19    Stockholder Litigation.    Company shall keep Acquiror informed of, and cooperate with Acquiror in connection with, any stockholder litigation or claim against Company and/or its directors or officers relating to the Merger or the other transactions contemplated by this Agreement; provided, however, that no settlement in connection with such stockholder litigation shall be agreed to without Acquiror’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, further, that all obligations in this Section 6.19 shall be subject to the obligations of Company under applicable laws relating to attorney-client communication and privilege.

6.20    Affiliates.    Prior to the Closing Date, Company shall deliver to Acquiror a letter identifying all Persons that, to Company’s knowledge, are at the time this Agreement is submitted for adoption by the Company Common Stockholders, “affiliates” of Company for purposes of Rule 145 under the Securities Act. Company shall use its reasonable best efforts to cause each such Person to deliver to Acquiror on or prior to the Closing Date a written agreement containing customary and reasonable terms and conditions relating to resales by such affiliates of Acquiror Common Stock acquired in the Merger.

6.21    Consent of Noteholders.

(a)  As soon as practicable following the date of this Agreement, Company shall use commercially reasonable efforts to (i) prepare and commence a consent solicitation (the “Consent Solicitation”), with respect to all holders of Company’s outstanding 8% Senior Subordinated Notes due 2011 (the “8% Notes”), and (ii) amend the Indenture (the “Indenture”), dated as of May 15, 2003, among Company, the Guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (the “Trustee”), in order that the consummation of the Merger and the other transactions contemplated by this Agreement shall not require a “change of control” offer to be made to the holders of the 8% Notes (the “Merger Amendment”).

(b)  As part of the Consent Solicitation, Company shall also use commercially reasonable efforts to (i) amend the Indenture to (A) eliminate substantially all the restrictive covenants contained therein (as reasonably agreed to by Acquiror and Company and in a manner consistent with the provisions set forth in Section 6.21 of the Company Disclosure Schedule), and (B) cause the release of all Guarantors named therein in accordance with the provisions of Section 10.4 thereof (the “Covenant Amendments” and, together with the Merger Amendment, the “Amendments”), and (ii) amend the certain Registration Rights Agreement, dated as of May 15, 2003 (the “Registration Rights Agreement”), by and among Company, the Guarantors party thereto, and Credit Suisse First Boston LLC, Goldman, Sachs & Co. and Wachovia Securities, Inc., as initial purchasers of the 8% Notes, to (x) eliminate the provisions thereof that could require Company to pay “liquidated damages” for any “registration default,” and (y) provide that such Registration Rights Agreement shall be terminated upon the effectiveness of the Exchange and Guarantee Offer as set forth in Section 6.21 hereof (the “Registration Amendments”).

(c)  Promptly upon receipt of the consent of holders of a majority in aggregate principal amount of then outstanding 8% Notes (the “Requisite Consent”) with respect to the Consent Solicitation, (i) Company shall, and shall use its commercially reasonable efforts to cause the Trustee to, execute a supplemental indenture incorporating the Amendments, and (ii) Company shall, and shall use its commercially reasonable efforts to cause the other parties thereto to, execute an amendment to the Registration Rights Agreement incorporating the Registration Amendments. The Merger Amendment shall be effective immediately upon execution by Company and Trustee following receipt of the Requisite Consent. The Registration Amendments shall be effective immediately upon execution by Company and the other parties thereto following receipt of the Requisite Consent. The Covenants Amendment shall be effective immediately on consummation of the Merger.

(d)  Company and Acquiror shall cooperate with each other with respect to the Consent Solicitation and the preparation, form and content of the solicitation materials to be distributed to the holders of the 8% Notes.

6.22    Exchange and Guarantee Offer.

(a)  As soon as practicable after the date of this Agreement, Company and Acquiror shall prepare and file with the SEC a joint registration statement on Form S-4 (the “Registration Statement”) in order to effect (i) an offer to exchange the 8% Notes for fully registered notes with terms substantially identical, subject to the amendments effected pursuant to the Consent Solicitation, to the 8% Notes, and (ii) a full and unconditional guarantee of the due and punctual payment (and not merely the collection) of the principal of (premium, if any) and interest on the 8% Notes, when and as these payments become due and payable, whether at maturity, by acceleration, by call for redemption or otherwise, without any requirement that a holder of the 8% Notes first proceed against the Company (the “Exchange and Guarantee Offer”) all as more fully set forth in the Registration Statement. Acquiror and Company shall use commercially reasonable efforts to have the Registration Statement declared effective, to commence the Exchange and Guarantee Offer and to mail such Exchange and Guarantee Offer to the holders of the 8% Notes as promptly as practicable.

(b)  The Registration Statement will set forth the terms and conditions with respect to the Exchange and Guarantee Offer; provided that without limiting the foregoing, Acquiror’s and Company’s obligations to consummate the Exchange and Guarantee Offer shall be conditioned on receipt of the Requisite Consent and execution of the Amendments and the Registration Amendments related thereto and on consummation of the Merger.

(c)  Acquiror and Company shall cooperate with each other with respect to the Exchange and Guarantee Offer and the preparation, form and content of the Registration Statement, including the prospectus forming a part thereof and all other materials related thereto to be distributed to the holders of the 8% Notes in connection therewith.

ARTICLE 7

CONDITIONS

7.1    Conditions to Each Party’s Obligation to Effect the Merger.    The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

(a)  this Agreement and the transactions contemplated hereby shall have been approved and adopted by the requisite vote of the Company Common Stockholders under applicable law;

(b)  the waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act (and any other necessary foreign antitrust law or regulation imposing a mandatory waiting period) shall have expired or been terminated;

(c)  no laws shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Governmental Entity of competent jurisdiction shall be in effect, having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; provided, however, that the provisions of this Section 7.1(c) shall not be available to any party whose failure to fulfill its obligations pursuant to Section 6.5 shall have been the cause of, or shall have resulted in, such order or injunction;

(d)  all governmental waivers, consents, orders and approvals legally required for the consummation of the Merger and the transactions contemplated hereby shall have been obtained and be in effect on the Closing Date, other than those, the failure of which to be obtained would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror;

(e)  the Form S-4 shall have been declared effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC; and

(f)  the shares of Acquiror Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

7.2    Conditions to Obligation of Company to Effect the Merger.    Unless waived in writing by Company, the obligation of Company to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following additional conditions:

(a)  (i) Acquiror and Acquisition Sub shall have performed in all material respects their agreements contained in this Agreement required to be performed on or prior to the Closing Date, (ii) the representations and warranties of Acquiror and Acquisition Sub contained in this Agreement, without regard to any materiality or Material Adverse Effect qualifier contained therein, shall be true and correct on and as of the date made and on and as of the Closing Date as if made at and as of the Closing Date (except for any representations and warranties made as of a specified date, which shall be true and correct as of the specified date), except where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror and would not materially impair Acquiror’s ability to perform its obligations under this Agreement, and (iii) Company shall have received a certificate of the Chairman of the Board, the President or a Vice President of Acquiror and of the President or a Vice President of Acquisition Sub to that effect; and

(b)  Company shall have received from Hogan & Hartson L.L.P. (or other counsel reasonably acceptable to Company), an opinion on the basis of representations and assumptions set forth in such opinion, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and such opinion shall not have been withdrawn as of the Effective Time; provided, however, that if Hogan & Hartson L.L.P. does not render such opinion or withdraws or modifies such opinion, this condition shall nonetheless be deemed satisfied if King & Spalding LLP renders such opinion to the Company, which opinion has not been withdrawn. In rendering its opinion, counsel shall be entitled to rely upon representations of officers of Acquiror and Company that are provided pursuant to Section 6.15(b) of this Agreement.

7.3    Conditions to Obligations of Acquiror to Effect the Merger.    Unless waived in writing by Acquiror, the obligations of Acquiror and Acquisition Sub to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the additional following conditions:

(a)  (i) Company shall have performed in all material respects its agreements contained in this Agreement required to be performed on or prior to the Closing Date, (ii) the representations and warranties of Company contained in this Agreement, without regard to any materiality or Material Adverse Effect qualifier contained therein, shall be true and correct on and as of the date made and on and as of the Closing Date as if made at and as of the Closing Date (except for any representations and warranties made as of a specified date, which shall be true and correct as of the specified date), except where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company and would not materially impair Company’s ability to perform its obligations under this Agreement, and (iii) Acquiror shall have received a certificate of the President or of a Vice President of Company to that effect;

(b)  Acquiror shall have received from King & Spalding LLP (or other counsel reasonably acceptable to Acquiror) an opinion, on the basis of representations and assumptions set forth in such opinion, that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and such opinion shall not have been withdrawn as of the Effective Time; provided, however, that if King & Spalding LLP does not render such opinion or withdraws or modifies such opinion, this condition shall nonetheless be deemed satisfied if Hogan & Hartson L.L.P renders such opinion to Acquiror, which opinion has not been withdrawn. In rendering its opinion, counsel shall be entitled to rely upon representations of officers of Acquiror and Company that are provided pursuant to Section 6.15(b) of this Agreement;

(c)  There shall not have occurred since the date of this Agreement any change, effect, circumstance or event, which together with any other changes, effects, circumstances or events, has had or is reasonably likely to have a Material Adverse Effect with respect to Company;

(d)  The Dissenting Shares shall not constitute more than ten percent (10%) of the issued and outstanding Company Common Stock;

(e)  The shares of Company Preferred Stock shall have been redeemed in accordance with the provisions of Section 6.14; and

(f)  Company shall have obtained the Requisite Consent with respect to the Consent Solicitation and the Trustee shall have executed the Amendments in connection therewith, and such Amendments shall have or shall become effective in accordance with Section 6.21(c).

ARTICLE 8

TERMINATION, AMENDMENT AND WAIVER

8.1    Termination.    This Agreement may be terminated as set forth below at any time prior to the Closing Date, whether before or after the Stockholders’ Approval has been obtained:

(a)  by mutual written consent of Acquiror and Company, by action of their respective boards of directors; or

(b)  by Company, if

(i)  either Acquiror or Acquisition Sub shall breach any representations, warranties, covenants or obligations contained in this Agreement, which breach would result in the failure to satisfy one or more of the conditions set forth in Section 7.2(a), and in any such case such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured within 30 days after written notice thereof shall have been received by the party alleged to be in breach; or

(ii)  the Company has elected to terminate this Agreement pursuant to the terms of Section 3.1(h)(iii).

(c)  by Acquiror, if

(i)  Company shall breach any representations, warranties, covenants or obligations contained in this Agreement, which breach would result in the failure to satisfy one or more of the conditions set forth in Section 7.3(a), and in any such case such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured within 30 days after written notice thereof shall have been received by the party alleged to be in breach; or

(ii)  the Board of Directors of Company shall have withdrawn, modified, withheld or changed, in a manner adverse to Acquiror, its approval or recommendation of this Agreement or the Merger, or approved, recommended or declared advisable an Acquisition Proposal or resolved or committed to do any of the foregoing, provided that such right to terminate is exercisable as of the earlier to occur of (A) public announcement by Company of any of the foregoing or (B) twenty-four hours after the Board of Directors of Company resolves or commits to do any of the foregoing.

(d)  by either Acquiror or Company, if

(i)  at the Stockholders’ Meeting or any adjournment thereof, at which the Merger shall have been submitted for adoption by the Company Common Stockholders, the Merger shall have failed to receive the Stockholders’ Approval;

(ii)  the Closing shall not have occurred on or before March 31, 2004 (or, in the event the parties are then taking, contesting or resisting any action contemplated by Section 6.5(c) or Section 6.5(d),

May 31, 2004) provided that the party seeking to terminate this Agreement pursuant to this clause (ii) shall not have breached in any material respect its obligations under this Agreement in any manner that has contributed to the failure to consummate the Merger on or before such date; or

(iii)  the Board of Directors of Company shall have provided written notice to Acquiror that it has determined to accept a Superior Proposal, provided that Company may terminate this Agreement under this clause (iii) only if it has complied with all of the provisions of Section 6.3.

8.2    Effect of Termination.    In the event of termination of this Agreement by either Acquiror or Company, as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no further obligation on the part of Company, Acquiror, Acquisition Sub or their respective officers or directors, except as provided in Section 8.3 and except that in the case of any such termination, this Section 8.2 and Section 6.6(b), Section 6.8 and Section 9.2 shall survive. Nothing in this Section 8.2 shall relieve any party from liability for any willful or intentional breach of this Agreement.

8.3    Termination Payment by Company

(a)  If this Agreement is terminated:

(i)  by Acquiror pursuant to Section 8.1(c)(ii), then Company shall pay to Acquiror promptly, but in no event later than two Business Days after the date of such termination, a fee of $60,000,000 (the “Company Termination Fee”), which amount shall be payable in cash by wire transfer of immediately available funds to an account designated by Acquiror;

(ii)  (A) by Acquiror pursuant to Section 8.1(d)(iii), then Company shall pay to Acquiror the Company Termination Fee, in cash by wire transfer of immediately available funds to an account designated by Acquiror, no later than two Business Days after such termination; or (B) by Company pursuant to Section 8.1(d)(iii), then Company shall pay to Acquiror the Company Termination Fee, in cash by wire transfer of immediately available funds to an account designated by Acquiror, contemporaneously with notice of termination thereunder; or

(iii)  by Acquiror or Company pursuant to Section 8.1(d)(i) or Section 8.1(d)(ii), and (x) at or prior to the time of any such termination an Acquisition Proposal shall have been commenced or publicly disclosed and (y) within twelve months following such termination, Company shall have entered into a definitive agreement (other than a confidentiality agreement) with respect to, or shall have consummated, an Acquisition Proposal, then Company shall pay to Acquiror the Company Termination Fee, in cash by wire transfer in immediately available funds to an account designated by Acquiror, no later than the same day as the consummation of such transaction (assuming for all purposes of this Section 8.3(a)(iii) that the reference to 5% in the definition of Acquisition Proposal is 50% and the reference to “any Company Capital Stock” is “more than 50% of Company Capital Stock”).

(b)  In the event any of the Company Termination Fee payments contemplated by Section 8.3(a) is not paid when due, such Company Termination Fee payment shall bear interest at a rate equal to the prime rate announced from time to time by JP Morgan Chase Bank plus 1% per annum, and in addition to being obligated to pay Acquiror the Company Termination Fee and interest thereon, Company shall pay or reimburse Acquiror’s costs and expenses (including but not limited to reasonable legal fees and expenses) solely to the extent incurred in connection with any action, including but not limited to the filing of any lawsuit or other legal action to collect payment of the Company Termination Fee and any interest thereon.

8.4    Amendment.    This Agreement may not be amended except by action taken by the parties’ respective boards of directors or duly authorized committees thereof or pursuant to authority granted by such boards of directors or duly authorized committees thereof and then only by an instrument in writing signed on behalf of each of the parties hereto and in compliance with applicable law.

8.5    Waiver.    At any time prior to the Effective Time, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant thereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid if set forth in an instrument in writing signed on behalf of such party.

ARTICLE 9

GENERAL PROVISIONS

9.1    Non-Survival.    None of the representations and warranties in this Agreement shall survive the Merger, and after the Effective Time, no person or entity shall have any further obligation, nor shall any claim be asserted or action be brought, with respect thereto. None of the covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants and other agreements, shall survive the Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time, and this Article 9.

9.2    Brokers.    Each of the parties hereto agrees to hold each of the other parties hereto harmless from and against any finders’ fees in connection with the Merger contemplated by this Agreement based upon arrangements made by or on behalf of such arranging party.

9.3    Notices.    All notices and other communications hereunder shall be in writing and shall be deemed duly given if delivered personally, delivered by UPS or other nationally recognized overnight courier service or sent via facsimile to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)  If to Acquiror or Acquisition Sub to:

Lockheed Martin Corporation

6801 Rockledge Drive

Bethesda, Maryland 20817

Attention: Frank H. Menaker, Esq.

Telecopier: (301) 897-6791

with copies to (which shall not constitute notice):

King & Spalding LLP

1730 Pennsylvania Avenue, N.W.

Washington, D.C. 20006

Attention: Glenn C. Campbell, Esq.

Telecopier: (202) 626-3737

(b)  If to Company, to:

The Titan Corporation

3033 Science Park Road

San Diego, CA 92121

Attention: Nicholas J. Costanza, Esq.

Telecopier: (858) 552-9759

with a copy (which shall not constitute notice) to:

Hogan & Hartson L.L.P.

555 13th Street, N.W.

Washington, D.C. 20004

Attention: Mark E. Mazo, Esq.

Telecopier: (202) 637-5910

All such communications shall be deemed to have been duly given: (A) in the case of a notice delivered by hand, when personally delivered; (B) in the case of a notice sent by facsimile, upon transmission subject to telephone and automated confirmation of receipt; and (C) in the case of a notice sent by overnight courier service, the date delivered at the designated address, in each case given or addressed as aforesaid.

9.4    Interpretation.    The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement, unless a contrary intention appears, (a) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision, (b) the word “including” means “including without limitation” and is intended by the parties to be by way of example rather than limitation and (c) reference to any Article or Section means such Article or Section hereof. No provision of this Agreement shall be interpreted or construed against any party hereto solely because such party or its legal representative drafted such provision.

9.5    Miscellaneous.    This Agreement (including the documents and instruments referred to herein) (a) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, (b) is not intended to confer upon any other person any rights or remedies hereunder, except for rights of indemnified parties under Section 6.12 as herein provided and (c) shall not be assigned by operation of law or otherwise, except that on or prior to the mailing of the Proxy Statement/Prospectus, Acquisition Sub may assign this Agreement to a wholly-owned Subsidiary of Acquiror (provided that such assignment may be made subject to reassignment to Acquisition Sub in the event that the conditions set forth in Section 7.3(f) is not satisfied), but no such assignment shall relieve Acquisition Sub of its obligations hereunder. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CONFLICT OF LAW PRINCIPLES THEREOF.

9.6    Jurisdiction.    Each of Company, Acquiror and Acquisition Sub hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of Delaware and of the United States of America located in the State of Delaware (the “Relevant Courts”) for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Relevant Courts and agrees not to plead or claim in any Relevant Court that such litigation brought therein has been brought in an inconvenient forum; provided, however, that nothing in this Section 9.6 is intended to waive the right of any party to remove any such action or proceeding commenced in any such state court to an appropriate federal court to the extent the basis for such removal exists under applicable law. Acquiror and the Subsidiaries hereby irrevocably (a) appoint CT Corporation System (the “Process Agent”), with an office on the date hereof in Wilmington, Delaware as their agent to receive on behalf of either of them service of copies of the summons and complaint and any other process which may be served in any such litigation, (b) agree that service of process may be made on Acquiror or Acquisition Sub by mailing, by certified mail, a copy of such summons, complaint or other process to Acquiror or Acquisition Sub in care of the Process Agent at the Process Agent’s above address, with a copy to Acquiror or Acquisition Sub, as applicable, at its address for notice specified herein, and (c) authorizes and directs the Process Agent to accept such service on their behalf.

Company hereby irrevocably (i) appoints the Process Agent as its agent to receive on its behalf service of copies of the summons and complaint and any other process which may be served in any such litigation, (ii) agrees that service of process may be made on Company by mailing, by certified mail, a copy of such summons, complaint or other process to Company in care of the Process Agent at the Process Agent’s above address, with a copy to Company at its address for notice specified herein, and (iii) authorizes and directs the Process Agent to accept such service on behalf of Company. As an alternative method of service, the parties further agree that the mailing by certified or registered mail, return receipt requested, of any process required by such courts, to the address specified in Section 9.3, shall constitute valid and lawful service of process against them, without necessity for service by any other means provided by statute or rule of court.

9.7    Counterparts.    This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

9.8    Parties In Interest.    This Agreement shall be binding upon and inure solely to the benefit of each party hereto and, except as set forth in the exception to Section 9.5(b), nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement. Notwithstanding the foregoing, the provisions of Section 6.12 and Section 9.11 are intended to benefit each person who is a beneficiary of Company’s current directors’ and officers’ insurance and indemnification policy and related arrangements, and each such person shall have the right to enforce the obligations of Acquiror under Section 6.12 and Section 9.11.

9.9    Severability.    Should any provision of this Agreement be judicially declared to be invalid, unenforceable or void, such decision will not have the effect of invalidating or voiding the remainder of this Agreement, and the part or parts of this Agreement so held to be invalid, unenforceable or void will be deemed to have been stricken herefrom, and the remainder will have the same force and effectiveness as if such stricken part or parts had never been included herein.

9.10    Waiver of Trial by Jury.    EACH PARTY TO THIS AGREEMENT WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION TO ENFORCE OR DEFEND ANY RIGHT UNDER THIS AGREEMENT OR ANY AMENDMENT, INSTRUMENT, DOCUMENT OR AGREEMENT DELIVERED, OR WHICH IN THE FUTURE MAY BE DELIVERED, IN CONNECTION WITH THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AND AGREES THAT ANY SUCH ACTION SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.

9.11    Acquiror Guarantee.    Acquiror agrees to take all action necessary to cause Acquisition Sub or the Surviving Corporation, as applicable, to perform all of its respective agreements, covenants and obligations under this Agreement. Acquiror unconditionally guarantees to the Company and to each intended beneficiary under Section 6.12 and Section 9.8 of this Agreement (with such unconditional guarantee relating to the obligations of Acquiror, Acquisition Sub and Surviving Corporation in such sections) the full and complete performance by Acquisition Sub (and after the Effective Time, Surviving Corporation) of its respective obligations under this Agreement and shall be liable for any breach of any representation, warranty, covenant or obligation of Acquisition Sub (and after the Effective Time, Surviving Corporation) under this Agreement. This is a guarantee of payment and performance. Acquiror hereby waives diligence, presentment, demand of performance, filing of any claim, any right to require any proceeding first against Acquisition Sub (and after the Effective Time, Surviving Corporation), protest, notice and all demands whatsoever in connection with the performance of its obligations set forth in this Section 9.11.

IN WITNESS WHEREOF, Acquiror, Acquisition Sub and Company have caused this Agreement and Plan of Merger to be signed by their respective officers as of the date first written above.

THE TITAN CORPORATION

By:	/s/ GENE W. RAY
Name:	Gene W. Ray
Title:	Chairman, Chief Executive Officer and President

LOCKHEED MARTIN CORPORATION

By:	/s/ JEFFREY D. MACLAUCHLAN
Name:	Jeffrey D. MacLauchlan
Title:	Vice President, Financial Strategies

LMC SUB ONE, INC.

By:	/s/ JEFFREY D. MACLAUCHLAN
Name:	Jeffrey D. MacLauchlan
Title:	Authorized Delegate

EXHIBIT A

DEFINITIONS—REFERENCE TABLE

“8% Notes” has the meaning assigned to such term in Section 6.21(a).

“Acquiror” has the meaning assigned to such term in the Preamble.

“Acquiror Common Stock” has the meaning assigned to such term in Section 3.1(a).

“Acquiror Plans” has the meaning assigned to such term in Section 6.10(b).

“Acquiror Reports” has the meaning assigned to such term in Section 4.4(a).

“Acquiror Representatives” has the meaning assigned to such term in Section 6.6(a).

“Acquiror Required Statutory Approvals” means, collectively, (a) the filings by Acquiror and Company required by the HSR Act, and any filings and approvals required under applicable domestic or foreign antitrust or competition laws or regulations, if any, and expiration or termination of any applicable waiting periods under the HSR Act and any other antitrust or competition laws or regulations, and (b) the making of the Merger Filing with the Secretary of State of the State of Delaware.

“Acquisition Proposal” has the meaning assigned to such term in Section 6.3(a)(i).

“Acquisition Sub” has the meaning assigned in such term in the Preamble.

“Acquisition Sub Common Stock” has the meaning assigned to such term in Section 3.2.

“Affiliate” means any Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the Person specified.

“Agreement” has the meaning assigned to such term in the Preamble.

“Amendments” has the meaning assigned to such term in Section 6.21(b).

“Average Price” has the meaning assigned to such term in Section 3.1(a).

“Bid” means any quotation, bid or proposal by Company or any of its Affiliates which, if accepted or awarded, would lead to a contract with a Governmental Entity, or a prime contractor or a higher-tier subcontractor to a Governmental Entity, for the sale of goods or the provision of services by Company, any Subsidiary of Company or a contracting team of which Company is a member.

“Business Day” means a day, other than Saturday, Sunday or any other day on which commercial banks in Washington, D.C. are authorized or required by law to close.

“Cash Consideration” has the meaning assigned to such term in Section 3.1(a).

“Cash Election” has the meaning assigned to such term in Section 3.1(c).

“Cash Election Number” has the meaning assigned to such term in Section 3.1(b).

“Cash Election Shares” has the meaning assigned to such term in Section 3.1(g).

“Closing” has the meaning assigned to such term in Section 3.5.

“Closing Date” has the meaning assigned to such term in Section 3.5.

“Code” has the meaning assigned to such term in the Recitals.

“Company” has the meaning assigned to such term in the Preamble.

“Company Book-Entry Shares” has the meaning assigned to such term in Section 3.4(a).

“Company Capital Stock” means all of the issued and outstanding shares of capital stock of Company.

“Company Certificates” has the meaning assigned to such term in Section 3.4(a).

“Company Common Stock” has the meaning assigned to such term in Section 3.1(a).

“Company Common Stockholders” has the meaning assigned to such term in Section 6.4(a).

“Company Disclosure Schedule” shall mean, with respect to the Company and its Subsidiaries, the schedules delivered by Company to the Acquiror in connection with the execution and delivery of this Agreement setting forth, among other things, items the disclosure of which is required under this Agreement either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more of the representations, warranties or covenants contained in this Agreement; provided that the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty will not be deemed an admission by the Company that such item (or any non-disclosed item or information of comparable or greater significance) represents a material exception or fact, event or circumstance or that such item has had, or is reasonably expected to have, a Material Adverse Effect on Company.

“Company Insiders” shall mean those officers and directors of the Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act.

“Company Plans” has the meaning assigned to such term in Section 5.13(a).

“Company Preferred Stock” has the meaning assigned to such term in Section 6.14.

“Company Reports” has the meaning assigned to such term in Section 5.5(a).

“Company Required Statutory Approvals” means, collectively, (a) the filings by Acquiror and Company required by the HSR Act, and any filings and approvals required under applicable domestic or foreign antitrust or competition laws or regulations, if any, and expiration or termination of any applicable waiting periods under the HSR Act and any other antitrust or competition laws or regulations, and (b) the making of the Merger Filing with the Secretary of State of the State of Delaware in connection with the Merger.

“Company Stock Options” has the meaning assigned to such term in Section 3.1(l).

“Company Stock Option Plans” has the meaning assigned to such term in Section 3.1(l).

“Company Taxable Election” has the meaning assigned to such term in Section 3.1(h).

“Company Termination Fee” has the meaning assigned to such term in Section 8.3(a).

“Company Warrants” shall mean all warrants to purchase Company Common Stock described in Section 5.2 of the Company Disclosure Schedule.

“Confidentiality Agreement” means the confidentiality agreement dated effective as of August 6, 2003, between Company and Acquiror, as the same may be amended from time to time.

“Consent Solicitation” has the meaning assigned to such term in Section 6.21(a).

“Covenant Amendments” has the meaning assigned to such term in Section 6.21(b).

“Dissenting Shares” has the meaning assigned to such term in Section 3.3.

“DGCL” has the meaning assigned to such term in Section 1.1.

“DOJ” has the meaning assigned to such term in Section 6.5(b).

“Effective Time” has the meaning assigned to such term in Section 1.2.

“Effectiveness Period” has the meaning assigned to such term in Section 6.7(a).

“Election Deadline” has the meaning assigned to such term in Section 3.1(d).

“Environmental Law” means any applicable Federal, state, local or foreign laws, relating to (a) the protection, preservation or restoration of the environment (including, air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Substances, in each case as amended and as in effect on the date hereof.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange and Guarantee Offer” has the meaning assigned to such term in Section 6.22(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning assigned to such term in Section 3.1(e).

“Exchange Rate” has the meaning assigned to such term in Section 3.1(a).

“Form of Election” has the meaning assigned to such term in Section 3.1(c).

“Form S-4” has the meaning assigned to such term in Section 6.7(a).

“Forward Merger” has the meaning assigned to such term in Section 1.1.

“FTC” has the meaning assigned to such term in Section 6.5(b).

“Government Contracts” means any prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, blanket purchase agreement, letter agreement, purchase order, delivery order, task order, grant, cooperative agreement, Bid, change order or other commitment or funding vehicle between Company or any Subsidiary of Company and (a) a Governmental Entity, (b) any prime contractor to a Governmental Entity or (c) any subcontractor with respect to any contract described in clause (a) or (b).

“Governmental Entity” means any government or any agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state or local, domestic or foreign, as well as any corporations owned or chartered by any such governmental agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality.

“Hazardous Substance” means any substance listed, defined, designated or classified as hazardous, toxic, radioactive, or dangerous, or otherwise regulated, under any Environmental Law. Hazardous Substance includes any substance for which exposure is regulated by any government authority or any Environmental Law including, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos, or asbestos containing material, urea formaldehyde foam insulation, lead or polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indenture” has the meaning assigned to such term in Section 6.21(a).

“Insurance Policies” has the meaning assigned to such term in Section 5.28.

“Intellectual Property Rights” has the meaning assigned to such term in Section 5.18(b).

“knowledge” means, as to any party, the chief executive officer, chief operating officer, chief financial officer, general counsel and other executive officers of the party.

“laws” means all foreign, federal, state and local statutes, laws, ordinances, regulations, rules, resolutions, orders, tariffs, determinations, writs, injunctions, awards (including, awards of any arbitrator), judgments and decrees applicable to the specified Person and to the businesses and assets thereof (including, laws relating to the protection of classified information; the sale, leasing, ownership or management of real property; employment practices, terms and conditions, and wages and hours; building standards, land use and zoning; and safety, health and fire prevention.

“Leases” has the meaning assigned to such term in Section 5.15(b).

“Leased Real Property” has the meaning assigned to such term in Section 5.15(b).

“Liens” means claims, encumbrances, mortgages, security interests, equities, or charges of any nature whatsoever.

“Lower Collar” has the meaning assigned to such term in Section 3.1(a).

“Material Adverse Effect” means, with respect to any entity, (a) any adverse change, circumstance, fact, event or effect that, individually or in the aggregate with all other adverse changes, circumstances, facts, events and effects, is or is reasonably likely to be materially adverse to the business, condition (financial or otherwise), assets or results of operations of such entity and its Subsidiaries taken as a whole, other than any change, circumstance, fact, event or effect relating to (i) the securities markets in general, (ii) the economy in general, except if such entity is adversely affected in a materially disproportionate manner as compared to similarly situated entities, (iii) the industries in which Acquiror or Company operate and not specifically relating to Acquiror or Company, including changes in legal, accounting or regulatory changes, or conditions, except if such entity is adversely affected in a materially disproportionate manner as compared to other comparable participants in such industries, or (iv) the announcement of the Merger and the performance of the obligations of the parties under this Agreement (including any cancellations or delays in contract awards and any impact on relationships with customers, prime contractors, subcontractors or suppliers to the extent but only to the extent relating to the announcement of the Merger or the performance of the obligations of the parties hereunder), or (b) a material adverse effect on the ability of such entity to perform its obligations under this Agreement. For purposes hereof, changes in the trading price of Acquiror Common Stock or Company Common Stock, as reported by the NYSE, will not alone constitute a Material Adverse Effect, whether occurring at any time or from time to time.

“Material Contracts” has the meaning assigned to such term in Section 5.17(a).

“Merger” has the meaning assigned to such term in Section 1.1.

“Merger Amendment” has the meaning assigned to such term in Section 6.21(a).

“Merger Consideration” has the meaning assigned to such term in Section 3.1(a).

“Merger Filing” has the meaning assigned to such term in Section 1.2.

“NYSE” has the meaning assigned to such term in Section 3.1(a).

“Owned Real Property” has the meaning assigned to such term in Section 5.15(a).

“Permitted Liens” means (a) Liens that do not interfere with the value, marketability or use of the assets in the operations or business of the Company, (b) Liens for Taxes not yet due and payable or which are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on Company’s books in accordance with generally accepted accounting principles, (c) Liens which do not secure monetary liabilities of any Person and that, individually or in the aggregate, do not and would not materially detract from the value or marketability of any of the assets of Company or materially interfere with the use thereof as currently used and (d) Liens in favor of carriers, warehousemen, mechanics, materialmen and landlords granted in the ordinary course of business for amounts not overdue or being diligently contested in good faith by appropriate proceedings and or which adequate reserves in accordance with generally accepted accounting principles shall have been set aside on its books.

“Person” means any individual, partnership, joint venture, corporation, limited liability company, trust, unincorporated organization or other entity and a government or any department or agency thereof.

“Price Per Share” has the meaning assigned to such term in Section 3.1(a).

“Process Agent” has the meaning assigned to such term in Section 9.6.

“Proxy Statement/Prospectus” has the meaning assigned to such term in Section 6.7(a).

“Registration Amendments” has the meaning assigned to such term in Section 6.21(b).

“Registration Rights Agreement” has the meaning assigned to such term in Section 6.21(b).

“Registration Statement” has the meaning assigned to such term in Section 6.22(a).

“Regulatory Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition, through merger or acquisition.

“Release” has the meaning set forth in Section 101(22) of the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. §9601(22).

“Relevant Courts” has the meaning assigned to such term in Section 9.6.

“Representative” has the meaning assigned to such term in Section 3.1(c).

“Requisite Consent” has the meaning assigned to such term in Section 6.21(c).

“Reverse Merger” has the meaning assigned to such term in Section 1.1.

“Sarbanes-Oxley Act” has the meaning assigned to such term in Section 5.5(a).

“SEC” has the meaning assigned to such term in Section 4.4(a).

“Securities Act” means the Securities Act of 1933, as amended.

“Stock Consideration” has the meaning assigned to such term in Section 3.1(a).

“Stock Election” has the meaning assigned to such term in Section 3.1(c).

“Stock Election Number” has the meaning assigned to such term in Section 3.1(b).

“Stock Election Shares” has the meaning assigned to such term in Section 3.1(g).

“Stockholders” means the Stockholders of Company.

“Stockholders’ Approval” has the meaning assigned to such term in Section 5.4(d).

“Stockholders’ Meeting” has the meaning assigned to such term in Section 6.4(a).

“Subsidiary” shall mean, when used with reference to any person or entity, any corporation, partnership, limited liability company, business trust, joint venture or other entity of which such person or entity (either acting alone or together with its other Subsidiaries) owns, directly or indirectly, 50% or more of the stock or other voting interests, the holders of which are entitled to vote for the election of a majority of the board of directors or any similar governing body of such corporation, partnership, limited liability company, business trust, joint venture or other entity.

“Superior Proposal” has the meaning assigned to such term in Section 6.3(b).

“Surviving Corporation” has the meaning assigned to such term in Section 1.1.

“Tax Return” means any return, report or other document or information required to be supplied to a taxing authority in connection with Taxes.

“Taxes” means all taxes, including, income, estimated income, gross receipts, excise, property, sales, withholding, social security, occupation, use, service, service use, license, payroll, franchise, transfer and recording taxes, fees and charges, windfall profits, severance, customs, import, export, employment or similar taxes, charges, fees, levies or other assessments imposed by the United States, or any state, local or foreign government or subdivision or agency thereof, whether computed on a separate, consolidated, unitary, combined or any other basis, and such term shall include any interest, fines, penalties or additional amounts and any interest in respect of any additions, fines or penalties attributable or imposed on or with respect to any such taxes, charges, fees, levies or other assessments, and any obligation to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Top-Up Notice” has the meaning assigned to such term in Section 3.1(h).

“Trustee” has the meaning assigned to such term in Section 6.21(a).

“Union Plans” has the meaning assigned to such term in Section 5.13(a).

“Upper Collar” has the meaning assigned to such term in Section 3.1(a).

“Warrant Consideration” has the meaning assigned to such term in Section 3.1(m).

EXHIBIT B

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

THE TITAN CORPORATION

Pursuant to Sections 242 and 245 of the General

Corporation Law of the State of Delaware

The Titan Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1.  The date the Corporation filed its original Certificate of Incorporation with the Delaware Secretary of State was July 11, 1969.

2.  The Corporation filed a Restated Certificate of Incorporation with the Delaware Secretary of State on November 19, 1986.

3.  This Amended and Restated Certificate of Incorporation was duly adopted in accordance with the provision of Sections 242 and 245 of the Delaware General Corporation Law.

4.  The text of the Restated Certificate of Incorporation is hereby amended and restated to read as herein set forth in full:

FIRST:	The name of the Corporation is The Titan Corporation (the “Corporation”).

SECOND:	The address of the Corporation’s registered office in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808. The name of its registered agent at such address is “Corporation Service Company.”

THIRD:	The nature of the business and the purpose to be conducted and promoted by the Corporation are to conduct any lawful business, to promote any lawful purposes and to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

FOURTH:	The Corporation is authorized to issue one (1) class of stock to be designated as Common Stock, par value of $1.00 per share. The total number of shares of Common Stock that the Corporation has authority to issue is one thousand (1,000).

FIFTH:	In furtherance and not in limitation of the powers conferred upon the Board of Directors by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, alter, amend or repeal the Bylaws of the Corporation, subject to the right of the stockholders entitled to vote with respect thereto to alter, amend and repeal Bylaws made by the Board of Directors.

SIXTH:	The Board of Directors shall have the power to adopt Bylaws or resolutions for the indemnification of the Corporation’s directors, officers, employees and agents, provided that any such Bylaws or resolutions shall be consistent with applicable law.

To the fullest extent permitted by the Delaware General Corporation Law as the same exists or may hereafter be amended, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

The Corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer, employee or agent of the Corporation or any predecessor of the Corporation or is or was serving at the request of the Corporation or any predecessor of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Amended and Restated Certificate of Incorporation inconsistent with this Article shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

SEVENTH:	Meetings of stockholders may be held within the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the laws of the State of Delaware) outside of the State of Delaware at such place or places as my be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

EIGHTH:	The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights conferred herein are granted subject to reservation.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been signed by             , its authorized officer this day of             , 200_.

THE TITAN CORPORATION

OMITTED SCHEDULES TO AGREEMENT AND PLAN OF MERGER

Pursuant to Item 601(b)(2) of Regulation S-K promulgated by the Securities and Exchange Commission (the “Commission”) the schedules to this Agreement and Plan of Merger identified below have been omitted. These schedules will be furnished supplementally to the Commission upon request.

Section 3.1  —Company Stock Options

Section 5.2  —Capitalization

Section 5.3  —Subsidiaries

Section 5.4  —Authority; Non-Contravention; Approval

Section 5.6  —Absence of Undisclosed Liabilities

Section 5.7  —Absence of Certain Changes or Events

Section 5.8  —Litigation

Section 5.9  —No Violation of Law

Section 5.10—Compliance with Agreements

Section 5.11—Taxes

Section 5.13—Employee Benefit Plans; ERISA

Section 5.14—Labor

Section 5.15—Real Estate

Section 5.16—Environmental Matters

Section 5.17—Contracts and Commitments; Suppliers and Customers

Section 5.18—Intellectual Property Rights

Section 5.20—Government Contracts

Section 5.21—Relations with Governments

Section 5.27—Certain Loans and Other Transactions

Section 5.28—Insurance

Section 6.1  —Conduct of Business by Company Pending Merger

Section 6.10—Severance and Retention Payment Policies

Section 6.21—Consent Solicitation

ANNEX B

[Letterhead of Relational Advisors LLC]

September 15, 2003

Board of Directors

The Titan Corporation

3033 Science Park Road

San Diego, California 92121

Madame and Gentlemen:

You have requested our opinion as investment bankers, as to the fairness from a financial point of view, as of the date hereof, of the Merger Consideration (as defined in the Agreement) that the holders of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of The Titan Corporation (the “Company”) will be entitled to receive at the effective time of the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of September 15, 2003 (the “Agreement”), by and among Lockheed Martin Corporation (“Lockheed”), LMC Sub One, Inc., a wholly-owned subsidiary of Lockheed (“Acquisition Sub”), and the Company. The Agreement provides, among other things, that the Company shall be merged with and into Acquisition Sub and the separate existence of the Company shall thereupon cease (the “Merger”). At the election of each holder of Shares and subject to proration provisions included in the Agreement, the Merger Consideration for each Share shall be either (i) cash in the amount of $22.00 (“Cash Consideration”), (ii) a number of shares of Lockheed common stock, par value $1.00 per share (“Lockheed Common Stock”), equal to the Cash Consideration divided by the Average Price, which will be the average of the mean of the high and low sales prices per share of Lockheed Common Stock on the New York Stock Exchange for the 10 consecutive full trading days ending on the third trading day prior to, but not including, the effective time of the Merger, rounded to four decimal places (the “Stock Consideration”), or (iii) a combination of Cash Consideration for 50% of such Shares and Stock Consideration for 50% of such Shares (the “Combination Election”). However, if the Average Price as computed pursuant to the foregoing terms would exceed $58.00, known as the upper collar, then the Average Price shall be $58.00, and if it would be less than $46.00, known as the lower collar, then the Average Price shall be $46.00.

Relational Advisors LLC, as part of its investment banking business, routinely performs financial analyses with respect to businesses and their securities in connection with mergers and acquisitions. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Agreement, although in so acting, have not entered into an agency or other fiduciary relationship with the Company, its Board or stockholders, or any other person. We expect to receive fees for our services in connection with the Merger, substantially all of which fees are contingent upon the consummation of the Merger, and will receive a fee for rendering this opinion, which fee is not contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse us for our reasonable out-of-pocket expenses and indemnify us against certain liabilities arising out of our engagement. We have in the past provided financial advisory services to the Company unrelated to the Merger, for which services we have received compensation. The Company is an investor and limited partner, with approximately 40% partnership interest, in a fund currently managed by Titan Investment Partners, LLC, the general partner of which is an affiliate of Relational Advisors LLC. Dr. Gene W. Ray, CEO of the Company, is an investor and limited partner in one of a number of limited partnerships and managed accounts, which are managed by Relational Investors LLC (“RILLC”), the general partner of which is an affiliate of Relational Advisors LLC. Dr. Ray’s limited partnership interest is less than 0.1% of the aggregate of the funds managed by RILLC. Relational Advisors LLC currently serves as financial advisor to a previous subsidiary of the Company, to which the Company remains a material creditor.

In arriving at our opinion, we have reviewed, among other information we deemed relevant, the Agreement; annual reports to Stockholders and annual reports on Forms 10-K of the Company and Lockheed for the three

B-1

years ended December 31, 2002; certain interim reports to stockholders and quarterly reports of the Company and Lockheed on Forms 10-Q; certain other communications from the Company and Lockheed to their respective stockholders; certain internal financial analyses and forecasts for the Company prepared by the management of the Company (the “Forecasts”); and certain publicly available research analysts’ reports of the Company and Lockheed. We also have held discussions with members of the senior managements of the Company and Lockheed regarding their assessment of the strategic rationale for, and the potential benefits and challenges of, the transaction contemplated by the Agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Shares and Lockheed Common Stock; compared certain financial and stock market information for the Company and Lockheed to similar information for certain other companies with publicly traded securities; reviewed, to the extent publicly available, financial terms of certain recent business combinations in the Federal IT Services and Aerospace & Defense sectors, specifically, and in other industries, generally; and reviewed such other information and performed such other studies and analyses as we deemed relevant.

We have relied upon the accuracy and completeness of all of the financial, accounting and other information discussed with or reviewed by us, have assumed such accuracy and completeness for purposes of rendering this opinion, and have not assumed any responsibility for independently verifying the accuracy or completeness of such financial, accounting and other information. In that regard, we have assumed, with your consent, that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. We further have assumed, with your consent, that the Merger will be consummated as set forth in the Agreement without waiver, modification or amendment of any material term, condition or agreement therein and that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Merger, no limitations, restrictions or conditions will be imposed that would have an adverse effect on the Company, Lockheed, the consummation of the Merger or the contemplated benefits of the Merger. We have not been requested to make, and have not made, an independent evaluation or appraisal of the assets and liabilities (including any derivative or off-balance-sheet assets and liabilities) of the Company or Lockheed or any of their respective subsidiaries, and we have not been furnished with any such evaluation or appraisal. Our opinion is necessarily based upon information available to us, and financial, economic, market and other conditions as they exist, and can be evaluated, on the date hereof. Our opinion does not address the relative merits of the transaction contemplated by the Agreement as compared to any alternative business transaction that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the transaction contemplated by the Agreement. In addition, we are not expressing any opinion herein as to the actual value of Lockheed Common Stock when issued to the holders of Shares pursuant to the Merger or the prices at which the Shares or the shares of Lockheed Common Stock will trade at any time.

Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such transaction. It should be noted that, although subsequent developments may affect this opinion, we do not have an obligation to update, revise or reaffirm this opinion.

Based upon and subject to the foregoing and such other matters as we deemed relevant, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of Shares pursuant to the Agreement is fair, from a financial point of view.

Very truly yours,

/s/ Relational Advisors LLC
Relational Advisors LLC

B-2

ANNEX C

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

Section 262 Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in receipt thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten-days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

The Maryland General Corporation Law authorizes Maryland corporations to limit the liability of directors and officers to the corporation or its stockholders for money damages, except (a) to the extent that it is proved that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, (b) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding that the person’s action or failure to act was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding or (c) in respect of certain other actions not applicable to the Registrant. Under the Maryland General Corporation Law, unless limited by a corporation’s charter, indemnification is mandatory if a director or an officer has been successful on the merits or otherwise in the defense of any proceeding by reason of his or her service as a director, unless such indemnification is not otherwise permitted as described in the following sentence. Indemnification is permissive unless it is established that (a) the act or omission of the director was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, (b) the director actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director had reasonable cause to believe his or her act or omission was unlawful. In addition to the foregoing, a court of appropriate jurisdiction may under certain circumstances order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or officer has met the standards of conduct set forth in the preceding sentence or has been adjudged liable on the basis that a personal benefit was improperly received in a proceeding charging improper personal benefit to the director or officer. If the proceeding was an action by or in the right of the corporation or involved a determination that the director or officer received an improper personal benefit, however, no indemnification may be made if the individual is adjudged liable to the corporation, except to the extent of expenses approved by a court of competent jurisdiction.

Article XI of the charter of Lockheed Martin limits the liability of directors and officers to the fullest extent permitted by the Maryland General Corporation Law. Article XI of the charter of Lockheed Martin also authorizes Lockheed Martin to adopt by-laws or resolutions to provide for the indemnification of directors and officers. Article VI of the By-laws of Lockheed Martin provides for the indemnification of the Lockheed Martin’s directors and officers to the fullest extent permitted by the Maryland General Corporation Law. In addition, Lockheed Martin’s directors and officers are covered by certain insurance policies maintained by Lockheed Martin.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number			Description of Exhibit

2.1		—	Agreement and Plan of Merger, dated as of September 15, 2003, by and among Lockheed Martin Corporation, LMC Sub One, Inc. and The Titan Corporation (included as Annex A to the proxy statement/prospectus).

2.2		—	Assignment and Assumption Agreement between LMC Sub One, Inc. and LMC LLC One, LLC dated November 18, 2003.

3.1		—	Charter of Lockheed Martin Corporation (incorporated by reference to Exhibit 3.1 of Lockheed Martin’s Current Report on Form 8-K/A filed with the SEC on July 22, 2003).

3.2		—	Bylaws of Lockheed Martin Corporation, as amended (incorporated by reference to Exhibit 4.3 of Lockheed Martin’s Registration Statement on Form S-3 filed with the SEC on August 28, 2003).

5.1	*	—	Opinion of King & Spalding LLP as to the legality of the securities being registered.

8.1		—	Opinion of King & Spalding LLP as to the U.S. federal income tax consequences of the merger described in this Registration Statement.

8.2		—	Opinion of Hogan & Hartson L.L.P. as to the U.S. federal income tax consequences of the merger described in this Registration Statement.

23.1		—	Consents of King & Spalding LLP (included as part of Exhibit 5.1* and Exhibit 8.1 to this Registration Statement).

23.2		—	Consent of Hogan & Hartson L.L.P. (included as part of Exhibit 8.2 to this Registration Statement).

23.3		—	Consent of Ernst & Young LLP.

23.4		—	Consent of KPMG LLP.

23.5		—	Consent of Ernst & Young LLP.

23.6	*	—	Consent of Relational Advisors LLC.

24.1	*	—	Powers of Attorney.

99.1	*	—	Proxy Card.

99.2	*	—	Proxy Card for holders owning Titan common stock through certain employee benefit plans.

99.3		—	Letter of Transmittal and Election Form for holders of Titan common stock.

99.4		—	Letter of Transmittal and Election Form for holders of Titan preferred stock.

*	Previously filed.

Item 22. Undertakings

(a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(c) The registrant undertakes that every prospectus: (i) that is filed pursuant to the preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Lockheed Martin of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that are incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply, by means of a post-effective amendment, all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bethesda, State of Maryland, on November 20, 2003.

LOCKHEED MARTIN CORPORATION

By:	/s/ RAJEEV BHALLA
Rajeev Bhalla
Vice President and Controller

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

* Vance D. Coffman	Chairman and Chief Executive Officer and Director (Principal Executive Officer)	November 20, 2003

* Christopher E. Kubasik	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	November 20, 2003

/s/ RAJEEV BHALLA Rajeev Bhalla	Vice President and Controller (Principal Accounting Officer)	November 20, 2003

The Registration Statement has also been signed on the date indicated by the following directors, who constitute a majority of the Board of Directors:

E.C. Aldridge, Jr.*	Frank Savage*
Nolan D. Archibald*	Anne Stevens*
Norman R. Augustine*	Robert J. Stevens*
Marcus C. Bennett*	James R. Ukropina*
Vance D. Coffman*	Douglas C. Yearley*
Gwendolyn S. King*
Douglas H. McCorkindale*
Eugene F. Murphy*
Joseph W. Ralston*

*By:	/s/ DAVID A. DEDMAN	November 20, 2003
David A. Dedman
(Attorney-in-fact**)

**By authority of Powers of Attorney previously filed with this Registration Statement.

EXHIBIT INDEX

Number			Description of Exhibit

2.1		—	Agreement and Plan of Merger, dated as of September 15, 2003, by and among Lockheed Martin Corporation, LMC Sub One, Inc. and The Titan Corporation (included as Annex A to the proxy statement/prospectus).

2.2		—	Assignment and Assumption Agreement between LMC Sub One, Inc. and LMC LLC One, LLC dated November 18, 2003.

3.1		—	Charter of Lockheed Martin Corporation (incorporated by reference to Exhibit 3.1 of Lockheed Martin’s Current Report on Form 8-K/A filed with the SEC on July 22, 2003).

3.2		—	Bylaws of Lockheed Martin Corporation, as amended (incorporated by reference to Exhibit 4.3 of Lockheed Martin’s Registration Statement on Form S-3 filed with the SEC on August 28, 2003).

5.1	*	—	Opinion of King & Spalding LLP as to the legality of the securities being registered.

8.1		—	Opinion of King & Spalding LLP as to the U.S. federal income tax consequences of the Merger described in this Registration Statement.

8.2		—	Opinion of Hogan & Hartson L.L.P. as to the U.S. federal income tax consequences of the Merger described in this Registration Statement.

23.1		—	Consents of King & Spalding LLP (included as part of Exhibit 5.1* and Exhibit 8.1 to this Registration Statement).

23.2		—	Consent of Hogan & Hartson L.L.P. (included as part of Exhibit 8.2 to this Registration Statement).

23.3		—	Consent of Ernst & Young LLP.

23.4		—	Consent of KPMG LLP.

23.5		—	Consent of Ernst & Young LLP.

23.6	*	—	Consent of Relational Advisors LLC.

24.1	*	—	Powers of Attorney.

99.1	*	—	Proxy Card.

99.2	*	—	Proxy Card for holders owning Titan common stock through certain employee benefit plans.

99.3		—	Letter of Transmittal and Election Form for holders of Titan common stock.

99.4		—	Letter of Transmittal and Election Form for holders of Titan preferred stock.

* Previously filed.